Form 20-F
period 2015-12-31
Cnova N.V.
filed 2016-07-22
CIK 1609653

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20‑F

☐REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

OR

☐TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 001‑36744

Cnova N.V.

(Exact name of Registrant as specified in its charter)

THE NETHERLANDS

(Jurisdiction of incorporation or organization)

Cdiscount S.A., 120-126,

Quai de Bacalan CS 11584, 33067

Bordeaux Cedex, France,

+33 5 55 71 45 00

CNova Comércio Eletrônico S.A.

Rua Gomes de Carvalho 1609, Vila Olimpia 04547-006

São Paulo SP, Brazil

+55 11 4949 8000

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: As of December 31, 2015, the registrant had outstanding 441,297,846 ordinary shares, par value € 0.05 per share and 412,114,952 special voting shares, par value € 0.05 per share.

Indicate by check mark if the registrant is a well‑known seasoned issuer, as defined in Rule 405 of the Securities Act.

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

☒ Yes  ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S‑T (§229.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

☐ Yes  ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated file, or a non‑accelerated filer. See the definitions of “accelerated filer” and “large accelerated filer” in Rule 12b‑2 of the Exchange Act (Check one):

Large accelerated filer ☐	Accelerated filer ☒	Non‑accelerated filer ☐

Indicate by check mark which basis for accounting the registrant has used to prepare the financing statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17  ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b‑2 of the Exchange Act).

☐ Yes  ☒ No

CNOVA N.V.

FORM 20‑F

ANNUAL REPORT FOR THE FISCAL YEAR ENDED DECEMBER 31, 2015

INTRODUCTION

In this annual report, the terms “Cnova,” “we,” “us,” “our” and “the Company” refer to Cnova N.V. and, where appropriate, its subsidiaries. Any reference to “our brands” or “our domain names” in this annual report includes the brands “Cdiscount,” “Extra,” “Casas Bahia,” and “Ponto Frio” and related domain names, which are either registered in the names of our Parent Companies or in the name of Cdiscount, Via Varejo or our Parent Companies as more fully described herein. Additionally, unless the context indicates otherwise, the following definitions apply throughout this annual report:

Name	Definition
Big C Supercenter	Big C Supercenter plc and its subsidiaries
Casino	Casino, Guichard‑Perrachon S.A.
Casino Group

Casino, Guichard‑Perrachon S.A. and its subsidiaries and, where appropriate, the controlling holding companies of Casino, including Rallye S.A. and Euris S.A.S. which are ultimately controlled by Mr. Jean‑Charles Naouri

CBD	Companhia Brasileira de Distribuição and, where appropriate, its subsidiaries (together, commonly known as Grupo Pão de Açúcar, or GPA)
Cdiscount	Cdiscount S.A. and, where appropriate, its subsidiaries
Cdiscount Group	Cdiscount Group S.A.S. (formerly Casino Entreprise S.A.S.) and, where appropriate, its subsidiaries
Cnova Brazil or Nova OpCo	CNova Comércio Eletrônico S.A., a wholly owned subsidiary of Cnova owning the Brazilian non‑food eCommerce businesses of CBD and Via Varejo following the completion of the 2014 Reorganization
Dutch HoldCo	Marneylectro B.V., a wholly owned subsidiary of Lux HoldCo, organized under Dutch law
Euris	Euris S.A.S.
Éxito	Almacenes Éxito S.A. and, where appropriate, its subsidiaries
Founding Shareholders

Casino, CBD, Via Varejo, Éxito and certain former managers of Nova Pontocom. The interests of CBD, Via Varejo and former managers of Nova Pontocom in Cnova are held indirectly through Lux HoldCo and/or Dutch HoldCo

Lux HoldCo	Marneylectro S.à r.l., a company organized under Luxembourg law and whose entire issued share capital is held by CBD, Via Varejo and former managers of Nova Pontocom
Nova HoldCo

Nova Pontocom Comércio Eletrônico S.A., following the completion of the 2014 Reorganization, which was spun off to GPA, Via Varejo and minority holders in 2015 and subsequently liquidated (as detailed in “ITEM 3.D: Risk Factors - Risks Related to the 2014 Reorganization” and “ITEM 4.C: Organizational Structure - The 2014 Reorganization” and “ITEM 4.C: Organizational Structure – The Restructurings”)

Nova Pontocom	Nova Pontocom Comércio Eletrônico S.A. and, where appropriate, its subsidiaries, prior to completion of the 2014 Reorganization
Parent Companies	Casino, CBD and Éxito, each of which is an affiliate of Cnova
Rallye	Rallye S.A. and, where appropriate, its subsidiaries
Via Varejo	Via Varejo S.A. and, where appropriate, its subsidiaries
Voting Depository	Stichting Cnova Special Voting Shares

We also have a number of other registered trademarks, service marks and pending applications relating to our brands. Solely for convenience, trademarks and trade names referred to in this annual report may appear without the “®” or “™” symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent possible under applicable law, our rights or the rights of the applicable licensor to these trademarks and trade names. Except for the trademarks and domain names licensed to us by our indirect shareholders CBD and Via Varejo, we do not intend our use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other companies. Each trademark, trade name or service mark of any other company appearing in this annual report is the property of its respective holder.

This annual report includes other statistical, market and industry data and forecasts which we obtained from publicly available information and independent industry publications and reports that we believe to be reliable sources. These publicly available industry publications and reports generally state that they obtain their information from sources that they believe to be reliable, but they do not guarantee the accuracy or completeness of the information. Although we believe that these sources are reliable, we have not independently verified the information contained in such publications. Certain estimates and forecasts involve uncertainties and risks and are subject to change based on various factors, including those discussed under the headings “Special Note Regarding Forward‑Looking Statements” and “ITEM 3.D: Risk Factors” in this annual report.

i

SPECIAL NOTE REGARDING FORWARD‑LOOKING STATEMENTS

This annual report contains forward‑looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that are based on our management’s beliefs and assumptions and on information currently available to our management. Forward‑ looking statements include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, potential market opportunities and the effects of competition. Forward‑looking statements include all statements that are not historical facts and can be identified by terms such as “anticipates,” “believes,” “could,” “seeks,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “projects,” “should,” “will,” “would” or similar expressions that convey uncertainty of future events or outcomes and the negatives of those terms. These statements include, but are not limited to, statements regarding:

•	our ability to compete successfully in our highly competitive market;
•	our ability to maintain and grow our existing customers base;
•	the extent to which we are able to benefit from the relationships with our Parent Companies;
•	our ability to achieve growth in the higher‑margin areas of our business, including our marketplaces and home furnishings products category;
•	our ability to attract and retain talented personnel;
•	our ability to monetize traffic from mobile activity;
•	our ability to successfully optimize, operate and manage our fulfillment centers;
•	our ability to keep good relations with our vendors and the ability of our vendors to maintain their commercial position;
•	our ability to protect our sites, networks and systems against security breaches;
•	the extent to which our sites are affected by significant interruptions or delays in service;
•	our ability to continue the use of our domain names and prevent third parties from acquiring and using domain names that infringe on our domain names;
•	our ability to maintain and enhance our brands, as well as our customer reputation;
•	our ability to comply with European, French, Brazilian and other laws and regulations relating to privacy and data protection;
•	our ability to comply with additional or unexpected laws and regulations applying to our business, including consumer protection laws and tax laws;
•	our ability to successfully integrate our businesses and realize many of the anticipated benefits of the restructurings completed in 2015 and 2016;
•	the outcome of our internal review of Cnova Brazil;
•	the impact on our business of the restatement of our previously issued financial statements and our identification of material weaknesses in our internal control over financial reporting;
•	the outcome of ongoing shareholder class action litigation; and
•	the potential reorganization of Cnova Brazil within Via Varejo and Casino’s potential tender offer of all of our publicly held ordinary shares contingent upon the completion of such reorganization.

The forward‑looking statements contained in this annual report reflect our views as of the date of this annual report about future events and are subject to risks, uncertainties, assumptions and changes in circumstances that may cause events or our actual activities or results to differ significantly from those expressed in any forward‑looking statement. In addition, Cnova operates in highly-volatile market environments such as Brazil or other countries, subject to rapid changes and difficult macro-environment. Although we believe that the expectations reflected in the forward‑looking statements are reasonable, we cannot guarantee future events, results, actions, levels of activity, performance or achievements. Readers are cautioned not to place undue reliance on these forward‑looking statements. A number of important factors could cause actual results to differ materially from those indicated by the forward‑looking statements, including, but not limited to, those factors described in “ITEM 3.D: Risk Factors,” “ITEM 4: Information on the Company” and “ITEM 5: Operating and Financial Review and Prospects.”

All of the forward‑looking statements included in this annual report are based on information available to us as of the date of this annual report. Unless we are required to do so under U.S. federal securities laws or other applicable laws, we undertake no obligation to publicly update or revise any forward‑looking statement, whether as a result of new information, future events or otherwise.

EXPLANATORY NOTE

Internal Review of Cnova Brazil

As disclosed in a press release dated December 18, 2015, the Board of Directors of Cnova N.V. engaged legal counsel to work with forensic accountants and perform an internal investigation of alleged employee misconduct related to inventory management at the Company’s Brazilian subsidiary’s distribution centers (DCs). Subsequently, the scope of the investigation at the Company’s Brazilian subsidiary (“Cnova Brazil”) was expanded to include: (i) an overstatement of Cnova Brazil net sales and accounts receivable (Customers’ Claims); (ii) inconsistencies linked to the amount and valuation of damaged and/or returned items in Cnova Brazil’s inventory (Reverse Logistics); (iii) incorrect entries recorded at Cnova Brazil concerning primarily accounts payable; (iv) altered account reconciliations that were intentionally prepared by Cnova Brazil accounting staff at the direction of former Cnova Brazil personnel and provided to mislead Cnova Brazil’s independent registered public accounting firm; (v) the unsupported capitalization of software development costs related to certain vendor expenses and employee payroll expenses into intangible asset accounts; and (vi) the improper deferral of certain operating expenses at Cnova Brazil (the “Investigation”). The Investigation also identified (i) a non-recurring Brazilian Imposto sobre Operações relativas à Circulaçãode Mercadorias e Prestação (“ICMS”) tax credit of 75 million Brazilian reais related to the sale of certain products by Cnova Brazil, which was recognized by the Company in December 2014, the impact of which on the Company’s results of operations for the three months ended December 31, 2014, was not previously disclosed; (ii) misconduct by Cnova Brazil IT personnel who intentionally altered records related to user access to certain of Cnova Brazil’s IT systems to mislead the independent registered public accounting firm.

On February 24, 2016, we disclosed that the audit committee of the Company’s board of directors, in consultation with management, determined that the Company’s financial statements contained in the previously filed annual report on Form 20-F for the year ended December 31, 2014, should no longer be relied upon and would need to be restated in connection with the issues discovered.  Based on the results of the internal review, we have determined that certain adjustments should be made to prior period financial statements.

In December 2015, we, through our external legal counsel, self-reported the matter to the staff of the Division of Enforcement of the United States Securities and Exchange Commission (the “Staff”), and have updated the Staff on the progress of the internal review. Our cooperation with the Staff is ongoing. We also reported the matter to the French Autorité des Marchés Financiers (“AMF”) and the Netherlands Authority for the Financial Markets (“AFM”).

In June 2016, our legal advisors and external forensic accountants completed the internal review. Based on their findings, which have been shared with the United States Securities and Exchange Commission (the “SEC”), we have restated (i) our consolidated financial statements as of and for the fiscal years ended December 31, 2013 and 2014 and (ii) our selected financial information as of and for the fiscal year ended December 31, 2012.

Restatement of Previously Issued Consolidated Financial Statements

As a result of the internal review of Cnova Brazil, we determined that net sales, cost of goods sold, inventory, accounts receivable, accounts payable and operating profit/(loss) from ordinary activities had been misstated from 2012 to 2015 and intangible assets needed to be corrected from 2012 to 2015. The nature of errors resulting from these incorrect statements are listed below and led to a correction of the accounting records processed during 2015 and the first few months of 2016. No tax impact was considered as the company assessed that the related deferred tax assets may not be recovered. In addition, the portion of adjustments listed below which relate to periods prior to July 2, 2012, the date Cnova Brazil started to be fully consolidated are recorded against the goodwill at that date:

•	Inventories:

As of December 31, 2015, a physical count of all seven of Cnova Brazil distribution centers was completed in Brazil with the support of external consultants. The results did not reveal any significant discrepancy.

Nevertheless, the work performed allowed to identify damaged/returned items that management decided to sell to discounters in April 2016. This change in estimate led to record an additional depreciation of a cumulated amount at December 31, 2015 of R$46.9 million (including a R$4.8 million impact for 2014) based on the net realizable value approach.

•	Net Sales & Accounts Receivable:

Prior to the internal review, under the Cnova Brazil’s customer service practice in Brazil, a customer was sent a replacement of product when a report was lodged confirming that the first delivery was either not received or was received in damaged/unsuitable condition. In many cases, the replacement shipment was sent before the missing or damaged/unsuitable merchandise was returned to Cnova Brazil, and a second sale was recorded in the company’s books. The subsidiary maintains two sales in the books, being one receivable from customers and another from freight companies. A cut-off procedure allows to adjust the second sale but was incorrectly applied and did not cancel the accumulated sales amount. As a result, the corrections of errors identified have the following impacts:

‑     Decrease of 2013 and 2014 net sales by respectively R$16.2 million and R$ 40.1 million

‑     Decrease of 2013 and 2014 cost of sales and fulfillment costs by respectively R$0.6 million and R$ 1.7 million

‑     Decrease of the related accounts receivable with freight companies as of December 31, 2013 and 2014 by respectively R$15.4 million and R$38.4 million.

The cumulative impacts of errors at Cnova Brazil were:

‑     R$110.1 million on cumulative net sales over 2015, 2014, 2013 and prior years

‑     R$57.7 million on accounts receivable as of December 31, 2015.

In addition, management discovered a sales cut-off error on orders to be billed and consequently decided to decrease 2013 and 2014 net sales by respectively R$22.7 million and R$16.7 million and increase other current liabilities for the same amounts. At Cnova Brazil, the cumulated impact on cumulative net sales is R$19.8 million.

•	Accounts Payable and Other Accounts:

Incorrect entries concerning accounts payable and other accounts were identified. They result from manipulated reports prepared by Cnova Brazil accounting staff at the direction of former Cnova Brazil employees. Consequently, management adjusted year-end accounts payable as of December 31, 2013 and 2014 by respectively an increase of R$7.6 million and a decrease of R$0.9 million and related cost of sales in the same amounts.

At Cnova Brazil, the cumulated impact on accounts payable as of December 31, 2015 is an increase of R$48.9 million.

•	Intangible assets:

The internal review has uncovered that invoices and employees’ time were incorrectly capitalized as part of intangible assets. Consequently, management reduced year-end intangible assets as of December 31, 2013 and 2014 by respectively R$13.9 million and R$24.2 million. This has resulted in a corresponding increase of operating expenses in the same amounts for 2013 and 2014. At Cnova Brazil, the cumulated impact on intangible assets as of December 31, 2015 is a decrease of R$71.0 million.

•	Deferred costs related to freight and other expenses:

The internal review has uncovered that invoices were incorrectly deferred to subsequent periods and that estimated accrual of invoices to be received were inaccurate. Consequently, management increased year-end accounts payable as of December 31, 2013 and 2014 by respectively R$4.0 million and R$19.5 million and related operating costs in the same amounts. At Cnova Brazil, the cumulated impact on accounts payable as of December 31, 2015 is an increase of R$21.7 million.

v

•	Additional adjustments:

In addition, during and after the conclusion of the internal review, Cnova management performed a thorough review of Cnova Brazil’s accounts and recorded several adjustments, some with impacts on prior years. They relate primarily to i) suppliers rebates impacting the inventory valuation, ii) fixed asset count, iii) provision for losses on accounts receivable, and iv) marketplace liabilities. The following table identifies the various impacts on the restated consolidated income statement for each period:

Accounts impacted (in R$ million)	Adjustment as of January 1, 2013	Adjustment as of December 31, 2013	Adjustment as of December 31, 2014
Trade receivables, net(i)	9.0	23.2	(66.1)
Inventories, net	5.9	(3.7)	(8.2)
Other current assets	0.4	1.5	(2.7)
Other non current assets	—	—	4.3
Trade payables	(6.6)	—	—
Other current liabilities	—	(2.1)	(2.9)

Accounts impacted (in R$ million)	Adjustment as of January 1, 2013	Adjustment as of December 31, 2013	Adjustment as of December 31, 2014
Net sales(i)	9.0	23.2	(60.9)
Cost of sales	(0.2)	(2.2)	(8.4)
Fulfillment	—	(2.1)	(10.3)
General and administrative	—	—	2.1
Other revenue	—	—	3.1
Financial Result	—	—	1.7
Income tax	—	—	(3.1)
Total in Real	8.8	18.9	(75.8)

(i)	The main adjustment being on accounting reconciliation of credit card, rebates, and wholesales.

The cumulative balance sheet overstatement impacted cost of sales for R$12.9 million, fulfillment costs for R$33.0 million and financial expense by R$3.4 million.

All the overstatements listed in this section sum up to a negative impact on net profit (loss) of R$83.5 million as of January 1, 2013, R$5.2 million for the year 2013 and R$ 186.8 million for the year 2014 (representing a cumulated amount of R$357.8 million at December 31, 2015).

In light of the findings of the internal review, we made the determination to restate previously reported (i) consolidated financial statements as of and for the fiscal years ended December 31, 2013 and 2014 and (ii) selected financial information as of and for the fiscal year ended December 31, 2012. In addition, the accompanying restated consolidated financial statements as of and for the fiscal years ended December 31, 2013 and 2014 have been revised to reflect in the proper periods the previously recorded out-of-period adjustments described above. See Note 3, “Restatement of previously financial statements” in our audited consolidated financial statements included elsewhere in this annual report.

Controls and Procedures

Based on the results of the internal review of Cnova Brazil, our management identified: (i) control deficiencies in our internal control over financial reporting associated with: (a) entity-level controls at Cnova Brazil; (b) entity-level controls at Cnova NV; (c) replacement shipments and reverse logistics processes at Cnova Brazil distribution centers; (d) accounts reconciliations and cut-off procedures of Cnova Brazil; (e) capitalization of certain expenses at Cnova Brazil; (f) IT general controls at Cnova Brazil; and (g) deferred taxes; and (ii) the need to restate prior period consolidated financial statements. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected and corrected on a timely basis. Furthermore, our Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), evaluated the effectiveness of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act), as of

December 31, 2015 and concluded that, due to material weaknesses in our internal control over financial reporting, our disclosure controls and procedures were not effective as of December 31, 2015.

For a discussion of management’s consideration of our controls and procedures and material weaknesses identified, see Part II, Item“ITEM 15 - Controls and Procedures” included in this annual report.

PART I

Item 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

Item 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

Item 3.  KEY INFORMATION

A.           Selected Financial Data

The following tables set forth our selected consolidated financial data. The consolidated income statement data for the years ended December 31, 2013, 2014 and 2015 as well as the consolidated balance sheet data as of December 31, 2014 and 2015 are derived from our audited consolidated financial statements included in "ITEM 18: Financial Statements" and have been adjusted for the effects of the restatement more fully described in the “Explanatory Note” on page iv of this annual report and in Note 3 (“Restatement of previously issued financial statements”) to our audited consolidated financial statements.

The consolidated income statement data for the year ended December 31, 2011 as well as the consolidated balance sheet data as of December 31, 2011 and 2012 have been derived from our audited consolidated financial statements, which are not included in this annual report. The consolidated income statement data for the year ended December 31, 2012 has been derived from 2012 restated unaudited financial statements. They all have been adjusted, when applicable, from previously reported amounts for the effects of the restatement more fully described in the “Explanatory Note” on page iv of this annual report and in Note 3 (“Restatement of previously issued financial statements”) to our audited consolidated financial statements included elsewhere in this annual report. We also prepared unaudited pro forma consolidated financial information by applying certain pro forma adjustments to the historical audited consolidated financial statements of Cnova and unaudited pro forma income statement data for the year ended 2012. See “ITEM 3.A: Selected Financial Data - Unaudited Pro Forma Income Statement Data for the Years Ended December 31, 2012” for further discussion of pro forma adjustments.

The selected consolidated historical financial information should be read in conjunction with “ITEM 5: Operating and Financial Review and Prospects,” our financial statements and the accompanying notes included elsewhere in this annual report. Our financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and have been audited by Ernst & Young Audit, an independent registered public accounting firm. Following deficiencies identified during the internal review performed at Cnova Brazil, the consolidated historical financial information was restated as described in “Explanatory Note” on page iv of this annual report.

The consolidated financial statements prior to 2014 were prepared based on the operations of Cdiscount Group and Nova Pontocom, as the combined operations of these two entities are deemed to have been the predecessor of Cnova (Nova Pontocom included from July 2, 2012 - the date control of Nova Pontocom was obtained by Casino - and has been accounted for as a reorganization of entities under common control of Casino). We did not operate as a standalone entity before November 2014, and, accordingly, the following discussion is not necessarily indicative of our future performance and does not reflect what our financial performance would have been had we operated as a standalone company prior to November 2014. Furthermore, our results of operations in any period may not necessarily be indicative of the results that may be expected in future periods. See “ITEM 3.D: Risk Factors” of this annual report.

	Year ended December 31,
	2011	2012 unaudited	2013	2014	2015	2015
		As restated(1)	As restated(2)	As restated(2)
	(in thousands, except per share amounts)
Consolidated Income Statement
Net Sales	€1,109,707	€1,992,342	€2,897,047	€3,416,368	€3,448,511	€3,744,738
Cost of sales	(958,314)	(1,686,353)	(2,473,902)	(2,989,946)	(3,036,834)	(3,297,698)
Operating expenses:
Fulfillment	(69,770)	(134,679)	(202,688)	(248,218)	(275,737)	(299,422)
Marketing	(33,294)	(54,020)	(78,474)	(70,009)	(77,882)	(84,572)
Technology and content	(30,674)	(52,215)	(79,204)	(85,691)	(98,700)	(107,178)
General and administrative	(20,362)	(29,352)	(45,250)	(49,037)	(76,739)	(83,331)
Operating profit/(loss) before Restructuring, Litigation, Initial public offering expenses, Gain/(loss) from disposal of non-current assets and impairment of assets	(2,710)	35,724	17,529	(26,533)	(117,381)	(127,464)
Restructuring	(2,412)	(2,897)	(2,790)	(8,413)	(17,133)	(18,604)
Litigation	751	(124)	(3,145)	(3,135)	(3,124)	(3,392)
Initial public offering expenses	—	—	—	(15,985)	(3,702)	(4,020)
Gain/(loss) from disposal of non-current assets	(271)	(644)	835	14	(6,108)	(6,633)
Impairment of assets	(158)	(2,845)	(1,139)	(2,588)	(14,614)	(15,869)
Operating profit/(loss)	(4,800)	29,213	11,290	(56,640)	(162,062)	(175,983)
Financial income	1,718	3,119	5,297	8,091	34,602	37,574
Financial expense	(4,960)	(27,065)	(60,900)	(75,487)	(94,615)	(102,743)
Profit/(loss) before tax	(8,042)	5,268	(44,312)	(124,035)	(222,075)	(241,151)
Income tax gain/(expense)	(1,666)	(6,177)	15,704	13,113	(20,308)	(22,052)
Share of profits/(losses) of associates	—	—	—	(2,369)	—	—
Net profit(loss) from continuing activities	(9,707)	(909)	(28,608)	(113,291)	(242,383)	(263,203)
Net profit/(loss) from discontinuing activities	—	(229)	180	(1,864)	(16,665)	(18,097)
Net profit/(loss) for the year	(9,707)	(1,138)	(28,428)	(115,155)	(259,048)	(281,300)
Attributable to Cnova equity owners	(9,643)	(1,432)	(27,696)	(112,495)	(244,223)	(265,202)
Attributable to non-controlling interests	(64)	293	(733)	(2,660)	(14,825)	(16,098)
Earnings (loss) per share (in € and $ respectively)	(0.05)	(0.02)	(0.07)	(0.27)	(0.55)	(0.60)
Diluted earnings per share (in € and $ respectively)	(0.05)	(0.02)	(0.07)	(0.27)	(0.55)	(0.60)

(1)

The information for the year ended December 31, 2012 has been adjusted and includes the 2012 related corrections uncovered by the internal investigation in Brazil as well as the other adjustments related to 2012 both mentioned in the “Explanatory Note” on page iv of this annual report.

(2)

The effects of the restatement on the Company’s consolidated income statement for the year ended December 31, 2013 and 2014 are described in the “Explanatory Note” on page iv of this annual report and in Note 3 (“Restatement of previously issued financial statements”) to our audited consolidated financial statements.

	As of December 31,
	2011	2012 unaudited	2013	2014	2015	2015
		As restated(1)	As restated(2)	As restated(2)
	(€ thousands)	(€ thousands)	(€ thousands)	(€ thousands)	(€ thousands)	($ thousands)
Consolidated Balance Sheet data:
Cash and cash equivalents	31,578	176,601	263,550	573,321	400,793	435,221
Trade receivables, net	119,020	118,723	120,745	117,656	129,651	140,788
Inventories, net	119,574	274,775	360,674	400,111	414,956	450,601
Total assets	478,304	1,537,391	1,716,191	2,140,043	1,718,651	1,866,283
Trade payables	358,583	742,616	920,450	1,311,234	1,216,022	1,320,479
Financial debt	21,495	78,005	163,317	104,603	146,968	159,592
Total equity	52,016	585,258	469,436	521,542	98,071	106,495

(1)

The information for the year ended December 31, 2012 has been adjusted and includes the 2012 related corrections uncovered by the internal investigation in Brazil as well as the other adjustments related to 2012 both mentioned in the “Explanatory Note” on page iv of this annual report.

(2)

The effects of the restatement on the Company’s consolidated balance sheets as of December 31, 2013 and 2014 are described in the “Explanatory Note” on page iv of this annual report and in Note 3 (“Restatement of previously issued financial statements”) to our audited consolidated financial statements.

The share capital of Cnova is composed of 441,297,846 ordinary shares as of December 31, 2015.

	For the Year ended December 31,
	2011	2012 unaudited		2013	2014	2015
		Actual	Pro Forma
€ thousands		As restated (1)	As restated (1)	As restated(2)	As restated(2)
Other Financial Data:
Gross profit (thousands)(3)	€151,393	€305,990	€369,496	€423,145	€426,422	€411,677	$447,040
Adjusted EBITDA (thousands)(4)	€7,542	€53,042	€24,213	€43,986	€4,228	€(79,902)	$(86,766)
Free cash flow - continuing activities (thousands)(5)	€(6,325)	€155,587	€105,300	€122,589	€210,975	€(64,154)	$(69,665)
Net cash/(Net financial debt) (thousands)(6)	€54,471	€151,725	€190,733	€164,060	€533,878	€253,838	$275,643

(1)

The information for the year ended December 31, 2012 has been adjusted and includes the 2012 related corrections uncovered by the internal investigation in Brazil as well as the other adjustments related to 2012 both mentioned in the “Explanatory Note” on page iv of this annual report.

(2)

The effects of the restatement on the Company’s consolidated balance sheets as of December 31, 2013 and 2014 are described in the “Explanatory Note” on page iv of this annual report and in Note 3 (“Restatement of previously issued Financial Statements”) to our audited consolidated financial statements.

(3)

Gross profit is a non-GAAP financial measure that we calculate as net sales minus cost of sales. Please see "Non-GAAP Financial Measures -Gross Profit and Gross Margin" for more information and for the computation of gross profit.

(4)

Adjusted EBITDA is a non-GAAP financial measure that we calculate as operating profit/(loss) before restructuring, litigation, initial public offering expenses,  gain/(loss) from disposal of non-current assets and impairment of assets and before depreciation and amortization expense and share-based payments. Please see "Non-GAAP Financial Measures - Adjusted EBITDA" for more information and for a reconciliation of adjusted EBITDA to operating profit/(loss) before restructuring, litigation, initial public offering expenses, gain/(loss) from disposal of non-current assets and impairment of assets, the most directly comparable financial measure calculated and presented in accordance with GAAP.

(5)

Free cash flow is a non-GAAP financial measure that we calculate as net cash from/(used in) operating activities as presented in our cash flow statement less capital expenditures (purchase of property and equipment and intangible assets). Please see "Non-GAAP Financial Measures -  Free Cash Flow and Free Cash Flow Less the Financial Expense Paid in Relation to Factoring Activities" for more information and for a reconciliation of free cash flow to net cash from/(used in) operating activities, the most directly comparable financial measure calculated and presented in accordance with GAAP.

(6)

Net cash/(net financial debt) is a non-GAAP financial measure that we calculate as the sum of cash and cash equivalents and cash pool balances held in arrangements with Casino Group and presented in other current assets, less current and non-current financial debt. Please see "Non-GAAP Financial Measures – Net cash/(net financial debt)" for more information and for a reconciliation of net cash/(net financial debt) to non-current financial debt, the most directly comparable financial measure calculated and presented in accordance with GAAP.

	For the Year ended December 31,
	2011	2012 unaudited		2013	2014	2015

€ thousands (except Adjusted EPS)		Actual As restated (1)	Pro Forma As restated (1)	As restated(2)	As restated(2)
New Other Financial Data:
Adjusted net profit/(loss) attributable to equity holders of Cnova (thousands)(3)	€(7,737)	€3,332	€(43,594)	€(29,197)	€(87,170)	€(189,533)	$(205,814)
Adjusted EPS(4)	€(0.04)	€0.01	€(0.11)	€(0.07)	€(0.22)	€(0.45)	$(0.49)

(1)

The information for the year ended December 31, 2012 has been adjusted and includes the 2012 related corrections uncovered by the internal investigation in Brazil as well as the other adjustments related to 2012 both mentioned in the “Explanatory Note” on page iv of this annual report.

(2)

The effects of the restatement on the Company’s consolidated income statement for the year ended December 31, 2013 and 2014 are described in the “Explanatory Note” on page iv of this annual report and in Note 3 (“Restatement of previously issued financial statements”) to our audited consolidated financial statements.

(3)

Adjusted net profit/(loss) attributable to equity holders of Cnova is a non-GAAP financial measure that we calculate as net profit/(loss) attributable to equity holders of Cnova before restructuring, litigation, initial public offering expenses,  gain/(loss) from disposal of non-current assets and impairment of assets and the related tax impacts. Please see "-Non-GAAP Financial Measures-Adjusted Net Profit/(loss) attributable to equity holders of Cnova / Adjusted EPS" for more information and for a reconciliation of adjusted net profit/(loss) attributable to equity holders of Cnova to net profit/(loss) attributable to equity holders of Cnova, the most directly comparable financial measure calculated and presented in accordance with GAAP.

(4)

Adjusted EPS is a non-GAAP financial measure that we calculate as adjusted net profit/(loss) attributable to equity holders of Cnova divided by the weighted average number of outstanding ordinary shares of Cnova during the applicable period. Please see "-Non-GAAP Financial Measures-Adjusted Net Profit/(Loss) Attributable to Equity Holders of Cnova and Adjusted EPS" for more information and for a reconciliation of adjusted net profit/(loss) attributable to equity holders of Cnova to net profit/(loss) attributable to equity holders of Cnova, the most directly comparable financial measure calculated and presented in accordance with GAAP, and the related adjusted EPS.

The following table sets forth selected operating data that Cnova uses as measures of its operating performance.

	For the Year ended December 31,
	2011	2012 unaudited	2013	2014	2015	2015
Operating Data:(1)
GMV (millions)(2)	€2,828.0	€3,114.8	€3,569.5	€4,443.4	€4,868.0	$5,286.1
GMV Cdiscount (millions)(2)	€1,335.1	€1,624.1	€1,900.1	€2,288.2	€2,741.5	$2,977.0
GMV Cdiscount France (millions)(2)	€1,335.1	€1,624.1	€1,900.1	€2,277.9	€2,709.3	$2,942.0
GMV Cdiscount International (millions)(2)	€—	€—	€—	€10.3	€32.2	$34.9
GMV Cnova Brazil (millions)(2)	€1,492.9	€1,490.7	€1,669.4	€2,155.2	€2,126.5	$2,309.2
Marketplace share(3)	0%	3%	7%	12%	20%	20%
Marketplace share Cdiscount France(3)	1%	6%	12%	19%	27%	27%
Marketplace share Cnova Brazil(3)	—	—	1%	4%	11%	11%
Active customers (millions)(4)	7.5	8.9	11.0	13.5	14.9	14.9
Orders (millions)(5)	15.6	18.8	23.6	31.5	38.3	38.3
Number of items in placed orders	32.4	36.9	43.9	55.5	66.9	66.9
Traffic (visits in millions)(6)	716.1	895.2	1,099.1	1,326.6	1,710.6	1,710.6

(1)

Operating data, other than GMV Cdiscount France, GMV Cdiscount International, GMV Cnova Brazil, Marketplace share Cdiscount France and Marketplace share Cnova Brazil, are given for Cnova on a consolidated basis. Operating data, other than GMV, GMV Cdiscount, GMV Cdiscount France, GMV Cdiscount International and GMV Cnova Brazil, do not include our business-to-business ("B2B") sales.

(2)

Gross Merchandise Volume (GMV) is defined as the sum of product sales, other revenues, marketplace business volumes (calculated based on approved and sent orders) and taxes. 2012 to 2015 GMV were also adjusted to reflect the effects of the restatement of the Company.

(3)	Marketplace share of GMV includes marketplace share of www.cdiscount.com in France as well as extra.com.br, pontofrio.com, casasbahia.com.br and cdiscount.com.br in Brazil
(4)

Active customers are customers having purchased at least once through our sites during each of the years indicated in the table above, calculated on a website-by-website basis because we operate multiple sites, each with unique systems of identifying users, which could result in an individual being counted more than once.

(5)	Total number of placed orders before cancellation due to fraud detection and/or customer non-payment.
(6)	Number of visits to our websites in millions.

Exchange Rates

All references in this annual report to “U.S. dollars” or “$” are to the legal currency of the United States, all references to “€” or “euro” are to the currency introduced at the start of the third stage of the European economic and monetary union pursuant to the treaty establishing the European Community, as amended, and all references to the “real” or “R$” are to Brazilian reais, the official currency of the Federative Republic of Brazil (“Brazil”). This annual report contains translations of euro amounts into U.S. dollars at specific rates. Unless otherwise noted, all translations from euros to U.S. dollars and from U.S. dollars to euros in this annual report were made at a rate of $1.0859 per euro, the exchange rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 31, 2015.

        The tables below show the high, low, average and period end exchange rates of U.S. dollars per euro for the periods shown. Average rates are computed by using the noon buying rate of the Federal Reserve Bank of New York for the euro on each business day during the relevant year indicated or each business day during the relevant month indicated.

Year ended December 31,	High	Low	Average	Year-End
2011	1.4875	1.2926	1.3931	1.2973
2012	1.3463	1.2062	1.2859	1.3186
2013	1.3816	1.2774	1.3281	1.3779
2014	1.3927	1.2101	1.3297	1.2101
2015	1.2015	1.0524	1.1096	1.0859

Month Ended	High	Low	Average	Month-End
January 31, 2016	1.0964	1.0743	1.0855	1.0832
February 29, 2016	1.1362	1.0868	1.1092	1.0868
March 31, 2016	1.1390	1.0845	1.1134	1.1390
April 30, 2016	1.1441	1.1239	1.1346	1.1441
May 31, 2016	1.1516	1.1135	1.1312	1.1135
June 30, 2016	1.1400	1.1024	1.1232	1.1032

The noon buying rate of the Federal Reserve Bank of New York for the euro on June 30, 2016 was €1.00 = $ 1.1032.

The tables below show the high, low, average and period-end exchange rates of euros per real for the periods shown. Average rates are computed by using the foreign exchange reference rate as published by the European Central

Bank on its website for the real on each business day during the relevant year indicated or each business day during the relevant month indicated.

Year ended December 31,	High	Low	Average	Year-End
2011	0.4585	0.3896	0.4303	0.4139
2012	0.4449	0.3613	0.3999	0.3699
2013	0.3955	0.3070	0.3507	0.3070
2014	0.3443	0.2924	0.3208	0.3105
2015	0.3442	0.2114	0.2743	0.2319

Month Ended	High	Low	Average	Month-End
January 31, 2016	0.2324	0.2211	0.2272	0.2258
February 29, 2016	0.2312	0.2218	0.2276	0.2304
March 31, 2016	0.2518	0.2298	0.2428	0.2429
April 30, 2016	0.2539	0.2381	0.2478	0.2516
May 31, 2016	0.2537	0.2434	0.2501	0.2509
June 30, 2016	0.2786	0.2485	0.2595	0.2786

The reference rate of the European Central Bank for the real on June 30, 2016 was R$1.00 = € 0.2786.

We make no representation that any euro, U.S. dollar or Brazilian real amounts could have been, or could be, converted into U.S. dollars or euro, as the case may be, at any particular rate, at the rates stated above, or at all. The rates set forth above are provided solely for the reader’s convenience and may differ from the actual rates used in the preparation of the consolidated financial statements included in this annual report and other financial data appearing in this annual report.

Non‑GAAP Financial Measures

Gross Profit and Gross Margin

We define gross profit as net sales less cost of sales and gross margin as gross profit as a percentage of net sales. Gross profit and gross margin are included as a supplemental disclosure because they are performance measures used by our management and board of directors (the “board” or “board of directors”) to determine the commercial performance of our business.

The following table presents a computation of gross profit and gross margin for each of the periods indicated:

	Year ended December 31,
	2011	2012 unaudited		2013	2014	2015	2015

		Actual As restated (1)	Pro Forma As restated (1)	As restated(2)	As restated(2)
	(€ thousands,	(€ thousands,		(€ thousands,	(€ thousands,	(€ thousands,	($ thousands,
	except Gross margin)	except Gross margin)		except Gross margin)	except Gross margin)	except Gross margin)	except Gross margin)
Net sales	1,109,707	1,992,342	2,640,296	2,897,047	3,416,368	3,448,511	3,744,738
Less:
Cost of sales	(958,314)	(1,686,353)	(2,270,800)	(2,473,902)	(2,989,946)	(3,036,834)	(3,297,698)
Gross Profit	151,393	305,990	369,496	423,145	426,422	411,677	447,040
Gross margin	13.6%	15.4%	14.0%	14.6%	12.5%	11.9%	11.9%

(1)

The information for the year ended December 31, 2012 has been adjusted and includes the 2012 related corrections uncovered by the internal investigation in Brazil as well as the other adjustments related to 2012 both mentioned in the “Explanatory Note” on page iv of this annual report.

(2)

The effects of the restatement on the Company’s consolidated income statement for the year ended December 31, 2013 and 2014 are described in the “Explanatory Note” on page iv of this annual report and in Note 3 (“Restatement of previously issued financial statements”) to our audited consolidated financial statements.

Adjusted EBITDA

To provide investors with additional information regarding our financial results, we have disclosed in the table below and elsewhere in this annual report adjusted EBITDA, a non-GAAP financial measure that we calculate as operating profit/(loss) before restructuring, litigation, initial public offering expenses, gain/(loss) from disposal of non-current assets and impairment of assets and before depreciation and amortization expense and share-based payment. We have provided a reconciliation below of adjusted EBITDA to operating profit/(loss) before restructuring, litigation, initial public offering expenses, gain/(loss) from disposal of non-current assets and impairment of assets, the most directly comparable GAAP financial measure.

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

•	adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;
•	adjusted EBITDA does not consider the potentially dilutive impact of equity-based compensation;
•	adjusted EBITDA does not reflect tax payments that may represent a reduction in cash available to us; and
•	other companies, including companies in our industry, may calculate adjusted EBITDA differently, which has an impact on its usefulness as a comparative measure.

Because of these limitations, you should consider adjusted EBITDA in conjunction with other financial performance measures, including various cash flow metrics, operating profit/(loss) and our other GAAP results.

The following table reflects the reconciliation of operating profit/(loss) before restructuring, litigation, initial public offering expenses, gain/(loss) from disposal of non-currents assets and impairment of assets to adjusted EBITDA for each of the periods indicated:

	Year ended December 31,
€ millions	2011	2012 unaudited		2013	2014	2015	2015

		Actual As restated (1)	Pro Forma As restated (1)	As restated(2)	As restated(2)
	(€ thousands)	(€ thousands)		(€ thousands)	(€ thousands)	(€ thousands)	($ thousands)
Operating profit/(loss) before restructuring, initial public offering expenses, litigation, gain/(loss) from disposal of non-current assets and impairment of assets	(2,710)	35,724	2,751	17,529	(26,533)	(117,381)	(127,464)
Excluding: Share based payment expenses	59	505	736	393	50	689	748
Excluding: Depreciation and amortization	10,193	16,813	20,726	26,064	30,711	36,790	39,950
Adjusted EBITDA	7,542	53,042	24,213	43,986	4,228	(79,902)	(86,766)

(1)

The information for the year ended December 31, 2012 has been adjusted and includes the 2012 related corrections uncovered by the internal investigation in Brazil as well as the other adjustments related to 2012 both mentioned in the “Explanatory Note” on page iv of this annual report.

(2)

The effects of the restatement on the Company’s consolidated income statement for the year ended December 31, 2013 and 2014 are described in the “Explanatory Note” on page iv of this annual report and in Note 3 (“Restatement of previously issued financial statements”) to our audited consolidated financial statements.

Adjusted Net Profit/(Loss) Attributable to Equity Holders of Cnova and Adjusted EPS

Adjusted net profit/(loss) attributable to equity holders of Cnova is calculated as net profit/(loss) attributable to equity holders of Cnova before restructuring, litigation, initial public offering expenses,  gain/(loss) from disposal of non-current assets and impairment of assets and the related tax impacts. Adjusted EPS is calculated as adjusted net profit/(loss) attributable to equity holders of Cnova divided by the weighted average number of outstanding ordinary shares of Cnova during the applicable period. We have provided a reconciliation below of adjusted net profit/(loss) attributable to equity holders of Cnova to net profit/(loss) attributable to equity holders of Cnova, the most directly comparable GAAP financial measure.

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

	2011	2012 unaudited		2013	2014	2015

		Actual As restated (1)	Pro Forma As restated (1)	As restated(2)	As restated(2)
	(€ thousands)	(€ thousands)		(€ thousands)	(€ thousands)	(€ thousands)	($ thousands)
Net profit/(loss) for the year attributable to equity holders of Cnova	(9,643)	(3,241)	(49,668)	(27,665)	(110,697)	(232,189)	(252,134)
Excluding: restructuring expenses	2,412	2,897	2,897	2,790	8,413	17,133	18,605
Excluding: litigation expenses	(751)	124	124	3,145	3,135	3,124	3,392
Excluding: initial public offering expenses		—	—	—	15,985	3,702	4,020
Excluding gain / (loss) from disposal of non-current assets	271	644	644	(835)	(14)	6,108	6,633
Excluding: impairment of assets charges	158	2,845	2,240	1,139	2,588	14,614	15,869
Excluding: income tax effect on above adjustments	(171)	(218)	(21)	(478)	(6,482)	(1,432)	(1,555)
Excluding: recognition of previously unrecognized tax losses		349	238	(7,300)	—	—	—
Excluding: minority interest effect on above adjustments	(13)	(68)	(48)	7	(98)	(593)	(644)
Adjusted net profit/(loss) for the year attributable to equity holders of Cnova	(7,737)	3,332	(43,594)	(29,197)	(87,170)	(189,533)	(205,814)
Weighted average number of ordinary shares	190,974,069	301,214,819	411,455,569	411,455,569	414,961,806	441,297,846	441,297,846
Adjusted EPS on continued activities (€)	(0.04)	0.01	(0.11)	(0.07)	(0.21)	(0.43)	(0.47)
Adjusted EPS on discontinued activities (€)		—	—	0.00	(0.01)	(0.02)	(0.03)
Adjusted EPS (€)	(0.04)	0.01	(0.11)	(0.07)	(0.22)	(0.45)	(0.49)

(1)

The information for the year ended December 31, 2012 has been adjusted and includes the 2012 related corrections uncovered by the internal investigation in Brazil as well as the other adjustments related to 2012 both mentioned in the “Explanatory Note” on page iv of this annual report.

(2)

The effects of the restatement on the Company’s consolidated income statement for the year ended December 31, 2013 and 2014 are described in the “Explanatory Note” on page iv of this annual report and in Note 3 (“Restatement of previously issued financial statements”) to our audited consolidated financial statements

Free Cash Flow and Free Cash Flow less the Financial Expense Paid in Relation to Factoring Activities

To provide investors with additional information regarding our financial results, we have also disclosed in the table below and elsewhere in this annual report free cash flow and free cash flow less the financial expense paid in relation to factoring activities, non-GAAP financial measures that we calculate as follows:

•

free cash flow is calculated as net cash from/(used in) operating activities as presented in our cash flow statement less capital expenditures (purchases of intangible assets, property and equipment), and

•

free cash flow less the financial expense paid in relation to factoring activities is calculated as net cash from/(used in) operating activities as presented in our cash flow statement less capital expenditures (purchases of intangible assets, property and equipment) less the financial expense paid in relation to factoring activities.

We have provided below a reconciliation of free cash flow and free cash flow less the financial expense paid in relation to factoring activities to net cash from/(used in) operating activities, the most directly comparable GAAP financial measure.

We have included free cash flow and free cash flow less the financial expense paid in relation to factoring activities in this annual report because they are measures that provide useful information to management and investors about the amount of cash generated by our business. Accordingly, we believe that free cash flow and free cash flow less the financial expense paid in relation to factoring activities provide useful information to management to run our business and allocate resources. Free cash flow and free cash flow less the financial expense paid in relation to factoring activities also reflect changes in working capital.

Free cash flow and free cash flow less the financial expense paid in relation to factoring activities do not represent the increase or decrease in our cash balance, and you should not consider them in isolation or as substitutes for analysis of our results or cash flows as reported under GAAP. There are limitations to using free cash flow and free cash flow less the financial expense paid in relation to factoring activities as analytical tools, including that other companies, among them companies in our industry, may calculate free cash flow and free cash flow less the financial expense paid in relation to factoring activities differently or not at all. Because of these limitations, you should consider free cash flow and free cash flow less the financial expense paid in relation to factoring activities alongside other financial performance measures, including net cash from/(used in) operating activities, capital expenditures and our other GAAP results.

The following table presents a reconciliation of net cash from/(used in) operating activities to free cash flow and free cash flow less the financial expense paid in relation to factoring activities for each of the periods indicated:

	Year ended December 31,
	2011	2012 unaudited		2013	2014	2015	2015

		Actual As restated (1)	Pro Forma As restated (1)	As restated(2)	As restated(2)
	(€ thousands)	(€ thousands)	(€ thousands)	(€ thousands)	(€ thousands)	(€ thousands)	($ thousands)
Net cash from/(used in) continuing operating activities(3)	17,630	192,639	150,934	171,108	282,144	2,322	2,521
Net cash from/(used in) discontinued operating activities	—	—	—	(932)	(2,037)	(7,337)	(7,967)
Less purchase of property and equipment and intangible assets - continuing activities	(23,955)	(37,052)	(45,633)	(48,519)	(71,169)	(66,476)	(72,186)
Less purchase of property and equipment and intangible assets - discontinued activities	—	—	—	—	4,891	(1,557)	(1,691)
Free cash flow - continuing activities	(6,325)	155,587	105,300	122,589	210,975	(64,154)	(69,665)
Free cash flow - discontinued activities	—	—	—	(932)	2,854	(8,894)	(9,658)
Less financial expense paid in relation to factoring activities	—	(18,744)	(18,744)	(45,352)	(60,084)	(78,321)	(85,049)
Free cash flow less financial expenses paid in relation to factoring activities - continuing activities	(6,325)	136,843	86,556	77,237	150,891	(142,475)	(154,714)
Free cash flow less financial expenses paid in relation to factoring activities - discontinued activities	—	—	—	(932)	2,854	(8,894)	(9,658)

(1)

The information for the year ended December 31, 2012 has been adjusted and includes the 2012 related corrections uncovered by the internal investigation in Brazil as well as the other adjustments related to 2012 both mentioned in the “Explanatory Note” on page iv of this annual report.

(2)

The effects of the restatement on the Company’s consolidated income statement for the year ended December 31, 2013 and 2014 are described in the “Explanatory Note” on page iv of this annual report and in Note 3 (“Restatement of previously issued financial statements”) to our audited consolidated financial statements.

(3)	Includes €10,293, €143,781, €130,182, €297,081 and €108,884 ($118,237 ) of changes in working capital for the years ended December 31, 2011, 2012, 2013, 2014 and 2015, respectively.

Net cash/(net financial debt)

To provide investors with additional information regarding our financial results, we have disclosed in the table above and elsewhere in this annual report net cash/(net financial debt), a non-GAAP financial measure that we calculate as the sum of i) cash and cash equivalents and ii) cash pool balances held in arrangements with Casino Group and presented in other current assets, less iii) current financial debt and iv) non-current financial debt. We have provided a reconciliation below of net cash/(net financial debt) to non-current financial debt, the most directly comparable GAAP financial measure.

We have included net cash/(net financial debt) in this annual report because it is a measure that provides useful information to management and investors to evaluate our cash and cash equivalents and debt levels and our current account position, taking into consideration the cash pool arrangements in place among certain members of the Casino Group. Accordingly, we believe that net cash/(net financial debt) provides useful information to investors and others in understanding our cash position and liquidity.

Net cash/(net financial debt) does not represent the increase or decrease in our cash balance, and you should not consider it in isolation or as a substitute for analysis of our results as reported under GAAP.

The following table reflects the reconciliation of non-current financial debt to net cash/(net financial debt) for each of the periods indicated:

	Year ended December 31,
	2011	2012 unaudited		2013	2014	2015	2015
		Actual As restated (1)	Pro Forma As restated (1)	As restated(2)	As restated(2)
	(€ thousands)	(€ thousands)		(€ thousands)	(€ thousands)	(€ thousands)	($ thousands)
Cash and cash equivalents	31,578	176,601	176,601	263,550	573,321	400,793	435,221
Plus cash pool balances with Casino presented in other current assets	44,388	53,129	53,129	63,828	65,160	13	14
Less current financial debt	(20,151)	(76,586)	(37,578)	(80,170)	(102,557)	(132,198)	(143,554)
Less non-current financial debt	(1,344)	(1,419)	(1,419)	(83,148)	(2,046)	(14,769)	(16,038)
Net cash/(Net financial debt)	54,471	151,725	190,733	164,060	533,878	253,838	275,643

(1)

The information for the year ended December 31, 2012 has been adjusted and includes the 2012 related corrections uncovered by the internal investigation in Brazil as well as the other adjustments related to 2012 both mentioned in the “Explanatory Note” on page iv of this annual report.

(2)

The effects of the restatement on the Company’s consolidated income statement for the year ended December 31, 2013 and 2014 are described in the “Explanatory Note” on page iv of this annual report and in Note 3 (“Restatement of previously issued financial statements”) to our audited consolidated financial statements.

Unaudited Pro Forma Income Statement Data for the Year Ended December 31, 2012

The following unaudited pro forma income statement data for the year ended December 31, 2012 is provided solely for purposes of the supplemental discussion of Cnova results of operations in the selected financial data in the section above and in the section “Non GAAP Financial Measures” and, therefore, is not necessarily indicative of the results of operations of Cnova that might have been achieved if Nova Pontocom had been combined for the period prior to July 2, 2012 and/or the Nova Pontocom Reorganization (as defined elsewhere in this report) had occurred as of January 1, 2012. They are not necessarily indicative of the results of operations of Cnova that may be expected to occur in the future.

		Nova Pontocom
		January 1 to	Nova Pontocom
	Cnova	30-Jun-12	Reorganization	Restatement(1)	Pro forma
	(€ thousands)
Net sales	1,991,439	658,283	—	(9,426)	2,640,296
Cost of sales	(1,689,340)	(564,333)	—	(17,127)	(2,270,800)
Operating expenses:					—
Fulfillment	(134,361)	(52,861)	—	(3,971)	(191,193)
Marketing	(54,430)	(12,517)	—	(1,311)	(68,258)
Technology and content	(53,057)	(12,422)	—	(2,689)	(68,168)
General and administrative	(29,408)	(9,537)	—	(181)	(39,126)
Operating profit/(loss) before Restructuring, Litigation, Initial public offering expenses, Gain/(loss) from disposal of non-current assets and impairment of assets	30,843	6,613	—	(34,705)	2,751
Restructuring	(2,897)	—	—	—	(2,897)
Litigation	(124)	—	—	—	(124)
Gain/(loss) from disposal of non-current assets	(644)	(24)	—	—	(668)
Impairment of assets	(2,845)	605	—	—	(2,240)
Operating profit/(loss)	24,333	7,194	—	(34,705)	(3,178)
Financial income	3,249	1,313	—	—	4,562
Financial expense	(27,195)	(23,412)	2,221	—	(48,386)
Profit/(loss) before tax	387	(14,905)	2,221	(34,705)	(47,002)
Income tax gain/(expense)	(6,177)	4,495	(755)	—	(2,437)
Share of profits/(losses) of associates	(229)	—	—	229	—
Net profit from discontinuing operations	—	—	—	(229)	(229)
Net profit/(loss)	(6,019)	(10,410)	1,466	(34,705)	(49,668)

(1)	The column “Restatement” includes (i) the 2012 related corrections uncovered by the internal investigation in Brazil and (ii) discontinued operations (MonShowroom).

Pro Forma Adjustments

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

All pro forma adjustments are attributable to the full consolidation of Nova Pontocom and to the Nova Pontocom Reorganization. Only adjustments that are expected to have a continuing effect on Cnova’s financial statements are reflected. For instance, the pro forma financial income statement data does not reflect any integration expenses that may be incurred in connection with the Nova Pontocom Reorganization.

Only adjustments that are factually supportable and that can be estimated reliably are taken into account. For instance, the pro forma financial income statement data do not reflect any cost savings potentially realizable from the elimination of some expenses or from synergies. The pro forma financial income statement data does not reflect any special items such as impairments pursuant to contractual change of control provisions or integration costs that may be incurred as a result of the Nova Pontocom Reorganization.

B.          Capitalization and Indebtedness

Not applicable.

C.          Reasons for the Offer and Use of Proceeds

Not applicable.

D.           Risk Factors

Our business faces significant risks. You should carefully consider all of the information set forth in this annual report and in our other filings with the Securities and Exchange Commission (the “SEC”), including the following risk factors. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. This annual report also contains forward‑looking statements that involve risks and uncertainties. Our results could materially differ from those anticipated in these forward‑looking statements as a result of certain factors including the risks described below and elsewhere in this annual report and our other SEC filings. See also “Special Note Regarding Forward‑Looking Statements.”

Risks Related to our Internal Control over Financial Reporting, the Internal Review and Related Restatement of our Financial Statements

Matters arising out of or related to the restatement of our previously issued financial statements and from material weaknesses in our internal control over financial reporting, including adverse publicity, regulatory inquiries and litigation, could have a material adverse effect on our business, results of operations, financial condition or the price of our ordinary shares.

In December 2015, our board of directors engaged external legal advisors to perform an internal review of possible employee misconduct related to inventory management. The review was later expanded to include additional conduct relating to accounting issues. Our legal advisors engaged local counsel in Brazil and forensic accountants to assist with the internal review. We disclosed the commencement of the review on December 18, 2015.  Also in December 2015, we, through our external legal counsel, self-reported these matters to the Staff of the SEC and have updated the Staff on the progress of the internal review. Our cooperation with the Staff is ongoing. We also reported the matter to the French Autorité des Marchés Financiers (“AMF”) and the Netherlands Authority for the Financial Markets (“AFM”).

As the internal review proceeded, additional conduct was identified at Cnova Brazil, including: (i) an overstatement of Cnova Brazil net sales, accounts receivable and operating profit/(loss) from ordinary activities (operating EBIT); (ii) inconsistencies linked to the number and valuation of damaged and/or returned items in Cnova Brazil’s inventory; (iii) incorrect accounting entries at Cnova Brazil, primarily concerning accounts payable; (iv) altered account reconciliations that were intentionally prepared by Cnova Brazil accounting staff at the direction of former Cnova Brazil employees and provided to Cnova Brazil’s independent registered public accounting firm; (v) improper capitalization of certain expenses at Cnova Brazil; and (vi) the deferred recognition of operating expenses at Cnova Brazil. The internal inquiry also identified: (i) a non-recurring Brazilian ICMS tax credit of 75 million Brazilian reais related to the sale of certain products by Cnova Brazil which was recognized by the Company in December 2014, the impact of which on the Company’s results of operations for the three months ended December 31, 2014 was not previously disclosed; and (ii) misconduct by Cnova Brazil information technology personnel who altered records related to user access to certain of Cnova Brazil’s information technology systems and provided such records to Cnova Brazil’s independent registered public accounting firm.

In light of the findings of the internal review, we made the determination to restate previously reported (i) consolidated financial statements as of and for the fiscal years ended December 31, 2013 and 2014 and (ii) selected financial information as of and for the fiscal year ended December 31, 2012. Additionally, we announced that our previously filed financial statements could no longer be relied upon. This annual report includes restated consolidated financial statements and certain restated financial data in “ITEM 5: Operating and Financial Review and Prospects” as of and for the fiscal years ended December 31, 2013 and 2014 and restated selected financial data as of and for the fiscal year ended December 31, 2012. The accompanying restated consolidated financial statements as of and for the fiscal years ended December 31, 2013 and 2014 have also been revised to reflect in the proper periods the previously recorded out-of-period adjustments described above. The circumstances and findings of the internal review and the restatement are more fully described in the “Explanatory Note” on page iv of this annual report and in Note 3 (“Restatement of previously issued financial statements”) to our audited consolidated financial statements included elsewhere in this annual report.

We have incurred and expect to incur significant additional legal, accounting and other professional fees and other costs in connection with the internal review, the preparation of restated consolidated financial statements, remediation efforts and related matters. While we believe we have made appropriate judgments in identifying the errors made in our previously reported consolidated financial statements and recording the correct adjustments in preparing our restated consolidated financial statements, there is a risk that we may have to further restate our historical consolidated financial statements, amend prior filings with the SEC or take other actions not currently contemplated, including as a result of SEC review of our filings. Further, if the SEC were to conclude that enforcement action is appropriate, we could incur civil penalties and fines. The SEC also could impose other sanctions against us or certain of our current and former directors and officers. Any of these events could have a material adverse effect on our business, results of operations, cash flows, financial condition or the price of our ordinary shares.

Our board of directors, management and other key employees have expended, and may continue to expend, a substantial amount of time on matters relating to the internal review, the restatement and the pending private litigation, diverting resources and attention that would otherwise be directed toward our operations and implementation of our business strategy, all of which could materially adversely affect our business, results of operations, cash flows, financial condition or the price of our ordinary shares.

We have identified material weaknesses in our internal control over financial reporting and cannot assure you that additional material weaknesses will not be identified in the future. Furthermore, in the future we may be unable to comply with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, investors may lose confidence in the accuracy and completeness of our financial reports or the reliability of our financial statements, and, as a result, the price of our ordinary shares may suffer.

Beginning in the fiscal year ended December 31, 2015, we are required to furnish a report by management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F pursuant to Section 404(a) of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) and, as long as we remain an accelerated filer, or if we become a large accelerated filer, we must include a registered public accounting firm’s attestation report on our internal control over financial reporting in our annual report on Form 20-F pursuant to Section 404(b) of the Sarbanes-Oxley Act. If in the future we identify additional material weaknesses in our internal control over financial reporting, if we are unable to comply with the requirements of Section 404 of the Sarbanes-Oxley Act or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports, and the price of our ordinary shares may be adversely affected.

As discussed in “ITEM 15: Controls and Procedures,” we identified material weaknesses in our internal control over financial reporting associated with: (a) entity-level controls at Cnova Brazil; (b) entity-level controls at Cnova NV; (c)

replacement shipments and reverse logistics processes at Cnova Brazil distribution centers; (d) accounts reconciliations and cut-off procedures of Cnova Brazil; (e) capitalization of certain expenses at Cnova Brazil; (f) IT general controls at Cnova Brazil; and (g) deferred taxes. This resulted in incorrect statements which have been corrected through the restatement of our selected financial data (as applicable) as of and for the fiscal year ended December 31, 2012 and the restatement of our consolidated financial statements as of and for the fiscal years ended December 31, 2013 and 2014 included in this annual report. Our management concluded that, due to material weaknesses in our internal control over financial reporting, our disclosure controls and procedures were not effective as of December 31, 2015. The restatement of our previously issued financial statements has been time-consuming and expensive, and matters relating to or arising from the restatement and material weakness in our internal control over financial reporting, including adverse publicity, regulatory inquiries, and litigation matters, could have a material adverse effect on our business, financial condition or price of our ordinary shares.

In response to these events, management has dedicated resources and taken steps, and plans to dedicate additional resources and continue taking steps, to remediate control processes and procedures in order to prevent a recurrence of the circumstances that resulted in the material weakness and the need to restate our consolidated financial statements. However, we cannot provide any assurance that these steps will be successful in preventing material weaknesses or significant deficiencies in our internal control over financial reporting or in our ability to timely comply with the requirements of Section 404 of the Sarbanes-Oxley Act in the future. Any such failure could affect our ability to report financial results on a timely and accurate basis, which could have material adverse effects on our business, reputation, results of operations, financial condition or liquidity.

In addition, we could become subject to investigations by other regulatory authorities, which could divert and consume additional financial and management resources not previously anticipated, including the hiring of outside consultants as well as higher independent auditor fees during and after the implementation of any required changes. If we are unable to implement any of the required remedial changes to our internal control over financial reporting effectively or efficiently, it could adversely affect our business, results of operations, cash flows, financial condition or the price of our ordinary shares.

We are subject to a shareholder securities class action lawsuit, and this lawsuit and any future lawsuits or investigations and their possible adverse outcomes could adversely affect our business, financial condition, results of operations and cash flows.

We, certain of our current and former officers and directors, and the underwriters of our initial public offering, or our IPO, have been named as defendants in a securities class action lawsuit in the United States federal District Court for the Southern District of New York asserting claims related to macro-economic situation in Brazil and strengthened by the subject matter of the internal review, which are described in “ITEM 8.A: Legal proceedings.” This lawsuit may divert our management’s attention from our ordinary business operations, and we may incur significant expenses associated with them (including, without limitation, substantial attorneys’ fees and other professional advisor fees and obligations to indemnify certain current and former officers or directors and the underwriters of our initial public offering who are or may become parties to or involved in such matters). We are unable at this time to predict the extent of our potential liability in these matters, including what, if any, parallel action the SEC might take as a result of the facts at issue in these matters or the related internal review conducted by the Company and its advisors retained by our board of directors. Depending on the outcome of the class action lawsuit, we may be required to pay a significant amount of monetary damages and/or incur other penalties or sanctions, some or all of which may not be covered by insurance. In addition, under certain agreements, we have an obligation to indemnify certain current and former officers and directors and the underwriters of our initial public offering in relation to these matters, and we may not have sufficient coverage under directors’ and officers’ or other insurance policies to cover our costs, in which case our business, results of operations, financial condition or price of our ordinary shares may be materially and adversely affected.

Accordingly, the ultimate resolution of these matters could have a material adverse effect on our business, financial condition, results of operations and cash flows. In addition, there is the potential for additional shareholder litigation and/or governmental investigations, and we could be similarly materially and adversely affected by such matters. Any existing or future shareholder lawsuits and/or governmental investigations and/or any future governmental enforcement actions could also adversely impact our reputation and our relationship with our customers, which may in turn have a material adverse effect on our business, results of operations, cash flows, financial condition or the price of our ordinary shares.

Risks Related to Our Business and Industry

Our business is highly competitive. Competition presents an ongoing threat to the success of our business.

Our business is highly competitive. We expect competition in eCommerce to continue to increase, because the Internet facilitates competitive entry. We currently compete with, and expect to increasingly compete with, both eCommerce businesses and traditional retailers, including with their storefronts and eCommerce platforms. In France, competition is fierce and certain mergers, acquisitions and other business combination transactions that have recently occurred or been announced could strengthen some of our key competitors. Our main competitor is Amazon.com Inc. (“Amazon”). We also compete against  FNAC S.A/Darty plc (based on FNAC’s plan to acquire Darty announced in April 2016, “FNAC/Darty”), LDLC.com S.A. (“LDLC”), and Rue du Commerce S.A.S. (“RDC,” which has been recently acquired by the French large retailer Carrefour), in particular with respect to small consumer electronics, such as mobile phones, cameras and computers, and in the case of Amazon and FNAC/Darty, also with respect to cultural products, such as books, music and DVDs. We also compete in France with Mister Gooddeal S.A. (“MGD”), with respect to home appliances, FNAC/Darty and Boulanger S.A. (“Boulanger”), with respect to home appliances and consumer electronics, and La Redoute S.A. (“La Redoute”) and Conforama France S.A. (“Conforama”), in the home furnishings products category. In Brazil, our main competitors are B2W Companhia Digital (“B2W”), Walmart Stores, Inc. (“Walmart”), Magazine Luiza S.A. (“Magazine Luiza”), Fastshop S.A. (“Fastshop”), and RN Comércio Varejista S.A. (“Ricardo Eletro”), on the full range of our products.

We believe that our ability to compete depends upon many factors both within and beyond our control, including, but not limited to:

•	the price and quality of products and services offered by us relative to our competitors;
•	the size, composition and purchase frequency of our customer base;
•	the number of products we feature on our sites;
•	our ability to source and distribute our products as well as manage our operations in a cost effective manner;
•	our reputation and brand strength relative to our competitors;
•	our shipping speed and cost as well as the convenience of our delivery options, relative to our competitors;
•	our ability to provide multiple payment options, including installment payments;
•	the convenience of the shopping experience we provide; and
•	our selling and marketing efforts.

Some of our current competitors have, and potential competitors may have, longer operating histories, larger fulfillment infrastructures, greater technical capabilities, greater financial, marketing and other resources, greater brand recognition and larger customer bases than we do. These factors may allow our competitors to derive greater net sales and profits from their existing customer base, acquire customers at lower costs or respond more quickly than we can to new or emerging technologies and changes in consumer habits. For example, greater financial resources may allow some of our competitors to enter the markets in which we currently operate or may operate in the future and gain market share by acquiring and consolidating local competitors or by supporting a high level of net results and free cash flow losses. In addition, our competitors may engage in more extensive site development efforts and undertake more far‑reaching marketing campaigns, which may allow them to build larger customer bases or generate net sales from their customer bases more effectively than we do. In addition to competition from established market participants, new entrants to the eCommerce industry could substantially reduce our market share. Increased competition may reduce our sales and profits.

If we fail to maintain and/or grow our customer base, our business may not grow.

In order to increase net sales and profitability, we must retain existing customers and/or continue to acquire new customers, both of which we aim to accomplish by offering a quality customer experience. To attract new customers, we must appeal to and acquire customers who have historically used other means of commerce to purchase products and may prefer alternatives to our offerings, such as in‑store, the retailer’s own sites or the sites of our eCommerce competitors. We believe that many of our new customers originate from word‑of‑mouth and other non‑paid referrals from existing customers. Therefore, we must ensure that our existing customers remain loyal to us in order to continue to grow our business. Our ability to retain existing customers is supported by our customer loyalty programs. For example, in Brazil, we participate in multiple customer loyalty programs that allow our customers to receive discounts or save points that can be used to purchase products on our sites, such as Clube Extra, in partnership with GPA, or Multiplus, one of the leading loyalty programs in Brazil. In France, we offer our customers free home shipping on many products under 20 kilograms and 1.70 meters width, length and height on orders over €25 for an annual fee which amounts to €19.00 (or $20.63 at 2015 year-end exchange rates) through our Cdiscount à Volonté program (“CDAV”). Cdiscount has expanded CDAV to include marketplace offerings and cash back programs. However, if our efforts to create a quality customer experience and/or our customer loyalty programs are not successful, we may not be able to retain existing customers or acquire new customers to continue to grow our business. In addition, customer loyalty efforts may be costly due to, among other factors, increased net shipping and customer service costs and could negatively impact our profit margins. Increased customer service may include, among other things, faster delivery times, which could require to open new distribution centers, increased level of assortment, increased efficiency of our sites and enhanced level of service provided by our call centers. All these actions result in increased costs. The eCommerce business is highly competitive, and retaining existing customers or acquiring new customers may become more difficult and costly than it has been in the past. If we have to increase our spending in marketing or other areas to retain existing customers or attract new customers, or if we are unable to retain existing customers or acquire sufficient new customers, our net income may stagnate or decrease, and our business, financial condition and operating results may be materially and adversely affected.

Our business depends in part on our Parent Companies, and, if we are no longer able to take advantage of our relationships with them, our business, financial condition and results of operations could be materially and adversely affected.

Our business depends in part on our ability to take advantage of our Parent Companies’ brand recognition, local market expertise, combined purchasing power, retail brick‑and‑mortar stores and retail logistics infrastructure to support our business. We continue to take advantage of our Parent Companies’ brand recognition, local market expertise, purchasing power, retail brick‑and‑mortar stores and retail logistics infrastructure pursuant to various agreements, including ones we entered into with them in connection with the 2014 Reorganization, as discussed further under “ITEM 7.B: Related Party Transactions.” If we cease to be controlled by our Parent Companies, if the agreements referenced above are no longer in effect and not replaced with similar agreements, if our Parent Companies no longer wish to support our business for any reason or if the business of our Parent Companies diminishes and we are no longer able to take advantage of their brand recognition, local market expertise, retail brick‑and‑mortar stores and retail logistics infrastructure, we could incur additional, significant costs. We may be unable to replace in a timely manner or on comparable terms the services, know‑how and other benefits that our Parent Companies have historically provided to us, including the use of our brand names in Brazil, which could have a material adverse effect on our business, financial condition and operating results. In addition, our Parent Companies provide Cnova with significant financial support through intercompany loans and bank guarantees.

Many of our products are sold at a low margin. Failure to achieve growth in the higher‑margin areas of our business, including our marketplaces and home furnishings product category, may have a material adverse effect on our business, financial condition and operating results.

Our business operates in a highly competitive environment, a key component of which is the price of products that are sold. In order to attract new and retain existing customers and maintain our competitive position in the markets in which we operate, we are often required to employ an aggressive pricing strategy. As a result, a portion of our product offering operates at a low margin, and there is an increased and widespread market trend for express delivery without billing customers for the actual cost of shipping fees. To sustain our net sales and profitability, we are working to expand the higher‑margin areas of our business, including our marketplaces and certain product categories, such as home furnishings, as well as through other services including advertisement, offering extended warrantees and, in Brazil, B2B (as defined in Item 4). We may not be successful in expanding our marketplace business, shifting our product mix to more profitable categories or maintaining the profit margins of our marketplaces and higher margin product categories, including home furnishings.

With respect to our marketplace business, the pace of its expansion depends on our ability to recruit new vendors and remain commercially attractive for them. We have arrangements with sellers whereby they sell products or services through our marketplaces. These arrangements require infrastructure capacity, personnel and other resource commitments, which may limit the amount of business we can service and, therefore, may limit our capacity to expand our pool of sellers. We may also face difficulties acquiring new marketplace sellers and, if new competitors enter the marketplace business, the commission we receive on marketplace sales may decline. Moreover, as our existing arrangements terminate, we may be unable to renew or replace these arrangements on comparable terms, or at all. We may need to reduce our commission fees depending on our competitors’ commercial strategy or to offer additional services to marketplace sellers, such as fulfillment and additional payment services, in order to prevent such sellers from leaving our marketplaces in favor of those of our competitors, which could negatively impact the gross profit margin, excluding shipping cost, of our marketplaces. The new regulatory requirement may also slow down the recruiting process of new vendors, especially foreign ones.

Increasing net sales and profitability will also depend in part on our product mix and particularly on our ability to achieve anticipated growth in certain product categories, including home furnishings. While the home furnishings product category has experienced growth in recent years at Cdiscount and operates at one of the highest margins of our product categories in France, we may not be able to sustain this growth at the same level or at the same margins. Failure to achieve the expected growth in our marketplace business or home furnishings product category may have a material and adverse effect on our business, financial condition and operating results.

Global economic conditions and their impact on consumer spending patterns, particularly in the home appliances, consumer electronics, computers and home furnishings product categories, could adversely impact our operating results.

Our business is highly dependent on our operations in France and Brazil, and to a lesser extent on other countries where Cnova operates. For the year ended December 31, 2015, approximately 99.2% of our net sales were generated from our operations in those countries.

Unfavorable economic conditions in France, Brazil or globally, including their impact on the availability of consumer credit and levels of consumer spending, particularly spending on home appliances, consumer electronics, mobile phones, computers and home furnishings, may negatively impact our business. Given the nature of our business (consumer non-food spending), the commercial activity of our Company is particularly affected by macroeconomic downturn. Some of the factors adversely affecting consumer spending include levels of unemployment, consumer debt levels, changes in net worth based on market changes and uncertainty, changes in home values, fluctuating interest rates, credit availability, government actions and regulations, fluctuating fuel and other energy costs, fluctuating commodity prices and general uncertainty regarding the overall future economic environment. Reductions in credit availability and/or more stringent credit policies practiced by us and/or companies offering consumer credit may significantly reduce consumer expenditure and available income, particularly in the lower income classes who may have relatively less access to credit compared to higher income classes, and may negatively affect our sales.

Brazil’s base interest rate, as determined by the Banco Central do Brasil (the “Central Bank of Brazil”), has been maintained at consistently high levels for the past several years. The base interest rate is the benchmark interest rate payable to holders of certain securities issued by the Brazilian government and traded in the Sistema Especial de Liquidação e Custódia, or the Special System for Settlement and Custody (“SELIC”). The SELIC rate was increased various times in 2013, 2014 and 2015, in order to protect the Brazilian real against capital outflows and to rein in inflation, and in July 2015, it was increased to the rate of 14.25%. Furthermore, during 2014 and 2015 and the first three months of 2016, the principal credit rating agencies either changed their outlook from stable to negative or downgraded Brazil’s credit rating as a result of reduced economic growth, negative investor sentiment affecting generation of fixed capital, deteriorating government accounts and rising debt levels.

Unfavorable economic conditions in any of the markets in which we currently operate or may operate in the future, or unfavorable economic conditions elsewhere in the world, could reduce consumer confidence, negatively affect net sales and have a material adverse effect on our operating results.

Operating outside of our current markets would require management attention and resources, involve additional risks, and may be unsuccessful, which could harm our future business development and existing operations.

Our operations are currently in France, Brazil and the Ivory Coast. For the year ended December 31, 2015, approximately 50.8% of our net sales came from our operations in France and approximately 48.4% came from our operations in Brazil.

We closed our operations in Panama and Ecuador in the third quarter of 2015 and decided to sell our operations in Vietnam in the fourth quarter of 2015. These operations were classified as discontinued operations in our financial statements as of December 31, 2015. During the first half of 2016, our operations in Thailand and Vietnam were sold following the sale of our Parent Companies’ related subsidiaries in those countries. Moreover, at the end of the first half of 2016, we decided to engage the sale or the abandonment of Cdiscount operations in Colombia, Senegal and Cameroon. Together with the other operations in Thailand and Vietnam, these operations were classified as discontinued activities. Exits from these markets, whether due to a lack of success or a strategic refocus, could also result in substantial costs to our business and expose us to contingent liabilities for discontinued operations. As a result, we are currently focusing our attention almost exclusively on France and Brazil.

We may choose to expand into or withdraw from other markets in other countries, and this would require management attention and resources and may be unsuccessful. In certain markets, we may have limited or no operating experience, may not benefit from any first‑to‑market advantages and may have to compete with local companies that have developed a strong understanding of the local market. In addition, we could decide, in the future, to expand into additional markets in Europe where our Parent Companies do not have a presence as well as through a marketplace oriented business model. We have limited experience doing business in new markets, such as Ivory Coast, where our Parent Companies are not present, or in independently establishing our own logistics network and procurement functions. Because we do not have experience in this regard, we may not be able to accurately predict the costs of, or anticipate and manage potential challenges in, establishing operations in such markets. For instance, our operations in the Ivory Coast may expose us to higher risks associated with respect to revenue control due to the significant use of cash by customers as a payment means.

In addition, different privacy, censorship, liability, intellectual property and other laws and regulations in countries we enter may increase our costs or interfere with our business in these countries. Furthermore, to deliver satisfactory performance for customers in new markets, it may be necessary to locate physical facilities, such as fulfillment centers, and establish shipping networks in such markets. We have limited experience establishing such facilities and networks in other countries. We may not be successful in expanding into additional international markets or in generating net sales from such operations and choosing to exit markets in which we are not successful could result in substantial costs and divert management’s attention from ordinary business operations.

Our future results could be adversely affected by a number of factors inherent in global operations, including:

•	local economic and political conditions particularly in the markets where we operate;

•	government regulation of eCommerce, mCommerce and other services, electronic devices, and competition;
•	restrictive governmental actions (such as trade protection measures, including export duties and quotas and custom duties and tariffs), nationalization and restrictions on foreign ownership;
•

restrictions on sales or distribution of certain products or services and uncertainty regarding liability for products and services, including uncertainty as a result of less Internet‑friendly legal systems, local laws and lack of legal precedent;

•	business licensing or certification requirements, such as for imports, exports, web services and electronic devices;
•	limitations on the repatriation and investment of funds and currency exchange restrictions;
•	limited transportation, fulfillment and technology infrastructure;
•	shorter payable and longer receivable cycles as well as the resultant negative impact on cash flow;
•	laws and regulations regarding consumer and data protection, privacy, network security, encryption and payments as well as restrictions on pricing or discounts;
•	lower levels of use of the Internet;
•	lower levels of consumer spending and fewer opportunities for growth compared to the markets in which we currently operate;
•	increased payment risk or customer fraud risk;
•	difficulty in staffing, developing, and managing foreign operations as a result of distance, language and cultural differences;
•	differing laws and policies of jurisdictions affecting trade, foreign investment, loans and taxes;
•

challenges inherent in efficiently managing an increased number of employees over large geographic distances, including the need to implement appropriate systems, policies, benefits and compliance programs;

•	different or lesser intellectual property protection;
•	exposure to liabilities under anti‑corruption and anti‑money laundering laws, including the U.S. Foreign Corrupt Practices Act and similar laws and regulations in other jurisdictions; and
•	geopolitical events, including war and terrorism.

Operating outside our current markets would require significant management attention and financial resources. We cannot be certain that the investment and additional resources required to establish and expand our operations will produce desired levels of net sales or profitability. If we invest substantial time and resources to establish and expand our operations and are unable to do so successfully and in a timely manner, our business, financial condition and operating results may be materially and adversely affected.

If we dispose of our businesses in or otherwise exit certain global markets, there can be no assurance that we will not incur significant disposition-related charges, or that we will be able to reduce overhead related to the divested assets. Withdrawals from geographic markets could also divert management’s attention from ordinary operations, and lead us to incur or assume unknown or unanticipated liabilities or contingencies, which could impact our results of operations and materially adversely affect our financial condition and operating results. If we decide to discontinue operations in a geographic market, we may also encounter difficulty in finding or completing divestiture opportunities or alternative exit strategies on acceptable terms or in a timely manner.

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

Traffic from, and purchases by, consumers using mobile devices have increased, and we expect this trend to continue. Approximately 26.5% and 38.6% of our traffic came from mobile devices in the years ended December 31, 2014, and December 31, 2015, respectively. The growth of our business depends in part on our ability to deliver quality shopping experiences to our customers on mobile devices and to monetize our mobile traffic.

Our success on mobile devices is in part dependent on the interoperability of our sites with popular mobile operating systems that we do not control, such as Android, iOS and Windows Phone, and any changes in such systems that degrade the functionality of our sites, including our mobile applications, or give preferential treatment to competitive products could adversely affect the usage of our sites or mobile applications on mobile devices, which would impact our sales. In the event that it is more difficult for our customers to access and use our sites on their mobile devices, or if we are unable to deliver quality shopping experiences on mobile devices, our customers may choose not to access or use our sites on their mobile devices, our customer retention and growth could be harmed, our ability to monetize mobile traffic could be negatively impacted and, as a result, our business, financial condition and operating results may be materially and adversely affected.

If we do not operate, manage and/or control our fulfillment centers effectively and efficiently, our business, financial condition and operating results could be harmed.

Fulfillment is essential to our ability to provide a high quality service to our customers. If we do not operate, manage and/or control our fulfillment centers effectively and efficiently, the consequences could be excess or insufficient fulfillment capacity, excessive out-of-stock levels, increased delivery delays, an impact on customer satisfaction or image perception, inventory shortages or high levels of out-of-stock products, an increase in costs or impairment charges and a reduction in our gross profit margin, excluding shipping cost, or harm to our business in other ways. If we do not have sufficient fulfillment capacity or experience a problem fulfilling orders in a timely manner, such as due to a failure of mechanized equipment at our fulfillment centers, or inefficiencies in the supply chain, or if certain products are out of stock, our customers may experience delays in receiving their purchases, which could harm our reputation and our relationship with our customers. In France, our light-products activity relies on one single distribution center, located in Cestas, the unavailability of which would have significant impact on our commercial activity. In addition, processing customer returns and cancelled orders adds complexity to our logistics operations, which may increase our costs and adversely affect customer response times. An increase in customer requests to return products or cancel orders could have a material adverse effect on our costs of operations.

We plan to continue to improve our fulfillment and warehouse capabilities on an ongoing basis. From time to time, our commercial strategy may evolve and we may change the mix of products that we offer, which may necessitate different fulfillment requirements. As a result, we expect that our fulfillment network will become increasingly complex and operating it will become more challenging. In particular, as we grow our home furnishings product category offerings, where the size of products and preparation costs tend to be larger than for other products, we may face challenges to effectively optimize our fulfillment capabilities. In addition, our existing fulfillment centers are owned or leased by third parties with whom we have, or one of our Parent Companies has, signed long term leases or subleases. However, those leases may be terminated prior to the end of their terms, or may not be renewed on terms favorable to us or at all. If we are unable to maintain our fulfillment and warehouse capabilities or adapt to changes in our fulfillment network and adjust our processes accordingly, our business may be materially adversely affected.

We are in the process of obtaining or renewing licenses, authorizations and permits necessary to operate certain of our fulfillment centers located in Brazil as well as in France. In the event that we are unable to obtain or renew these licenses, authorizations and permits, our operations may be adversely affected.

Our vendor relationships subject us to a number of risks.

We purchase products from third party suppliers for our direct sales business. As of December 31, 2015, we had more than 3,000 suppliers. We do not have long‑term arrangements with most of our vendors to guarantee availability of merchandise, particular payment terms, or the extension of credit limits. For the year ended December 31, 2015, the sale of Samsung products accounted for approximately 15.5% of our net sales. We enter into sales agreements with Samsung that are renegotiated periodically. If problems arise in our relationship with Samsung, we may no longer be able to sell Samsung products on terms acceptable to us or at all, which would impact significantly our commercial attractiveness to our customers. In addition, if Samsung loses market share, we may not be able to replace their products with equivalent products from other suppliers on terms acceptable to us or at all. Similarly, if other current vendors were to stop selling or licensing products or services to us on acceptable terms, or delay delivery, including as a result of one or more vendor bankruptcies, poor economic conditions, natural disasters disagreement on economic terms or for other reasons, we may lose customers and we may not have sufficient existing inventory to fulfill completed orders to our customers in a timely manner, or at all. In addition, in such circumstances we may be unable to procure alternatives from other vendors in a timely and efficient manner and on acceptable terms, or at all.

Furthermore, in case of a vendor bankruptcy, we may not be able to recover any outstanding amounts such vendor owes us for rebates or for services rendered, such as preferred placement of their products on our sites. These events could harm our reputation and have a material and adverse effect on our business, financial condition and operating results.

In order to maintain and enhance our customers’ experience, and as we expand our business, we must continuously offer new products. We therefore seek to maintain good relations with our current suppliers and attract new suppliers to provide their products to us. However, failure to maintain good relations with or attract new suppliers could negatively affect our ability to offer a quality customer experience, which would have a material adverse effect on our business and growth prospects.

We have worked over time to optimize our working capital, in part through a gradual increase in days of trade payables to suppliers. If we are unable to continue this practice or find other means of cash generation in the future, this could have a material adverse effect on our cash flows, net financial debt and results of operations.

We face inventory risk in our direct sales business.

Our direct sales business is exposed to inventory risks as a result of seasonality, new product launches, rapid changes in product cycles, technology and pricing, defective merchandise, changes in consumer demand and consumer spending patterns as well as other factors. We endeavor to accurately predict these trends and avoid overstocking or understocking products we sell. Demand for products, however, can change significantly between the time inventory is ordered and the date of sale. The acquisition of certain types of inventory may require significant lead‑time and prepayment, and they may not be returnable. Our direct sales business carries a broad selection and significant inventory levels of certain products, and we may be unable to sell products in sufficient quantities or during the relevant selling seasons. Furthermore, we may in the future open additional warehouses and duplicate part of the inventory for our direct sales business that is stored at our current warehouses to increase our overall fulfillment efficiency as we grow our business, which will also increase the inventory risks our direct sales business faces. Failure to effectively manage our inventory risk could have a material adverse effect on our business, financial condition and operating results. In addition, the internal review announced on December 18, 2015, has found occurrences of employee misconduct related to inventory management at certain Cnova Brazil distribution centers. We have also identified a material weakness in our internal control over financial reporting relating to, among other things, inventory management. For more information, see “ITEM 15: Controls and Procedures” and the Explanatory Note on page iv of this annual report.

Our success depends in large part on our ability to attract and retain high‑quality management and operating personnel, and if we are unable to attract, retain and motivate well‑qualified employees, our business could be harmed.

Our success depends largely on our ability to attract and retain high‑quality management and operating personnel. Our business also requires skilled technical and marketing personnel, who are in high demand and are often subject to competing offers. Competition for qualified employees is intense in our industry, and the loss of even a few qualified employees, or an inability to attract, retain and motivate additional highly skilled employees required for the planned expansion of our business, could harm our operating results and impair our ability to grow.

We have experienced rapid growth in recent periods and may expand our operations by developing new sites, or promoting new or complementary products, sales formats or services, each of which may increase our costs and may not be successful.

We have expanded our overall business, consumer traffic, employee headcount and operations in recent periods. Our number of active customers has nearly doubled from approximately 7.5 million as of December 31, 2011, to approximately 14.9 million as of December 31, 2015.

In the future, our business may expand through additional specialty sites, additional marketplaces, websites in new countries and other areas in which we may have limited or no experience. We may be unable to expand our operations in a cost‑effective or timely manner, and any such efforts may not be accepted by consumers. Furthermore, any new business, site, product, promotion, sales format or service launched by us that is not favorably received by consumers could damage our reputation and brands.

Any expansion of our operations could also require significant additional expenses, management time and personnel, which could impact our operating results. As a technology‑driven business, expansion could require adding new hardware and software, improving and maintaining our technology, systems and network infrastructure and hiring additional qualified information technology (“IT”) personnel in order to improve and maintain our technology and properly manage our growth. Failure to effectively upgrade our technology or network infrastructure to support our expected increases in traffic volume could result in unanticipated system disruptions, slow response times or poor experiences for customers. For example, we have migrated our enterprise resource planning (“ERP”) platform in Brazil to a new platform in the second quarter of 2016 in order to accommodate the growth of our business, with short-term impact on customer service (preparation of orders, delivery times, quality of service, etc.) in the second quarter of 2016. If we are unable to manage our growth successfully, our business, financial condition and operating results may be materially and adversely affected.

Our online marketplaces are subject to risks associated with third-party sellers.

Despite a strict quality control program, we may be unable to prevent sellers offering products through our marketplaces from collecting payments, fraudulently or otherwise, when customers never receive the products they ordered or when the products received are of inferior quality or materially different from the sellers’ representations. In certain instances, we reimburse customers for payments in these situations and, as we expand our marketplace business, the cost of reimbursing customers could increase and could negatively affect our operating results. We also may be unable to prevent sellers on our marketplaces from selling goods in an unlawful manner without licenses, permits or otherwise, or selling counterfeit products or products whose sale violates the proprietary rights of others. Moreover, many of our marketplace sellers use their own facilities to store their products, and many of them use their own or third-party delivery systems to deliver their products to our customers, which makes it more difficult for us to ensure that our customers receive the same quality of service for all products sold on our website. In addition, we could face civil or criminal liability for unlawful activities by sellers on our marketplaces, as well as criminal liability for the introduction of dangerous or defective products on such marketplaces. Any of these events could have a material adverse impact on our reputation and business.

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

Our failure or the failure of third‑party service providers to protect our sites, networks and systems against security breaches or otherwise to protect our confidential information and that of our customers could damage our reputation and brands as well as substantially harm our business and operating results.

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

Our cybersecurity measures may not detect or prevent all attempts to compromise our systems. Breaches of our cybersecurity measures could result in unauthorized access to our systems, misappropriation of information or data, deletion or modification of client information, or a denial‑of‑service or other interruption to our business operations, which could result in a shutdown of our sites for a short or extended period and have an adverse and material effect on our business. As techniques used to obtain unauthorized access to or sabotage systems change frequently and may not be known until launched against us or our third‑party service providers, we may be unable to anticipate or implement adequate measures to protect against these attacks.

We have often been, and are likely again in the future to be, subject to these types of attacks, although to date no such attack has resulted in any breach of our systems, material damages or remediation costs. If we are unable to avert these attacks and security breaches, we could be subject to significant legal and financial liability, our reputation would be harmed and we could sustain substantial revenue loss from lost sales and customer dissatisfaction. We may not have the resources or technical sophistication to anticipate or prevent rapidly evolving types of cyber‑attacks. Cyber‑attacks may target us, our sellers, buyers or other participants, or the communication infrastructure on which we depend. In addition, security breaches can also occur as a result of non‑technical issues, including intentional or inadvertent breaches by our employees or by persons with whom we have commercial relationships. Any compromise or breach of our security measures, or those of our third‑party service providers, could result in us violating applicable privacy, data security and other laws, and cause significant legal and financial exposure, adverse publicity and a loss of confidence in our security measures, which could have an adverse and material effect on our business, financial condition and operating results.

Our business depends on our technology infrastructure as well as the communications infrastructure in the markets in which we operate. Any significant interruptions or delays in service on our sites or any undetected errors or design faults could result in limited capacity, reduced demand, processing delays and loss of customers or vendors.

Our reputation and ability to retain, acquire and serve our customers are dependent upon the reliable uninterrupted performance of our sites and the underlying infrastructure of the Internet, including availability of our own systems as well as fixed‑line and mobile communications networks operated by third parties over which we have no control. Interruptions in continuous operation of our sites may occur as a result of circumstances outside of our control. Any interruptions in continuous operation of our sites may have a material adverse effect on our business and results of operations. We are dependent on the maintenance of reliable Internet and communications networks with the necessary speed, data capacity and security, as well as timely development of complementary products, for providing customers with reliable access to our sites. We also rely on third‑party email service providers, Internet service providers, cloud computing service providers and mobile networks to deliver our email and “push” communications to customers and our sites. We do not have control over these providers or networks.

We currently utilize three data center hosting facilities, of which one is located in Paris and one in Bordeaux, France, and one located in Tamboré, São Paulo, Brazil. The data centers in France simultaneously handle our French global information systems and are substantially similar to one another in internal structure, such that in case of a system failure at one French data center, we expect to be able to rely on the other. In Brazil, we currently rely on a single data center which is backed up by a secure offsite storage center, however this backup is not fully redundant. A failure may occur at one or more of our data centers, and our back-up systems may not function properly. Any damage to, or failure of, these third‑party communication networks or our data centers, whether due to system failures, computer viruses, physical or electronic break‑ins or other unexpected events or disruptions, could cause system interruption, delays and loss of critical data, prevent us from providing our services on a timely basis or limit or prevent access to our sites and cause partial or complete shutdowns of our sites, which could have a material adverse effect on our business, financial condition and operating results.

Our business depends in part on email and other messaging services as well as on third‑party search engines, and any restrictions on the sending of emails or messages or an inability to timely deliver such communications or changes in the processes of search engines could adversely affect our net sales and business.

Our business depends in part upon email and other push messaging services for promoting our sites, product offerings and services. We send promotional emails to consumers in our customer database. For the year ended December 31, 2015, approximately 6% of the traffic to our sites was generated through sending such messages. Actions by third parties to block, impose restrictions on or charge for the delivery of emails or other messages could materially and adversely impact our business. From time to time, Internet service providers or other third parties may block bulk email transmissions or otherwise experience technical difficulties that result in our inability to successfully deliver emails or other messages to third parties. Changes in the laws or regulations that limit our ability to send such communications or impose additional requirements upon us in connection with sending such communications could also materially and adversely impact our business. Our use of email and other messaging services to send communications about our sites, product offerings and services or other matters may also result in legal claims against us, which may cause us increased expenses, and, if successful, might result in fines and orders with costly reporting and compliance obligations or might limit or prohibit our ability to send emails or other messages. In addition, changes in how webmail applications organize and prioritize email may reduce the number of our emails being opened, including if our email messages are delivered to “spam” or similar folders. We also use social media services to send communications and create a community of customers around our brands. Changes in the terms of use of social media services that would limit our ability to send promotional communications or our customers’ ability to receive communications, disruptions or downtime experienced by these services or decline in the use of or engagement with social media by customers and potential customers could harm our business.

In addition, a portion of the organic traffic to our sites is generated through search engine optimization (“SEO”). Our SEO techniques have been developed to work with existing search algorithms utilized by the major search engines. However, major search engines may modify their search algorithms, and changes in these algorithms could cause our sites to receive less favorable placements, which could reduce the number of users who visit our sites. In addition, sites must comply with search engine guidelines and policies. These guidelines and policies are complex and may change at any time. If we fail to follow such guidelines and policies properly, search engines may rank our content lower in search results or could remove our content altogether from their results. If we are listed less prominently or fail to appear in search result listings for any reason, the number of visitors to our sites could decline.

We rely on IT to operate our business and maintain competitiveness, and any failure to adapt to technological developments or industry trends could harm our business.

We must continuously improve and upgrade our technology and infrastructure including adapting our systems and infrastructure to meet rapidly evolving consumer trends and demands as well as improving the performance, features and reliability of our sites in response to competitive product offerings and services. Emerging technologies and technological trends, such as the use of cloud computing to replace or supplement physical infrastructure, could also make it easier for competitors to enter our markets due to lower up‑front technology costs. In addition, increasing use of mobile platforms in eCommerce and the emergence of niche competitors who may be able to optimize product offerings, services or strategies for such platforms will require new investment in technology. For example, for our French operations, we developed a “responsive design” platform that will enable our websites to automatically adapt to the screen size of a computer or tablet, depending on what they are being viewed on, and we have improved the customer experience on our apps for the iPad and Android tablets. For our Brazilian operations, we are working on rationalizing our various mobile platforms. Additionally, we have migrated our enterprise resource planning (“ERP”) platform in Brazil to a new platform during the second quarter of 2016 in order to accommodate the growth of our business. However, our new platform or apps, or any other new technology we invest in, may not be successful, and we may face operational difficulties on the migration of systems, platforms or technologies, which has proven to be the case with respect to the ERP in Brazil although with a manageable impact. If we are unable to keep up with technological developments and successfully implement them, our business, financial condition and operating results could be materially and adversely affected.

We may be unable to continue the use of our domain names, or prevent third parties from acquiring and using domain names that infringe on, are similar to, or otherwise decrease the value of our brands, trademarks or service marks.

Our domain names are core to our business as they are the electronic doorway through which customers enter our online shopping environment and are key to our brand recognition. Certain of our Parent Companies have registered the Extra, Ponto Frio and other domain names that we use in our business except for the Ponto Frio “.com.br” and “.com” domain names, which are registered by Cnova Brazil, and the Cdiscount domain names, which are registered by Cdiscount. We have been granted a right of use to the most important domain names for our Brazilian business by CBD and Via Varejo in connection with our 20‑year license agreements. See “ITEM 7.B: Related Party Transactions.” The agreements require us to maintain adequate operation of our eCommerce platforms or we risk losing our rights to use the associated trademarks. If we lose the ability to use one of our key domain names, whether due to the termination or breach of the relevant licenses by CBD and Via Varejo, trademark claims, failure to renew the applicable registrations or otherwise, we may be forced to sell our product offerings under a new domain name, which could cause us substantial harm, or to incur significant expense in order to purchase rights to the domain name in question.

We have a policy of defending our trademarks and we conduct trademark clearance searches to secure our rights over many of our trademarks. Our competitors and others have attempted and may in the future attempt to capitalize on our brand recognition by using domain names similar to ours. Domain names similar to ours have been and in the future may be registered by others in France, Brazil and elsewhere, which may impede our rights to use our trademarks. We may be unable to prevent third parties from acquiring and using domain names that infringe on, are similar to, or otherwise decrease the value of our domain names and brands. Protecting and enforcing our rights in our domain names may require litigation, which could result in substantial costs and diversion of management’s attention.

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

We believe that our Cdiscount, Extra, Casas Bahia and Ponto Frio brands contribute significantly to the success of our business. We also believe that maintaining and enhancing these brands (in the case of the Extra, Casas Bahia and Ponto Frio brands, as long as they remain in our control given the possible reorganization of Cnova Brazil into Via Varejo discussed elsewhere in this annual report) is critical to maintaining and expanding our base of customers, vendors and marketplace sellers. Outside of the eCommerce sphere, the Extra, Casas Bahia and Ponto Frio brands will, subject to the results of the possible reorganization of Cnova Brazil into Via Varejo, continue to be utilized by certain of our Parent Companies, CBD and Via Varejo. These Parent Companies will determine the strategy and positioning of these brands. Maintaining and enhancing our brands will also depend largely on our ability to continue to create a quality best customer experience, based on our competitive pricing, our large assortment of products, the range and convenience of the delivery options we offer and providing a user‑friendly buying experience, including having dedicated customer service teams available, and our ability to provide a reliable, trustworthy and profitable market to our vendors and marketplace sellers.

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

We strive to comply with all applicable laws, regulations and other legal obligations relating to privacy and data protection including those relating to the use of data for marketing purposes. However, any failure, or perceived failure, by us to comply with our policies or with any European, French, Brazilian and other privacy related laws, regulations, industry self-regulatory principles, industry standards or codes of conduct, regulatory guidance, orders to which we may be subject or other legal obligations could adversely affect our reputation, brands and business, and may result in claims, fines, civil or criminal proceedings or actions against us by governmental entities or others.

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

In France, in February 2016, the French privacy regulatory body (the Commission nationale de l’informatique et des libertés or the “CNIL”) initiated a control regarding Cdiscount’s compliance with certain French privacy regulations. Such procedure is currently pending before the CNIL and we cannot guarantee that it will not result in a warning. For more information, see “ITEM 8.A: Legal proceedings.”

We rely on the collection of personal data from our customers to effectively promote our sites, product offerings and services. Through our advertising sales agencies, 3W Régie in France and Cnova Ads (previously named Supernova) in Brazil use customer data, including personally identifiable information, to sell targeted advertising space to third parties. A variety of European, French, Brazilian and other laws and regulations govern the collection, use, retention, sharing and security of consumer data and the digital advertising business, including, in France, Law No.78 17 of January 6, 1978, as amended notably by Law No. 2004 801 (the “French Data Protection Act”), dated August 6, 2004, the European Union Directive 95/46/EC, dated October 24, 1995 (the “Data Protection Directive”), on the protection of individuals with regard to the processing of personal data and on the free movement of such data repealed by the European Union Regulation 2016/679 dated April 27, 2016 (the General Data Protection Regulation or “GDPR”), on the protection of natural persons with regard to the processing of personal data and on the free movement of such data, which shall be enforced as from May 25, 2018. Laws and regulations relating to privacy, data protection, consumer protection and the digital advertising business are evolving and subject to potentially differing interpretations. Changes in these laws and regulations or their interpretation may force us to incur substantial costs or require us to change our business practices and may present challenges to our ability to collect customer data and promote our sites, product offerings and services through electronic communications and our online advertising sales agencies. European, French, Brazilian and other governmental authorities continue to evaluate the privacy implications inherent in the use of “cookies” and other methods of online tracking for behavioral advertising and other purposes. Such authorities have enacted legislation to regulate the use of cookies, including the European Union Directive 2002/58/EC of July 12, 2002 (the “e Privacy Directive”), as amended by the European Union Directive 2009/136/EC of November 25, 2009, or are

considering enacting legislation or regulations that could significantly restrict the ability of companies and individuals to engage in these activities, such as by regulating the level of consumer notice and consent required before a company can employ cookies or other electronic tracking tools. Additionally, some providers of consumer devices and web browsers have implemented, or announced plans to implement, means to make it easier for Internet users to prevent the placement of cookies or to block other tracking technologies, which could, if widely adopted, result in the use of third party cookies and other methods of online tracking becoming significantly less effective. If a consumer uses an Internet browser that automatically blocks all cookies, does not give consent to the use of cookies or otherwise opts to not allow persons to track their browsing activity, our ability to effectively promote our sites, product offerings and services may be impacted. Further, restrictions on the use of cookies may impact our ability to make effective use of services that employ such practices, which could negatively impact our business.

Compliance with new regulations regarding the use of conflict minerals may be time-consuming and costly and could adversely affect our reputation.

In August 2012, under the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, the SEC adopted new requirements for companies that use certain minerals and derivative metals, namely, tantalum, tin, gold and tungsten (referred to as “conflict minerals” regardless of their actual country of origin) in their products. These rules require us to investigate whether our products contain such “conflict minerals” and, for the year ending December 31, 2016, beginning in 2017, to include on a Form SD filed with the SEC appropriate disclosures regarding our use of such minerals during the previous calendar year. There will be costs associated with these investigation and disclosure requirements.  In addition, depending upon our findings, or our inability to make reliable findings, about the source of any possible conflict minerals that may be used in any products manufactured for us by third parties, our reputation could be harmed, which could cause us to lose those customers who require that all of the components of our products be certified as conflict-free. If we are not able to meet customer requirements, customer demand for our products may decline, and we may have to write off inventory in the event that it cannot be sold.

We may become subject to additional laws and regulations, including changes to existing ones, or litigation arising from such laws and regulations, which could materially and adversely affect our business, financial condition and results of operations.

We may become subject to additional laws and regulations or changes to existing ones, which could create unexpected liabilities for us, cause us to incur additional costs or restrict our operations. For example, our customers in France are able to pay for products on our sites in four installments. These installment payment services are currently subject to limited formal requirements under applicable French consumer laws. However, if the services we offer were to become subject to more stringent regulations, our business, financial condition and results of operation could be materially and adversely affected.

In addition, from time to time, we may be notified of or otherwise become aware of additional laws and regulations that governmental organizations or others may claim should be applicable to our business. For instance, in 2014 Brazilian authorities approved Law No. 12,965/2014 (the “New Internet Law”), which defines a number of key principles and basic rights for Internet users in Brazil and which, among other things, obligates eCommerce providers to retain any data history of users for a minimum period of six months for possible disclosure to support criminal investigations. See “ITEM 4.B: Business Overview—Government Legislation and Regulation—Brazil.”

If applicable general consumer laws or consumer laws specifically related to eCommerce sales or the rights and protections of consumers purchasing online became more stringent, these could require us to bear additional costs and operational constraints and limit our current promotional practices and therefore have a negative impact on our business. Consumer protection agencies include the “Direction générale de la concurrence, de la consommation et de la répression des fraudes” in France and the “Programa de Proteção e Defesa do Consumidor” in Brazil. For example, since October 2014, consumer class actions have been permissible in France. If we become subject to such an action, it could negatively impact our brand and our business. Moreover, our relationships with vendors are subject to regulation and changes to these regulations may affect us. Regulations in France have been subject to periodic change in the past, and future change may affect the terms of our relationships with our vendors (including, for example, commercial conditions and payment terms), which may have an impact on our business and results of operations. As an example, our French marketplace collects payments from marketplace customers and pays to the marketplace sellers the corresponding amounts less the commissions levied by Cdiscount.

The French banking authority contacted us and other marketplaces stating that because marketplace businesses provide payment services, they must comply with applicable regulation at the latest on the date the revision to Directive 2007/64/EC on payment services is adopted, which revision is set forth in Directive n°2015/2366 dated November 25, 2015, published on December 23, 2015 in the Official Journal of the European Union. Cdiscount and the French banking authority have worked together since 2015 to establish control procedures of this activity meeting the requirements of Directive n°2015/2366. These discussions led to the creation of a dedicated team at Cdiscount, which is mainly in charge, of the quality control of our sellers.

Furthermore, a case was pending before the Supreme Court of France related to Cdiscount S.A.’s compliance with applicable law regarding methods of determining price reductions: Cdiscount believed it complied with the relevant European Union law on price reductions and argued in the lower courts that French regulations in this area are more restrictive than allowed by European Union law. The Supreme Court rendered its decision on March 8, 2016, and Cdiscount S.A. achieved a satisfactory outcome in this case. Meanwhile, in March 2015, the French Government changed the applicable regulation to be compliant with the relevant European Union law on price reductions. Based on this new regulation, the French administration has initiated a control on the way Cdiscount determines price reductions. Cdiscount believes it complies with new French regulation and with European Union law. Nevertheless, as the French regulation is new, no assurances can be given that Cdiscount will succeed on its claim and pass this control, and an adverse result could have a negative impact on Cdiscount.

On March 18, 2015, a French competitor brought an action against Cdiscount before French courts alleging, in substance, that certain “flash sales” organized by Cdiscount as well as certain promotional offers based on “crossed out prices” of Cdiscount constitute unfair commercial practices under French law. The claimant requests the court to decide that such practices constitute unfair commercial practices and to order Cdiscount to cease the alleged unfair commercial practices. At the time of this filing, the lawsuit is ongoing. While the Company believes it has reasonable arguments to succeed in the litigation and plans to vigorously defend itself against this action, the outcome of these types of litigation is inherently uncertain, and any such proceedings may eventually differ materially from estimates and could impact our consolidated results of operations, liquidity or financial condition. To date, none of these types of litigation matters has had a material impact on our results of operations or financial condition.

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

The requirements of being a public company may strain our resources and divert management’s attention.

As a U.S. public company, we are subject to various regulatory and reporting requirements, including those imposed by the SEC, the Sarbanes‑Oxley Act, the Dodd‑Frank Wall Street Reform and Consumer Protection Act, the listing requirements of the NASDAQ Global Select Market, and other applicable securities rules and regulations. Compliance with these rules and regulations has increased and may continue to increase our legal and financial compliance costs, make some activities more difficult, time‑consuming, or costly, and increase demand on our systems and resources. As a result, management’s attention may be diverted from other business concerns, which could harm our business and operating results.

In addition, complying with public disclosure rules makes our business more visible to customers and competitors and could subject us to threatened or actual litigation, including by competitors and other third parties. If such claims are successful, our business and operating results could be harmed, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and harm our business and operating results.

If we fail to comply with regulatory obligations in France and the Netherlands, we may face prosecution, or sanctions or investigations by regulatory authorities such as the AMF or AFM.

In addition to our listing on NASDAQ, our ordinary shares have been admitted to listing and trading on the regulated market operated by Euronext Paris (“Euronext Paris”) since January 23, 2015 (the “Euronext Listing”). Therefore, we are subject to regulatory obligations in France under the supervision of the French Autorité des Marchés Financiers (the “AMF”) and, because we are a public limited liability company (naamloze vennootschap) incorporated under Dutch law, the Netherlands under the purview of the Stichting Autoriteit Financiële Markten, or Authority for the Financial Markets (the “AFM”). These obligations concern publication of price-sensitive information under French law, and filing of regulated information and notifications on share capital and voting rights under Dutch law. If we fail to comply with these obligations, we may face prosecution, or sanctions or investigations by regulatory authorities such as the AMF or AFM.

Employment laws in some of the countries in which we operate are relatively stringent.

As of December 31, 2015, we had approximately 4,750 full‑time employees related to our continuing activities, of whom approximately 28% were located in France and 69% in Brazil. In some of the countries in which we operate, employment laws may grant significant job protection to certain employees, including rights on termination of employment and setting maximum number of hours and days per week a particular employee is permitted to work. In addition, in certain countries in which we operate, we are often required to consult and seek the advice of employee representatives and unions. These laws, coupled with the requirement to consult with any relevant employee representatives and unions, could impact our ability to react to market changes and the needs of our business.

We may be subject to work stoppages at our fulfillment centers or our vendors may be subjected to work stoppages, which may cause our business, financial condition and operating results to be materially and adversely affected.

Although we have not been subject to any recent significant strikes and we believe that we have a good working relationship with our employees, if our workers were to engage in a significant strike, work stoppage or other slowdown in the future, we could experience a disruption of our operations. Such disruption could interfere with our ability to fulfill orders on a timely basis and could have other negative effects, including decreased productivity and increased labor costs. In addition, strikes, work stoppages or slowdowns experienced by our vendors, their suppliers, the shipping companies we use or that restrict use of public transportation infrastructure could cause cancellation of or delay or our receipt of inventory and could cause a delay in delivering products to our customers. To the extent any of these events occur, our business, financial condition and operating results could be materially and adversely affected.

We may not be able to adequately protect our intellectual property rights or may be accused of infringing intellectual property rights of third parties.

We regard our trademarks, service marks, copyrights, trade dress, trade secrets, proprietary technology and similar intellectual property as critical to our success. We rely on trademark, copyright and patent law, trade secret protection, confidentiality and/or license agreements and other methods with our employees, customers, marketplace sellers and others to protect our proprietary rights. In particular, we rely on a license agreement with Casino for the use of the Finlandek name and 20‑year license agreements with CBD and Via Varejo for the use of the Extra, Casas Bahia and Ponto Frio names and related trademarks.

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

In addition, third parties have asserted, and may in the future assert, that we have infringed, misappropriated or otherwise violated their intellectual property rights. For example, we have received in the past, and we anticipate receiving in the future, communications alleging that certain items posted on or sold through our sites violate third‑party copyrights, patents, marks and trade names or other intellectual property rights or other proprietary rights. Brand and content owners and other proprietary rights owners have actively asserted their purported rights against eCommerce companies, including Cdiscount. In addition to litigation from rights owners, we may be subject to regulatory, civil or criminal proceedings and penalties if governmental authorities believe we have aided and abetted in the sale of counterfeit or infringing products. Such claims, whether or not meritorious, may result in the expenditure of significant financial, managerial and operational resources, injunctions against us or the payment of damages by us. We may need to obtain licenses from third parties who allege that we have violated their rights, but such licenses may not be available on terms acceptable to us, or at all. These risks have been amplified by the increase in third parties whose sole or primary business is to assert such claims.

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

We use, and plan to continue using, open source software in our software and systems. The licenses applicable to open source software typically require that the source code subject to the license be made available to the public and that any modifications or derivative works to open source software continue to be licensed under open source licenses. From time to time, we may face intellectual property infringement claims from third parties, demands for the release or license of the open source software or derivative works that we developed using such software (which could include our proprietary source code) or claims that otherwise seek to enforce the terms of the applicable open source license. These claims could result in litigation and could require us to purchase a costly license, publicly release the affected portions of our source code, be limited in the licensing of our technologies or cease offering the implicated solutions unless and until we can re‑engineer them to avoid infringement or change the use of the implicated open source software. In addition to risks related to license requirements, use of certain open source software can lead to greater risks than use of third‑party commercial software, as open source licensors generally do not provide warranties, indemnities or other contractual protections with respect to the software (for example, non‑infringement or functionality). Our use of open source software may also present additional security risks because the source code for open source software is publicly available, which may make it easier for hackers and other third parties to determine how to breach our sites and systems that rely on open source software.

Any of these risks could be difficult to eliminate or manage and, if not addressed, could have a material and adverse effect on our business, financial condition and operating results.

We are subject to foreign exchange rate fluctuations.

Our results of operations are reported in euros. As such, the results of operations from products and services sold in currencies other than euros are exposed to foreign exchange rate fluctuations. For the year ended December 31, 2015, approximately 48.8% of our net sales were generated in Brazilian real. Additionally, as of December 31, 2015, we had approximately 508 million Brazilian reais invested in deposits.

The Brazilian currency fluctuates in relation to the U.S. dollar, euro and other currencies. Since 1999, Brazil has adopted a floating exchange rate system with interventions by the Central Bank of Brazil in buying or selling foreign currency. From time to time there have been significant fluctuations in the exchange rate between the real and the U.S. dollar, euro and other currencies. For the year ended December 31, 2015, the real depreciated (33.0)% and (25.3)%, against the U.S. dollar and the euro, respectively. For the six-month period ended June 30, 2016, the real appreciated against the U.S. dollar and the euro by 22.0% and 20.1%, respectively. The real may substantially depreciate or appreciate against the U.S. dollar or euro in the future. Depreciation of the real against the U.S. dollar or euro could create inflationary pressures in Brazil and cause increases in interest rates. As approximately 48.8% of our revenues are denominated in real, upon translation, any depreciation of the real in relation to the euro could reduce our reported net sales and negatively affect other line items in our financial statements. Furthermore, if our international operations were to grow, our exposure to exchange rate fluctuations would increase further.

In addition, our ordinary shares are quoted in U.S. dollars on the NASDAQ and in euros on Euronext Paris. Our financial statements are prepared in euros. Fluctuations in the exchange rate between euros and the U.S. dollar could materially affect, among other matters, the U.S. dollar value and the euro value of our ordinary shares and of any dividends.

We use third‑party couriers and postal services to deliver many orders, and our marketplace sellers may use similar delivery methods to deliver orders. If these third‑party providers fail to provide reliable delivery services, our business and reputation may be materially and adversely affected.

We ship packages in France using trucks operated by the Casino Group and also maintain agreements with a number of third‑party couriers to deliver mainly smaller‑sized products to our customers and to postal services. We may also use third‑party service providers to ship products from our fulfillment centers to our large network of pick‑up locations. Marketplace sellers may also use third‑party couriers if they do not utilize our delivery services, to the extent offered. Interruptions to or failures in these third parties’ delivery services could prevent the timely or proper delivery of our products to customers. These interruptions may be due to events that are beyond our control or the control of these delivery companies, such as inclement weather, natural disasters, transportation disruptions or labor unrest including postal worker strikes.

In addition, if our third‑party couriers fail to comply with applicable rules and regulations in the countries in which we operate, our delivery services may be materially and adversely affected. We may not be able to find alternative delivery companies to provide delivery services in a timely and reliable manner, or at all. Delivery of our products could also be affected or interrupted by the merger, acquisition, insolvency or government shut‑down of the delivery companies we engage to make deliveries, especially those local companies with relatively small business scales. If our products are not delivered in proper condition or on a timely basis, our business and reputation could suffer.

We may be subject to product liability claims if people or property are harmed by the products we sell.

Some of the products we sell or are offered on our sites through our marketplace activity are subject to regulation by consumer product safety and similar regulatory authorities. As a result, such products, as well as any other products, have been and could be in the future subject to recalls and other remedial actions. Products we sell for children are often subject to enhanced safety concerns and additional scrutiny and regulation. In France, we have an internal product safety and quality team and, in both France and Brazil, we may voluntarily remove selected products from our direct sales sites due to safety concerns. Such recalls and voluntary removal of products can result in, among other things, lost sales, diverted resources, potential significant harm to our reputation and brand image, increased customer service costs and legal expenses, which could have a material and adverse effect on our business, financial condition and operating results.

Although we may voluntarily recall and remove some products, we still may be exposed to reputational concerns or product liability claims relating to personal injury, death, or environmental or property damage alleged to have resulted from the products we sell, and product recalls or other actions may be required. In addition, our marketplaces increase our reputational and financial exposure to product liability claims, including if such sellers do not have sufficient protection from such claims. Although we maintain liability insurance, we cannot be certain that our coverage will be adequate for liabilities actually incurred or that insurance will continue to be available to us on economically reasonable terms, or at all. In addition, our vendors or marketplace sellers may not have sufficient resources or insurance to satisfy any indemnity or defense obligations owed to us.

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

We are subject to payment‑related risks.

We accept payments using a variety of methods, including installment payments, credit cards, debit cards, PayPal and similar services, bank checks, wire transfers, our brand‑name cards and gift cards. As we offer new payment options to consumers, we may be subject to additional regulations, compliance requirements and incidents of fraud. For certain payment methods, including installment payments and credit and debit cards, we pay interchange and other fees, which may increase over time and raise our operating costs and lower profitability. This is particularly true in Brazil where our operations and our level of financial expense are dependent on the level of the SELIC interest rate. We are also subject to payment card association operating rules and certification requirements as well as rules governing electronic funds transfers, which could change or be reinterpreted to make it difficult or impossible for us to comply. If we fail to comply with the rules or requirements of any provider of a payment method we accept, among other things, we may be subject to fines or higher transaction fees and may lose, or face restrictions placed upon, our ability to accept installment payments, credit and debit card payments or other types of online payments from customers. If any of these events were to occur, our business, financial condition and operating results could be materially and adversely affected.

We also may incur significant losses from fraud or unpaid receivables. We may incur losses from claims that the customer did not authorize the purchase, from merchant fraud, from erroneous transmissions and from customers who have closed bank accounts or have insufficient funds in them to satisfy payments. In addition to the direct costs of such losses, if they are related to credit card transactions or installment payments and become excessive, they could potentially result in our losing the right to accept credit cards for payment or increase our fees for the installment payment program. In addition, under current credit card practices, we are liable for fraudulent credit card transactions because we do not obtain a cardholder’s signature. We do not currently carry insurance against this risk. To date, we have experienced minimal losses from payment fraud, but we continue to face the risk of significant losses from this and other types of fraud. Our failure to adequately control fraudulent transactions could damage our reputation and brands and result in litigation or regulatory action, causing an increase in legal expenses and fees and substantial harm to our business, financial condition and operating results.

In addition, increased level of unpaid receivables would translate into higher costs, including higher interest rates required by the banks.

A substantial portion of our sales is paid for in installment payments under arrangements with partners and third parties, and a change to the terms of these arrangements may lead to a decline in sales.

We or our Parent Companies have entered into joint ventures with certain banks, including Banque Casino in France for Cdiscount, pursuant to which we offer our customers various consumer financing options when purchasing products on our sites, including installment payments. In addition, customers in France and Brazil using credit cards or PayPal have the option to pay for their purchase in installments. These payment options are a key element of our value proposition to customers and have proven to be popular. As a result, 53% of our sales for the year ended December 31, 2015, were paid for using installment payments. If these joint venture partners change the terms of the respective joint venture, we or our Parent Companies, as applicable, may be required to maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments and default rates. Such losses could surpass the amount of allowances made, which may have an adverse effect on our business, financial condition and operating results. In addition, if credit card companies or PayPal change their terms for installment payments or no longer offer such payment options, or if a joint venture partner terminates the arrangement it has with us or our Parent Companies, we may need to find a new joint venture partner, which may not be able to offer terms that are acceptable to us, apply for the relevant licenses to provide installment payment programs ourselves or discontinue installment payment options, which may lead to a decline in our sales and/or have an adverse effect on our business, financial condition and operating results.

We may from time to time pursue acquisitions, which could have an adverse impact on our business, as could the integration of the businesses following acquisition. Our business could also be negatively impacted by merger control rules and antitrust limitations imposed by the European Union, French and Brazilian laws and regulations.

We may in the future from time to time acquire other companies or businesses. Acquisitions involve numerous risks, any of which could harm our business, including difficulties in integrating the technologies, operations, existing contracts and personnel of an acquired company; difficulties in supporting and transitioning vendors, if any, of an acquired company; diversion of financial and management resources from existing operations or alternative acquisition opportunities; failure to realize the anticipated benefits or synergies of a transaction; failure to identify all of the problems, liabilities or other shortcomings or challenges of an acquired company or technology, including issues related to intellectual property, regulatory compliance practices, revenue recognition or other accounting practices or employee or customer issues; risks of entering new markets in which we have limited or no experience; potential loss of key employees, customers and vendors from either our current business or an acquired company’s business; inability to generate sufficient net sales to offset acquisition costs; additional costs or equity dilution associated with funding the acquisition; and possible write‑offs or impairment charges relating to acquired businesses.

Moreover, merger control rules and antitrust limitations imposed by the European Union, French and Brazilian laws and regulations could negatively impact our business if such laws and regulations prevent us from expanding our growth through the consummation of mergers or acquisitions in certain categories. At the same time, if smaller players in our markets are able to consolidate, this could increase the competitive pressure on our business due to an increase in such competitors’ economies of scale and a reduction in their operating costs. These events could cause our business, financial condition and operating results to be materially and adversely affected.

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

Risks Related to the 2014 Reorganization and the Proposed Potential 2016 Transaction with Via Varejo and Tender Offer

We may experience difficulties integrating our eCommerce businesses which were reorganized as a result of a corporate reorganization we completed with our Parent Companies in late 2014.

As of November 17, 2014, Cnova and the Parent Companies completed a reorganization of the eCommerce businesses of the Parent Companies in France, Latin America and Asia (the “2014 Reorganization”). As a result of the 2014 Reorganization, we own and/or have the right to use a majority of the assets that were used, or held for use, in the eCommerce businesses of the Parent Companies and their subsidiaries. Additional information with respect to the 2014 Reorganization is included in this annual report in “ITEM 4.C: Organizational Structure - The 2014 Reorganization” and in “ITEM 7.B: Related Party Transactions.”

The operational integration of Cdiscount and NovaPontocom businesses have not yet yielded all the anticipated benefits as part of the 2014 Reorganization. To date, the benefits realized have included, among other things: (i) the sharing of best practices, mainly in the 3W Régie activity (advertising sales) and, to some extent, IT and (ii) synergies from international merchandise suppliers’ contracts.

We may not realize the benefits of the potential reorganization of Cnova Brazil proposed in our non-binding memorandum of understanding (“MoU”) with Via Varejo, and even if effected, the proposed reorganization could negatively influence our business, results of operations and financial condition.

On May 12, 2016, we announced that we entered into a non-binding MoU with Via Varejo regarding a possible reorganization of Cnova Brazil within Via Varejo (the “Proposed Potential Transaction”). This possible reorganization is subject to numerous and important conditions. If the Proposed Potential Transaction were to occur, Via Varejo would transfer all of its Cnova ordinary shares to us, such that it would become Cnova Brazil’s sole shareholder, and we would no longer own Cnova Brazil or control its operations. On the same day, Casino, one of our Parent Companies, announced its intention to offer to purchase all of our publicly held ordinary shares at a price of $5.50 per share, representing a premium of 11% over the price of our ordinary shares as of June 30, 2016 (the “Tender Offer”). Casino’s intention to make the Tender Offer is contingent upon various factors, including Cnova and Via Varejo reaching a binding agreement on and completing the Proposed Potential Transaction and the fulfillment of certain conditions precedent. No definitive agreement has yet been reached with respect to either the Proposed Potential Transaction or the Tender Offer, and there can be no assurance that we will definitively determine to pursue the Proposed Potential Transaction or the Tender Offer or as to the timing, price or terms that might be agreed upon for any such transaction. For more information on the Proposed Potential Transaction and the potential Tender Offer, see “ITEM 4.C: Organizational Structure - The Proposed Potential 2016 Transaction with Via Varejo and Tender Offer.”

Although the strategic purpose of the contemplated Proposed Potential Transaction would be to focus our business on Cdiscount, one of the leading eCommerce companies in France, in a moment when Cnova Brazil faces a difficult macro-environment and represents a significant cash drain, the divestment of Cnova Brazil could have a materially adverse impact on our results of operations, revenues and financial position. Cnova Brazil represents a significant component of our business and our revenues. The divestment of any business unit carries inherent risks, including the expense of selling the business unit and its assets, loss of international purchasing synergies, the possibility that the divestment will not occur, delays in closing the divestment, lower-than-expected proceeds of the divestment and unanticipated costs associated with the separation of the business. Even if the Proposed Potential Transaction were to take place, we could face difficulties maximizing or achieving certain cost savings as we operate our Cdiscount business (particularly related to purchasing), following the divestment of Cnova Brazil. We may also become subject to various post-closing obligations after the divestment, including to satisfy contingent liabilities, indemnify the purchasers of the divested business with respect to representations and warranties and certain claims arising out of the reorganization and/or to pay continuing obligations to customers, vendors, landlords and other third parties of Cnova Brazil. Both the Proposed Potential Transaction and, if effected, the Tender Offer would also divert management’s attention from other commercial objectives, which could disrupt our business and materially and negatively affect our results of operations and financial condition.

We cannot ensure that either of the Proposed Potential Transaction or potential Tender Offer will take place. If the parties fail to reach a definitive agreement on the Proposed Transaction or the Proposed Potential Transaction is otherwise not consummated, or if the Proposed Potential Transaction occurs but the Tender Offer is not launched or does not otherwise close, the price of our ordinary shares could decline significantly.

Certain historical consolidated financial information and pro forma financial information presented in this annual report may not be representative of results we would have achieved had we been an independent, publicly traded company or of our future results.

Our ordinary shares have been quoted on the NASDAQ Global Select Market since November 20, 2014, and have been admitted for listing and trading on Euronext Paris since January 23, 2015. Certain historical consolidated financial information and pro forma financial information that we have included in this annual report do not necessarily reflect what our results of operations, financial position or cash flows would have been, had we been an independent, publicly traded company during the periods presented and may not be representative of our future results due to the following factors:

•

our historical consolidated financial information and pro forma financial information reflect allocations of expenses for services historically provided by our Parent Companies and those allocations may be lower than the comparable expenses we would have incurred as an independent company;

•

our working capital requirements historically have been satisfied by the corporation‑wide cash management programs of our Parent Companies, and our cost of debt and other capital may significantly differ from that reflected in our historical consolidated financial information; and

•

our historical consolidated financial information and pro forma financial information may not fully reflect the costs associated with being an independent public company, including significant changes that may occur in our cost structure, management, financing arrangements and business operations resulting from the 2014 Reorganization.

For these reasons, as well as the inherent uncertainties of our business, certain historical consolidated financial information and pro forma financial information presented in this annual report do not necessarily indicate what our results of operations, financial position, cash flows or costs and expenses will be in the future.

Risks Related to Brazil and Other Emerging Markets in Which We Operate

Emerging markets, such as Brazil, are subject to greater risks than more developed markets, including significant legal, economic and political risks.

Our Brazilian operations form an important part of our business. In addition, we also have operations in other emerging markets in Latin America and Africa, and may further expand our business in these or other regions. Investors in companies with large operations in emerging markets, such as Brazil, other Latin American and African countries in which we are present or may in the future expand into, should be aware that these markets are subject to greater risk than more developed markets, including in some cases significant legal, economic and political risks. Investors should also note that emerging economies are subject to rapid change and that the information set out herein may become outdated relatively quickly. Accordingly, investors should exercise particular care in evaluating the risks involved and must decide for themselves whether, in light of those risks, their investment is appropriate. Generally, investment in companies with a presence in emerging markets is only suitable for sophisticated investors who fully appreciate the significance of the risks involved, and investors are urged to consult with their own legal and financial advisors before making an investment in our ordinary shares.

Currently, Brazilian markets are experiencing heightened volatility due to the uncertainties derived from the ongoing Lava Jato investigation, being conducted by the Office of the Brazilian Federal Prosecutor, and its impact on the Brazilian economy and political environment. Certain members of the Brazilian federal government and the legislative branch, as well as senior officers of large state-owned companies are facing allegations of corruption for allegedly accepting bribes by means of kickbacks on contracts granted by the government to several infrastructure, oil and gas and construction companies. Profits from these kickbacks allegedly financed the political campaigns of political parties of the current federal government coalition that were unaccounted for or not publicly disclosed, as well as served to personal enrichment of the recipients of the bribery scheme.

As a result, a number of senior politicians, including congressman and officers of major state-owned companies in Brazil, resigned and/or have been arrested and certain senior elected officials and other public officials are being investigated for allegations of unethical and illegal conduct identified during the Lava Jato investigation.

On March 4, 2016, the Federal Police questioned former President Luis Inácio Lula da Silva as part of the Lava Jato Investigation. On March 9, 2016, prosecutors in the State of São Paulo charged the former president with crimes related to money laundering and misrepresentation of assets, which charges have not yet been accepted by a judge.  On March 16, 2016, audio recordings of phone calls of the former President were released under the scope of the investigations.  On March 16, 2016, President Dilma Rousseff announced that the Chief of Staff, Jaques Wagner, would be replaced by the former President Luiz Inácio Lula da Silva. The announcement of the appointment of former President Luiz Inácio Lula da Silva to the position of Chief of Staff generated judicial challenges and popular demonstrations against the appointment.

The potential outcome of these investigations is uncertain, but they have already had an adverse impact on the image and reputation of the implicated companies, and on the general market perception of the Brazilian economy. We cannot predict whether the allegations will lead to further political and economic instability or whether new allegations against government officials will arise in the future. In addition, we cannot predict the outcome of any such allegations nor their effect on the Brazilian economy. The development of those unethical conduct cases could adversely affect our business, financial condition and results of operations and the trading price of our ordinary shares.

In addition, on December 2, 2015, the Brazilian Congress opened impeachment proceedings against Brazilian President Dilma Rousseff for allegedly breaking federal budget laws during her re-election campaign in 2014. On May 12, 2016, the Brazilian Congress voted to suspend President Rousseff from office for a period of up to 180 days during which time the Brazilian Senate will conduct an impeachment trial. Vice-President Michel Temer will serve as acting President of Brazil during this period. Moreover, there is strong popular pressure and several legal and administrative proceedings for the revocation of the mandate or resignation of the Head of the Brazilian House of Representatives, which have led to further uncertainties.

The president of Brazil has power to determine governmental policies and actions that relate to the Brazilian economy and, consequently, affect the operations and financial performance of businesses including us. The impeachment proceedings have adversely affected and we expect that they will continue to adversely affect the Brazilian markets and trading prices of securities issued by Brazilian issuers. We cannot predict either the outcome of the impeachment proceedings or their effects on the Brazilian economy. Any developments in the impeachment proceedings could have a material adverse effect on the trading price of our ordinary shares.

The Brazilian federal government has exercised, and continues to exercise, significant influence over the Brazilian economy. Brazilian economic and political conditions could have a material adverse effect on our business, financial condition and operating results.

The Brazilian economy has been characterized by frequent, and occasionally material, intervention by the Brazilian federal government, which has often modified monetary, credit and other policies intended to influence Brazil’s economy. The Brazilian government’s actions to control inflation and effect other policy changes have involved wage and price controls, changes in existing, or the implementation of new, taxes and fluctuations of base interest rates. Actions taken by the Brazilian federal government concerning the economy may have important effects on companies with large operations in Brazil, including us, and on market conditions in Brazil. In addition, actions taken by Brazilian state and local governments with respect to labor, tax and other laws may affect our operations. Our financial condition and results of operations may also be materially and adversely affected by any of the following as well as the Brazilian federal government’s actions in response to them:

•	monetary policies;
•	economic and social instability;
•	energy and water shortages and rationing or changes in energy prices;
•	interest rates;
•	inflation
•	exchange controls and restrictions on remittances abroad;

•	liquidity of the domestic capital and lending markets;
•	tax policy, including international tax treaties; and
•	other political, diplomatic, social and economic policies or developments in or affecting Brazil.

Uncertainty over whether the Brazilian federal government will implement changes in policy or regulation affecting these or other factors in the future may contribute to economic uncertainty in Brazil and to heightened volatility in the Brazilian market. Historically, the political scenario in Brazil has influenced the performance of the Brazilian economy. In particular, political crises have adversely affected investors’ confidence and public sentiment, which have adversely affected economic development in Brazil.

eCommerce transactions in certain emerging markets may be impeded by the lack of secure payment methods.

Consumers and merchants in certain emerging markets can be held fully liable for credit card and other losses due to third‑party fraud. As secure payment methods for eCommerce transactions have not been widely adopted in certain emerging markets, both consumers and merchants generally have a relatively low confidence level in the integrity of eCommerce transactions. In addition, many banks and other financial institutions have generally been reluctant to give merchants the right to process online transactions due to these concerns about credit card fraud. These concerns may limit our ability to generate revenues from eCommerce in certain emerging markets which could have a material and adverse effect on our business.

A substantial part of the population in emerging markets relies on cash payments, which may impact our ability to grow our business in those markets.

In emerging markets, including certain Latin American and African countries such as Brazil and Ivory Coast where we maintain operations, a substantial part of the population relies on cash payments, rather than credit and debit card payments or electronic banking. In addition to a cash robbery risk and exposure to revenue control risk, since our business is dependent on customers’ use of electronic payment methods, a reliance on cash in any of the markets in which we operate could impact our ability to grow our business in such market. Although we expect that over time the prevalence of cash payments will decline as a greater percentage of the population in emerging markets adopts credit and debit card payments and electronic banking, this may not happen quickly or at all.

Brazilian government efforts to control high interest rates and inflation may hinder the growth of the Brazilian economy, affect consumer spending and harm our business.

Brazil has in the past experienced high rates of inflation. In 2011, 2012, 2013, 2014 and 2015, the annual inflation indices were 5.10%, 7.82%, 5.51%, 3.69% and 10.54%, respectively, according to the Índice Geral de Preços—Mercado, or General Market Price Index (the “IGP-M”), and 6.50%, 5.84%, 5.91%, 6.41% and 10.67%, according to the Índice Nacional de Preços ao Consumidor Amplo, or Broad National Consumer Index (the “IPCA”). The IPCA for 2015 was significantly higher than the inflation target of 4.5% and the upper limit of 6.5% established by the Brazilian Monetary Council. The inflation target for 2016 is set at 4.5%. If the assessment of the Central Bank of Brazil is that inflation will be above this target in the near future, it may raise interest rates. Certain measures adopted by the Brazilian government to control inflation rates have had a negative impact on the Brazilian consumer spending in the past and similar or new measures may have a negative impact on the Brazilian consumer spending in the future.

For example, the SELIC rate was increased several times in 2014 and 2015, reaching the rate of 14.25% in July 2015, in order to protect the Brazilian real against capital outflows and to control inflation. Tight monetary policies with high interest rates may restrict Brazil’s growth and the availability of credit, which in turn could impact levels of consumer spending. Conversely, more lenient government and the Central Bank of Brazil’s policies and interest rate decreases may trigger increases in inflation, which could impact domestic demand for our product offerings and services and otherwise negatively affect our business.

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

Interventions by the Brazilian government in the exchange market may create additional inflationary pressures on the Brazilian economy, which may lead the Brazilian government to adopt tight monetary policies with high interest rates, and thus materially and adversely affect the overall performance of the Brazilian economy, including our industry and the industries of our clients. Anti‑inflationary policies adopted by the Brazilian government could reduce the level of economic activity in Brazil and the purchasing power of the Brazilian population and reduce the availability of credit, which in turn may materially and adversely affect our business.

Risks Related to Taxation

Changes in tax treatment of companies engaged in eCommerce may adversely affect the commercial use of our sites and our financial results.

Due to the global nature of the Internet, it is possible that various countries or states might attempt to impose additional or new regulation on our business or levy additional or new sales, income or other taxes relating to our activities. Tax authorities at the international, national and local levels are currently reviewing the appropriate treatment of companies engaged in eCommerce and mCommerce. New or revised international, national or local tax regulations may subject our customers or us to additional sales, income and other taxes. New taxes could also create significant increases in internal costs necessary to capture data and collect and remit taxes. We cannot predict the effect of current attempts to impose additional sales, income or other taxes on eCommerce or mCommerce. However, new or revised taxes would likely increase the cost of doing business online and decrease the attractiveness of selling products over the Internet. For example, we benefit from tax incentives granted by Brazilian states and may obtain additional tax incentives in the future. We cannot guarantee that these tax incentives will remain in force, that the legality of these tax incentives is not, or will not in the future be, questioned by third parties such as the Brazilian attorney general or other Brazilian states, or that we will be able to replace these incentives if they are suspended or cancelled in the future. The Brazilian Supreme Court has already issued decisions considering that certain tax incentives unilaterally granted by Brazilian States are unconstitutional, and the Brazilian Congress is debating amendments to existing laws for granting tax incentives as well as the possibility of grandfathering for a certain period of time existing tax incentives. If these tax incentives are no longer in place, we may be subject to the imposition of penalties and collection of the taxes that were not paid in the past due to such incentives. As a result, the suspension, early maturity, cancellation or non-renewal of such incentives, as well as any other changes in tax laws, may have a material adverse effect on our business, financial condition and operating results. For example, a change in a Brazilian tax law effective on January 1, 2016, determined that the Brazilian indirect VAT on the interstate sale of goods and services, ICMS-interstate, would gradually transition from being due in the origin-state of the product’s distribution center to being exclusively due in the destination-state to which the product is sold. This change of the place where the tax is collected will partially affect profitability due to the different ICMS tax rates set by different states in Brazil. However, the legislation change is still recent and the total impacts are not yet measurable.

We may experience fluctuations in our tax obligations and effective tax rate, which could materially and adversely affect our operating results.

We are subject to taxes in Brazil, France, the Netherlands and numerous other jurisdictions. We record tax expense based on current tax payments and our estimates of future tax payments, which may include reserves for estimates of probable settlements of international and domestic tax audits. At any one time, multiple tax years are subject to audit by various taxing jurisdictions. The results of these audits and negotiations with taxing authorities may affect the ultimate settlement of these issues. As a result, we expect that throughout the year there could be ongoing variability in our quarterly tax rates as taxable events occur and exposures are reevaluated. Further, our effective tax rate in a given financial statement period may be materially impacted by changes in tax laws, changes in the mix and level of earnings by taxing jurisdiction, changes to existing accounting rules or regulations or by changes to our ownership or capital structures. Fluctuations in our tax obligations and effective tax rate could materially and adversely affect our results of business, financial condition and operating results.

The tax treatment of our corporate structure and inter-company arrangements depends on the application of the tax laws of various jurisdictions and how we operate our business.

Our corporate structure and inter-company arrangements are intended to be tax efficient. The application of the tax laws of various jurisdictions, including Brazil, France and the Netherlands, to our international business activities is subject to interpretation and depends on our ability to operate our business in a manner consistent with our corporate structure and inter-company arrangements. The taxing authorities of the jurisdictions in which we operate may challenge our methodologies for valuing developed technology or inter-company arrangements, including our transfer pricing, or determine that the manner in which we operate our business does not achieve the intended tax consequences, which could increase our worldwide effective tax rate and harm our financial position and results of operations. In order to effectively structure and execute our international tax strategy, we will need to continue to hire, train and manage qualified personnel. If our new hires underperform, or if we are unsuccessful in hiring, training, managing and integrating these new employees, our business may be harmed.

Significant judgment is required in evaluating our tax positions and determining our provisions for income taxes and other taxes. During the ordinary course of business, there are many transactions and calculations for which the ultimate tax determination is uncertain. For example, our effective tax rates could be adversely affected by earnings being lower than anticipated in countries where we have lower statutory rates and higher than anticipated in countries where we have higher statutory rates, by changes in foreign currency exchange rates or by changes in the relevant tax, accounting and other laws, regulations, principles and interpretations. As we operate in numerous taxing jurisdictions, the application of tax laws can be subject to diverging and sometimes conflicting interpretations by tax authorities of these jurisdictions. It is not uncommon for taxing authorities in different countries to have conflicting views, for instance, with respect to, among other things, the manner in which the arm’s length standard is applied for transfer pricing purposes, or with respect to the valuation of intellectual property. In addition, tax laws are dynamic and subject to change as new laws are passed and new interpretations of the law are issued or applied.

Our existing corporate structure and inter-company arrangements have been implemented in a manner we believe is in compliance with current prevailing tax laws. However, the tax benefits which we intend to derive could be undermined if we are unable to adapt the manner in which we operate our business and if tax laws change.

We may be classified as a passive foreign investment company (“PFIC”), which could result in adverse U.S. federal income tax consequences to U.S. Holders of shares.

Based on our historic and expected operations, composition of assets and market capitalization (which may fluctuate from time to time), we do not believe we were classified as a PFIC for the 2015 taxable year and do not expect that we will be classified as a PFIC for the taxable year ending December 31, 2016. However, the determination of whether we are a PFIC is made annually, after the close of the relevant taxable year. Therefore, it is possible that we could be classified as a PFIC for the 2016 taxable year or in future years due to changes in the composition of our assets or income, as well as changes in our market capitalization. If we were a PFIC for any taxable year during which a U.S. Holder (as defined in “Material Tax Consequences—Material U.S. Federal Income Tax Consequences—U.S. Federal Income Tax Consequences”) holds our ordinary shares, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder. See “ITEM 10.E: Taxation—U.S. Federal Income Tax Consequences—Passive Foreign Investment Company Considerations.”

Risks Related to Our Ordinary Shares

The price of our ordinary shares may be volatile, and you may lose all or part of your investment.

Our ordinary shares were first publicly offered in our initial public offering in November 2014, at a price of $7.00 per share, and our ordinary shares have subsequently traded on the NASDAQ Global Select Market as a high as $8.49 per share and as low as $2.15 per share at closing prices through June 30, 2016. On January 23, 2015, our ordinary shares were admitted for listing and trading on Euronext Paris and have subsequently traded as high as €6.54 per share and as low as €2.00 per share at closing prices through June 30, 2016. In addition, the market price of our ordinary shares could be highly volatile and may fluctuate substantially as a result of many factors, some of which are beyond our control, including, but not limited to:

•	actual or anticipated fluctuations in our results of operations;
•	variance in our financial performance from the expectations of market analysts;
•	announcements by us or our competitors of significant business developments, technical innovations, acquisitions, strategic partnerships, joint ventures, operating results or capital commitments;
•	changes in the prices of our product offerings;
•	our involvement in litigation, including the outcome of our ongoing shareholder class action litigation;
•	changes in laws or regulations applicable to our business;
•	sales of significant amounts of our ordinary shares, including sales by our executive officers, directors and principal shareholders;
•	the previously announced possible Tender Offer of all of our publicly held ordinary shares by Casino;
•	market conditions in our industry;
•	changes in key personnel;
•	the trading volume of our ordinary shares;
•	changes in the estimation of the future size and growth rate of our markets;
•	general economic and market conditions; and
•	the other factors described in this “ITEM 3.D: Risk Factors” of this annual report.

In addition, the stock markets have experienced extreme price and volume fluctuations. Broad market and industry factors may materially harm the market price of our ordinary shares, regardless of our operating performance. In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been instituted against that company. For more information on the securities class action litigation pending against us, certain of our current and former officers and directors, and the underwriters of our initial public offering, see “—We are subject to a shareholder class action lawsuit, and this lawsuit and any future lawsuits or investigations and their possible adverse outcomes could adversely affect our business, financial condition, results of operations and cash flows” and “ITEM 8.A: Legal Proceedings.”

If equity research analysts do not continue to publish research reports about our business or if they issue unfavorable commentary or downgrade our ordinary shares, the price of our ordinary shares could decline.

The trading market for our ordinary shares is affected by any research or reports that securities or industry analysts publish about us and our business. The analysts’ estimates are based upon their own opinions and may be different from our estimates or expectations. If our results of operations are below the estimates or expectations of public market analysts and investors, the price of our ordinary shares could decline. Moreover, the price of our ordinary shares could decline if one or more securities analysts downgrade their estimate of the value of our ordinary shares or if those analysts issue other unfavorable commentary or cease publishing reports about us or our business.

We are principally owned by our Founding Shareholders, and their interests may conflict with or differ from your interests as a shareholder.

Our Founding Shareholders own a significant amount of our equity, and their interests may not always be aligned with yours. As of June 30, 2016, based on the information provided to the Company, our Founding Shareholders own 93.4% of our ordinary shares and 100% of our special voting depository receipts for our special voting shares, representing 96.6% of the voting power of all of our ordinary shares and special voting shares voting together as a single class. So long as our Founding Shareholders continue to directly or indirectly own a significant amount of our voting power, even if such amount is less than 50%, they will continue to be able to strongly influence or effectively control our business decisions. Our Founding Shareholders may have interests that are different from yours, and they may exercise their voting and other rights in a manner that may be adverse to your interests.

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

Upon completion of our initial public offering, the Voting Depository received one special voting share for each ordinary share held, directly or indirectly, by our Founding Shareholders and our Founding Shareholders each received directly or indirectly from the Voting Depository one special voting depository receipt, each stapled to every ordinary share received in, or prior to, the 2014 Reorganization. As a result, our Founding Shareholders each have, directly or indirectly, two votes per ordinary share received in, or prior to, the 2014 Reorganization. In the event of a capital increase of our company in which one or more of the Founding Shareholders or their Permitted Transferees (as defined in the section “ITEM 7.B: Related Party Transactions”), as the case may be, participate, they may elect to receive one additional special voting depository receipt stapled to every ordinary share acquired by them in connection with the capital increase. See “ITEM 7.B: Related Party Transactions—Agreements Relating to Our Shares—Special Voting Agreement.”

As of June 30, 2016, based on the information provided to the Company, our Founding Shareholders beneficially own, in the aggregate, 100% of our special voting depository receipts, and control in the aggregate, 96.6% of the voting power of our ordinary shares and special voting shares voting together as a single class. Therefore, our Founding Shareholders have the ability to control the management and affairs of our company and materially all matters requiring shareholder approval, including election of directors and significant corporate transactions, such as a merger or sale of our company or its assets.

Furthermore, as of June 30, 2016, based on the information provided to the Company, Jean‑Charles Naouri controls and may be deemed to beneficially own approximately 93.8% of our outstanding ordinary shares, 100% of our special voting shares and 96.8% of our total voting power. See “ITEM 7.A: Major Shareholders” elsewhere in this annual report. Accordingly, Mr. Naouri is, and will be, able to exercise significant influence over the outcome of matters required to be submitted to our shareholders for approval, including decisions relating to the election of our board of directors. In addition, Mr. Naouri may be able to exercise significant influence over the outcome of any proposed merger or consolidation of our company. Mr. Naouri’s indirect control interest in us may discourage third parties from seeking to acquire control of us, which may adversely affect the market price of our shares.

In addition, our Founding Shareholders collectively will continue to be able to control nearly all matters submitted to our shareholders for approval even if their ordinary shareholdings represent less than 50% of the outstanding ordinary shares. Because of these additional voting rights, our Founding Shareholders collectively may continue to control a majority of the voting power of our outstanding share capital even when the ordinary shares held by them represent as little as 35% of our outstanding ordinary shares. This concentrated control will limit your ability to influence corporate matters for the foreseeable future and, as a result, the market price of our ordinary shares could be adversely affected. Future transfers of ordinary shares by our Founding Shareholders, other than to Permitted Transferees, will generally result in the special voting depository shares being cancelled and the underlying special voting shares being transferred to our company for no consideration, which will have the effect, over time, of increasing the relative voting power of those of our Founding Shareholders who retain their ordinary shares and stapled special voting depository receipts in the long term.

We are a “controlled company” within the meaning of the NASDAQ Stock Market rules and, as a result, qualify for, and rely on, exemptions from certain corporate governance requirements.

Our Founding Shareholders control a majority of our outstanding share capital, as discussed in the risk factor “We are principally owned by our Founding Shareholders, and their interests may conflict with or differ from your interests as a shareholder.” Under the rules of the NASDAQ Stock Market, a listed company of which more than 50% of the voting power for the election of directors is held by an individual, group, or another company is a "controlled company," and such a company may elect not to comply with certain NASDAQ corporate governance requirements, including (i) the requirement that a majority of the Board of Directors consist of independent directors, (ii) the requirement that nominating committee be composed entirely of independent directors and (iii) the requirement that we have a compensation committee composed entirely of independent directors.

We currently rely on these and other exemptions described in detail under “ITEM 16G: Corporate Governance.” Accordingly, our board of directors and applicable committees include fewer independent members than would be required if we were subject to all NASDAQ rules. As such, their approach may be different from that of a board with a majority of independent directors or a committee with only independent directors and, as a result, our management oversight may be more limited than if we were subject to all NASDAQ rules.

As a foreign private issuer, we are permitted, and intend, to follow certain home country corporate governance practices instead of otherwise applicable SEC and NASDAQ requirements.

As a “foreign private issuer,” as such term is defined in Rule 405 under the Securities Act, we are permitted to, and do, follow our home country practice in lieu of certain corporate governance requirements of NASDAQ, including the requirements that (i) a majority of the board of directors consists of independent directors; (ii) we have a nominating committee composed entirely of independent directors; (iii) we have a compensation committee and that such committee be composed entirely of independent directors; (iv) we have an audit committee that consists of at least three directors (although this audit committee must still be fully independent under NASDAQ rules); (v) we have certain quorum requirements for meetings of shareholders; (vi) we obtain shareholder approval for certain issuances of securities, including those that would result in a change of control; and (vii) we provide certain proxy materials in connection with meetings of shareholders.

We currently follow home country practice in the Netherlands with regard to the exemptions outlined above. Although Dutch law does not have a regulatory regime for the solicitation of proxies, shareholders are entitled to give proxies and voting instructions to us and/or third parties in connection with our annual or extraordinary general meetings of shareholders. See “ITEM 16G: Corporate Governance.” We may in the future elect to follow home country practices with regard to other matters as permitted under the NASDAQ rules. Our following home country governance practices as opposed to the requirements that would otherwise apply to a U.S. company listed on the NASDAQ may provide less protection to our shareholders than what is accorded to investors under the NASDAQ rules applicable to domestic U.S. issuers.

Furthermore, as the Dutch Corporate Governance Code (“DCGC”) is largely based on a “comply or explain” principle, we could opt out of both U.S. and most Dutch corporate governance provisions under the DCGC. In addition, certain NASDAQ corporate governance requirements from which foreign private issuers are exempt are also not reflected in Dutch law, such as the requirement to obtain shareholder approval in connection with a transaction other than a public offering involving the sale, issuance or potential issuance of ordinary shares at a price less than market value if greater than 20% of our pre‑transaction issued and outstanding shares are sold, or are subject to different approval requirements, such as in connection with the establishment or amendment of equity compensation plans. Accordingly, so long as we qualify as a foreign private issuer, our shareholders will not have the same protections afforded to shareholders of companies that are subject to these NASDAQ corporate governance requirements.

As a foreign private issuer, we are not subject to the provisions of Regulation FD or U.S. proxy rules and are exempt from filing certain Exchange Act reports. If we lose our foreign private issuer status, we will be required to comply with certain regulations applicable to U.S. domestic issuers contained in U.S. federal securities laws and the rules of stock exchanges on which our shares are traded.

As a foreign private issuer, we are exempt from certain rules and regulations of U.S.federal securities laws. We are exempt from rules and regulations under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file annual and current reports and financial statements with the SEC as frequently or as promptly as U.S. domestic companies whose securities are registered under the Exchange Act, and we are generally exempt from filing quarterly reports with the SEC under the Exchange Act. Moreover, we are not required to comply with Regulation FD, which prohibits the selective disclosure of material nonpublic information to, among others, broker-dealers and holders of a company's securities under circumstances in which it is reasonably foreseeable that the holder will trade in the company's securities on the basis of the information. Even though we intend to comply voluntarily with Regulation FD, these exemptions and leniencies will reduce the frequency and scope of information and protections to which our shareholders may be entitled.

We would lose our foreign private issuer status if (i) a majority of our outstanding voting securities were either directly or indirectly owned of record by residents of the United States and (ii)(a) a majority of our executive officers or directors were United States citizens or residents, (b) more than 50 percent of our assets were located in the United States or (c) our business was administered principally inside the United States. Our loss of foreign private issuer status would make U.S. regulatory provisions mandatory. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly higher. If we are no longer a foreign private issuer, we will be required to file periodic reports and, as applicable, registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. We would also be required to follow U.S. proxy disclosure requirements, including the requirement to disclose more detailed information about the compensation of our senior executive officers on an individual basis. We may also be required to modify certain of our policies to comply with accepted governance practices associated with U.S. domestic issuers. Such conversion and modifications would involve additional costs. In addition, we would lose our ability to rely upon exemptions from certain corporate governance requirements on U.S. stock exchanges that are available to foreign private issuers and discussed in the risk factor “As a foreign private issuer, we are permitted, and intend, to follow certain home country corporate governance practices instead of otherwise applicable SEC and NASDAQ requirements.”

Certain of our directors may have actual or potential conflicts of interest because of their positions with our Parent Companies.

Certain officers of our Parent Companies serve on our board of directors while retaining their positions with our Parent Companies. See “ITEM 6.A: Directors and Senior Management.” On occasion, the interests of the Parent Companies, to which those officers owe fiduciary duties, may conflict with the interests of our company and you as a shareholder. Such officers may have to choose between the two and, as a result, may make decisions that conflict with your and our best interests in favor of the interests of the Parent Companies. In addition, some of these directors own Parent Company common stock, options to purchase Parent Company common stock or other Parent Company equity awards. These individuals’ holdings of Parent Company common stock, options to purchase common stock of Parent Company or other equity awards may be significant for some of these persons compared to these persons’ total assets. Their position at the Parent Companies and the ownership of any Parent Company equity awards may, on a case by case basis, create the appearance of conflicts of interest.

We are currently, and may in the future, be party to transactions with related persons, including with our Parent Companies. Such transactions could give rise to potential conflicts of interest.

We have entered into, and from time to time in the future we may enter into, transactions with affiliated companies, including our Parent Companies. Our Parent Companies, including our Founding Shareholders, control a majority of our outstanding share capital, and certain officers of our Parent Companies serve on our board of directors and retain their positions with our Parent Companies. Our board of directors has adopted a written policy regarding the review and approval of related party transactions, which came into effect on the date the registration statement for our initial public offering was declared effective and which requires that all related party transactions be entered into on arm’s‑length terms and, together with our other governance documents, also provides for the management of conflicts of interest. See “ITEM 7.B: Related Party Transactions—Review and Approval of Related Party Transactions.” However, related party transactions between us and our Parent Companies or other related parties which we entered into prior to the completion of our initial public offering and to which we remain a party may present conflicts of interest between our management and our Parent Companies or such related parties.

In addition, the agreements we have entered into with our Parent Companies in connection with the 2014 Reorganization were negotiated in the context of the 2014 Reorganization, prior to which we were a wholly‑owned subsidiary of Casino, and our businesses were controlled by Casino and its affiliates. Furthermore, our policies for the review and approval of related party transactions were not yet in place during the period in which the terms of those agreements were negotiated. The agreements negotiated in connection with the 2014 Reorganization relate to, among other things, the allocation of assets, liabilities, rights and other obligations between each of our Parent Companies and us. We may have been able to receive better terms from unaffiliated third parties. See “ITEM 7.B: Related Party Transactions” included elsewhere in this annual report.

Future sales of our ordinary shares by our shareholders, or the perception that such sales could occur, may cause the market price of our ordinary shares to decline.

       As of June 30, 2016, there were 441,297,846 of our ordinary shares outstanding. Sales by us or our shareholders of a substantial number of our ordinary shares in the public market, or the perception that these sales might occur, could cause the market price of our ordinary shares to decline or could impair our ability to raise capital through a future sale of our equity securities. Of our issued and outstanding shares, all the ordinary shares sold in our initial public offering are freely transferable, except for any restricted stock and any ordinary shares acquired by our “affiliates,” as that term is defined in Rule 144 under the Securities Act. As of June 30, 2016, 93.8% of our ordinary shares are held by our affiliates. Such securities can be resold into the public markets in the future in accordance with the requirements of Rule 144 under the Securities Act, including volume limitations, manner of sale requirements and notice requirements.

       Following our initial public offering, Casino, Almacenes Éxito S.A. and Dutch HoldCo also entered into an agreement with us on November 25, 2014, that permits them to require us to register our ordinary shares owned by them under the Securities Act for resale into the public markets. See “ITEM 7.B: Related Party Transactions—Registration Rights”. Sales by these shareholders in the public market, or the perception that these sales might occur, could cause the market price of our ordinary shares to decline or could impair our ability to raise capital through a future sale of, or pay for acquisitions using, our equity securities.

       Further, under the Cnova NV Omnibus Incentive Plan (“the 2014 Omnibus Incentive Plan”), we granted approximately 1,319,999 deferred stock units on October 30, 2014 to certain executives of Cnova. We will not issue any of our ordinary shares to the recipients of the deferred stock units until the fourth anniversary of the completion our initial public offering, at which time, such ordinary shares may be freely sold in the public market upon issuance except for ordinary shares held by affiliates who will have certain restrictions on their ability to sell.

We have no present plan to pay any dividends on our ordinary shares and cannot provide assurances regarding the amount or timing of dividend payments, if any, in the future.

We currently intend to reinvest all future earnings, if any, to finance the operation and expansion of our business. Any future determination relating to our dividend policy will be made at the discretion of our board of directors and will depend on a number of factors, including future earnings, capital requirements, contractual restrictions, financial condition, future prospects and other factors our board of directors may deem relevant from time to time. Payment of future dividends may be made only to the extent our shareholders’ equity exceeds the sum of our paid‑up and called‑up share capital plus the reserves that must be maintained in accordance with provisions of Dutch law and our Articles of Association. We cannot provide assurances regarding the amount or timing of dividend payments and may decide not to pay dividends in the future. As a result, you should not rely on an investment in our ordinary shares to provide dividend income, and the success of an investment in our ordinary shares may depend upon an appreciation in their value. There is no guarantee that our ordinary shares will appreciate in value or even maintain the price at which shareholders have purchased their ordinary shares.

We maintain two exchange listings, which may adversely affect liquidity in the market for our ordinary shares and result in pricing differentials of ordinary shares between the two exchanges.

Our ordinary shares are listed on the NASDAQ and Euronext Paris. The listing of ordinary shares on both the NASDAQ and Euronext Paris may adversely affect the liquidity of the shares in one or both markets. In addition, the time difference between New York and Paris and differences in the trading schedules of NASDAQ and Euronext Paris, volatility in the exchange rate of the two trading currencies and other factors may result in different trading prices for ordinary shares on the two exchanges.

Risks Related to Our Incorporation in the Netherlands

We do not comply with all the provisions of the DCGC. This may affect your rights as a shareholder.

As a Dutch company, we are subject to the DCGC. The DCGC contains both principles and best practice provisions for management boards, supervisory boards, shareholders and general meetings of shareholders, financial reporting, auditors, disclosure, compliance and enforcement standards. The DCGC applies to all Dutch companies listed on a regulated market and any equivalent third (non-EU) country regulated market, which includes Euronext Paris and NASDAQ, respectively. The principles and best practice provisions apply to the board (in relation to role and composition, conflicts of interest and independence requirements, board committees and remuneration), shareholders and the general meeting of shareholders (for example, regarding anti-takeover protection and obligations of the Company to provide information to its shareholders) and financial reporting (such as external auditor and internal audit requirements). We do not comply with all the provisions of the DCGC. See “ITEM 10.B: Articles of Association—Dutch Corporate Governance Code.” This may affect your rights as a shareholder, and you may not have the same level of protection as a shareholder in a Dutch company that fully complies with the DCGC.

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

The United States and the Netherlands currently do not have a treaty providing for the reciprocal recognition and enforcement of judgments, other than arbitration awards, in civil and commercial matters. In this regard, it should be noted that the Hague Convention of June 30, 2005, on Court Choice Agreements, to which both the United States as well as the European Union are signatories, has not yet entered into force. Consequently, based on the current state of the law, a final judgment for payment given by a court in the United States, whether or not predicated solely upon U.S. securities laws, would not automatically be recognized or enforceable in the Netherlands. In order to obtain a judgment which is enforceable in the Netherlands, the party in whose favor a final and conclusive judgment of the U.S. court has been rendered will be required to file its claim with a court of competent jurisdiction in the Netherlands. Such party may submit to the Dutch court the final judgment rendered by the U.S. court. The basic premise is that a judgment of a U.S. court will in principle be acknowledged in the Netherlands if (i) the jurisdiction of the U.S. court is based on grounds of jurisdiction that are generally acceptable according to international standards, (ii) the judgment by the U.S. court was rendered in legal proceedings that comply with the standards of the proper administration of justice that includes sufficient safeguards, (iii) acknowledgement of the judgment of the U.S. court is not contrary to Dutch public order, and (iv) the judgment by the U.S. court is not incompatible with a decision rendered between the same parties by a Dutch court, or with a previous decision rendered between the same parties by a foreign court in a dispute that concerns the same subject and is based on the same cause, provide that previous decision qualified for acknowledgement in the Netherlands. Moreover, even if a judgment by a U.S. court satisfies the above requirements, the Dutch court may still deny a claim for a judgment if such U.S. court judgment is not, not yet or no longer formally enforceable according to the relevant U.S. state and federal laws. The basis for unenforceability of the foreign decision is relevant in this connection. In this regard, a distinction should be made between the questions of whether a decision is formally enforceable or whether the decision can no longer be enforced as a result of payment of the debt or for another reason. In addition, Dutch courts may deny the recognition and enforcement of punitive damages or other similar awards. Moreover, a Dutch court may reduce the amount of damages granted by a U.S. court and recognize damages only to the extent that they are necessary to compensate actual losses or damages. In addition, there is doubt as to whether a Dutch court would impose civil liability on us, our officers or directors or certain experts named herein in an original action predicated solely upon the U.S. federal securities laws brought in a court of competent jurisdiction in the Netherlands against us or such directors or experts, respectively.

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

We are a Dutch public limited liability company (naamloze vennootschap) organized under Dutch law. Our corporate affairs will be governed by our Articles of Association and by the laws governing companies incorporated in the Netherlands. The rights of shareholders and the responsibilities of members of our board of directors may be different from the rights and obligations of shareholders in companies governed by the laws of U.S. jurisdictions. In the performance of its duties, our board of directors is required by Dutch law to consider the interests of our company and our business, its shareholders, its employees and other stakeholders, in all cases with due observation of the principles of reasonableness and fairness. It is possible that some of these parties will have interests that are different from, or in addition to, your interests as a shareholder. See “ITEM 10.B: Articles of Association—Dutch Corporate Governance Code” and “ITEM 10.B: Articles of Association—Differences in Corporate Law.”

Although the general meeting of the shareholders generally has the right to approve legal mergers or demergers, Dutch law does not grant appraisal rights to a company’s shareholders who wish to challenge the consideration to be paid upon a legal merger or demerger of a company (except in a limited number of situations). In addition, if a third party is liable to a Dutch company, under Dutch law shareholders generally do not have the right to bring an action on behalf of the company or to bring an action on their own behalf to recover damages sustained as a result of a decrease in value, or loss of an increase in value, of their stock. Only in the event that the cause of liability of such third party to the company also constitutes a tortious act directly against such shareholder and the damages sustained are permanent, may that shareholder have an individual right of action against such third party on its own behalf to recover damages. The Dutch Civil Code provides for the possibility for a foundation or an association whose objective, as stated in its articles of association, is to protect the rights of persons having similar interests, to institute litigation. Such litigation cannot result in an order for payment of monetary damages but may result in a declaratory judgment (verklaring voor recht), for example, declaring that a party has acted wrongfully or has breached a fiduciary duty. The foundation or association and the defendant are permitted to reach (often on the basis of such declaratory judgment) a settlement which provides for monetary compensation for damages. A designated Dutch court may declare the settlement agreement binding upon all the injured parties with an opt‑out choice for an individual injured party. An individual injured party, within the period set by the court, may also individually institute a civil claim for damages if such injured party is not bound by a collective agreement.

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

Under Dutch law, if a party directly or indirectly, whether or not in concert with others, acquires predominant control of a Dutch company, all or part of whose shares are admitted to trading on a regulated market such as Euronext Paris, that party may be required to make a public offer for all other shares of the Dutch company. For this purpose, “predominant control” is defined as the ability to exercise at least 30% of the voting rights at a general meeting of shareholders. Controlling shareholders existing before admission to listing and trading on the regulated market concerned are generally exempt from this requirement, unless their controlling interest drops below 30% and then increases again to 30% or more and no other exemption applies. The mandatory bid rule can be enforced by court order. The purpose of this requirement is to protect the interests of minority shareholders.

Item 4.  INFORMATION ON THE COMPANY

A.          History and Development of the Company

Our History

Cnova N.V. is a Netherlands public limited liability company (naamloze vennootschap) formed on May 30, 2014, under Dutch law. After a share subscription it entered into when Cnova was formed, the French company Casino initially owned all of Cnova’s issued share capital. At that time, Cnova engaged in no business other than preparing for our initial public offering that later took place in November 2014, and had no assets (other than cash), subsidiaries or liabilities. Cnova’s corporate structure and business changed, however, shortly afterward. Cnova and the Parent Companies completed a reorganization of the eCommerce businesses of the Parent Companies in France and Latin America on July 24, 2014, a reorganization of such eCommerce businesses in Asia on November 17, 2014.

The purpose of the creation of Cnova was to combine French and Brazilian e-commerce assets that had very strong local market positions in order to i) form the worldwide number 5 eCommerce player, and ii) create strong synergies through joint international purchasing power, IT platforms enhancements, specific e-commerce capabilities such as SEO, advertising, e-mailing. In what we believed at the time to be a favorable macro-economic environment in Brazil, Cnova initially enjoyed the very strong growth prospects of a large, highly promising Brazilian market combined with an established business model in France. The Cnova business model and strategy were to capitalize on:

•	scaled purchasing power to offer customers sustainable price leadership,
•

the large network of stores of our Parent Companies to offer customers highly attractive click-and-collect delivery options. This click-and-collect model proved to be very successful in France and represented an opportunity in Brazil. Therefore Cnova started the roll-out of this model in Brazil.

•	the successful dynamics of both French and Brazilian marketplaces which enjoy a strong growth of their attractiveness (number of product offerings and merchants)
•	the rapid trends on mobile browsing.

This business model, combining strong e-commerce capabilities for customers (SEO, mobile sites, e-mailing, search engines, IT platforms, online instalment payment plan, marketplace development capabilities, etc.), and streamlined, efficient and low cost back-office capabilities based on strong synergies with our Parent companies (logistics, purchasing power, pick-up points) was launched in other international countries, most notably Colombia, Vietnam and Thailand where our Parent companies had strong established positions, as well as certain African countries (through a partnership with Bolloré Group whose logistics and customs clearance in Africa are well advanced). This expansion was thought to represent a fast-growing and large, long-term opportunity (large population, still low ecommerce penetration rate) in exchange for a limited level of initial investment and short-term losses

As a result, we own or have the right to use a majority of the assets that were used, or held for use, in the eCommerce businesses of the Parent Companies, specifically Casino, CBD, and their subsidiaries.

However, this clear strategy was undercut by the rapidly deteriorating and very strong macro-economic change in Brazil which started toward the closing weeks of 2014/ beginning of 2015 and which continuously deteriorated all along 2015 and 2016. This downturn had a very strong impact on the top-line of our business, the competitive environment and pricing strategy of our competitors and therefore the profitability of our operations as well as on the level of cash-flow needs.

In this negative Brazilian macro-environment and in order to focus our financial means and our management attention to support our operations in Brazil and France, Cnova first decided in the second half of 2015 to withdraw from certain international countries and to sell MonShowroom, a fashion site with very limited synergies with our main Cdiscount operations in order to reduce Cnova Group cash outflows and losses.  This explains the reorganizations in 2015 and 2016, including the restructuring of certain of the Parent Companies and their affiliates and the disposition of Cnova entities in Latin America and Asia.

In the first quarter of 2016, we have come to the conclusion that:

•

the prolonged depressed Brazilian macro-economic environment and competitive environment could last for some quarters, and will require additional financial support as well as much higher commercial efficiencies and operational excellence,

•

the internal deficiencies observed at Cnova Brazil in terms of out-of stocks, inventory management delivery time require a strong reset of our operations, which may take significant time to achieve, and

•

the operational integration of Cdiscount and NovaPontocom businesses have not  yielded so far the anticipated benefits of the 2014 Reorganization. To date, the benefits realized have included (i) the sharing of best practices, mainly in the 3W Régie activity (advertising sales) and, to some extent, IT and (ii) synergies from international merchandise suppliers contracts. See “ITEM 4.C: Organizational Structure - The 2014 Reorganization” and “ITEM 4.C: Organizational Structure – The Restructurings” for more details.

As a result, combining Cnova Brazil with Via Varejo is thought to have a strong operational rationale, to lead to significant commercial, marketing and logistics synergies while enabling Cnova to refocus on its French market where Cdiscount enjoys strong market positions, satisfactory commercial momentum, an efficient and proved business model as well as significant growth prospects.

Because of our relationship with the Parent Companies and subsidiaries, Cnova’s history dates back to 1998, when the French company Cdiscount was founded. In 2000, Casino acquired a 60% stake in Cdiscount, increasing ultimately to 100%, as of December 31, 2014. Since beginning operations, our French business developed from a single website focused on offering CDs and DVDs into a diversified multi‑channel eCommerce business, which expanded into a wide range of product categories such as consumer electronics and computers in 2001, wines in 2004, beauty products in 2009 and furniture in 2010.

Operations in Brazil began in 2008 with the launch of the company Pontofrio.com—later part of CBD—and the launch of our eHub business, which offers eCommerce solutions to third‑party retailers, including Nike and Hewlett‑Packard.

In 2009, we launched our first private label in France, Continental Edison.

In 2010, we expanded our Brazilian eCommerce business by adding the Extra and Casas Bahia sites to our portfolio, and we also began operating Ponto Frio Atacado, a business unit focused on wholesale B2B.

In 2011, we launched our French marketplace, which was seamlessly integrated into Cdiscount. In 2011, we also launched our first French specialty website, Comptoir Santé, which specializes in beauty products.

In 2012, we established the Barateiro site, offering refurbished products for sale, we opened another specialty site in France, MonCornerDeco.com focused on home decor, and we also launched our Brazilian marketplace through the Extra platform. In 2012, we also acquired a 60.75% interest in E-trend (trademark “MonShowroom”), a French eCommerce ready-wear fashion business.

In 2014, we obtained full ownership interest in MonShowroom. In 2014, we also launched a Cdiscount site in Brazil and Finlandek, a private label in France, and expanded internationally into Colombia, Thailand, Vietnam, Ivory Coast, Cameroon, Ecuador, Panama, Belgium and Senegal.

2015 was marked by a strategy of refocus on the two largest markets, France and Brazil, where we have established eCommerce leadership positions. In the second half of 2015, we closed MonCorner Kids, MonCornerBaby, MonCornerBrico, MonCornerHomme and MonCorner Jardin as well as many other Specialty sites and we sold the website MonShowroom to Monoprix as further described in ITEM7.B: Related Party Transactions - Restructuring Related Agreements and Note 5 to our audited consolidated financial statements. In July 2015, we closed our operations in Ecuador and Panama.

Pursuant to Casino Group’s decision to sell its activities in Thailand and Vietnam, we sold Cdiscount Vietnam in March 2016, as further described in Note 5 to our audited consolidated financial statements and in “ITEM 4.C:Organizational Structure - The Restructurings”. In March 2016, Cnova’s total economic interest in Cdiscount Thailand was sold to the Thai conglomerate TCC Group for a total cash equivalent consideration of €28 million. See “ITEM 4.C: Organizational Structure - The Restructurings” for more details.

On May, 12, 2016, Cnova announced the possible reorganization of Cnova Brazil within Via Varejo. As a result of this potential reorganization, Cnova would focus entirely on Cdiscount while Via Varejo would become the sole shareholder of Cnova Brazil. Our parent company Casino also announced a potential tender offer of all of our publicly held ordinary shares contingent upon such reorganization. See “ITEM 4.C: Organizational Structure - The Proposed Potential 2016 Transaction with Via Varejo and Tender Offer” for more details.

On July 12, 2016, Cnova announced its decision to close operations in Colombia, Senegal and Cameroon, as well as ComptoirDesParfums and MonCornerDeco.

We are registered with the Dutch Trade Register, and our registration number is 60776676. Our registered office is located at WTC Schiphol Tower D, 7th Floor, Schiphol Boulevard 273, 1118 BH Schiphol, The Netherlands. Our principal places of business are located at (i) Cdiscount S.A., 120‑126, Quai de Bacalan CS 11584, 33067 Bordeaux Cedex, France, for which the telephone number is +33 5 55 71 45 00, and (ii) CNova Comércio Eletrônico S.A., Rua Gomes de Carvalho 1609, Vila Olimpia 04547‑006, São Paulo SP, Brazil, for which the telephone number is +55 11 4949‑8000.

In November 2014, we listed our ordinary shares on the NASDAQ Global Select Market and on January 23, 2015, our ordinary shares were admitted for listing and trading on Euronext Paris. Our international security identification number (ISIN) is NL0010949392.

Our website address is www.cnova.com. The information contained on, or that can be accessed through, our website does not constitute a part of this annual report and is not incorporated by reference herein. We have included our website address in this annual report solely for informational purposes. Our agent for service of process in the United States is CT Corporation System, located at 111 Eighth Avenue, New York, New York 10011, and its telephone number is (212) 894‑8800.

Principal Capital Expenditures

As our operations have grown, we have invested in our technological and fulfillment infrastructure, among other areas. Our capital expenditures (purchase of property and equipment and intangible assets) for fiscal years 2015, 2014 and 2013 amounted to €66.5 million, €71.2 million (as restated) and €48.5 million (as restated), respectively.

Our capital expenditures have been incurred primarily in relation to investments in our technological and fulfillment infrastructure, in particular the IT platforms for our site, our marketplaces, specialty sites and for mobile, new sales and customer behavior algorithms and customer facing and back office features for our sites. Capital expenditures also have been incurred to invest in our fulfillment infrastructure, including increasing the automation of our distribution process, acquisition of logistics equipment for our warehouses and procuring computer technology to improve the tracking of deliveries, such as the Click‑and‑Collect and other customer delivery or pick up methods. Our principal capital expenditures currently in progress are concentrated in investing in our technological and operational platforms, improving our apps and enhancing the customer experience on our marketplaces.

B.          Business Overview

We are an eCommerce company with two key markets in France and Brazil. Our geographies represent over 390 million people as of December 31, 2015. We partially measure our performance in gross merchandise volume (“GMV”), which is the total volume of merchandise and services sold over a given period of time on our websites, including marketplace businesses. For the year ended December 31, 2015, we had GMV of €4,868.0 million ($5,286.1 million), representing a 18.4% increase over GMV for the year ended December 31, 2014, on a constant exchange rate basis.

We strive to provide our customers with a high value proposition through a low‑cost business model that allows us to offer attractive pricing, an extensive product assortment and highly differentiated delivery and payment solutions. We achieve this through our scalable and proprietary technology platforms and preferred relationships with our Parent Companies, which are among the largest retailers in the two key markets in which we operate.

As of December 31, 2015, we offered our 14.9 million active customers access to a wide and growing assortment of approximately 29 million product offerings through a combination of our direct sales and marketplaces. We had more than 38 million placed orders in the year ended December 31, 2015, representing a 22% increase from the year ended December 31, 2014, while our active customers increased by 11% over the same period. Our most significant product offerings categories in terms of GMV are home appliances, consumer electronics, computers and home furnishings. Our branded sites, including Cdiscount, Extra, Casas Bahia and Ponto Frio, are among the most recognized in the markets in which we operate.

We are one of the leading eCommerce companies in France, with 27.4% of market share in the fourth quarter 2015.

Our business benefits from various relationships with our Parent Companies, which are part of the Casino Group, a leading global diversified retail group with €46.1 billion ($50.1 billion) for the year ended December 31, 2015. We benefit from joint purchasing power, as well as their brand recognition, local market expertise, retail brick‑and‑mortar stores and retail logistics infrastructure. This enables us, among other things, to offer competitive pricing and popular customer services relative to our competitors, including our Click‑and‑Collect delivery option whereby our customers can select a nearby location to pick up their purchased products, generally at a lower cost and in a quicker manner. Our approximately 22,000 Click‑and‑Collect locations across the markets in which we operate provide us with a competitive advantage. In France, our approximately 19,800 pick-up locations afford us with a significant advantage over our competitors, in particular for heavy products, for which we counted about 500 pick-up points as of the end of 2015. During the 2015 fiscal year, approximately 65% of our orders in France were delivered through Click and Collect, for light products but also for heavy products, accounting for approximately 65% of our French revenues.

As an enhancement to its heavy products delivery services, Cdiscount also now offers a same-day home delivery option for orders received prior to 2:00 pm. This service is currently offered in the Paris and Lyon areas between 7:00 pm and 11:00 pm, from Monday to Friday. Saturday same-day delivery option is currently expected to be available in the fourth quarter of 2016. In the Paris area, deliveries may also take place on Sundays from 9:00 am to 5:00 pm. We believe that this service may be developed in the main French cities over the course of 2016 and after 5:00 pm depending on customers’ interest. To our knowledge, Cdiscount is the only eCommerce company to offer this service in France over 100% of our referential, with over more than 4,500 SKUs.

Cdiscount also gives users access to Alimentaire Express, a one-and-a-half hour food delivery service offering more than 4,500 products to customers who reside within most areas of Paris and just outside of Paris. This service is provided for a €5.9 fee and for no fee for orders over €120.

In Brazil, we have been leveraging our Parent Companies’ network to increase the number of pick-up points, where customers can pick-up their orders for goods not offered by the physical stores. As of the end of December 2015, the Click-and-Collect network represented 1,300 pick-up locations in Brazil.

Our Business Model

Our business consists of customers purchasing from us through direct sales and purchasing from third‑party vendors through our marketplaces. The combination of our direct sales and our marketplace businesses allows us to offer a very extensive assortment of product offerings, which drives traffic to the sites that we operate under different brands. Our direct sales business provides a strong foundation for our marketplace business, which represents a key driver of growth for our company. Our ability to offer attractive pricing is facilitated in part by our proprietary software which can monitor the prices of products sold by our competitors multiple times per day and adjust our prices automatically according to an algorithm. An important part of our business model is to provide reliable fulfillment and fast and convenient delivery options to our customers. In France, our more than 17 years of experience in logistics and the relationships we have built with third parties, together with our ability to make use of the Casino Group’s retail network, allows us to offer popular customer service options, such as Click‑and‑Collect, in both our direct sales business and  our marketplace businesses (via fulfillment services). In Brazil, we have been leveraging our Parent Companies’ network to increase the number of pick up points.

As an eCommerce company, we make our product offerings and services available on various sites designed for computers and mobile devices, as well as through several apps. For the 2015 and 2014 fourth quarters, mobile accounted for 49% and 42% of our traffic in France, respectively, and 38% and 22% of our traffic in Brazil, respectively. We are focused on the continuous development of our mobile platforms, as we expect sales from mobile devices to become an increasingly important part of our business.

In addition, our technology platforms allow us to gather customer data such that we are able to customize our customers’ browsing experience, reduce the average number of days we hold inventory and, in real time, manage our product pricing and monitor our net sales and margins. We are also focused on monetizing the customer data we gather through our advertising sales agencies, 3W Régie in France and Cnova Ads in Brazil, which sell targeted advertising space to third parties on our sites and the sites of their third‑party clients.

Our Brands

Our business includes multiple sites that operate under different brands, especially in Brazil. By differentiating our brands from each other we are able to reach a broad customer pool and we believe we have mass‑market positioning.

The table below lists our main current generalist business‑to‑customer (“B2C”) brands.

Brand Positioning	Current Markets	Primary Product Offerings
•Price Leader	•France •Brazil •Ivory Coast •Belgium	•Computers •Consumer electronics •Home appliances •Home furnishings
•One‑stop shop with low prices	•Brazil	•Computers •Consumer electronics •Home appliances •Mobile devices
•Popular brand for the mass market	•Brazil	•Consumer electronics •Home appliances •Home furnishings •Mobile devices
•Higher‑end focus	•Brazil	•Computers •Home appliances •Consumer electronics •Mobile devices

We operate several generalist sites, including www.cdiscount.com in France, and www.casasbahia.com.br, www.extra.com.br and www.pontofrio.com.br in Brazil, which are well recognized in their respective markets. In October 2014, we also launched a Cdiscount site in Brazil, which is positioned as a retail outlet of the Brazilian Internet. We offer an extensive product assortment on all of our generalist sites, including, among others, home appliances, consumer electronics, home furnishings and personal goods. In addition, our Cdiscount sites in France and Brazil, as well as our Extra, Casas Bahia and Ponto Frio sites in Brazil, each include a marketplace, providing our customers access to an even wider range of products through a seamless purchase experience on those sites.

Our brands each have a unique look and feel. On our Cdiscount sites, we post entertaining and lighthearted artwork and promotional videos that have become a hallmark of the brand. In Brazil, we aim to position our Extra, Casas Bahia and Ponto Frio brands in ways that allow customers to identify the eCommerce sites with each brand’s brick‑and‑mortar counterpart.

In France, in addition to our main generalist brands, our specialty site, ComptoirSanté, offers health and beauty products and works to expand our pool of potential customers by targeting less price sensitive customers with premium brand offering.

Direct Sales

Our direct sales business consists of customers purchasing products directly from us on our sites. We engage in direct sales in all markets in which we currently operate. When a customer purchases a product directly from us, we handle the processing, fulfillment and delivery of the order. We offer our customers a range of shipping and delivery options for products they purchase from us, including Click‑and‑Collect, especially in France and to a certain degree in Brazil where we are in the process of building the Click‑and‑Collect network (limited to products which are not part of the assortment of Casas Bahia, Pontofrio and Extra). As part of the Casino Group, we have access to large retail networks to serve as pick‑up locations, giving us a distinct competitive advantage. See “ITEM 4.B: Business Overview—Sales and Marketing—Logistics.” We are also responsible for the sourcing of our direct sales products, taking the inventory risk, processing customer payments through our sites, preparing packages for shipment and delivery and providing customer service and support. In addition, in Brazil, we operate www.barateiro.com.br, a site on which we sell refurbished items. See also Note 7 to our consolidated financial statements found elsewhere in this annual report for information relating to product sales from our direct sales business.

To source this wide variety of products, we employ a team of approximately 160 merchandising professionals who are specifically trained to cultivate and manage relationships with large international brands, such as Samsung, Apple and Whirlpool. See “ITEM 4.B: Business Overview—Our Business Model—Our Product Categories.” In addition, because we have many suppliers in common with our Parent Companies and purchase jointly with them from some of those suppliers, we benefit from their purchasing power and vendor relationships in procuring part of our inventory. See “—Suppliers.” The products sourced by us, together with those offered on our marketplaces, provide our customers access to an extensive product assortment through a seamless purchase experience on our sites. Many of our customers initially purchase products from a particular category, but as they discover the range of items available on our sites, they begin purchasing products from other categories. See “ITEM 4.B: Business Overview—Our Business Model—Our Product Categories.” In addition, we utilize our direct sales business to generate traffic for our marketplace sellers, who rely on our sites to generate both traffic and visibility. Conversely, the traffic generated by our marketplaces also benefits our direct sales business.

Marketplaces

Our marketplaces enable customers to purchase products from a multitude of third‑party sellers through a seamless purchase experience on our sites. In 2011, we launched our first marketplace in France, which is seamlessly integrated as part of Cdiscount.com in France and, building on its success, we established a marketplace as part of our Extra site in Brazil in 2013. We also operate additional marketplaces in Brazil on our Cdiscount, Casas Bahia and Ponto Frio sites. Our marketplace business has experienced rapid growth since its inception in 2011. Our marketplaces in France and Brazil generated €917 million ($996 million) for the year ended December 31, 2015, or 20% of our GMV in France and Brazil. The GMV of our marketplaces increased approximately twofold since the year ended December 31, 2014. During that same period, the number of product offerings on our marketplaces increased to approximately 28 million from approximately 12 million, while the number of marketplace sellers increased to approximately 10,200 from approximately 7,100. See also Note 7 to our consolidated financial statements found elsewhere in this annual report for information relating to net sales (commissions) from our marketplace business.

Our marketplaces allow us to provide an extensive product offering to our customers, without us needing to maintain inventory levels or take inventory risk for those products. The wide assortment of products we are able to feature on our sites in this manner drives traffic to our sites, benefitting our direct sales offerings. At the same time, the strength of our brands and the size of our sites provide traffic and visibility to our marketplace sellers. Because of these factors and the attractive commissions we receive on marketplace sales, we see our marketplace business as an important driver of profitable growth for our company, especially in France.

On average, we received commissions of 12% on sales made through each of our French and Brazilian marketplaces for the year ended December 31, 2015. In addition to the commission we receive on sales, we charge a subscription fee of €39.0 ($42.4 ) per month to marketplace sellers on our French marketplace. We attract sellers to our marketplaces in part through a team of employees who actively recruit new sellers to join our marketplaces in the countries in which we operate them.

We offer our marketplace sellers a number of attractive features, including traffic and installment payment. Since 2014, we have offered fulfillment services to our third‑party sellers in France to promote the competitiveness and growth of the Cdiscount marketplace. For a fee, we are able to handle storage, preparation, shipping and customer service on behalf of marketplace sellers who utilize this option, which enables such sellers to benefit from the competitive pricing we receive on shipping costs and our extensive network of pick‑up locations in France.

Our marketplace sellers in France are also able to benefit from sales analysis we offer, which includes data on their price position compared to other sellers in the marketplace as well as customer reviews about the seller that are submitted through our Cdiscount sites.  In addition, our marketplace sellers benefit from the payment infrastructure on our sites and marketplace buyers benefit from our installment payment option, which we believe is an attractive and flexible payment option.

We offer our marketplace sellers in Brazil the option to use a user‑friendly open application programming interface, or an interface that is fully integrated with the solutions of a variety of eCommerce software providers most commonly used by sellers on the Brazilian market, in each case enabling sellers to easily manage their product offerings on our marketplace in Brazil. We believe we have one of the best integration solutions for the multiple eCommerce software providers, which will make our Brazilian marketplace an attractive option for a wide range of sellers seeking a larger customer pool for their products.

We endeavor to provide a quality shopping experience both to customers who purchase directly from us as well as through our marketplaces. On all of our marketplaces, we monitor the performance of our marketplace sellers to verify they abide by the terms and conditions of being a marketplace participant, provide marketplace buyers with customer support, ship orders on time, and respond to customer queries in a timely fashion. Customers who purchase products on our marketplaces can submit a review of their marketplace experience and their satisfaction with the particular marketplace seller. If marketplace sellers do not comply with the terms and conditions of the agreement they entered into when joining our marketplaces, including our customer services standards, we have the ability to remove their products from our sites. However, despite this monitoring effort and a clear ongoing action plan, the level of customer service perceived by our customers is significantly lower for marketplace products compared to products in our direct sales business, which can be explained by longer delivery time or lower quality of service. As a result, customer satisfaction, measured by monthly Net Promoter Score surveys, is lower when it comes to marketplace products.

Other Businesses

In addition to direct sales to our customers and our marketplace business, we have a number of other operations that we see as drivers of profitable growth. Our advertising sales agencies, 3W Régie and Cnova Ads use customer data we gather to sell advertising space on our sites to third parties. 3W Régie and Cnova Ads focus on advertising sales across various channels of digital advertising, including display, direct marketing and mobile. In addition, our advertising sales agencies work with their own portfolio of external clients to collect customer data and sell targeted advertising space on the sites of those external clients to third parties. We earn a commission on advertising that is sold through 3W Régie and Cnova Ads.

In addition to sales to consumers, we operate B2B sites through our Cdiscount and Ponto Frio platforms, which focus on meeting the needs of small and medium retailers at competitive pricing. Another component of our B2B business is eHub, whereby we offer eCommerce solutions to third‑party retailers seeking to access the Brazilian market, including Nike and Hewlett‑Packard, for whom we are the only Latin American retailer managing their Brazilian eCommerce websites. As part of our B2B business in Brazil, we also participate in the rewards programs of third parties, such as Brazilian airlines and banks. Customers are allowed to use the points they earn in such rewards programs to purchase products from us on our sites in Brazil.

Our Product Categories

As of December 31, 2015, we offered approximately 29 million product offerings on our sites through our direct sales and marketplace businesses across a variety of categories as described below.

Consumer Electronics

Our consumer electronics category focuses on televisions, mobile phones, tablet computers, DVD/CD players, MP3 players, cameras and home entertainment and stereo systems. In addition to third‑party brands, we also sell various accessories related to these and other consumer electronic products. Our major suppliers in this category include

Samsung, Panasonic, LG, Apple and Asus among others. We also sell consumer electronics under our private labels, Continental Edison and Oceanic, including televisions and stereo systems.

Home Appliances

Our home appliances category focuses on small and large electric household appliances. We also sell various accessories related to these and other household appliances. Our major suppliers in this category include Samsung, SEB, Philips, Whirlpool, Electrolux, Bosch and Haier.

Home Furnishings

The home furnishings products category focuses on furniture and accessories for bedrooms, living rooms, dining rooms, kitchens and home offices. We also sell gardening equipment, hardware tools, bedding, lighting fixtures and tableware. In addition to third‑party products, we sell our private label furniture on our sites. In Brazil, our Parent Companies own Bartira, which is one of the largest Latin American furniture manufacturers. Bartira products are sold online exclusively on our Extra, Casas Bahia, Ponto Frio and Cdiscount Brazil sites. On our Cdiscount sites, we sell furniture under our Finlandek private label. Private label furniture products offer attractive margins, and we are focused on promoting their sale on our sites. Because many of the products in our home furnishings category are large and heavy, customers in France often choose our highly differentiating Click‑ and‑Collect delivery option when purchasing furniture on our sites. Our French network of pick‑up‑locations for large or heavy items, the majority of which are part of the Casino Group, is unique and gives us a competitive advantage over eCommerce competitors wishing to enter or gain market share in the home furnishings products category. For additional information on Click‑and‑Collect, see “ITEM 4.B: Business Overview—Logistics—Shipping and Delivery.”

Computers

Our computers category focuses on desktop and laptop computers, computer screens, printers and scanners. We also sell various accessories such as keyboards and computer mice. Our major suppliers in this category include Samsung, Apple, Acer, Asus, Hewlett‑Packard, Ingram and Lenovo.

Personal Goods

Our personal goods category includes apparel, shoes, childcare products, sporting goods, bags and luggage, watches and jewelry.

Leisure

Our leisure category includes items such as toys, games, video games, video game systems, books and DVDs.

Other

We also offer a range of other products, including non‑perishable groceries, wines, automotive products and personal care products.

The table below sets forth the percentage of GMV for each of the past three fiscal years for each of our product categories.

		% GMV for the Year
		Ended December 31,
Category	Products	2013	2014	2015
Consumer Electronics	Televisions, mobile phones, tablet computers, DVD/CD players, MP3 players, cameras and stereo systems	30.8%	32.1%	29.0%
Home Appliances	Ovens, refrigerators, washer/dryers, dishwashers and small appliances	24.5%	24.8%	24.2%
Home Furnishings	Furniture and accessories, home decor, gardening equipment and tools	11.5%	13.4%	16.8%
Computers	Desktop computers, laptop computers, computer screens, printers, scanners, copiers and computer components	16.7%	13.7%	13.1%
Personal Goods	Apparel, shoes, childcare products, sporting goods, bags and luggage, watches and jewelry	6.9%	5.6%	6.5%
Leisure	Toys, games, video games, video game systems, books and DVDs	6.1%	6.6%	6.7%
Other	Non-perishable grocery items, wines, automotive products and personal care products	3.6%	3.8%	3.8%

Our Markets

Our two largest markets are France and Brazil, where we have leading eCommerce positions. In 2015, our net sales were €3,449 million, as compared to €3,416 million (as restated) and €2,897 million (as restated), in 2014 and 2013 respectively, representing an increase of 10.1% on a constant currency basis (or 0.9% including forex impact) from 2014 to 2015.

In each of our current markets, our business model focuses on providing a good value proposition and shopping experience to our customers, and leverages the presence of the Casino Group, a leading multi‑national diversified retailer, with total sales of €46.1 billion ($50.1 billion) for the year ended December 31, 2015, and approximately 10,600 stores and 2,200 stores in France and Brazil, respectively.

France

We have been operating in France since 1998 and, through Cdiscount, have grown to become the second largest eCommerce company in France. As of December 31, 2015, we offered approximately 24 million product offerings through a combination of our direct sales and marketplace businesses. According to GfK, Cdiscount France’s market share increased from 26.1% to 27.4% during the fourth quarter of 2015 compared to the same period in 2014. Our main competitor is Amazon. We also compete with FNAC/Darty, LDLC, and RDC, in particular with respect to appliances and small consumer electronics, such as mobile phones, TVs, cameras and computers, and in the case of Amazon and FNAC/Darty, also with respect to toys, electronic games and cultural products, such as books, music and DVDs. We also compete in France with MGD, with respect to home appliances, FNAC/Darty and Boulanger, with respect to home appliances and consumer electronics, and La Redoute and Conforama in the home furnishings products category.

Our Click‑and‑Collect network of approximately 19,800 pick‑up locations includes stores owned or franchised by members of the Casino Group. We believe our extensive network provides us with a significant advantage over our competitors, in particular for heavy products, for which we counted about 500 pick-up points as of the end of 2015. During the 2015 fiscal year, approximately 65% of our orders in France were delivered through Click‑and‑Collect, for light products and for heavy products as well.

In 2015, our net sales for France were €1,737.2 million, as compared to €1,576.6 million in 2014 and €1,412.7 million in 2013. In 2015, our GMV for France was €2,709.3 million, as compared to €2,277.9 million in 2014 and €1,900.1 million in 2013. See also Note 6 to our consolidated financial statements found elsewhere in this annual report for information relating to net sales from our principal geographic markets.

Brazil

We have been operating in Brazil since 2008, and we believe we are one of the largest eCommerce companies of the country. As of December 31, 2015, we offered approximately 5 million product offerings through our direct sales and marketplace businesses. Extra, Casas Bahia and Ponto Frio are among the 20 top retail brands in Latin America, according to Interbrand Group. In addition, we launched a Cdiscount site in Brazil in October 2014.

In Brazil, our main competitors are B2W, Walmart, Magazine Luiza, Fastshop and Ricardo Eletro, on the full range of our products. We have 1,300 Click‑and‑Collect locations, where we offer to deliver products not offered by our Parent Companies.

For the year ended December 31, 2015, our net sales in Brazil were €1,683.7 million, as compared to €1,830.6 million in 2014 and €1,484.4 million in 2013. In 2015, our GMV for Brazil was €2,126.5 million, as compared to €2,155.2 million in 2014 and €1,669.4 million in 2013. See also Note 6 to our consolidated financial statements found elsewhere in this annual report for information relating to net sales from our principal geographic markets.

Sales and Marketing

Our marketing efforts are tailored to the markets in which we operate and are designed to retain our approximately 14.9 million active customers (as of December 31, 2015), attract new customers, increase traffic to our sites, maximize our conversion rate and leverage our brand names. A substantial part of our GMV is generated through traffic from unpaid advertising channels, such as SEO, sending promotional emails and social media services. In Brazil, we also leverage the television and radio advertising campaigns of our Parent Companies, where our website addresses are displayed or named free of charge.

For the year ended December 31, 2015, the total number of orders placed by our customers was 38.3 million, an increase of 21.5% compared to 31.5 million orders placed by our customers for the year ended December 31, 2014. The total number of items sold in placed orders increased by 20.4% over the same period, from 55.5 million for the year ended December 31, 2014, to 66.9 million for the year ended December 31, 2015.

In France, the total number of orders placed by our customers for the 2015 fiscal year increased by 35.5% compared to the 2014 fiscal year, and the total number of items sold in placed orders increased by 32.5% over the same period. In Brazil, the total number of orders placed by our customers for the year ended December 31, 2015, increased by 6.6% compared to the year ended December 31, 2014, and the total number of items sold in placed orders increased by 6.8% over the same period.

We believe that the strength of our brands translates into increasing and higher customer loyalty as evidenced by approximately 70% of our traffic being generated organically for the year ended December 31, 2015.

In addition, as part of our business model, we aim to retain existing customers and attract new customers by offering competitive pricing on our large selection of available products. Our ability to deliver attractive pricing is aided in part by our purchasing power as well as our Click and Collect network of pick up points and proprietary software, especially in France, which can monitor the prices of products sold by our competitors multiple times per day and adjust our prices automatically according to an algorithm.

We complement our marketing efforts that focus on unpaid sources of traffic in France and to a much lesser extent in Brazil and leverage the strength of our brands and our price positioning with paid advertising, such as purchasing preferential placement and advertising space on popular search engines, including Google.

In addition to promoting our sites through unpaid and paid advertising channels, we focus on several other initiatives that are intended to retain existing customers, attract new customers and increase purchasing frequency. For example, to promote customer loyalty, we offer free shipping for a low annual fee. Our CDAV program allows our customers to receive free home shipping for orders greater or equal to €25.00 of products that weigh less than 20 kilograms and are less than 170 centimeters in size (length, height and width) for an annual fee of €19.00 ($20.63), as compared to an average fee of approximately €5.58 for the express home delivery of such small and light products. Cdiscount is in the process of expanding this CDAV program through inclusion to include marketplace offerings and cash back programs. In Brazil, we participate in customer loyalty programs such as Clube Extra, which allows Extra customers to receive discounts on products at Extra retail stores as well as on our Extra sites, and is connected with nationwide multi-brands program MultiPlus - which allows customers to save points at a variety of stores and sites that can be exchanged for products, including products offered on our Ponto Frio sites.

We also use proprietary algorithms and software that customizes our customers’ browsing experience on our sites. For example, a customer believed to be the parent of a newborn will be shown offers for strollers and diapers when visiting our sites, while a person believed to be a gamer will be shown offers for the latest games.

As a result of the above factors, our marketing spending is below the industry average, with a significant difference in spending between France and Brazil where the part of paid traffic is significantly higher than the Company’s average. For the years ended December 31, 2013, 2014, and 2015 we spent €77.9 million, €67.5 million and €68.2 million, respectively, of our revenues on marketing, representing, respectively, 2.7%, 2.0% and 2.3% of our total revenues for the applicable year.

Logistics

Providing efficient and reliable fulfillment services and fast and convenient delivery options are key parts of our business model. We offer our customers a range of shipping and delivery options, including our Click‑and‑Collect option whereby customers can select a convenient location to pick up products they purchase on our sites. Because we are part of the Casino Group, we have access to large retail networks to serve as exclusive pick‑up locations, giving us a distinct competitive advantage. We are also focused on providing reliable and efficient fulfillment services, for which we use multiple warehouses. We have in place tracking systems that provide our customers with updates on the status of their order at different steps in the fulfillment process. In addition, we invest in automation and custom design of some of our warehouse space to more efficiently process orders, which is designed to result in cost savings, for us.

Fulfillment Centers

To serve our customers’ needs, we utilize ten fulfillment centers in France (with a total of approximately 305,000 square meters) and ten in Brazil (with a total of approximately 330,000 square meters). To support the growth of our business, in 2015, we opened two new warehouses on the same site of Saint Mard (France, in the Paris area) for large items and started synergistic operations in Brazil with distribution centers already run by Via Varejo in Contagem (Minas Gerais state, Southeast) and Cabo de Santo Agostinho (Pernambuco state, Northeast). In addition we opened in late 2015 a new warehouse in São José dos Pinhais (Paraná, South) which adds approximately 18,000 square meters to our storage space. For a discussion of our plans to expand and/or improve our warehouses and details on each facility, see “ITEM 4.D: Property, Plants, and Equipment.” As part of the Casino Group, we benefit from being able to share warehouse space with our Parent Companies and thereby achieving cost savings. During the fourth quarter of each calendar year, we typically lease additional temporary warehouse space to handle the increased order volume we receive during the holiday season. As of December 31, 2015, we stored approximately 285,000 products at our fulfillment centers. The average amount of time that inventory stayed at our warehouses was 1.6 months. For the year ended December 31, 2015, we shipped, on average, approximately 109,100 packages per day from our warehouses, of which approximately 59,000 were shipped within France and approximately 49,700 within Brazil.

To efficiently process the large number of orders we receive, we have automated and custom‑designed some of our warehouse space. In France, we use various packaging machines and assembly‑chain methods, which have generated significant cost savings. We have also implemented electronic tracking systems, which provide customers with automatic status updates at different stages of the fulfillment process. In addition, in France, we perform quality control tests on products and have IT control systems in place to monitor the warehouses we operate.

In order to further grow and increase the profitability of our marketplace business, we offer fulfillment services to our marketplace sellers in France. If a marketplace seller chooses to use our fulfillment services, the seller delivers their products to one of our warehouses, and we handle the fulfillment of any orders placed in our marketplace for such products in exchange for a processing fee.

For more information on how these material tangible fixed assets are held, see “ITEM 4.D: Property, Plants, and Equipment.”

Shipping and Delivery

Offering our customers a range of convenient shipping and delivery options, as described below, is an integral part of our business model. In particular, in partnership with our Parent Companies, we are able to offer our customers an extensive network of Click‑and‑Collect locations in some of the countries in which we and our Parent Companies operate. Brick‑and‑mortar stores that are owned, operated or franchised by our Parent Companies serve as part of the network of pick‑up locations we offer our customers. In many instances, our customers find the option of choosing to have their products delivered to a pick‑up location more convenient than home delivery. In addition to serving as a place for our customers to receive their orders, our pick‑up locations help increase overall customer traffic within the Casino Group and provide cross‑selling opportunities.

France

In France, we offer customers multiple options for delivering the products they purchase through our sites, including our French marketplace:

•

Home Shipping.  For an average shipping fee of €3.58 ($3.89) for small and light orders, and €33.51 ($36.39) for orders of heavy or large products, customers can have products delivered to their home. As part of our CDAV customer loyalty program, however, for an annual fee of €19.00 ($20.63), receive free express home delivery within one day for small and light products for orders greater or equal to €25.00 ($27.22). Cdiscount is in the process of expanding this CDAV program to include marketplace offerings and cash back programs. In addition to standard home shipping, we also offer express home delivery, which allows customers to receive small and light orders within one day for an average fee of approximately €5.81 ($6.31). We ship everywhere in France.

•

Click‑and‑Collect.  We have a network of approximately 19,800 Click‑and‑Collect locations in France for small and light products. Among those pick‑up locations, we have a network of 500 Click‑and‑Collect locations in France for heavy or large products, of which approximately 300 are part of the Casino Group and to which we have exclusive access. This network allows our customers in France to choose a convenient pick‑up location for delivery of their purchased products. Approximately 65% of orders are picked up at our Click‑and‑Collect locations for large products and heavy products as well because of the convenience these locations offer. Because many orders do not fit through a mailbox, being able to make use of our pick‑up network allows customers to avoid having to wait at home for a delivery and instead pick up products at their convenience. In addition, customers do not pay shipping charges for orders over €25.00 when they pick up a package at a Click‑and‑Collect location using our standard Click‑and‑Collect pick‑up option. At approximately 11,100 Click‑and‑Collect locations, we also offer an express pick up option for small and light products where the customer’s products are ready to be picked up the next day for an average fee of €10.24 ($11.36). In late 2014, we launched a program that offers our customers the option to pick up certain small and light products ordered through our sites at lockers placed at convenient locations throughout the country such as train stations or parking lots of some Casino Group stores. In 2015, we expanded this program to reach approximately 450 locations. Since 2014, we have offered an express delivery pick‑up option for heavy or large packages within our existing Click‑and‑Collect network.

We pay stores that are part of our Click‑and‑Collect network a fee for each product that is picked up at their location. The fee is similar for stores that are part of the Casino Group as for non‑affiliated stores. In addition to the benefits Click‑and‑Collect offers our customers, it also reduces delivery costs with 2015 Click‑and‑Collect delivery costs being on average 38% less than home delivery costs. For the year ended December 31, 2015, approximately 65% of our revenues in France involved Click‑and‑Collect.

On average, packages are delivered within one to four days. For larger products, which are delivered by appointment, the delivery time may be longer.

Brazil

In Brazil, we offer customers the following options for delivering the products they purchase through our sites:

•

Home Shipping.  Home delivery is the main option we offer to our customers in Brazil. In addition to the more typical home shipping where the exact date and time a package is delivered depends on the carrier, in certain states in Brazil our customers also have the option to choose a scheduled delivery and have their package delivered at a time and date of their choosing. We ship everywhere in Brazil.

•

Click‑and‑Collect.  With approximately 2,200 brick‑and‑mortar stores, CBD and Via Varejo, together, have one of the largest retail networks in Brazil. Several of these stores serve as pick-up locations for our small and light products (limited to products which are not part of the assortment of Casas Bahia, Pontofrio and Extra). Over the course of 2015, we expanded the number of pick-up locations in our Cnova Brazil network from 100 to 1,300. We believe we are the eCommerce company in Brazil with the largest number of affiliated retail stores to serve as pick‑up locations. We currently do not pay a fee to pick‑up locations that are part of the CBD and Via Varejo network, but CBD and Via Varejo may consider charging us a fee for use of their stores as pick‑up locations in the future. We believe that, in the long term, the expansion of our Click‑and‑Collect program in Brazil could enable us to offer a differentiated service to the customer and realize cost savings on delivery costs in that market. In addition, such cost savings can be passed on to the customers, giving us a competitive advantage in pricing and making Click‑and‑Collect an even more attractive option for our customers.

As we further expand the number of pick‑up locations in our network, we intend to explore making those delivery options available to sellers on our Brazilian marketplace. Currently, marketplace sellers only offer home shipping.

Free shipping is common in Brazilian eCommerce. However, due to the country’s continental size, geography and the state of the infrastructure, shipping products tends to be costly, and the market is moving away from offering shipping free of charge. In 2015, we implemented a new shipping strategy which reduced free shipping offered to customers and subsequently reduced net shipping costs, which is similar to new shipping offers made by our competitors. We ship approximately 24% of our packages through the Brazilian postal service, Correios, and use more than 20 other shipping companies for the remainder of our Brazilian orders. The average delivery time in Brazil varies by region. In the southeast of the country, where approximately 62% of our sales in Brazil were generated for the year ended December 31, 2015, our average delivery time was approximately three to four days for smaller items. For larger items, the average delivery time was four to six days.

As we grow our operations, we believe we can leverage the scale of the Via Varejo logistics network. We believe this presents cost savings opportunities for us in the future.

Suppliers

As of December 31, 2015, we had more than 3,000 suppliers, of which approximately 150 and 190 were also suppliers to our Parent Companies in France and in Brazil. From approximately 120 in France and 130 in Brazil of those common suppliers, we procured products together with our Parent Companies under equivalent purchasing terms and conditions. Purchasing together with our Parent Companies allows us to leverage our joint purchasing power, and we are therefore able to obtain more favorable purchase terms from our suppliers and reduce our cost of goods sold. In France, we and the purchasing subsidiary of Casino have been negotiating and entering into sales agreements together with joint suppliers for several years. In Brazil, we began procuring with Via Varejo in 2013, which leads the local negotiations on our behalf. International negotiations are led by the Casino Group.

We are also able to access some of the same manufacturers that our Parent Companies use in their business through an agreement with Casino, which provides attractive terms for producing some of our private label furniture. Further, as we have grown in size, we have significantly moved away from purchasing products through wholesalers and, instead, purchase the majority of our inventory directly from suppliers, which has reduced our cost of goods sold.

Our business does not depend on any single supplier. For the year ended December 31, 2015, Samsung was our largest supplier and accounted for approximately 15.5% of our net sales.

Payments and Credit

Payment Options

We offer a variety of payment methods to our customers, including installment payments, credit and debit cards, PayPal and similar services, bank check, wire transfer, our brand‑name credit cards and gift cards.

In France, we offer an attractive consumer financing option to our customers that allows them to pay for purchases on Cdiscount sites, including the marketplace, in four monthly installments, with the first installment due on the date of purchase and the subsequent three payments due 30, 60 and 90 days after the initial payment. Made available to our customers, this installment payment service plan (“CB4X”) provides us with a tremendous competitive advantage as we are the only player in France who can offer on such a large scale an online approval to use such a plan. In 2015, more than 40% of our GMV was generated using this payment option.

In the second half of 2015, we made a commercial decision to administer our customer installment payment plan in-house.

Bringing the installment payment plan in-house has allowed us to:

•	monetize our traffic through the generation of service fee revenue from our customers who choose this payment option,
•	reduce fulfillment charges as we no longer have to pay a related party for providing this service; and
•	manage and eventually reduce finance charges associated with factoring the receivables.

When a customer chooses this option, Cdiscount sells the product to the customer on credit and then transfers the associated receivable to Banque Casino, in return for the product’s full purchase price. Banque Casino assumes substantially all of the credit risk for all installments, save in certain circumstances where Banque Casino assumes the credit risk beyond agreed-upon low risk levels for Cdiscount. Banque Casino earns an interest rate fee representing the cost and the credit risk. We believe we are one of the largest eCommerce retailers in France to offer an installment option to such a significant portion of its customer base.

In Brazil, customers using credit cards or PayPal have the option to pay for their purchases in up to ten monthly installments without interest. In addition, through a joint venture that CBD has entered into with Itaú Unibanco S.A., we offer an attractive longer term financing option to our customers that allows them to pay for purchases on our Brazilian sites in up 12 installments, without interest, or up to 24 installments, with interest. When a customer chooses to pay in installments, we have the option to be paid the full purchase price by the bank or credit card company at the time of purchase by the customer. The vast majority of our Brazilian sales are paid for in installments.

Cash pooling

On July 1, 2014, Cnova entered into a current account agreement with Casino Finance International (previously named Polca Holding S.A.), a member of the Casino Group and the centralizing entity of a cash pool implemented among certain members of the Casino Group. Cdiscount and certain of Cnova’s other European subsidiaries have also acceded to the current account agreement with Casino Finance International. The purpose of the current account agreements is to improve the management of the parties’ working capital through (i) obtaining cash advances from Casino Finance International to Cnova and its European subsidiaries and (ii) making Cnova and its European subsidiaries’ cash surplus available to Casino Finance International. The parties have acknowledged that the cash flows under the agreements are driven by a common economic, social or financial interest in accordance with the global policy developed for the whole Casino Group and will take into account the interest of each party. The current accounts are designed to record the cash flows between the parties on a daily basis, with all recorded claims netted off on a continuous basis, resulting in a single account balance. The maximum size of the cash pool with Cnova is €250 million. There is no cap on the size of any given drawing from the cash pool. Taking into account Cnova and its European subsidiaries that have acceded to the current account agreement, the maximum size of the cash pool is €440 million.

Simple interest accrues on a daily basis and is calculated on a monthly basis at a rate equal to the monthly average of the Euro Over Night Index Average (“EONIA”) per annum plus a margin of 0.50% if the cash balance is in favor of Casino Finance International and a margin of 0.25% if the cash balance is in favor of Cnova and its European subsidiaries. Accrued interest is due and payable on the last day of each calendar month.

The term of the agreements is indefinite. Each party is entitled to terminate the relevant agreement at any time subject to ten‑days prior written notice. Each agreement immediately terminates if Casino no longer controls, directly or indirectly, Casino Finance International or Cnova or its European subsidiaries, as the case may be, or in case of bankruptcy of a party.

Customer Service

Customer service is an integral part of our business model to provide a quality shopping experience for our customers. Our sites include contact phone numbers, e‑mail addresses, chat and social media options to allow customers to request information and to encourage feedback and suggestions. Customers who place orders through our marketplaces are also able to submit reviews of their marketplace buying experience.

We have approximately 3,000 customer service representatives who are responsible for taking orders, handling general customer inquiries, canceled sales and return and defect products, as well as investigating the status of orders, shipments and payments.

In order to provide a quality shopping experience to our customers who purchase through our marketplaces, we monitor the performance of our marketplace sellers to ensure they abide by the terms and conditions of being a marketplace participant, provide marketplace buyers with customer support, ship orders on time, and respond to customer queries in a timely fashion. Customers who purchase products on our marketplaces can submit a review of their marketplace experience and their satisfaction with the particular marketplace seller. If marketplace sellers do not comply with the terms and conditions of the agreement they entered into when joining our marketplaces, including our customer services standards, we have the ability to remove their products from our sites.

Information Technology

Continuous innovation through investment in information technology (IT) is critical to our business. We use our IT platforms to improve the experience of our customers, vendors and marketplace sellers, increase the purchase frequency and average order size of our customers, bring free traffic to our sites and optimize the efficiency of our business operations. Our IT platforms use custom‑built proprietary and third‑party solutions to support our specific customer, vendor and marketplace seller requirements, including handling heavy traffic on our sites and providing quick and efficient fulfillment services to meet customer expectations. We believe we can quickly scale our IT infrastructure to accommodate changes in and the expansion of our business.

IT Solutions

Our comprehensive set of custom‑built IT solutions includes the following:

•

eCommerce Platforms.  Our core eCommerce platforms have been developed to improve the experience of our customers, vendors and marketplace sellers on our sites and increase the purchase frequency and average order size of our customers. We currently operate integrated platforms with specific features for computers, tablets and smartphones. In France, we use an internally developed “responsive design” platform that enables our websites to automatically adapt to the screen size of a computer or tablet, which increases operational efficiency and streamline customers’ experiences across devices. Our customer facing platforms are easily modifiable by our sales and marketing staff, providing them the ability to quickly change promotion items without the need to involve IT staff, create new pages for new products or react to real‑time customer data.

•

Mobile Platforms and Applications.  Customer activity on mobile devices is growing. We invest significantly in mobile technology to increase sales to customers using mobile devices, and regularly launch updated versions of several of our apps for Apple, Android and Windows Phone devices. Our mobile platforms aim to create a convenient shopping experience for our customers (for example by making the purchase process more efficient for them by storing their profile and payment information for future purchases), and to provide helpful tools to marketplace vendors.

•

Fulfillment Management Systems.  Our fulfillment management systems combine custom‑built and third‑party software to satisfy our unique needs in a flexible and efficient manner. They allow us to efficiently manage inventory, track and fulfill orders and deliver products to our customers. Our fulfillment management systems are integrated with our customer messaging systems in order to provide real time information on order status and expected delivery date.

In addition to these custom‑built solutions, email and other messaging services form a key component of our IT platforms. We provide daily promotional emails to millions of consumers in our customer database using third‑party service providers. Our third‑party email providers manage standard eCommerce customer communications, such as order and shipment confirmations, on a routine basis. In addition to email communications with our direct sales customers, in France, our email platform also supports marketplace sellers, as emails from their customers are passed through our systems to allow us to liaise between marketplace sellers and their customers and monitor service levels.

We currently utilize three data center hosting facilities located in Paris and Bordeaux, France, and Tamboré, São Paulo, Brazil. The data centers in France are duplicates of each other that simultaneously handle a majority of our data, and our data center in Brazil is backed up by a secure offsite storage center.

Data Collection

We collect data from our customers to effectively promote our sites and products, which we accomplish through high‑volume batch processing and multi‑variable and multi‑dimensional real‑time analytics. We utilize our data mining and transaction, payment and behavioral data capabilities on our sites. We also use data collected from our marketplaces to help sellers and vendors promote their products. In addition, our advertising sales agencies, 3W Régie and Cnova Ads, which operate screened off from the rest of our business to protect the confidentiality of their clients, use the customer data we and their other clients gather to sell targeted advertising space to third parties on our sites and the sites of their third‑party clients.

Security

We are committed to operating a secure eCommerce business. We use various security methods in an effort to ensure the integrity of our networks and to protect confidential data collected and stored on our servers. For example, we use hierarchical levels of firewall technology to protect access to our networks and to our servers and databases on which we store confidential data. We have developed and use internal policies and procedures to protect the personal information of our customers. We test for unauthorized external access to the network daily, using automated services and conduct periodic audits performed by third‑party IT security consultants. In addition, we use third‑party providers to detect fraudulent payments.

Development Activities

Development activities are an important component of the investments we make in our technology and our business. Our primary development activities have been focused on our marketplaces, the expansion of our IT infrastructure, including the creation of both customer‑facing and back office features for our sites, and other development projects, such as the development of our Click-and-Collect delivery solution. In the years ended December 31, 2013, 2014 and 2015, we spent €31.6 million, €44.6 million, and €43.4 million, respectively, on our development activities.

Intellectual Property

Our intellectual property includes the content of our sites, our registered domain names as well as our registered and unregistered trademarks. We believe that the Cdiscount, Extra, Casas Bahia, Ponto Frio and other domain names we use in our business, as well as our Bartira, Finlandek, Continental Edison and Oceanic private labels, are valuable assets and essential to the identity of our business. We further believe that our IT infrastructure is an important asset of our business.

We rely on a combination of trademark, copyright and trade secret laws in France, Brazil and the other markets in which we operate, as well as contractual provisions, to protect our proprietary technology, domain names and brands. We also rely on certain domain names for Continental Edison pursuant to licensing agreements. We currently also have trademarks, including trademarks licensed to us, registered or pending in France and Brazil, for the Cdiscount, Extra, Casas Bahia, Ponto Frio and certain other brand names we use in our business. We further rely on copyright laws to protect software relating to our sites and our proprietary technologies, although we have not registered for copyright protection to date. We also enter into confidentiality agreements with our employees, vendors and marketplace sellers and seek to control access to and distribution of our proprietary information in a commercially prudent manner. In addition, we license third‑party technologies that are incorporated into some elements of our technology.

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

We have received in the past, and we anticipate receiving in the future, correspondence and other notices alleging that certain items posted on or sold through our sites violate third‑party copyrights, marks and trade names or other intellectual property rights or other proprietary rights. There may be intellectual property rights held by others, including issued or pending patents and trademarks, that cover significant aspects of our technologies, content, branding or business methods. Any intellectual property claim against us, whether or not meritorious, may result in the expenditure of significant financial, managerial and operational resources, injunctions against us or the payment of damages by us. We may need to obtain licenses from third parties who allege that we have violated their rights, but such licenses may not be available on terms acceptable to us, or at all. Even if a license is available, we could be required to pay significant royalties, which would increase our operating expenses. We may also be required to develop alternative non‑infringing technology, content, branding or business methods, which could require significant effort and expense and which we may not be able to perform efficiently or at all. If we cannot license or develop technology, content, branding or business methods for any allegedly infringing aspect of our business, we may be unable to compete effectively.

Seasonality

For a discussion of seasonality, please refer to “ITEM 5.A: Operating Results—Quarterly Results of Operations and Seasonal Trends.”

Competition

The eCommerce business is highly competitive. We compete with both eCommerce businesses, including direct sales eCommerce platforms and marketplaces, and traditional retailers, including with their storefronts and eCommerce platforms. Our competitors vary per country and product category. In France, competition is fierce and several M&A transactions could strengthen some of our key competitors. For example FNAC S.A. announced in April 2016 it planned to acquire Darty plc. Our main competitor is Amazon. We also compete with FNAC/Darty, LDLC and RDC (which was recently acquired by the French large retailer Carrefour), in particular with respect to small consumer electronics, such as mobile phones, cameras and computers, and in the case of Amazon and FNAC/Darty, also with respect to cultural products, such as books, music and DVDs. We also compete in France with MGD, with respect to home appliances, FNAC/Darty and Boulanger, with respect to home appliances and consumer electronics, and La Redoute and Conforama, in the home furnishings products category. In Brazil, our main competitors are B2W, Walmart, Magazine Luiza, Fastshop and Ricardo Eletro, on the full range of our products.

We believe that the main competitive factors in the eCommerce business include price, product selection, shipping speed and cost, convenience of delivery and payment options, convenience of the shopping experience, brand strength, website design and responsiveness, customer call center efficiency and reliable fulfillment. Some of our current competitors have, and potential competitors may have, longer operating histories, larger fulfillment infrastructures, greater technical capabilities, greater financial, marketing and other resources, greater brand recognition and larger customer bases than we do. However, we offer competitive pricing and believe our network of Click‑and‑Collect pick‑up locations provides us with a unique advantage over our competitors, in particular in the market for larger products. We believe we compete favorably across the other factors as well and have launched initiatives to improve customer experience on our sites and in our call-centers.

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

France

As an eCommerce business, our French operations must comply with various French and European laws and regulations, particularly those relating to consumer protection, consumer credit regulation, online communication and website hosting services, Internet advertising and data privacy and protection.

Consumer protection  Under the terms of Articles L. 121‑16 et seq. of the Code de la consommation, of French Consumer Code, implementing in France European Union Directive 97/7/CE of May 20, 1997, on the protection of consumers in respect of distance contracts, upon making a contractual offer, service providers and remote sellers must provide, among other things, consumers with information relating to the seller, delivery charges, terms of payment, delivery or performance, the existence of a return right, the offer’s validity period and price, as well as the timeframe within which the seller agrees to deliver the goods. This information must allow consumers to compare the various offers available online and must be disclosed in a clear and understandable manner. In addition, the information has to be confirmed in writing or in electronic format, no later than at the time of delivery.

The law n°2014 344, dated March 17, 2014, , regarding consumption, also known as the Hamon Act and implemented in the French Consumer Code, has recently transposed into French law the provisions of European Union Directive 2011/83/EU on consumer rights. A decree dated September 17, 2014, implementing the Hamon Act, details the nature of the pre-contractual information that businesses must provide before parties enter into an agreement. This decree came into force on September 20, 2014. All distance contracts and off premises contracts must include mandatory specifications, in particular concerning the essential characteristics of the goods or service and the conditions for consumers to exercise their return rights, providing a standard return form. In addition, the Hamon Act extended the return period from seven to 14 days and provided a strengthened duty of information to the benefit of consumers. Furthermore, when the right to return is exercised, the seller shall reimburse all payments received from the consumer within 14 days from the day on which the consumer withdrew from the contract. Lastly, in the absence of any timeline set forth in the contract, a professional seller must deliver the goods or supply the service within 30 days of the conclusion of the contract. Failing this, the consumer is entitled to terminate the contract and the professional seller will have to reimburse all amounts paid, plus interest in the event of extended delays. For new goods purchased after March 18, 2016, the seller will be liable to the consumer for any lack of conformity arising during a two-year period following the purchase, while this liability period is limited to six months for secondhand goods. Furthermore, the burden of proof of lack of conformity of the good is shifted as it will be on the seller as from March 18, 2016 (Articles L. 211-1 à L. 211-4 of the French Consumer code).

Ordonnance n° 2015-1033 of August 21, 2015 relating to alternative dispute resolution for consumer disputes (the “Ordonnance”) implements EU Regulation n° 524/2013 and European Union Directive n° 2013/11/EU of May 21, 2013 regarding online dispute resolution for consumer disputes. The Ordonnance inserts articles L.151-1 seq. in the French Consumer Code and creates a mediator for consumer disputes, whose aim is to act in order to settle amicably domestic and transnational consumer disputes. Consumers in France have the right to resort freely to this mediator within one year after having sent a written complaint to the professional supplier of goods or services. Any provision that would force the consumer to mediate a consumer dispute before initiating legal proceedings in court is expressly prohibited. Professional suppliers of goods or services may create their own mediation department, or resort to external private or public mediation services and, in such case, must communicate the contact details of the mediator it chooses to appoint to consumers (under a €15,000 penalty). Mediation proceedings are confidential.

Under the terms of Articles L. 121 1 et seq. of the French Consumer Code, consumers are also protected against all advertising comprising, in any form whatsoever, representations, information or presentations that are false or likely to mislead, in the case where such advertising covers, among other things, the quantity, mode and date of manufacture, properties, price and terms of sale of goods or services that are the subject of such advertising.

French Law No. 2004‑575 of June 21, 2004 on Trust in the Digital Economy (Loi pour la confiance dans l’économie numérique or the “LCEN”), implementing in France the European Union Directive 2000/31/EC of June 8, 2000 on certain legal aspects of information society services, in particular electronic commerce, in the internal market, also provides that even if certain obligations under an agreement between a seller and a consumer were to be performed by a third party, the seller remains directly and fully liable to the consumer for any such services. In addition, the LCEN incorporated into the French Civil Code a uniform online purchasing procedure, known as the “double click” procedure, which provides that, prior to confirming an order, consumers must be able to check the order’s details, including the total price, and have an opportunity to correct any errors. In addition, sellers have to send order confirmations to consumers. The French Monetary and Financial Code, as amended by Law No. 2009‑866 of July 15, 2009, provides that in the case of an unauthorized payment transaction notified by a consumer, such consumer’s payment service provider shall immediately refund to such consumer the amount of the unauthorized transaction and, where applicable, shall restore the debited payment account to the state in which it would have been had the unauthorized payment transaction not taken place. In the case of an unauthorized payment transaction following the loss or theft of a payment instrument, the consumer’s payment service provider can seek from the seller the losses associated with the use of the lost or stolen instrument. The Ordonnance amends the French Monetary and Financial Code to create a mediation procedure for consumer disputes relating to payments (article L316-1 seq. of the French Monetary and Financial Code).

Online communication and website hosting services.  The LCEN sets out the rules for the liability of Internet service providers, website editors, e‑merchants and website hosting companies, notably dealing with how eCommerce and encryption are managed.

The LCEN makes direct or indirect identification compulsory for publishers of online communications services and distinguishes between editors of online communication services and website hosting service providers. The LCEN requires editors of online communications services to provide certain identification information, with more limited obligations imposed on editors of non‑business related online communications services. All editors of online communication services are subject to a general obligation to monitor the information made publicly available through their websites. Editors may be held liable in tort for the content of such information, or in certain cases, for example, slander, may be subject to criminal sanctions.

Under sections 6‑I‑2 and 6‑I‑7 of the LCEN, website hosting service providers have neither a general obligation to monitor the information that they transmit or store, nor a general obligation to actively seek facts or circumstances indicating illegal activities. The LCEN clearly provides that website hosting service providers cannot be held civilly liable for illicit content stored, absent actual knowledge of the illicit nature of such content or of facts or circumstances evidencing illegality. In addition, website hosting service providers are required under the LCEN to obtain and retain for one year information identifying authors of content, including but not limited to user and connection data, and may be required by judicial order to provide such information to the authorities. The information such website hosting providers are required to obtain and retain is set forth in Decree n°2011‑219 of February 25, 2011. The validity of such Decree was confirmed by the Conseil d’État on November 20, 2013. However, in a decision rendered on April 8, 2014, the European Court of Justice ruled that the European Directive 2006/24/EC of March 15, 2006, on the retention of data generated or processed in connection with the provision of publicly available electronic communications services or of public communications networks and amending Directive 2002/58/EC, or the Retention Data Directive, was no longer valid.  Nevertheless, the French Constitutional Council confirmed the legality of the 2011-225 Decree (Decision n° 2015-478 of July 24, 2015).

Internet advertising.  In France, Law n° 93‑122 of January 29, 1993, or the French Transparency Law, imposes certain transparency and disclosure obligations on purchasers of advertising space, their intermediaries and vendors of advertising space. The French Transparency Law applies to the extent the advertising message is disseminated for the benefit of a French company and is primarily received in France and establishes restrictions on payment terms and conditions. In particular, it requires that pricing conditions, including rebates, be clearly mentioned on purchase invoices, which must be sent directly to the advertiser, even if payment is to be made by an intermediary. Law n°2019-990 of August 6, 2015 known as the “Macron Act” modified article 20 of the law n° 93‑122 of January 29, 1993 and expressly requires a written agreement between the intermediary which sells advertising space and the Internet advertiser to increase financial transparency.

Data privacy and protection.  In France, we are subject to specific laws and regulations with respect to the processing of personal data, including user, customer, vendor and employee data, which implement the European Union Directive 95/46/EC of October 24, 1995, or Data Protection Directive, and the e‑Privacy Directive, as amended by European Union Directive 2009/136/EC dated November 25, 2009, transposed into French law by legislative order n°2011‑1012 dated August 24, 2011. In particular, the French Data Protection Act, Law n°78‑17 of January 6, 1978, amended notably by Law n°2004‑801 of August 6, 2004, reinforces individuals’ rights over their personal information and gives the CNIL, which is France’s data protection authority, the power to intervene on their behalf.

The CNIL has, in cases involving infringement of individual rights and freedoms, a wide range of powers to intervene, including the right to request court orders to curtail the use of the information or a request for a temporary suspension, blocking of information or withdrawal of authorization. The CNIL can issue monetary fines up to €150,000 for the first reported infringement and up to the lesser of €300,000 or 5% of a company’s revenues (excluding tax) for repeated infringements. It may also make public warnings and may order notices of the warnings issued to be inserted in any publication, newspaper or media it indicates, with the costs paid by the persons penalized. Failure to comply with French data protection requirements may, in addition, trigger criminal sanctions of up to five years imprisonment and up to a €1.5 million fine. The Hamon Act also expanded the investigative powers of the CNIL by enabling its members and authorized agents to carry out online investigations. In 2016, the powers of the CNIL should be significantly strengthened by the forthcoming “Digital Republic Law” which is expected to aim at implementing the new data protection regulation provisions in advance.

Transmission of unsolicited e‑mails of a commercial nature, known as “spamming,” to individuals is prohibited, unless the recipient has given a prior consent, known as “opt‑in,” to such communication. French law provides an exception for unsolicited e‑mails sent to a recipient with whom the sender has an existing relationship, meaning a relationship of the same nature, with the same person, and for “analogous products or services.” Such communication is exempt from the requirement of obtaining the recipient’s consent, provided that each commercial e‑mail offers the possibility for the person solicited to object to receiving similar messages in the future, such as an “unsubscribe” link.

Pursuant to the requirements of the e‑Privacy Directive, companies must, among other things, obtain consent to store information or access information already stored, on a user’s terminal equipment (such as a computer or mobile device). These requirements predominantly regulate the use by companies of cookies and similar technologies. Prior to providing such consent, users must receive clear and comprehensive information in accordance with the Data Protection Directive about the access and storage of information. Certain exemptions to these requirements, such as (i) storage and access strictly necessary to provide a service explicitly requested by the user or (ii) the legitimate interests of the data controller or recipient (provided the interests and fundamental rights and liberties of the data subjects are preserved), are available. The CJEU also provides for the “right to be forgotten” in its decision Google Spain SL, Google Inc. v. Agencia Española de Protección de Datos, Mario Costeja González, dated May 13, 2014, pursuant to which the operator of a search engine may have to remove from the list of results displayed following a search made on the basis of a person’s name links to web pages published by third parties and containing information relating to that person.

European Union Directive 2009/136/EC of November 25, 2009, amending European Union Directive 2002/22/EC on universal service and users’ rights relating to electronic communications networks and services, the e‑Privacy Directive, as amended, and Regulation (EC) No. 2006/2004 of October 27, 2004, on cooperation between national authorities responsible for the enforcement of consumer protection laws, introduced a requirement for countries in the European Economic Area to enact specific legislation requiring companies like ours together with advertisers and publishers to present users with an information notice and obtain their consent prior to placing cookies or other tracking technologies. Directive 2009/136/EC and country‑specific laws which follow or have already followed the e‑Privacy Directive may reduce the amount of data we can collect or process. As a result of these regulatory changes in Europe and related public attention, some leading browser providers have developed or are further developing browsers which reject third‑party cookies as the default setting or at least make it easier for consumers to reject cookies or other similar tracking technologies. The changes in Europe following the amendment to the e‑Privacy Directive, which requires advertisers or companies like ours to obtain informed consent from users for the placement of cookies or other tracking technologies and the delivery of targeted advertisements, have also resulted in a significant increase in publicity surrounding use of data for targeted advertising, which has heightened consumer awareness and influenced consumer sentiment. The European Commission announced its intention to propose a new reform for the Directive 2002/22/EC in the course of 2017.

The amended e‑Privacy Directive should have been implemented by the countries of the European Economic Area by May 25, 2011. The requirement to obtain users’ consent has been implemented differently across such countries. As opposed to some countries, which permit companies to imply consent from the user’s proceeding onto the website and continuing their navigation after they have been clearly informed about how cookies are used without disabling them, France requires through law and guidance that the user’s explicit consent must be obtained prior to the placement of cookies for targeted advertising purposes. In September 2014, the CNIL and its European counterparts carried out an audit of the most visited European eCommerce and media websites in order to assess their practices with regard to cookies.

The position regarding explicit versus implied consent is still not fully settled within the European Economic Area, or the European Union. On October 2, 2013, the Article 29 Data Protection Working Party, a group with an advisory status composed of representatives of the European Union data protection authorities and of the European Commission, among others, issued new guidance on obtaining consent for cookies under the e‑Privacy Directive and recommended that consent be expressed by the user’s positive action or other active behavior, such as clicking on a link, image or other content, based on clear information that cookies will be set as a result of this action. In some countries where legislation and/or regulators’ guidance had previously taken a strict explicit consent position, regulators and some legislators recently have shown more flexibility and willingness to accept an implied consent approach.

Pursuant to guidance from the French CNIL (Deliberation 2013-378 of December 5, 2013, on cookies and other tracers), on the entry page of the website, users must be shown a notice indicating that proceeding onto the website and continuing their navigation will be deemed consent by the user to the setting of cookies. This notice, which cannot disappear until the user has continued their navigation, must indicate the purpose of the services proposed to be provided through the cookies and give access to options to object to such cookies. Consent remains valid for a maximum period of 13 months, after which consent from the users must again be sought. This is an implied consent regime through information and control. Liability for the compliance with this recommendation is shared between advertisers, publishers and networks, including 3W Régie. We need the assistance of the advertisers and publishers with whom we work to ensure our mutual compliance with these rules, including to provide appropriate information and obtain the user’s consent, including explicit consent where required.

On January 25, 2012, the European Commission issued a proposal for a regulation on the protection of individuals with regard to the processing of personal data and on the free movement of such data, or the General Data Protection Regulation. Following a positive opinion from the leading Civil Liberties, Justice and Home Affairs Committee on October 21, 2013, the European Parliament gave its full support to this proposal on March 12, 2014. On December 15, 2015, the European Commission, the European Council and the European Parliament agreed on the General Data Protection Regulation proposal, and the final version of which has been formally adopted by the European Parliament and Council on April 27, 2016 and published on May 4, 2016 (enforcement will begin on May 25, 2018). The General Data Protection Regulation repeals the Data Protection Directive with an obligation to conduct a data protection impact assessment for risky processing operations, and includes stronger requirements for consent, data breach notification and restrictions on the collection and use of “sensitive” personal data, as well as stricter enforcement. It would also introduce the concepts of privacy by design and the right to be forgotten. One of the main reasons for the change is to ensure uniformity of implementation throughout the European Union, as implementation of the Data Protection Directive has diverged among the European Union Member States, or the Member States. This is also the reason why the European Commission has proposed the new rules in the form of a European Union regulation, which will be directly applicable in the Member States, without further implementation as would be required by a directive. To the extent current French laws are inconsistent with the General Data Protection Regulation, it would replace such laws. It is currently expected that the General Data Protection Regulation will not take effect until 2018 or later.

The General Data Protection Regulation’s more stringent requirements on privacy user notifications and data handling than the Data Protection Directive may present challenges to our ability to collect customer data and promote our sites, product offerings and services through electronic communications, and also impact the operations of our online advertising sales agency, 3W Régie.

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

There are some Brazilian laws applicable to offline business that also apply to online business. Contracts executed electronically differ from other types of contracts only in form and in the means by which they are executed, which means that requirements for the validity of electronic contracts are the same that are established for other types of contracts. Thus, conflicts related to these contracts may be settled based on the current Brazilian legislation, such as Law No. 10,406/02 (the “Brazilian Civil Code”), which may apply to B2B transactions and Law No. 8,078/90 (the “Consumer Protection Code”), which is applicable to B2C transactions. In 2013, the Brazilian government approved the

Decree n° 7962/13, which regulates the Consumer Protection Code to deal with the purchase of goods and services through electronic means. Moreover, the various disperse privacy and data protection laws may also apply to eCommerce transactions.

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

The Decree also imposes on suppliers other rules applicable to eCommerce, including: (i) an obligation to provide consumers with a summary of the contract prior to concluding the purchase; (ii) an obligation to provide effective tools for the consumer to identify and immediately correct any mistakes that occurred during the purchase (iii) an obligation to promptly confirm receipt of acceptance of the offer and other consumers’ demands; (iv) an obligation to keep an adequate and effective consumer service, providing the consumer with access to information, questions, complaints, suspension or cancellation of the contract; (v) an obligation to use effective security mechanisms for payment and treatment of consumer data; and (vi) an obligation to ensure the right of regret through the same tool used by the consumer to make the purchase and to promptly inform the use of such right to the applicable financial institution or credit card administrator, so as to avoid any charge or to ensure prompt reimbursement.

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

Data privacy and protection.  There is no specific data protection law in Brazil. However, there are sparse laws dealing with privacy and data protection in general terms which may affect our business:

•

Brazilian Constitution:  The Brazilian Constitution provides that “privacy, honor and image” of a person are fundamental rights of any individual and are inviolable. Violation of such rights may give rise to compensation for material and moral damages. The Brazilian Constitution also establishes that an individual’s mail, data and telephone communications are inviolable, although access may be obtained for evidentiary purposes by means of court orders, such as those issued in the context of criminal investigations or proceedings. Moreover, it is guaranteed to any individual or legal entity the habeas data proceeding against controllers of public and private databases in order to access and rectify any of their data.

•

Law No. 9,507, or the Habeas Data Law:  This law and its corresponding regulations, sets forth, among other things, privacy requirements and consumers’ rights to access, modify and know information collected about themselves in databases.

•

Brazilian Civil Code:  The Brazilian Civil Code provides that the private life of an individual is inviolable. It also establishes that the violator of privacy rights is liable for material and moral damages as a result of a violation. In this regard, although Brazilian law does not provide for punitive damages, in addition to actual losses and damages, a judge may award indemnification for moral damages, which amount may vary on a case‑by‑case basis. Therefore, indemnification for losses due to the misuse of personal information in Brazil consists of actual losses (which amount will be determined by a judge based on the actual losses proven to have been suffered by the claimant as a result of such misuse), as well as moral damages.

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

•

New Internet Law:  Among other rights and guarantees assured by the New Internet Law, the inviolability of privacy and intimacy stands out, mainly in connection with communications over the Internet or those stored privately, which may only be disclosed upon a valid court order, duly justified by a competent authority. Pursuant to the New Internet Law, which came into effect on June 24, 2014, the delivery of personal data to third parties, including records of connections and access to Internet applications, may only occur upon free, express and informed consent of the user, except for cases of breach of confidentiality allowed by law. Personal data, including connection records and information about access to applications on the Internet, may not be communicated to third parties without free, express and informed consent of the data subject or in cases excepted by the New Internet Law. Records of access to Internet applications must be stored for six months. All data collection, use, storage and processing activities by websites requires express consent of the data subject, who must receive clear upfront information why and for what purpose such data are collected. In this regard, the data subject must expressly opt in to the disclosure of data and records to third parties, which means that so‑called “adhesion contracts” may no longer suffice. Internet users also have the right to have their personal data deleted at the end of the contractual relationship with the provider of the Internet application. On June 10, 2016, Federal Decree 8.771/2016, which regulates the provisions of the New Internet Law, came into effect. Pursuant to such decree, providers of Internet applications should store the least possible amount of personal data, private communications and records of access, deleting them (i) as soon as they have fulfilled their purpose of use or (ii) if the mandatory retention period ended.

Legal proceedings

See “ITEM 8: Financial Information—Consolidated Financial Statements and Other Financial Information—Legal Proceedings.”

C.           Organizational Structure

Current Corporate Structure

The legal name of our company is Cnova N.V., and we are organized under the laws of the Netherlands. We were formed on May 30, 2014. Following the 2014 Reorganization completed on November 17, 2014, our corporate structure consists of our Parent Companies and several subsidiaries. As further discussed in “ITEM 7.A: Major Shareholders”, as of June 30, 2016, our shareholders include (i) Casino, Guichard Perrachon S.A, which is organized under the laws of France and directly holds 43.28% of our issued and outstanding ordinary shares (beneficially owning, in the aggregate, directly or indirectly, 93.4% of our issued and outstanding ordinary shares); (ii) Almacenes Éxito S.A., which is organized under the laws of Colombia and directly holds 0.15% of our issued and outstanding ordinary shares (beneficially owning, in the aggregate, directly or indirectly, 50.1% of our issued and outstanding ordinary shares); (iii) Companhia Brasileira de Distribuição, which is formed under Brazilian law, and (iv) Via Varejo S.A., which is formed under Brazilian law. Companhia Brasileira de Distribuição, Via Varejo and certain management and minority shareholders directly hold, respectively, 53.2%, 43.9% and 2.9% of the issued and outstanding ordinary shares of (v) Lux HoldCo, organized under Luxembourg law. Lux HoldCo directly holds 100% of (vi) Dutch HoldCo, organized under Dutch law, which in turn directly holds 49.96% of our issued and outstanding ordinary shares (beneficially owning, in the aggregate, directly or indirectly, 50.01% of our issued and outstanding ordinary shares). As a result, Companhia Brasileira de Distribuição beneficially owns, in the aggregate, directly or indirectly, 50.01% of our issued and outstanding ordinary shares.

Our subsidiaries are (i) the wholly‑owned Brazilian company Cnova Brazil, which operates the Brazilian eCommerce businesses previously owned by Companhia Brasileira de Distribuição and Via Varejo (the brands PontoFrio.com, Extra, and Casas Bahia) before the 2014 Reorganization and (ii) the French company Cdiscount Group, in which we have a 99.8% ownership stake. Cdiscount Group in turn holds (iii) 99.6% of French company Cdiscount France S.A.S., (iv) 85% of CD Africa SAS, formed under French law, (“Cdiscount Africa”), (v) 30.0% of Cdiscount Colombia S.A.S., formed under Colombian law, and 21% held by Cnova (“Cdiscount Colombia”), and (vi) 65.7% of CLatAm S.A., formed under Uruguayan law (“Cdiscount LatAm”). Cdiscount Group holds its interests in Cdiscount LatAm and in Cdiscount Colombia through a wholly‑owned intermediate entity, Cdiscount International B.V., formed under Dutch law. Cdiscount Group holds its interest in Cdiscount Africa through a wholly‑owned intermediate entity, French company Cdiscount Afrique S.A.S.

For more information on our corporate structure, see Exhibit 8.1, “List of Subsidiaries of Cnova N.V.” and the chart below. For more information on the beneficial ownership of our ordinary shares as of June 30, 2016, see “ITEM 7.A: Major Shareholders.”

(1)	Casino is ultimately controlled by Jean‑Charles Naouri, via Euris S.A.S. and other intermediate entities. See “ITEM 7.A: Major Shareholders.”
(2)	CBD, Via Varejo and certain management and minority shareholders hold their interests in Dutch HoldCo through one intermediate holding entity, Lux HoldCo, which is not depicted here.
(3)

The remaining 0.2% of the share capital of Cdiscount Group consists of shares granted to managers and employees of Cdiscount under Cdiscount Group’s performance shares program and are currently subject to lock‑up obligations. The existing liquidity arrangements (consisting of put and call options) between Casino and certain minority shareholders have been transferred to Cnova.

(4)

Cdiscount Group holds its interests in Cdiscount LatAm, and part of its interest in Cdiscount Colombia, through a wholly‑owned intermediate entity, Cdiscount International B.V. Cdiscount Group holds its interest in Cdiscount Africa through a wholly‑owned intermediate entity, Cdiscount Afrique S.A.S.

(5)	The remaining 0.4% of the share capital is indirectly held by Casino.
(6)	The 15% minority interest in Cdiscount Africa is held by Bolloré Africa Logistics.
(7)	The 49% minority interest in Cdiscount Colombia is held by Éxito.
(8)	The 34.3% minority interest in Cdiscount LatAm is held by Éxito.

The 2014 Reorganization

On July 11, 2014, Casino, Companhia Brasileira de Distribuição, Via Varejo, Nova Pontocom and Nova OpCo entered into the Framework and IPO Agreement, to which Cnova became a party on July 24, 2014. The agreement provides for the reorganization of the eCommerce businesses of Casino and its affiliated entities in France, Latin America and Asia under the common ownership and/or control of Cnova for the purpose of our initial public offering. The 2014 Reorganization was effected in accordance with the Framework and IPO Agreement, through the steps described below. Following the completion of the 2014 Reorganization, Cnova owns, directly or indirectly, or has the right to use substantially all of the assets that were used, or held for use, in the eCommerce businesses of Casino and its affiliated entities in France, Latin America (including Brazil) and Asia.

We refer to the transactions described in clauses (i) through (vi) below as the “2014 Reorganization,” and the transaction described in clause (ii) below as the “Nova Pontocom Reorganization.” On or shortly prior to July 24, 2014, (except for clause (v) below, which was completed on November 17, 2014):

(i) Casino effected a contribution in kind of all issued and outstanding shares it held in Cdiscount Group, the holding company through which Casino conducts its eCommerce business in France, Colombia and Asia to Cnova, as a result of which Cnova owns the majority (approximately 99.8%) of the shares of Cdiscount Group and as a result controls the Cdiscount business in France and abroad;

(ii) Nova Pontocom effected a contribution in kind of substantially all of its assets and liabilities to our wholly owned Brazilian subsidiary, Nova OpCo, as a result of which Nova OpCo owns the Brazilian eCommerce businesses of CBD and Via Varejo;

(iii) Nova Pontocom reorganized the ownership structure of Nova OpCo, such that, prior to the completion of step (iv), 100% of the share capital of Nova OpCo was held by Dutch HoldCo, which is in turn a wholly owned subsidiary of Lux HoldCo, 100% of the share capital of which was held by Nova HoldCo;

(iv) Following the completion of the preceding steps, Dutch HoldCo contributed all of the issued and outstanding shares in Nova OpCo to us, as a result of which we own the Brazilian eCommerce businesses of CBD and Via Varejo;

(v) Casino transferred 30% of its indirect interest in C‑Distribution Asia Pte. Ltd, which controlled Casino’s eCommerce subsidiaries operating in Thailand and Vietnam to a subsidiary of Cdiscount Group, resulting in Cnova obtaining indirect 60% control over C‑Asia; and

(vi) Cnova obtained control over the eCommerce business of Casino in Colombia, operated through Cdiscount Colombia. In connection with this step, Almacenes Éxito S.A. contributed a 21% stake in Cdiscount Colombia to us in consideration for newly issued ordinary shares of our Company representing 0.15% of our share capital.

On December 30, 2014, Nova HoldCo transferred 5,838,233 shares in the capital of Lux HoldCo to CBD and 4,902,270 shares in the capital of Lux HoldCo to Via Varejo in connection with a restructuring of an intercompany debt owed by Nova HoldCo. As a result of those transfers, CBD, Via Varejo and Nova HoldCo directly held approximately 2.65%, 2.22% and 95.13%, respectively, of the issued and outstanding shares in the capital of Lux HoldCo and CBD, Via Varejo and certain management and minority shareholders indirectly held approximately 26.1%, 21.9% and 1.80%, respectively, of the issued and outstanding ordinary shares in the capital of Cnova. These shareholdings subsequently changed after the restructurings described below.

The Restructurings

In December 2015, CBD and Via Varejo carried out the spin-off of all of Nova HoldCo’s assets and liabilities, including its share capital. With respect to Nova HoldCo’s assets and liabilities, 53.2% were transferred to GPA, 43.9% to Via Varejo and 2.9% to minority shareholders of Nova HoldCo. Following the spin-off, Nova HoldCo was liquidated. In addition, Éxito acquired from Casino 50.01% of the voting shares of CBD. As a result, as further discussed in “ITEM 7.A: Major Shareholders,” Éxito beneficially owns, in the aggregate, directly or indirectly, 50.1% of our issued and outstanding ordinary shares, which includes direct holdings of 0.15%.

On September 30, 2015, as part of our decision to focus on sites presenting strong operational synergies with our core business, the sale and transfer of shares of the company E-Trend S.A.S, owner of the website MonShowroom.com, from our two subsidiaries Cdiscount Group S.A.S. and Financière MSR to Monoprix, a Casino Group’s subsidiary with a strong fashion experience, was concluded. For more details, please refer to “ITEM 7.B: Related Party Transactions.”

Pursuant the decision of Casino Group to sell its subsidiaries in Thailand and Vietnam, Cnova also decided to sell its interests in its own e-commerce susbsidiaries in Thailand and Vietnam. In March of 2016, the disposal of the subsidiary Big C Thailand to one of the subsidiaries of the TCC group, the BJC group, was completed. As part of this transaction, Cnova completed the disposal of its economic interests in the Thai company C Distribution (Thailand) Ltd. to the BJC group. In addition, in March of 2016, Cnova sold Cdiscount Vietnam to Big C Vietnam in relation to the sale of Big C Vietnam to Central Group.

The Proposed Potential 2016 Transaction with Via Varejo and Tender Offer

On May 12, 2016, the Company announced that it entered into a non-binding memorandum of understanding (“MoU”) with Via Varejo regarding a possible reorganization of Cnova Brazil, within Via Varejo. This possible reorganization is subject to numerous and important conditions. As a result of the intended reorganization as outlined in the MoU, Cnova would receive approximately 97 million of its own shares currently held by Via Varejo (21.9% of its share capital) as well as cash consideration ranging from $32 million to $49 million.  In addition, Via Varejo would reimburse a debt currently owed by Cnova Brazil to Cnova equivalent to approximately $127 million (the “Proposed Potential Transaction”). The financial consideration would be based on a valuation of Cnova of between $2,090 million and $2,323 million and a valuation of Cnova Brazil of between $492 million and $557 million.

Following the contemplated Proposed Potential Transaction, Via Varejo would become the sole shareholder of Cnova Brazil and would no longer be a shareholder of Cnova. Cnova would no longer own Cnova Brazil or control Cnova Brazil’s operations in Brazil, and would focus entirely on Cdiscount.

Separately, Casino announced on May 12, 2016 that it would make an offer to purchase the outstanding ordinary shares of Cnova from its public shareholders at a price of $5.50 per share (the “Tender Offer”). The intention to make such offer is currently contingent upon:

•	Cnova and Via Varejo reaching a binding agreement and completing the Proposed Potential Transaction,
•	the fulfillment, by the time the binding agreements are entered into, of certain conditions precedent (and notably the absence of a material adverse event with respect to Cnova), and
•	the commitment, by the time the binding agreements are entered into, of CBD not to participate in the Tender Offer or otherwise sell its Cnova shares prior to or during the Tender Offer.

Any approval by Cnova´s board to pursue the Proposed Potential Transaction with Via Varejo and to enter into the final agreements is expected to be subject to Casino´s prior confirmation that the Tender Offer will be filed on an irrevocable basis not subject to any condition precedent other than the completion of the Proposed Potential Transaction.

Any such possible Tender Offer would be initiated only after the completion of the Proposed Potential Transaction. In particular, no definitive agreement has yet been reached with respect to the Proposed Potential Transaction or the potential Tender Offer, and there can be no assurance that the potential Tender Offer by Casino will be initiated based upon the terms described in this annual report or otherwise publicly disclosed, or at all.

The board of directors of Cnova has established a Transaction Committee consisting of two independent directors and Cnova’s CEO to supervise the process and to determine the terms and direction of the Proposed Potential Transaction. Cnova directors affiliated with Casino and CBD have recused themselves from participating in the Board’s decision-making with respect to the Proposed Potential Transaction.

The parties expect to reach a definitive agreement with respect to the Proposed Potential Transaction during the third quarter of 2016. On that timeline, the Proposed Potential Transaction would be expected to be completed at the end of the third quarter of 2016, and the subsequent Tender Offer by Casino, if ultimately launched would be expected to be initiated during the third or fourth quarter of 2016.

We caution that there can be no assurance that we will definitively determine to pursue any such transaction, or as to the timing, price or terms that might be agreed upon. We do not expect to provide further information regarding the status of discussions regarding the Proposed Potential Transaction or potential Tender Offer unless and until a definitive agreement is reached.

D.          Property, Plants and Equipment

We maintain dual principal executive offices in Bordeaux, France, and São Paulo, Brazil, and operate warehouses and data centers in various locations. For information on the productive capacity, utilization, and products held at our data centers and our warehouses, see “ITEM 4.B: Business Overview—Technology—Technology Solutions” and “ITEM 4.B: Business Overview—Logistics—Fulfillment Centers,” respectively.

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

		Approximate Size		Services Agreement
Location	Facility	(square meters)	Lease Term	Term
Schiphol, Netherlands	Executive offices	226	August 31, 2019	—
Bordeaux, France	Executive offices	11,000	August 31, 2018	—
Andrézieux, France(1)	Warehouse	63,000	—	May 31, 2020
Saint-Bonnet-Les-Oules, France	Warehouse	12,000	August 31, 2016	—
Cestas, France	Warehouse	30,000	March 31, 2022	—
Cestas, France	Warehouse	66,000	August 31,2018	—
Cestas, France	Warehouse	12,000	June 17, 2017	—
Saint Mard, France	Warehouse	48,000	October 22, 2027	—
Saint Mard, France	Warehouse	50,000	October 31, 2027	—
Blanquefort, France(1)	Warehouse	3,000	—	December 31, 2016
Mer, France(1)	Warehouse	20,000	—	August 1, 2019
Le Haillan, France(1)	Warehouse	1,000		December 31, 2016
Paris, France	Regional office	285	November 30, 2024
Bordeaux, France(1)	Data center	250	—	Indefinite term
Paris, France(1)	Data center	150	—	Indefinite term
São Paulo, Brazil	Executive offices	1,750	March 31, 2017	—
Cajamar, Brazil	Warehouse	87,300	July 14, 2018	—
Cajamar, Brazil	Warehouse	28,700	July 31, 2020	—
Camaçari, Brazil(2)	Warehouse	8,500	12 months beginning on November 27, 2014, automatically renewable for equal periods
Rio de Janeiro (Paciência), Brazil (2)	Warehouse	84,000	12 months beginning on March 29, 2016, automatically renewable for equal periods	—
Jundiai, Brazil(2)	Warehouse	24,000	12 months beginning on March 29, 2016, automatically renewable for equal periods	—
Jundiai, Brazil(2)	Warehouse	52,246	12 months beginning on October 30, 2014, automatically renewable for equal periods
Contagem, Brazil(2)	Warehouse	10,000	Beginning on April 01, 2015, automatically renewable for equal periods	—
Cabo de Santo Agostinho, Brazil(2)	Warehouse	5,150	Beginning on July 02, 2015, automatically renewable for equal periods	—
Paraná, Brazil(2)	Warehouse	18,000	12 months beginning on April 01, 2015, automatically renewable for equal periods	—
São Bernardo, Brazil(2)	Warehouse	16,000	12 months beginning on March 29, 2016, automatically renewable for equal periods
Bom Retiro, Brazil(1)	Customer Service Center	870	—	January 30, 2020
Bogotá, Colombia	Warehouse	5,900	March 31, 2018	—

(1)	Facility is subject to a services agreement.
(2)	Lease with Via Varejo

We believe that our facilities are suitable and adequate to meet our current needs. We plan to benefit from operational synergies in five new distribution centers in Brazil already run by Via Varejo located in  the states of Paraná (South), Ceará (Northeast), Rio Grande do Sul (South), Goiás (Midwest) and Mato Grosso do Sul (Midwest).

Item 4A.  UNRESOLVED STAFF COMMENTS

Not applicable.

Item 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.          Operating Results

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our financial information presented in “ITEM 3: Key Information,” our audited consolidated balance sheet as of December 31, 2014 (as restated) and 2015, the related consolidated statements of income, comprehensive income, equity and cash flows for each of the three years ended December 31, 2013 (as restated), 2014 (as restated) and 2015, the accompanying notes to our financial statements and related information contained elsewhere in this annual report. All of the financial information presented in this Item 5 has been revised to reflect the restatement of our consolidated financial statements for the years ended December 31, 2013 and 2014, which is described in more detail in the “Explanatory Note” on page iv of this annual report and in Note 3, “Restatement of previously issued financial statements” to our audited consolidated financial statements. Our financial statements have been prepared in accordance with IFRS, as issued by the IASB. See “ITEM 3.A: Key Information - Selected Financial Data” for a discussion of the preparation of our financial statements with Cdiscount Group and Nova Pontocom deemed as the predecessors of Cnova. See “ITEM 3.D: Key Information - Risk Factors” and “Special Note Regarding Forward Looking Statements.”

Company Overview

We are an eCommerce company, with two key markets in France and Brazil. Our geographies at the end of December 2015 represent over 390 million people. We had GMV of €4,868.0 million ($5,286.1 million), €4,443.4 million and €3,569.5 million for 2015, 2014, and 2013, respectively. This increase in GMV was attributable to the growth of our net sales across the markets in which we operated during the period, including growth in revenue from product sales as well as commissions we realized from sales of products on our marketplaces. On a constant currency basis, our net sales increased by €344.7 million or 10.1%, while on a reported basis decreased by 32.1 million or 0.9%, between the year ended December 31, 2014, and the year ended December 31, 2015, and increased by €519.3 million, or 17.9%, between the year ended December 31, 2013, and the year ended December 31, 2014. The increase between 2014 and 2015 on a constant currency basis was primarily driven by an increase in the number of visits, growth of marketplace commissions and the good performance of Cdiscount France. GMV rose between 2013 and 2014 mainly due to an increase in the traffic and conversion rates in Brazil.

We strive to provide our customers an interesting proposition through attractive pricing, extensive product assortment and highly differentiated delivery and payment solutions. We achieve this through our scalable and proprietary technology platforms and preferred relationships with our Parent Companies, which are among the largest retailers in the markets in which we operate.

As of December 31, 2015, we offered our over 14.9 million active customers access to a wide and growing assortment of approximately 29 million product offerings through a combination of our direct sales and sales by third‑party vendors on our marketplaces.

Our 38.3 million placed orders for the year ended December 31, 2015, represented a 21.5% year‑over‑year increase of placed orders, while our active customers increased by 10.5% over the same period. Our most significant product categories in terms of GMV are home appliances, consumer electronics, computers and home furnishings. Our branded sites, including Cdiscount, Extra, Casas Bahia and Ponto Frio, are among the most recognized in the markets in which we operate.

We are a leading eCommerce company in France with 27.4% of market share in 2015 fourth quarter (according to GfK). From 2008 to 2015, our GMV in France experienced a CAGR of 16.5%.

The eCommerce industry is characterized by meaningful differences across different regions. As a result of these differences, among other things, we manage our operations through three Business Units: Cdiscount France, Cdiscount International and Cnova Brazil.

We are controlled by Casino. Casino obtained control over and began fully consolidating the results of NovaPontocom on July 2, 2012. Consequently, our results of operations for any periods prior to July 2, 2012, do not include Nova Pontocom and only include the results of operations of Cdiscount. Certain figures below were calculated on a proforma basis to reflect the eCommerce operations of Casino, CBD and Via Varejo retrospectively in our consolidated financial statements that would not otherwise appear in our results of operations as we did not operate as a standalone entity during the periods presented.

•

Our GMV grew from €4,443.4 million in 2014 to €4,868.0 million ($5,286.1 million) in 2015, an increase of 9.6%. Excluding the impact of foreign exchange, our GMV grew by 18.4% driven by an increase of our direct sales business and the acceleration of our marketplaces.

•

Our GMV grew from €3,569.5 million in 2013 to €4,443.4 million in 2014, an increase of 24.5%. Excluding the impact of foreign exchange, our GMV grew by 29.4% driven by an increase in the traffic and conversion rates in Brazil.

•	Our net sales went from €3,416 million in 2014 to €3,449 million ($3,744.7 million) in 2015, an increase of 0.9%. Excluding the impact of foreign exchange, our net sales grew by 10.1%.
•	Our net sales grew from €2,897 million in 2013 to €3,416 million in 2014, an increase of 17.9%. Excluding the impact of foreign exchange, our net sales increased by 23.5%.

Key Financial Metrics and Factors Impacting Our Operating Results

We monitor the following key operating and financial metrics to evaluate the growth and identify the trends of our business, formulate financial projections and make strategic decisions.

	For the Year ended December 31,
	2013	2014	2015

€ thousands	As restated(1)	As restated(1)
Key Figures
GMV(2)	€3,569,467	€4,443,381	€4,867,966	$5,286,124
Cdiscount France	€1,900,100	€2,277,948	€2,709,306	$2,942,035
Cnova Brazil	€1,669,367	€2,155,165	€2,126,496	$2,309,162
International	€—	€10,268	€32,164	$34,927
Net Sales	€2,897,047	€3,416,368	€3,448,511	$3,744,738
Cdiscount France	€1,412,682	€1,576,634	€1,737,177	$1,886,401
Cnova Brazil	€1,484,365	€1,830,586	€1,683,719	$1,828,350
International	€—	€9,149	€27,615	$29,987
Gross profit	€423,145	€426,422	€411,677	$447,040
% of net sales (Gross margin)	14.6%	12.5%	11.9%	11.9%
Cdiscount France	€196,587	€191,236	€229,355	$249,057
Gross margin	13.9%	12.1%	13.2%	13.2%
Cnova Brazil	€226,559	€236,014	€184,717	$200,584
Gross margin	15.3%	12.9%	11.0%	11.0%
International	€—	€(827)	€(2,395)	$(2,601)
Gross margin	—	-9.0%	-8.7%	-8.7%
Operating expenses	€(405,617)	€(452,954)	€(529,058)	$(574,504)
Cdiscount France	€(198,258)	€(203,449)	€(233,467)	$(253,522)
Cnova Brazil	€(207,359)	€(243,490)	€(257,446)	$(279,561)
International	€—	€(2,970)	€(19,306)	$(20,964)
Holding	€—	€(3,045)	€(18,839)	$(20,457)
Operating profit/(loss) before Restructuring, Litigation, Initial public offering expenses, Gain/(loss) from disposal of non-current assets and impairment of assets	€17,529	€(26,533)	€(117,380)	$(127,463)
Cdiscount France	€(1,669)	€(12,213)	€(4,112)	$(4,465)
Cnova Brazil	€19,198	€(7,477)	€(72,729)	$(78,977)
International	€—	€(3,798)	€(21,700)	$(23,564)
Holding	€—	€(3,045)	€(18,839)	$(20,457)

(1)

The effects of the restatement on the Company’s consolidated income statement for the year ended December 31, 2013 and 2014 are described in the “Explanatory Note” on page iv of this annual report and in Note 3, ”Restatement of previously issued Financial Statements” to our audited consolidated financial statements.

(2)

Gross Merchandise Volume (GMV) is defined as the sum of product sales, other revenues, marketplace business volumes (calculated based on approved and sent orders) and taxes. 2013 to 2015 GMV were also adjusted to reflect the effects of the restatement of the Company.

Our Company Is Technology‑Driven

We are a technology‑driven company. Our ability to innovate and be at the forefront of technological trends and incorporate technology into all aspects of our business is key to our success. Technology is in our corporate identity and affects almost all the factors impacting our results of operations described below, including our ability to drive growth, attract customers and efficiently manage costs.

Our Ability to Attract Orders from Existing and New Customers

Increasing the number of orders from our existing and new customers is one of our key growth drivers. This depends on our ability to offer attractive pricing, an extensive product assortment and highly differentiated delivery and payment solutions. We use data in real time to monitor our traffic, sales and gross margin such that our employees can react to trends and adjust pricing of our direct sales product offerings multiple times per day and combine sales price with a range of shipping and payment options to make product offerings attractive to our customers. In addition, we encourage customers to place more orders with us through a variety of methods including our loyalty programs, special promotions, tailored product offerings targeting particular customer demographics and convenient delivery options.

Expansion of Our Marketplaces

A key component of our business model is increasing GMV transacted on our marketplaces, which we believe to be an important driver of future profitable growth. Buyers are attracted to our marketplaces by the breadth and depth of product offerings, the attractive online shopping experience, the strength of our brands and the convenience of paying for products securely through our online payment infrastructure, including the ability to pay in installments. Sellers are attracted to our marketplaces by our strong user traffic, the strength of our brands, the convenience of payment solutions as well as the data and sales analysis services we offer, which allow them to operate more efficiently. We earn commissions from third‑party sellers on our marketplaces. Expanding our marketplaces allows us to increase the number of product offerings to our customers. Our marketplaces tend to have higher profitability than our direct sales business because there is generally no need to maintain inventory and costs are limited. At the same time, our direct sales business is the primary driver of traffic to our marketplaces, which in turn attracts customers to our sites and helps drive profitable growth and cash generation. We seek to significantly increase our marketplace business in order to strengthen our sites attractiveness and drive future profitable growth.

Our Mix of Offerings across Product Categories

We offer approximately 29 million product offerings on our sites through our direct sales and marketplace businesses across a variety of categories, including home appliances, consumer electronics, computers, home furnishings, leisure and personal goods, as well as other merchandise such as non‑perishable groceries, wines, automotive products and personal care products. Our product offerings and categories have a range of margin and profitability profiles. For example, our leisure, computers and consumer electronics product categories generally offer us very low margins, while our home furnishings and personal goods product categories offer us higher margins. In addition, our margin and profitability profiles vary across regions. For example, mobile phones and smart phones are lower‑margin products in the French market but higher‑margin products in the Brazilian market.

Our higher margin product categories are also fast growing categories. In home furnishings, for example, we see a growth opportunity due to its relatively low level of eCommerce penetration rates in France and Brazil. Accordingly, we expect home furnishings to be one of our largest categories in France by 2016. Additionally, we are implementing a strategy to further build our private labels in France, particularly Finlandek furniture and Continental Edison consumer electronics, which we believe offer attractive margins. We monitor and may pursue other opportunities which we believe provide strong growth potential in the future.

Our Ability to Utilize Our Data

We collect, maintain and store data about our customers, vendors, marketplace sellers and others across our sites. We use this data, in part, to provide tailored messages to our customers through email, “push” communications and in other targeted methods, such as use of proprietary algorithms and software that customizes our customers’ browsing experience, to effectively promote our sites, product offerings and services. After analyzing this data and traffic, we are able to increase our conversion rates with tailored and targeted messages to our customers. We also generate revenue from monetization of customer data collected by our advertising sales agencies, 3W Régie in France and Cnova Ads in Brazil, which are used to sell advertising space on our sites to third parties as well as on the websites of their external clients. Our ability to utilize data will be affected by a number of factors, including the levels of traffic we are able to attract to our sites.

Our Ability to Efficiently Invest in Our Fulfillment Capabilities

Fulfillment costs are our second largest expense after cost of sales, and fulfillment is a key component of our overall value proposition and ability to provide a quality customer experience. We have made, and will continue to make, significant investments in our fulfillment capabilities to support the growth of our business and increase operational efficiencies. We believe the investments made in fulfillment benefit our customers by enhancing the capabilities and scope of our business and our customer’s shopping experience. We opened in 2015 two new warehouses in the same site of Saint Mard (France) and started synergistic operations in Brazil with distribution centers already run by Via Varejo: Contagem (Minas Gerais state, Southeast) and Cabo de Santo Agostinho (Pernambuco state, Northeast). Our fulfillment expenses and thus operational efficiency are also affected by the average size of products ordered by our customers, which we expect will increase as we grow our home furnishings products category offerings, where the size of products and preparation costs tend to be larger than other products.

Our fulfillment efficiencies are enhanced by our relationship with our Parent Companies, which allows us to share warehouse space in many of the markets in which we operate and helps to optimize costs. Although continued investment in fulfillment may temporarily lead to lower margins, we believe it will be a key driver of our long‑term growth and competitiveness.

Our Ability to Further Increase and Leverage our Scale

Our operating results are directly affected by our ability to further increase and leverage the scale of our business. As our business grows in scale, we expect to obtain more favorable terms from suppliers, including pricing terms and volume‑based rebates due in part to our scale as well as the scale of our Parent Companies. In addition, we aim to create value for our suppliers by providing an effective channel for selling large volumes of their products online and by offering them comprehensive information on customer preferences and market demand and ensuring high-quality fulfillment services.

Growth of mCommerce

Our customers increasingly access our sites using mobile devices. We have been investing in mobile technology for more than four years and have been recognized as a leader in mCommerce, as demonstrated by our apps having been downloaded approximately 4.3 million times in 2015. From 2013 to 2015, sales made through our sites over mobile devices multiplied by 3.3 times, and we believe there is room for further growth in mCommerce, due in part to the new generation of consumers that engage in mCommerce. We are focused on the continuous development of our mobile platforms as we expect sales made on mobile devices to become an increasingly important part of our business and the use of mobile devices is expanding rapidly in the new markets in which we operate or plan to expand.

Impact of Foreign Currency Translation

As we currently have operations in countries with different currencies, foreign currency fluctuations have an impact on our results of operations. Nevertheless, we benefit from the fact that the vast majority of the revenue we collect in each country in which we have operations is principally denominated in the same currency as the operating expenses we incur in that country, providing us with a natural hedge. While we face foreign currency translation risk for the purposes of preparing our consolidated financial statements, the impact on operating profit, profit for the period, cash flows and adjusted EBITDA is mitigated, to a certain degree, by our ability to match the above percentages of revenue with expenses in the same local currencies.

The main impact of foreign currency fluctuations on us can be summarized as follows:

•

Foreign currency translation difference.  For the year ended December 31, 2015, almost half of our revenue was generated in non‑euro currency. As such, we are affected by variations in exchange rates resulting from the conversion of the financial statements of our subsidiaries operating in currencies other than the euro through the consolidation process. For the purposes of preparing our financial statements, we convert our subsidiaries’ financial statements as follows: balance sheets are translated into euro from local currencies at the period‑end exchange rate while income and cash flow statements are translated at average exchange rates for the period. The resulting foreign exchange differences are recognized directly within other comprehensive income.

•

Foreign exchange differences.  This includes losses or profits generated by the changing value of non‑functional currency monetary assets and liabilities due to exchange rate variations arising from transactions in foreign currency which are recorded through income.

In the discussion below of our results of operations, we have provided certain comparisons both on an as reported and on a constant currency basis. The constant currency presentation is a non‑GAAP financial measure, which excludes the impact of fluctuations in foreign currency exchange rates. We believe providing constant currency information provides valuable supplemental information regarding our results of operations, consistent with how we evaluate our performance. We have calculated constant currency percentages by converting our results of operations into euro for the current period using the average exchange rate of 2015. We refer to such comparisons as being made on a “constant currency basis” or as “excluding the impact of foreign exchange.” This calculation may differ from similarly titled measures used by others and, accordingly, the constant currency presentation is not meant to be a substitution for recorded amounts presented in conformity with IFRS nor should such amounts be considered in isolation. Moreover, constant currency presentations are not necessarily indicative of historical or future results of operations. Currency fluctuations affect general economic and business conditions, including, for example, a country’s inflation and international trade competitiveness and, as a result, a company’s performance cannot be evaluated solely on the basis of a constant currency presentation.

Components of Statements of Income

Net sales

Net sales consist primarily of revenue generated from product sales and related services from our business to consumer direct sales and our business to business transactions, across the variety of our product categories. Our product categories include home appliances, consumer electronics, computers, home furnishings, leisure and personal goods. Net sales also include revenues generated from commissions from our marketplaces on sales by third party vendors selling products on our sites. We launched our first marketplace in France in 2011 and in Brazil in 2013. To date, our marketplace revenues represent a relatively small portion of our total net sales, however, our goal is to expand our marketplace business significantly in coming years, including the expansion of our program to provide fulfillment services to marketplace sellers for a fee, which will contribute to our net sales. In addition, we generate revenue from shipping, extended warranties, advertising sales, data monetization, eCommerce services provided to third parties through our B2B sites and fees collected from customers using our customer service call centers

Beginning August 2015, Cdiscount modified drastically its installment payment policy for direct sales products in France (the “CB4X installment payment service”, allowing customers to pay for purchases in four monthly installments with one upfront payment and three subsequent interest bearing payments 30, 60 and 90 days after the initial payment) and started providing directly this installment service to its clients for marketplace products as well since January 2016. In addition, starting in June 2015 we increased the volume of specific marketing services to our suppliers in France which are now recorded in net sales. Starting January 1, 2016, we will also recognize in net sales the specific marketing services agreed with our suppliers as included in the budget of the annual trade contract when such services are rendered. Such services are recognized in net sales when they are specific, effective marketing operations negotiated with the suppliers and not only annually budgeted programs. When they do not meet the revenue recognition requirement such programs are recorded in cost of sales, as they were before December 31, 2015. We exclude revenue from items that are returned and orders that are cancelled.

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

Geographical Breakdown of Net Sales

France is our largest market, and Brazil is currently our second largest market. The balance of our revenues is currently generated from the rest of the world, including Latin America and Africa. The following table sets forth the geographic breakdown of our net sales by region for the periods indicated:

Geographical Region:	2013	2014	2015
	As restated(1)	As restated(1)
France	48.8%	46.1%	50.4%
Brazil	51.2%	53.6%	48.8%
Rest of the World	—	0.3%	0.8%
Total	100%	100%	100%

(1)

The effects of the restatement on the Company’s consolidated income statement for the year ended December 31, 2013 and 2014 are described in the “Explanatory Note” on page iv of this annual report and in Note 3, ”Restatement of previously issued financial statements” to our audited consolidated financial statements.

•

France:  Our net sales generated in France grew from € 1,576.6 million in 2014 to €1,737.2 million ($1,886.4 million) in 2015, an increase of 10.2%. Our net sales generated in France grew from €1,412.7 million in 2013 to €1,576.6 million in 2014, an increase of 11.6%. The percentage of our net sales generated in France increased from 46.1% in 2014 to 50.4% in 2015, while the percentage of our net sales generated in France decreased from 48.8% in 2013 to 46.1% in 2014.

•

Brazil:  Our net sales generated in Brazil went from €1,830.6 million in 2014 to €1,683.7 million ($1,828.4 million) in 2015, a decrease of -8.0%, primarily due to the depreciation of the Brazilian reais versus the euro. Excluding the foreign exchange impact, our net sales grew by 9.0%. Our net sales generated in Brazil grew from €1,484.4 million in 2013 to €1,830.6 million in 2014, an increase of 23.3%. Excluding the foreign exchange impact, our net sales increased by 34.1%. The percentage of our net sales generated in Brazil decreased from 53.6% in 2014 to 48.8% in 2015, while the percentage of our net sales generated in Brazil increased from 51.2% in 2013 to 53.6% in 2014.

Cost of sales

Cost of sales relate primarily to our direct sales business, including purchase price of consumer products sold to customers in our direct sales business, inbound shipping charges to our fulfillment centers and outbound shipping charges from our fulfillment centers to pick‑up locations or directly to end customers, fees payable to pick‑up locations, packaging supplies, gains related to discounts we obtain from our suppliers and costs associated with lost, stolen or damaged goods we receive. Shipping charges to receive products from our suppliers were included in our inventory and recognized as cost of sales upon sale of products to our customers. In addition, prior to the completion of the 2014 Reorganization, Cdiscount expensed its warehouse reception, storage and shipping costs directly through fulfillment costs whereas Cnova Brazil booked its warehouse reception, storage and shipping costs into inventory valuation; accordingly, Cnova aligned in 2014 these accounting methodologies to include into inventory valuation warehouse reception and storage costs with a neutral impact on operating profit/(loss), (the positive impact for Cdiscount being offset by the negative impact for Cnova Brazil). Following a benchmarking of inventory valuation policies of eCommerce companies we initiated, we decided to stop recording reception and storage costs in inventory with subsequent recognition in cost of sales and fulfilment costs with effect from January 2013. Accordingly, warehouse reception and storage costs are no longer incorporated into inventory valuation on the balance sheet but are directly expensed through the income statement as fulfillment costs, as further described in Note 3 (“Restatement of previously issued financial statements”) to our audited consolidated financial statements.

Cost of sales are primarily driven by growth in orders placed by customers, the mix of the products available for sale on our direct sales sites and transportation costs related to delivering orders to our customers at the point of delivery they choose, including pick‑up locations or a postal address. As our business grows in size, we expect a corresponding increase in our cost of sales.

Operating expenses

Our operating expenses are classified into four categories: fulfillment, marketing, technology and content and general and administrative costs.

Fulfillment costs

Fulfillment costs are incurred in operating and staffing our fulfillment and customer service centers, after sales costs and extended warranties. The costs related to operating our fulfillment centers include warehousing and preparation costs, which include picking, packaging and preparing customer order as well as payroll and related expenses. In addition, with effect from January 2013 warehouse reception and storage costs are no longer incorporated into inventory valuation on the balance sheet but directly expensed through the income statement as fulfilment costs, as further described in Note 3 (“Restatement of previously issued financial statements”) to our audited consolidated financial statements. After sales costs consist primarily of preparing and resending products that are returned to suppliers or third parties to be repaired. Extended warranty costs include costs to third parties who repair or replace products for which we have sold an extended warranty.

Fulfillment costs include payment processing costs paid to a related party supplier (Banque Casino) to administer our installment payment program in France on direct sales products. As of August 2015, this program is administered internally by Cdiscount for its direct sales products and since January 2016 for marketplace products.  As a result, these third-party costs no longer apply starting January 2016 and therefore are no longer included in fulfillment costs.

Fulfillment costs are primarily driven by the size of our operations. As our business grows in size and we invest in our fulfillment capabilities, we expect a corresponding increase in fulfillment costs in absolute terms and potentially a temporary increase as a percentage of our net sales. We also expect an increase in fulfillment costs corresponding to the growth of our home furnishings products category offering, where the sizes of products and preparation costs tend to be larger than other products. As we grow the size of our marketplaces where we provide fulfillment services for marketplace sellers for a fee, we expect an increase in fulfillment costs related to payment processing, credit card fees, related transaction costs and warehousing costs. We also expect an increase in fulfillment costs as the headcount of our customer service centers grows to handle additional customer contacts corresponding to the growth of our business.

Marketing costs

Marketing costs consist primarily of online advertising and offline advertising (in France), such as display advertising and search engine marketing, fees paid for third‑party marketing services, costs related to the launch of new business activities and payroll and related expenses for personnel engaged in marketing. Marketing costs are primarily driven by the level of traffic we experience on our sites and the determination we make as to whether we need to attract traffic via paid marketing channels in order to grow and retain our customer base. As we continue to attract customers through our attractive pricing strategy, we expect to maintain marketing costs for existing sites at a similar level as a percentage of net sales and expect additional marketing costs in order to launch new sites, which we expect should decrease over time as a percentage of GMV. In the long term, we expect marketing costs will decrease as a percentage of our net sales as we rely more on non‑paid methods (SEO and mails) to attract traffic to our sites, including by expanding our direct sales and marketplace product offerings and expanding our customer loyalty programs.

Information Technology and content costs

Information technology (IT) and content expenses consist primarily of IT infrastructure expenses and payroll and related expenses for employees involved in application, product, and platform development, category expansion, editorial content, purchasing (including expenses and payroll related to our overall purchasing activity), merchandising selection, systems support and digital initiatives. We expense IT and content costs as they are incurred and amortize development costs over time, including software used to upgrade and enhance our websites and applications supporting our business. We expect an increase in IT and content expenses as we continue the development of our platforms, expand our product categories and launch new sites.

General and administrative costs

General and administrative expenses consist primarily of payroll and related expenses for management, including employees involved in general corporate functions (accounting, finance, tax, legal, and human resources), including our management equity incentive plans, as well as costs associated with use by these functions of facilities and equipment, such as depreciation expense and rent, and general labor costs. General and administrative costs also include management fees paid to our Parent Companies for shared services, such as accounting, finance, legal and human resources. We also include professional fees and litigation costs and other general corporate costs as general and administrative costs. General and administrative costs take into account costs related to our status as a U.S. public company, such as higher legal, corporate insurance, investor relations and accounting expenses, and the additional costs of maintaining compliance with the Sarbanes‑Oxley Act and related regulations.

Financial income (expense), net

Financial income and expenses, net consist primarily of revenue from cash and cash equivalents held by us, our interest expense on our borrowings and costs we incur related to the sales of receivables in Brazil and France. The vast majority of our sales in Brazil are paid for in interest‑free installments with credit cards. On average, our customers in Brazil who choose to pay by installments pay off the full purchase price within seven to eight installment payments. Historically, we have sold at a discount nearly all receivables generated in installment sales in our Brazil operations to banks and other entities, which comprise an important component of the results of operations in Brazil. In France, approximately, 40% of Cdiscount sales and GMV are paid for through four installment payments (“the CB4X installment payment service”), with one upfront payment and three subsequent interest bearing payments 30, 60 and 90 days after the initial payment. Under the agreement implemented in August 2015 between Cdiscount and Banque Casino, Cdiscount fully transfers the credit risk of the installments related to the installment payment program in France to Banque Casino.

Comparison of Period‑to‑Period Results of Operations

The following tables set forth our results of operations for the periods indicated:

	Year ended December 31,
	2013		2014		2015
	As restated(1)		As restated(1)
		% of		% of		% of
	(€ thousands)	Net Sales	(€ thousands)	Net Sales	(€ thousands)	Net Sales	($ thousands)
Consolidated Income Statements
Net sales	2,897,047	100.0	3,416,368	100.0	3,448,511	100.0	3,744,738
Cost of sales	(2,473,902)	(85.4)	(2,989,946)	(87.5)	(3,036,834)	(88.1)	(3,297,698)
Operating expenses:
Fulfillment	(202,688)	(7.0)	(248,218)	(7.3)	(275,737)	(8.0)	(299,422)
Marketing	(78,474)	(2.7)	(70,009)	(2.0)	(77,882)	(2.3)	(84,572)
Technology and content	(79,204)	(2.7)	(85,691)	(2.5)	(98,700)	(2.9)	(107,178)
General and administrative	(45,250)	(1.6)	(49,037)	(1.4)	(76,739)	(2.2)	(83,331)
Operating profit/(loss) before restructuring, litigation, initial public offering expenses, gain/(loss) from disposal of non-current assets and impairment of assets	17,529	0.6	(26,533)	(0.8)	(117,381)	(3.4)	(127,464)
Restructuring	(2,790)	(0.1)	(8,413)	(0.2)	(17,133)	(0.5)	(18,604)
Litigation	(3,145)	(0.1)	(3,135)	(0.1)	(3,124)	(0.1)	(3,392)
Initial public offering expenses	—	—	(15,985)	(0.5)	(3,702)	(0.1)	(4,020)
Gain/(loss) from disposal of non-current assets	835	0.0	14	0.0	(6,108)	(0.2)	(6,633)
Impairment of Assets	(1,139)	(0.0)	(2,588)	(0.1)	(14,614)	(0.4)	(15,869)
Operating profit/(loss)	11,290	0.4	(56,640)	(1.7)	(162,062)	(5)	(175,983)
Financial income	5,297	0.2	8,091	0.2	34,602	1.0	37,574
Financial expense	(60,900)	(2.1)	(75,487)	(2.2)	(94,615)	(2.7)	(102,743)
Profit/(loss) before tax	(44,312)	(1.5)	(124,035)	(3.6)	(222,075)	(6.4)	(241,151)
Income tax gain/(expense)	15,704	0.5	13,113	0.4	(20,308)	(0.6)	(22,052)
Share of profits/(losses) of associates	—	—	(2,369)	(0.1)	—	—	—
Net profit/(loss) from continuing activities	(28,608)	(1.0)	(113,291)	(3.3)	(242,383)	(7.0)	(263,203)
Net profit/(loss) from discontinued activities	180	0.0	(1,864)	(0.1)	(16,665)	(0.5)	(18,097)
Net profit/(loss) for the period	(28,428)	(1.0)	(115,155)	(3.4)	(259,048)	(7.5)	(281,300)
Attributable to Cnova equity owners	(27,696)	(1.0)	(112,495)	(3.3)	(244,223)	(7.1)	(265,202)
Attributable to non-controlling interests	(733)	(0.0)	(2,660)	(0.1)	(14,825)	(0.4)	(16,098)

(1)

The effects of the restatement on the Company’s consolidated income statement for the year ended December 31, 2013 and 2014 are described in the “Explanatory Note” on page iv of this annual report and in Note 3 (”Restatement of previously issued financial statements”) to our audited consolidated financial statements.

	Year ended
	December 31,
	2013	2014	2015
	As restated(1)	As restated(1)
Earnings (loss) per share (in €)
Basic	(0.07)	(0.27)	(0.55)
Diluted	(0.07)	(0.27)	(0.55)

(1)

The effects of the restatement on the Company’s consolidated income statement for the year ended December 31, 2013 and 2014 are described in the “Explanatory Note” on page iv of this annual report and in Note 3, ”Restatement of previously issued financial statements” to our audited consolidated financial statements.

The following table sets forth selected operating data for the periods indicated:

	For the Year ended December 31,
	2013	2014	2015	2015
	(in millions)
Operating Data:(1)
GMV (millions)(2)	€3,569.5	€4,443.4	€4,868.0	$5,286.1
GMV Cdiscount (millions)(2)	€1,900.1	€2,288.2	€2,741.5	$2,977.0
GMV Cdiscount France (millions)(2)	€1,900.1	€2,277.9	€2,709.3	$2,942.0
GMV Cdiscount International (millions)(2)	€—	€10.3	€32.2	$34.9
GMV Cnova Brazil (millions)(2)	€1,669.4	€2,155.2	€2,126.5	$2,309.2
Marketplace share(3)	7%	12%	20%	20%
Marketplace share Cdiscount France(3)	12%	19%	27%	27%
Marketplace share Cnova Brazil(3)	1%	4%	11%	11%
Active customers (millions)(4)	11.0	13.5	14.9	14.9
Orders (millions)(5)	23.6	31.5	38.3	38.3
Number of items in placed orders	43.9	55.5	66.9	66.9
Traffic (visits in millions)(6)	1,099.1	1,326.6	1,710.6	1,710.6

(1)

Operating data, other than GMV Cdiscount France, GMV Cdiscount International, GMV Cnova Brazil, Marketplace Cdiscount France and Marketplace Cnova Brazil are given for Cnova on a consolidated basis. Operating data, other than GMV, GMV Cdiscount, GMV Cdiscount France, GMV Cdiscount International and GMV Cnova Brazil, do not include our business-to-business ("B2B") sales.

(2)

Gross Merchandise Volume (GMV) is defined as product sales plus, other revenues, marketplace business volumes (calculated based on approved and sent orders) and taxes. 2012 to 2015 GMV were also adjusted to reflect the effects of the restatement of the Company.

(3)	Marketplace share of GMV. Includes marketplace share of www.cdiscount.com in France as well as extra.com.br, pontofrio.com, casasbahia.com.br and cdiscount.com.br in Brazil
(4)

Active customers are customers having purchased at least once through our sites during each of the years indicated in the table above, calculated on a website-by-website basis because we operate multiple sites each with unique systems of identifying users, which could result in an individual being counted more than once.

(5)	Total placed orders before cancellation due to fraud detection and/or customer non-payment.
(6)	Number of visits to our websites in millions.

Year Ended December 31, 2015 Compared to Year Ended December 31, 2014

Net sales

Net sales increased by €32.1 million, or 0.9%, from € 3,416.4 million for the year ended December 31, 2014 to €3,448.5 million ($3,744.7 million) for the year ended December 31, 2015. Excluding the impact of foreign exchange, our net sales increased by 10.1%. This change was primarily due to a 15% increase in the volume of sales of products from our home furnishings and household appliances product categories as well as an increase in marketplace commissions by 85% year-on-year. Consumer electronics products represented 38% of direct sales in 2015.

Our net sales from our Cdiscount France segment increased by €160.5 million, or 10.2%, from €1,576.6 million for the year ended December 31, 2014 to €1,737.2 million ($1,886.4 million) for the year ended December 31, 2015. This change was primarily due to an increase in the volume of sales of products from our home furnishings, home appliances and consumer electronics product categories as well as an increase in marketplace commissions. The revamped installment program CB4X generated revenue of €8 million since its inception in August 2015, given that in 2015 this new installment payment service was only offered to clients for direct sales products and starting January 2016, the offering was extended for marketplace products as well. If the service had been offered for both direct sales products and marketplace products for the full year 2015, the impact on sales would have been €25 million instead of €8 million. In addition, specific marketing services to our suppliers in France generated revenue of €17 million for the year ended December 31, 2015 including €3 million in the first half. Starting January 1, 2016, we will also recognize in net sales the specific marketing services agreed with our suppliers as included in the budget of annual trade contract when such services are rendered. Should those specific services had been eligible to be recorded in net sales instead of a reduction of cost of sales starting January 1, 2015, our nets sales for whole year 2015 would have been increased by €53 million. Among other revenues generated from services, Cdiscount entered into 2 agreements pursuant to which Cdiscount (i) designed and created two tabs on its website both dedicated to the drive services of two related party retail companies and (ii) provided marketing and continuing maintenance services. Under these agreements Cdiscount received a total €2.6 million upfront payment, that was accounted in Cdiscount’s first-half 2015 net sales and 10% of the sales generated on the drive sites accessed through the Cdiscount tabs.

Our net sales from our Cnova Brazil segment decreased by €-146.9 million, or -8.0%, from €1,830.6 million for the year ended December 31, 2014 to €1,683.7 million ($1,828.4 million) for the year ended December 31, 2015. Excluding the impact of foreign exchange, our net sales in Brazil increased by 9.0% during the period. Marketplace gross commissions grew by 252%.

Our net sales from our Cdiscount International segment increased by €18.5 million, or 201.9%, from €9.1 million for the year ended December 31, 2014 to €27.6 million ($30.0 million) for the year ended December 31, 2015 as Cdiscount started its international expansion progressively during 2014 into Colombia, Thailand, Vietnam, Ivory Coast, Cameroon, Ecuador, Panama, Belgium and Senegal. At year-end 2014 Cdiscount had net sales from a few months to a few days in these locations. 2015 is the first full year of operations for these sites (except Panama and Ecuador where Cdiscount International closed its operations in October 2015).

Cost of sales

Cost of sales increased by €46.9 million, or 1.6%, from € 2,989.9 million for the year ended December 31, 2014 to €3,036.8 million ($3,297.7 million) for the year ended December 31, 2015. Our cost of sales was 88.1% of our net sales in the year ended December 31, 2015, compared to 87.5% of our net sales during the same period in 2014. The increase was primarily attributable to our overall performance in net sales and by the mix of products we sold.  In France, the home furnishing category grew significantly, with a positive impact on gross margin, partially offset by a negative impact of shipping costs (with an increased volume of products from this category, which tend to be more expensive to ship than other products, and free shipping that was offered to customers). Overall, French cost of sales as a percentage of net sales decreased by more than 107 basis points. In Brazil, cost of sales as a percentage of net sales increased by 192 basis points, due to a more competitive environment and a recovery plan underway to improve execution.

Operating expenses

Fulfillment.  Fulfillment expenses increased by €27.5 million, or 11.1%, from €248.2 million in 2014 to €275.7 million in 2015 ($299.4 million). The increase was mostly the result of volume growth, as well as a negative effect due to the mix of products we sold, with higher share of home furnishings category especially in France which tend to have higher associated fulfillment costs. In France, the opening of Saint Mard’s distribution centers also impacted fulfillment costs. In Brazil, higher credit card fees directly correlated with higher marketplace share, higher customer service expenses due to higher contact rate in our call centers and tax and loss provisions contributed to the growth of fulfillment costs.

Until August 2015, fulfillment costs included, for an amount of €5 million in 2015, payment processing costs paid to a related party supplier (Banque Casino) to administer our installment payment program in France on direct sales products. As of August 2015, this program started to be administered internally by Cdiscount for its direct sales products and since January 2016 for marketplace products. Total costs for 2015 amounted to €11 million, including the €5 million related to direct sales products for the period from January 2015 to August 2015. As a result, these third-party costs no longer apply and therefore are no longer included in fulfillment costs.

Marketing.  Marketing expenses increased by €8.5 million, or 10.8%, from €70.0 million in 2014 to €77.9 million ($84.6 million) in 2015 and by 21 basis points as a percentage of net sales, from 2.0% in 2014 compared to 2.3% of our net sales in 2015. The growth is attributable to a higher level of investment in Brazil in order to enhance traffic in a softer consumer environment. In France, marketing expenses were stable as a percentage of net sales in 2015 after a decrease in 2014 when we concentrated our strategy on price attractiveness.

Technology and Content.  Technology and content expenses increased by €13.0 million, or 15.2%, from €85.7 million in 2014 to €98.7 million ($107.2 million) in 2015. This increase primarily resulted from the growth of our sales and from Cnova Brazil’s ERP software development costs, higher amortization of projects terminated in late 2014 as well as lower capitalization of expenses. As a percentage of net sales, technology and content expenses decreased in France during the period.

General and Administrative.  General and administrative expenses increased by €27.7 million, or 56.5%, from €49.0 million in 2014 to €76.7 million ($83.3 million) in 2015. As a percentage of net sales, our general and administrative expenses increased from 1.4% of our net sales in 2014 compared to 2.2% of our net sales in 2015. This increase primarily resulted from higher labor costs and audit and consultant fees related to the investigation in Brazil.

Impairment of Assets

Losses from impairment of assets increased by €12.0 million from €2.6 million in 2014 to € 14.6 million ($15.9 million) in 2015. As discussed in Note 21 to our financial statements found elsewhere in this annual report, this was mostly related to the write‑off of obsolete IT development costs of our Cdiscount France segment (€10.4 million), write-off of assets related to Cnova Brazil segment (€0.6 million) and write-off of assets due to the closing of specialty websites (€2.9 million).

Litigation

In 2015, litigation expense was €3.1 million ($3.4 million) primarily attributable to expense related to litigation with suppliers at Cdiscount. In 2014, litigation expense was €3.1 million, mainly related to a tax litigation at Cdiscount.

Restructuring expenses

Restructuring expenses amounted to €17.1 million and mainly consisted of costs related to the closing of specialty websites and international sites at Cdiscount (€4.3 million), restructuring logistics at Cnova Brazil (€3.0 million) and Cdiscount France (€2.4 million) and restructuring at the head office of Cdiscount France (€2.9 million) and Cnova NV (€5.7 million).

Initial Public Offering expenses

In 2015, intial public offering expenses represented €3.7 million, mostly recorded in the first quarter.

Net financial expense

Net financial expense decreased by €7.4 million, or 11.0%, from €67.4 million in 2014 to €60.0 million ($65.2 million) in 2015. As a percentage of net sales, net financial expense decreased from 2.0% to 1.7% primarily attributable to the reduction of average number of installments in Cnova Brazil sales and the increase in cash management interest income. These positive effects, combined with the depreciation of Brazilian reais, contributed to more than offset the negative impact from higher interest rates in Brazil, higher marketplace share in Brazil and the in-house administration of the installment payment program CB4X at Cdiscount, started in August 2015 for direct sales products, which generated €13 million of financial expenses. Should the new contract with Banque Casino had been signed as of January 1, 2015, net financial interest associated with the CB4X installment payment service for both direct sales products and marketplace products would have been €39 million in 2015.

Income tax gain (expense)

Income tax gain decreased by €33.4 million, or 254.9%, from €13.1 million to €(20.3) million ($(22.1) million) in 2015. The effective tax rate amounted to 10.57% and -9.14% in 2014 and 2015, respectively. The decrease in the effective tax rate from 2014 to 2015 was primarily due to the impairment of deferred tax assets in Brazil and in France for a total of €23.7 million (see Note 12 to our audited consolidated financial statements). The impairment of deferred tax assets at Cnova Brazil and Cdiscount was recorded in the fourth quarter of 2015 for €11.5 million and €12.2 million, respectively. In addition €10.7 million of deferred tax assets related to IPO costs recorded in equity have been impaired against equity at the same time. Such impairment has been recorded primarily due to the deteriorating economic conditions in Brazil and in connection with the extinction of synergies with Cnova Brazil in anticipation of the 2016 Proposed Potential Transaction between Cnova and Via Varejo (see “ITEM 4.C: Organizational Structure”).

Net profit from discontinued activities

In September 30, 2015, Cnova sold its subsidiary MonShowroom to Monoprix. In December 2015, Cnova decided to sell its 80% share in Cdiscount Vietnam. The sale was effective on March 1, 2016. Pursuant to IFRS 5 “Non-current Assets Held for Sale and Discontinued Operations”, the net results of these former subsidiaries, including the expected disposal result, were presented as discontinued operations for 2014 and 2015. In addition, we closed our operations in Panama and Ecuador in the third quarter of 2015 and their net result is similarly presented as discontinued operations.

In 2015, the net profit from discontinued activities also includes the result of disposal of MonShowroom for €(1.4) million as well as the cancellation of net value for Cdiscount Vietnam for €(2.9) million. Further information is described in Note 7 of our audited consolidated financial statements.

Year Ended December 31, 2014 Compared to Year Ended December 31, 2013

Net sales

Our net sales increased by €519.3 million, or 17.9%, from € 2,897.0 million in 2013 to €3,416.4 million in 2014. Excluding the impact of foreign exchange, our net sales increased by 23.5%. This increase was primarily the result of an increase in the volume of sales on our direct sales sites, including in Brazil where we realized an increase in conversion rates across all of our sites.

Our net sales from our Cdiscount segment France increased by €164.0 million, or 11.6%, from €1,412.7 million in 2013 to €1,576.6 million in 2014. This change was primarily the result of an increase in sales of products from our home furnishings, home appliances and consumer electronics product categories as well as an increase in marketplace commissions. Our net sales from our Cnova Brazil segment increased by €346.2 million, or 23.3%, from 2013 to 2014. Excluding the impact of foreign exchange, our net sales increased by 34.1%. The growth of our net sales was primarily due to an increase in sales of specific products from our consumer electronics products such as tablets and smartphones and home appliances, due to an increase in both traffic and conversion rates across all our sites in Brazil.

Cost of sales

Our cost of sales increased by €516.0 million, or 20.9%, from € 2,473.9 million in 2013 to €2,989.9 million in 2014. Our cost of sales was 87.5% of our net sales in 2014 compared to 85.4% of our net sales in 2013. The increase was primarily attributable to our overall increase in net sales and by a change in our mix of products sold. We experienced an increased volume of sales of large home appliances and home furnishing products, which tend to be more expensive to ship than other products. In France, as part of our commercial strategy, we decreased our prices relative to our competitors, offered customers free shipping on certain orders and decreased marketing expenses, as described below. In Brazil, we experienced a larger volume of sales to customers outside of São Paulo and Rio de Janeiro, the traditional hub for our sales in Brazil, where our fulfillment centers are concentrated and more developed infrastructure and logistics are in place. As a result, our shipping costs were higher, which was partially offset by improved purchasing conditions leveraged from our joint purchasing power for certain products with Via Varejo, which allowed us to decrease our prices relative to our competitors.

Operating expenses

Fulfillment.  Our fulfillment expenses increased by €45.5 million, or 22.5%, from €202.7 million in 2013 to €248.2 million in 2014. While fulfillment expenses increased in absolute terms during the period, our fulfillment costs as a percentage of net sales increased slightly from 7.0% in 2013 to 7.3% in 2014. The increase was mostly the result of the increase of volume and a negative delivered products mix effect, with, for instance in France and Brazil, higher share of home furnishings category, which tend to have higher associated fulfillment costs compared to other product categories, partially offset by the implementation of new fraud detection procedures in our payment processing systems in Brazil as well as operational efficiencies we realized at our fulfillment centers and customer service centers.

Marketing.  Our marketing expenses decreased by €8.5 million, or 10.8%, from €78.5 million in 2013 to €70.0 million in 2014. Our marketing expenses decreased as a percentage of net sales from 2.7% in 2013 to 2.0% in 2014. This decrease was primarily attributable to the implementation of our strategy in France to concentrate our commercial strategy on price attractiveness.

Technology and Content.  Our technology and content expenses increased by €6.5 million, or 8.2%, from €79.2 million in 2013 to €85.7 million in 2014. This increase primarily resulted from the growth of our sales and reflects our increased operational leverage, which reduced our technology and content expenses as a percentage of net sales during the period.

General and Administrative.  Our general and administrative expenses increased by €3.8 million, or 8.4%, from €45.3 million in 2013 to €49.0 million in 2014. Our general and administrative expenses decreased from 1.6% of net sales in 2013 to 1.4% in 2014. This decrease was primarily attributable to the growth of our sales and reflects our operational leverage, which reduced our general and administrative expenses as a percentage of net sales during the period, despite headquarters expansion fees related to trademark deposits.

Impairment of Assets

Losses from impairment of assets increased by 127.2%, from €1.1 million in 2013 to €2.6 million in 2014. As discussed in Note 21 to our audited consolidated financial statements found elsewhere in this annual report, this was due primarily to the write‑off of obsolete IT development costs by our Cdiscount France segment (€1 million) and Cnova Brazil segment (€1 million).

Litigation

In 2014, litigation expense was €3.1 million, mainly related to a tax litigation at Cdiscount. In 2013, litigation expense was €3.1 million, mainly related to a litigation following a breach of contract with a supplier (€1.8 million).

Restructuring

In 2014 restructuring expenses consisted of costs related to Cdiscount’s change of executive offices (€1.2 million), restructuring costs related to Cnova Brazil (€0.5 million) and bonuses for an amount of €7.4 million, consisting in €4.8 million for Cdiscount employees and €2.6 million, including social charges, for Casino employees seconded to Cnova entities.

These bonuses were granted to certain Cdiscount managers when Casino repurchased in April 2014 for €10.2 million the equity warrants owned by these Cdiscount managers. Casino reimbursed the bonuses paid by Cdiscount (€4.8 million) and this reimbursement by Casino was recorded as a contribution in equity

As of December 31, 2014, costs incurred in connection with our initial public offering of November 2014 and recorded through income amounted to €16.0 million, related primarily to the 2014 Reorganization and the restructuring in the governance and management of Cnova, and were expensed in the income statement. These costs include notably the expense related to the deferred stock units granted on November 19, 2014, pursuant to the 2014 Omnibus Incentive

Plan (as described in “ITEM 6.B: Directors, Senior Management and Employees—Compensation—Equity Incentive Plans—2014 Omnibus Incentive Plan”) for a total amount of €9.5 million.

In 2013, restructuring expense amounted to €2.8 million and was mainly composed of the Nova Pontocom Reorganization which caused severance payments to managers of the logistics department.

Net financial expense

Our net financial expense increased by €11.8 million, or 21.2%, from €55.6 million in 2013 to € 67.4 million in 2014. This increase in absolute terms was attributable to the growth in our sales and higher associated interest expense related to discounting our receivables as part of our installment payment program in Brazil. In addition, our financial expenses increased in absolute terms due to higher interest rates in Brazil. This increase was partially offset by reducing the average number of installments, the impact of which was primarily realized in the second and third quarters of 2014, and by the complete implementation of our installment payment joint venture with Banque Casino in France, as a result of which non‑recurring financial expenses in prior periods were not incurred.

Income tax expense

Income tax gain decreased by €2.6 million, or 16.5%, from €15.7 million in 2013 to €13.1 million in 2014. This change was primarily attributable to the activation of tax loss carry forward by our Cdiscount France segment. Note 12 to consolidated financial statements included elsewhere in the annual report provides additional information related to Cnova’s effective income tax rate and sources of deferred tax assets.

Net profit from discontinued activities

As stated above, pursuant to IFRS 5 “Non-current Assets Held for Sale and Discontinued Operations”, the net result of MonShowroom was presented as discontinued operations for 2013 and 2014.

Quarterly Results of Operations and Seasonal Trends

The following tables set forth our unaudited consolidated income statement data for the eight quarters in the period from January 1, 2014 to December 31, 2015. The unaudited quarterly income statement data set forth below have been prepared on a basis consistent with our audited annual consolidated financial statements and, as we believe, includes all normal recurring adjustments necessary for a fair statement of the financial information contained in those statements. In addition, the following unaudited quarterly income statement data have been adjusted from previously reported amounts for the effects of the restatement more fully described in the Explanatory Note on page iv of this annual report and in Note 3 (“Restatement of Consolidated Financial Statements”) to our audited consolidated financial statements included elsewhere in this annual report and should be read in conjunction with such “Explanatory Note” and with our audited consolidated financial statements and the related notes included elsewhere in this annual report.

	For the Three Months Ended
	Mar. 31,	June 30,	Sep. 30,	Dec. 31,	Mar. 31,	June 30,	Sep. 30,	Dec. 31,
	2014	2014	2014	2014	2015	2015	2015	2015
	As restated(1)	As restated(1)	As restated(1)	As restated(1)	As restated	As restated	As restated	As restated
	(€ thousands)
Consolidated Income statement:
Net sales	755,721	745,828	830,568	1,084,250	902,873	833,089	784,007	928,542
Operating profit (loss) before restructuring, initial public offering expenses, litigation, gain/(loss) from disposal of non-current assets and impairment of assets	(30,761)	(7,395)	(12,342)	23,968	(25,418)	(15,695)	(23,496)	(52,771)
Operating profit (loss)	(30,778)	(21,488)	(13,089)	8,713	(38,469)	(23,640)	(29,578)	(70,373)
Components of Net sales:
Product sales	735,257	716,779	793,662	1,023,473	863,572	787,583	735,467	858,653
Marketplaces sales (commissions)	7,753	9,217	12,533	18,521	18,681	21,103	25,074	32,362
Other revenues	12,710	19,832	24,373	42,256	20,619	24,403	23,466	37,528
Net sales	755,721	745,828	830,568	1,084,250	902,873	833,089	784,007	928,542

	For the Three Months Ended
	Mar. 31,	June 30,	Sep. 30,	Dec. 31,	Mar. 31,	June 30,	Sep. 30,	Dec. 31,
€ thousands	2014	2014	2014	2014	2015	2015	2015	2015
Key Figures	As restated(1)	As restated(1)	As restated(1)	As restated(1)	As restated	As restated	As restated	As restated
GMV(1)(2)	948,710	955,907	1,086,176	1,452,516	1,233,132	1,149,104	1,124,277	1,361,521
Cdiscount France	488,780	460,299	552,421	776,376	619,390	566,460	640,063	883,461
Cnova Brazil(1)	459,930	495,608	530,870	668,757	605,057	573,952	476,680	470,807
International	—	—	2,885	7,383	8,686	8,691	7,533	7,253
Net Sales(1)	755,721	745,828	830,568	1,084,250	902,873	833,089	784,007	928,542
Cdiscount France	353,757	323,022	377,033	522,823	403,515	359,888	402,509	571,265
Cnova Brazil(1)	401,964	422,806	451,048	554,765	491,668	465,421	375,008	351,622
International			2,487	6,662	7,689	7,781	6,490	5,656
Gross profit(1)	76,555	90,855	101,536	157,475	114,713	113,069	97,887	86,008
Cdiscount France	40,522	42,757	44,594	63,363	54,520	50,157	55,230	69,448
Cnova Brazil(1)	36,033	48,098	57,464	94,417	61,075	64,073	43,112	16,457
International			(522)	(305)	(883)	(1,161)	(455)	103
Operating profit/(loss) before Restructuring, Litigation, Initial public offering expenses, Gain/(loss) from disposal of non-current assets and impairment of assets(1)	(30,761)	(7,395)	(12,342)	23,968	(25,418)	(15,695)	(23,496)	(52,771)
Cdiscount France	(10,006)	(3,978)	(4,567)	6,338	(8,109)	(3,933)	1,061	6,869
Cnova Brazil(1)	(20,710)	(3,374)	(6,308)	22,916	(9,483)	(687)	(16,561)	(45,999)
International			(905)	(2,891)	(4,099)	(7,821)	(5,219)	(4,561)
Holding	(45)	(43)	(562)	(2,395)	(3,727)	(3,254)	(2,777)	(9,080)

(1)

The effects of the restatement on information for the quarters of the year ended December 31, 2014 are described in the “Explanatory Note” on page iv of this annual report and in Note 3, “Restatement of previously issued Financial Statements” to our audited consolidated financial statements.

(2)

Gross Merchandise Volume (GMV) is defined as the sum of product sales, other revenues, marketplace business volumes (calculated based on approved and sent orders) and taxes. 2014 GMV was also adjusted to reflect the effects of the restatement of the Company.

In addition, in 2015, Cnova had a quarterly net cash / (net financial debt) positions as follow:

- €71 million, of which €66 million for Cnova Brazil as of March 31, 2015,

- €38 million, of which €45 million for Cnova Brazil as of June 30, 2015,

- €(89) million, of which €(33) million for Cnova Brazil as of September, 2015,

- €254 million, of which €132 million for Cnova Brazil as of December 31, 2015.

The operating results of each of our segments fluctuate from quarter to quarter as a result of a variety of factors, including seasonal factors and economic cycles that influence consumer spending as well as promotional shopping activities we conduct. Both of our operating segments experience higher sales volumes in November and December in anticipation of holiday shopping. As a result, most of our profit is generated during the fourth quarter. Additionally, our operations in France historically experience higher sales volume during January and July, the two seasonal sales periods in the country, while our operations in Brazil historically experience higher sales volume during January, May and

August, during which time early year sales and local holidays are celebrated. We expect these trends to continue in future years.

Application of Critical Accounting Policies and Estimates

Our significant accounting policies are set forth in the notes to our audited consolidated financial statements for the years ended December 31, 2013, 2014, and 2015 included elsewhere in this annual report. The preparation of our consolidated financial statements in accordance with IFRS requires our management to make judgments, estimates and assumptions that affect the amount reported in consolidated financial statements. Estimates and assumptions are periodically re‑evaluated by management and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual results may differ significantly from those estimates and assumptions. We have identified the following accounting policies as the most critical to an understanding of our financial position and results of operations because the application of these policies requires significant and complex management estimates, assumptions and judgment, and the reporting of materially different amounts could result if different estimates or assumptions were used or different judgments were made.

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

The recognition of revenue as a gross or net amount requires judgment taking into consideration facts and circumstances based on a list of indicators proposed by IAS 18 “Revenue” standard. In performing this analysis, we review the following indicators whether or not the entity:

•	has the primary responsibility for providing the goods or services to the customer or for fulfilling the order;
•	has inventory risk before or after the customer order, during shipping or on return;
•	has latitude in establishing prices, either directly or indirectly, for example by providing additional goods or services; and

•	bears the customer’s credit risk for the amount receivable from the customer.

As of December 31, 2015, we consider that we are acting as an agent in all existing marketplace arrangements.

We periodically provide incentive offers to customers to promote customer purchases. Such offers include current discount offers, such as percentage discounts off current purchases by customers, inducement offers, such as offers for future discounts subject to a minimum current purchase, and other similar offers. Current discount offers, when accepted by customers, are treated as a reduction to the sale price of the related transaction. Similarly, inducement offers, when accepted by customers, are treated as a reduction to sale price based on estimated future redemption rates. Redemption rates are estimated using our historical experience for similar inducement offers. Current discount offers and inducement offers are presented as a net amount in “net sales.”

As described above, beginning in August 2015, Cdiscount modified drastically its installment payment policy in France and started providing directly this CB4X installment service to its clients for its direct sales products and for marketplace products as well since January 2016. This generated revenue of €8 million since its inception in August 2015. If the service had been offered for both direct sales products and marketplace products for the full year 2015, the impact on sales would have been €25 million instead of €8 million. We thus generate service fee revenue and are able to manage directly the finance fees associated with offering the payment plan ourselves. In fact, we were able to reduce the credit risk and therefore our interest charges (by 100 basis points in February 2016 and we expect a further 115 bp reduction in the course of the third quarter of 2016).

In addition, starting in June 2015 we increased the volume of specific marketing services to our suppliers in France which are recorded in net sales for an amount of €17 million for the year ended December 31, 2015, out of which €3 million in the first six months of 2015. Starting January 1, 2016, we will also recognize in net sales the specific marketing services agreed with our suppliers as included in the budget of the annual trade contract when such services are rendered. Should we had been able to record those specific services in net sales instead of a reduction of cost of sales starting January 1, 2015, our nets sales for whole year 2015 would have been increased by €53 million. Such services are recognized in net sales when they are specific, effective marketing operations negotiated with the suppliers and not only annually budgeted programs. When they do not meet the revenue recognition requirement such programs are recorded in cost of sales, as they were before December 31, 2015.

Impairment of non‑financial assets.  We test annually, or more frequently if events or changes in circumstances indicate impairment, whether non‑financial non‑current assets have suffered any impairment, in accordance with the accounting policy stated in Note 21 to our audited consolidated financial statements found elsewhere in this annual report. The recoverable amounts of cash‑generating units have been determined based on value‑ in‑use calculations. These calculations require the use of assumptions, including estimated discount rates based on the current cost of capital and growth rates of the estimated future cash flows.

Deferred tax assets.  Deferred tax assets are recognized for unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Future tax credits are recognized based on an analysis by management on the probability to realize such tax credits in the normal course of future operations based on expected future tax liability to arise from continued operations. We consider future market growth, future taxable income and permissible tax planning strategies in determining the extent to which our deferred tax assets may be realizable. Projections inherently include a level of uncertainty that could result in lower or higher than expected future taxable income. When we determine that unrecognized deferred tax assets would be realized in the future, the deferred tax asset and a benefit to operations would be recorded. Conversely, if we were to make a determination that it is probable we will not be able to realize a portion of our net deferred tax assets in the future, we derecognize the deferred tax asset and record a charge to operations in the period such determination is made. We consider many factors when evaluating and estimating tax positions and tax benefits, which may require periodic adjustments and which may not accurately forecast actual outcomes. See also Note 12 to our audited consolidated financial statements found elsewhere in this annual report.

Tax credits.  In Brazil, we collect sales tax to be recovered under a specific process. We analyze the possibilities to realize our tax credit in our normal operations based on a technical feasibility study on the future realization of the taxes considering the expected future off‑set of debits arising from the operations. Nova Pontocom recognized those assets historically based on a study prepared based on information extracted from the strategic planning approved by the Board of Directors of Nova Pontocom.

Put options.  According to IAS 32.23, the Company should record at the execution date a liability (against equity) for each put option that can be exercised outside of its control. This is the case of the put option granted to Exito, a minority indirect shareholder of Cdiscount Colombia holding 49% of the shares of this subsidiary of Cnova. Exito has the option to sell to Cnova 29% of the share capital of Cdiscount Colombia starting November 1, 2017 for a payment in Cnova shares. A liability of €6.5 million was recognized against equity at December 31, 2015. Future fair value adjustments of this liability will be recognized in the income statement.

Discontinued Operations. According to IFRS 5 Discontinued Activities, Cnova records as discontinued operations the disposal of MonShowroom, Cdiscount Vietnam, as well as the closure of sites in Panama and Ecuador. In addition, in 2016, Cnova has sold Cdiscount Thailand and decided to close its operations in Colombia, Senegal and Cameroon. These operations also will be accounted as discontinued operations.

Cdiscount has closed or is closing specialty sites. Those discontinued sites are not considered as being significant enough to be accounted as discontinued operations and are accounted as continued activities with costs to close these activities recorded as restructuration costs in the income statement.

Recently Issued and Adopted Accounting Pronouncements

We applied for the first time certain standards and amendments, which are effective for annual periods beginning on or after January 1, 2015. We have not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective. The nature and the effect of these changes are disclosed below. Although these new standards and amendments applied for the first time in 2015, they did not have a material impact on our annual consolidated financial statements. The nature and the impact of each new standard or amendment is described below:

Several new standards and amendments apply for the first time in 2015. The nature and the impact of each new standard or amendment that have an impact on our financial position, performance and/or disclosures are described below. New standards and amendments applying for the first time in 2015 but having no impact the annual consolidated financial statements of Cnova are not described.

•	Annual improvements to IFRSs 2011-2013 cycle

Issued in December 2013, the main standard concerned is IFRS 13 – Fair value measurement. This amendment clarifies that the exception of IFRS 13 which allows the fair value of a group of financial assets and liabilities to be measured on a net basis applies to all contracts within the scope of IAS 39 – Financial Instrument - Recognition and Measurement or IFRS 9 – Financial Instruments, regardless of whether they meet the meet the definition of financial assets or financial liabilities as defined in IAS 32 Financial Instruments – Presentation.

Cnova is currently analyzing the potential impacts of the other standards, interpretations or amendments that have been issued but are not yet effective, and has not early adopted any of them except for the amendment of IFRS 7 related to the assessment of continuing involvement in servicing contracts that Cnova has earlier applied.

•	IFRS 9 Financial Instruments

In July 2014, the IASB issued the final version of IFRS 9 Financial Instruments that replaces IAS 39 Financial Instruments: Recognition and Measurement and all previous versions of IFRS 9. This standard is subject to retrospective application. It proposes a single, logical approach to the classification and measurement of financial assets which reflects the business model for managing them, as well as their contractual cash flows; a single, forward-looking impairment model based on “expected losses”; and a substantially reformed approach to hedge accounting. The information in the notes to the financial statements is also strengthened. IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with early application permitted.

•	IFRS 15 Revenue from Contracts with Customers

Issued in May 2014, the standard establishes the principles for revenue recognition from contracts with customers (except for those covered by specific standards: leases, insurance contracts and financial instruments). The core principle is to recognize revenue so as to describe the transfer of control of goods or services to a customer for an amount that reflects the payment that the entity expects to receive in consideration of these goods or services. IFRS 15 is subject to retrospective application and is effective for annual periods beginning on or after January 1, 2018. The new standard will supersede all current revenue recognition requirements of IAS 18, IAS 11 and the corresponding interpretations IFRS 13, IFRIC 15.

•	IFRS 16 Leases

Issued in January 2016, the standard lays down the principles of recognition, measurement, presentation and disclosure of leases for lessors and lessees. It replaces the current standard IAS 17 along with interpretations of this standard. IFRS 16 is subject to retrospective application and is effective for annual periods beginning on or after January 1, 2019.

•	Annual improvements to IFRSs 2010-2012 cycle

Issued in December 2013, these amendments to the standard concerned are the following:

-IFRS 8 – Operating segment

-IFRS 3 – Business combination

-IAS 24 – Related parties

•	Annual improvements to IFRSs 2012-2014 cycle

Issued in September 2014, these amendments to the standards concerned are the followings:

-IFRS 5 – non-current assets held for sale and discontinued operations

-IFRS 7 – Financial instruments : disclosures

-IAS 19 – employee benefits

-IAS 34 – Interim financial reporting

Cnova has earlier applied the amendment IFRS 7 related to the assessment of continuing involvement in servicing contracts (since 2014).

•	Amendment to IAS 1 – Disclosure initiative

These amendments are subject to prospective application. The published amendment specifies the provisions related to two points:

-Application of the materiality concept, specifying that it applies to financial statements, including the notes to those financial statements, and that the inclusion of immaterial information may make them less understandable,

-Application of professional judgement, by marginally altering certain language considered prescriptive and thus leaving no room for judgement.

These amendments are effective for annual periods beginning on or after January 1, 2016, with early adoption permitted.

An initial analysis of the main impact of the application of IFRS 15, IFRS 9 and IFRS 16 on our consolidated financial statements will be launched in 2016.

The others amendments are not expected to have any impact on Cnova.

Share‑Based Compensation Expense

Upon completion of our initial public offering, pursuant to our 2014 Omnibus Incentive Plan, we granted to certain executives of Cnova deferred stock units with respect to approximately 1,320,000 of our ordinary shares. The deferred stock units are non‑forfeitable, vested on the date of grant and will be settled for no consideration (except for Dutch resident recipients for which the deferred stock units will be settled for €1.00 per share) on the fourth anniversary of the completion of our initial public offering by issuing or transferring ordinary shares to the recipient of a deferred stock unit award. The share‑based compensation expense was recognized immediately on the date of the grant for €9.5 million, under the line item of our consolidated income statement for “Initial public offering expenses.”

Upon and following the completion of our initial public offering, pursuant to our 2014 Omnibus Incentive Plan, we granted to each individual serving as an independent director of Cnova at such time and to one director whose sole affiliation with Group Casino is his service as a director of another Group Casino company an award of restricted stock with respect to a number of our ordinary shares determined by dividing $60,000 by the Nasdaq price per ordinary share on the date of grant. Such restricted stock awards will vest in equal installments on each of the first, second and third anniversaries of the grant date, subject to the recipient’s continued service through such date. Any unvested portion of a restricted stock award will be forfeited for no consideration upon the recipient’s termination of service as a director, unless otherwise determined by the committee administering the 2014 Omnibus Incentive Plan. We expect that additional grants of restricted stock will be made pursuant to the 2014 Omnibus Incentive Plan upon the appointment of any future independent or eligible directors and, commencing in 2015, annually to our then‑serving independent and eligible directors. The restricted stock awards are reflected in our 2014 financial statements as an equity‑settled award and give rise to a share‑based compensation expense measured as the fair value of the restricted stock award on the date of grant and recognized over the three years following the date of grant.

In addition, upon completion of our initial public offering, our parent company, Casino, granted certain executives of Cnova an award of cash‑ settled stock appreciation rights (“SARs”) with respect to approximately 4,750,000 of our ordinary shares in the aggregate. The SAR award will vest in full on the fourth anniversary of the completion of our initial public offering, subject to the recipient’s continued service through such date. As soon as practicable following the vesting date, each SAR subject to the award will be settled by Casino for an amount in cash equal to the excess (if any) of (a) the lesser of the closing price of an ordinary share on NASDAQ on the vesting date and 220% of the initial public offering price per ordinary share over (b) 120% of the initial public offering price per ordinary share. The initial public offering price per ordinary share was $7.00. Although Casino, and not Cnova, is the grantor of the SARs, and notwithstanding the fact that settlement of the SARs will not result in the issuance or transfer of any ordinary shares, the SARs are recorded as an equity‑settled award and give rise to a share‑based compensation expense measured as the fair value of the SAR on the date of grant and recognized over the four years following the date of grant. The related share based payment expense relating to the SARs as of December 31, 2015 was €0.4 million.

B.          Liquidity and Capital Resources

Our principal sources of liquidity have traditionally consisted of cash flows from operating activities, loans or cash received from our Parent Companies and, to a lesser extent, capital increases and proceeds obtained from short‑ and long‑term loans and financings from third‑party financial institutions. Notes 26 and 28 to our consolidated financial statements, included elsewhere in this annual report, provide additional financial information regarding our liquidity and capital resources.

Cash Flows and Working Capital

The following table presents the major components of net cash flows for the periods presented:

	Year ended December 31,
	2013	2014	2015	2015
	As restated(1)	As restated(1)
	(€ thousands)	(€ thousands)	(€ thousands)	($ thousands)
Cash Flows:
Net cash from/(used in) continuing operating activities(1)	171,108	282,144	2,322	2,521
Net cash from/(used in) discontinued operating activities	(932)	(2,037)	(7,337)	(7,967)
Net cash from/(used in) continuing investing activities	(63,856)	(82,411)	9,034	9,810
Net cash from/(used in) discontinued investing activities	2,009	(177)	4,443	4,825
Net cash from/(used in) continuing financing activities	(29,706)	152,812	(56,371)	(61,213)
Net cash from/(used in) discontinued financing activities	—	(4,332)	(52)	(56)
Effect of continiuing changes in foreign currency translation adjustments	(22,618)	346,824	(178,629)	(193,973)
Effect of discontinuing changes in foreign currency translation adjustments	—	(6,325)	(2,687)	(2,918)
Cash and cash equivalents continuing, net, at end of period	232,651	573,152	389,992	423,492
Cash and cash equivalents discontinuing, net, at end of period	—	—	1,844	2,002

(1)

The effects of the restatement on the Company’s consolidated income statement for the year ended December 31, 2013 and 2014 and consolidated balance sheets as of December 31, 2013 and 2014 are described in the “Explanatory Note” on page iv of this annual report and in Note 3 (“Restatement of previously issued financial statements”) to our audited consolidated financial statements.

(2)	Includes €130,182, €297,081 and €108,884 ($118,237) of changes in working capital for the years ended December 31, 2013, 2014 and 2015, respectively.

Historically, we have worked to optimize our working capital, and we generated cash flow through, among other things, a one‑time sale of a receivables portfolio, the factoring of receivables and a gradual increase in days of trade payables to suppliers. In the future, our intention is that an increase in net sales and profitability, rather than working capital optimization, will be the primary drivers of cash flow generation.

Our cash flows and working capital fluctuate throughout the year, primarily driven by the seasonality of our business. At the end of December of each year, we experience high trade payables relative to the rest of the year following the peak sales volumes achieved in November and December associated with the holiday shopping period in France and Brazil. In the first three quarters of each year, trade payables decrease due to seasonality leading to a cash balance reduction compared to the end of the prior year.

Although the levels of trade receivables and inventory typically are stable relative to our net sales throughout the year, the level of our payables with suppliers may vary from period to period, particularly in Brazil where we have from time to time renegotiated payment conditions with suppliers.

We had cash and cash equivalents of €1.8 million ($2.0 million) and €- million as of December 31, 2015, and December 31, 2014, respectively. The decrease in our net cash and cash equivalents by €1.8 million represents our net cash flow during the period. We believe that our existing cash and cash equivalents together with cash generated from operations, and our existing financial resources and credit lines suffice to meet our working capital expenditure requirements for the next 12 months, assuming we have continuous access to banks and credit card operators. However, we may need additional cash resources in the future if we identify opportunities for investment, strategic cooperation or other similar actions, which may include investing in technology, including data analytics and our fulfillment capabilities. If we determine that our cash requirements exceed our amounts of cash on hand, we may seek to issue debt or equity securities or obtain credit facilities or other sources of funding.

As a consequence of its operational downturn and in order to meet its ongoing cash needs, Cnova Brazil has reinforced its financial resources in the beginning of 2016 with (i) a loan agreement between Cnova Brazil and Banco Bradesco Europa S.A.; (ii) a loan agreement between Cnova Brazil and Banco Santander S.A.; (iii) an increased credit limit in an existing overdraft account with Banco Santander S.A.; (iv) the renewal of an agreement for the opening of documentary credit for the payment of goods import with Banco Santander S.A. All of which are guaranteed by CBD (see Item 7.B: Related Party Transactions). In addition, Cnova Brazil is currently discussing the potential arrangement of new credit lines with various financial institutions.

Our trade payables include accounts payable to suppliers associated with our direct sales business. Our trade payables amounted to €1,216.0 million ($1,320.5 million) and €1,311.2 million as of December 31, 2015, and December 31, 2014, respectively. There is generally a higher level of day’s payable in the first three months of the year relative to the rest of the year due to higher volumes of purchasing from November and December of the previous year in anticipation of holiday shopping. The purchasing is paid for in the first three months of the following year.

Our net inventories of products amounted to €415.0 million ($450.6 million) and €400.1 million as of December 31, 2015 and December 31, 2014, respectively. Our inventory balances will fluctuate over time due to a number of factors, including our sales performance, expansion in our product selection and changes in our product mix.

Cash From/(Used in) Operating Activities

Cash from operating activities in the year ended December 31, 2015, was €2.3 million ($2.5 million), as adjusted for changes in operating working capital and other activities. Changes in working capital primarily consisted of a €179.5 million ($194.9 million) increase in trade payables and a €72.3 million ($78.5 million) increase in inventories of products either in our fulfillment centers awaiting shipment to customers or in transit to customers. This increase in trade payables relates to the growth of our business and amounts owed to suppliers for products sold on our sites. The increase in inventories is related to the growth of our business as well as the opening of new warehouses.

Cash from operating activities in the year ended December 31, 2014, was €282.1 million, as adjusted for changes in operating working capital and other activities. Changes in working capital primarily consisted of a €371.5 million increase in trade payables, which relate to the growth of our business and amounts owed to suppliers for products sold on our sites, and was partially offset by a €14.2 million increase in trade receivables and a €31.7 million increase in inventories of products which were either in our fulfillment centers awaiting shipment to customers or in‑transit to customers.

Cash from operating activities in the year ended December 31, 2013, was €171.1 million, as adjusted for changes in operating working capital and other activities. Changes in working capital primarily consisted of a €247.8 million increase in trade payables, which relate to the growth of our business and amounts owed to suppliers for products sold on our sites, and a decrease of €23.0 million of trade receivables, as a result of the full implementation of our joint venture with Banque Casino, both of which were partially offset by an increase of €103.1 million of inventories of products, which were either in our fulfillment centers or in‑transit to customers.

Cash From/(Used in) Investing Activities

Cash from investing activities was €9.0 million ($9.8 million) in the year ended December 31, 2015, and was primarily attributable to €64.9 million ($70.5 million) in changes in loans granted (under our cash pooling arrangements in place among certain members of the Casino Group) and €10.1 million ($11.0 million) related to the disposal of MonShowroom offset by €66.5 million ($72.2 million) in acquisitions of property, equipment and intangible assets. This included capital expenditures mainly related to IT investments both in France and Brazil (mostly marketplace and mobile enhancement, ERP migration) as well as infrastructure strengthening to increase supply chain efficiency.

Cash used in investing activities was €82.4 million in the year ended December 31, 2014, and was primarily attributable to €71.2 million in acquisitions of property, equipment and intangible assets. This included capital expenditures related to improved investment in our supply chain infrastructure in France and the improvement of our warehouses and expansion of our logistical capacity to support sales growth in Brazil. Generally, this cash use also related to investments in our eCommerce platforms and investments concentrated in back‑end IT solutions (namely, the implementation of ERP) or front‑end IT solution aimed at developing the user experience and increasing the value our clients may reap from our services.

Cash used in investing activities was €63.9 million in the year ended December 31, 2013, and was primarily attributable to €48.5 million in acquisitions of property, equipment and intangible assets, including capital expenditures related to investments in our eCommerce platforms, new specialty sites and mobile platforms and back office technology systems, improved investment in our supply chain infrastructure in France and the consolidation of three smaller fulfillment centers into a single, larger fulfillment center in São Paulo.

Cash From/(Used in) Financing Activities

Cash used in financing activities was €56.4 million ($61.2 million) in the year ended December 31, 2015, and was primarily attributable to €63.3 million ($68.8 million) of net interest paid primarily related to the discounting of receivables in Brazil.

Cash used in financing activities was €152.8 million in the year ended December 31, 2014, and was primarily attributable to €137.1 million of net IPO proceeds and €104.2 million of additional related party financial debt incurred by Cnova subsidiaries, which was partially offset by €63.2 million of net interest payments primarily related to the discounting of receivables in Brazil and €31.1 million related to repayment of financial debt.

Cash from financing activities was €29.7 million in the year ended December 31, 2013, and was primarily attributable to €57.5 million of net interest payments paid related to the discounting of receivables in Brazil and €40.4 million of debentures repaid by Nova Pontocom, which was offset by incurring a new €68.2 million intercompany loan from CBD.

Cnova Brazil Financings

On January 28, 2016, Cnova Brazil entered into a short-term loan agreement with Banco Bradesco Europa S.A. in an aggregate amount of $50.0 million (BRL 202.5 million). The term of the loan is 270 days from the date of disbursement and bears interest at 3.0084% per annum. This loan agreement benefits from a standby letter of credit from Banco Bradesco S.A.

On February 19, 2016, Cnova Brazil entered into a bank credit certificate (cédula de crédito bancário or “CCB”) with Banco Santander (Brasil) S.A. in an aggregate amount of $47.0 million (BRL 190.4 million). The term of the CCB is one year and bears interest at 3.5514% per annum.

On April 28, 2016, Cnova Brazil entered into an import financing agreement with Banco Santander (Brasil) S.A. pursuant to which the bank agrees to issue letters of credit up to an aggregate amount of $10.0 million.  The cost of each letter of credit will be defined at the time of its issuance.

On July 20, 2016, Cnova Brazil is finalizing a new loan agreement in an aggregate amount of $75 million (BRL 250 million), with a one year term. The loan is expected to be signed with Banco Bradesco, Safra or Banco Santander and to bear interest representing between 115% to 120% of CDI.

The financings above each benefit from a corporate guarantee of CBD.  See “ITEM 7.B: Related Party Transactions—Financing Agreements—Guarantee Framework Agreement—Side Letter Agreements Related to CBD Corporate Guarantees”for additional information.

C.          Research and Development

Our research and development strategy is centered on building and enhancing our eCommerce platforms, mobile platforms and applications, and fulfillment management systems, as well as other aspects of our IT infrastructure, such as customer facing and back office features for our sites. We focus on application, product, and platform development, category expansion, editorial content, purchasing, merchandising selection, systems support and digital initiatives.

We incurred approximately €98.7 million ($107.2 million), €85.7 million and €76.7 million of research and development expenses in 2015, 2014 and 2013, respectively. For a description of our research and development activities, see “ITEM 4.B.: Business Overview - Technology.”

D.          Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2015, to December 31, 2015, that are reasonably likely to have a material adverse effect on our net sales, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

E.          Off‑balance sheet arrangements

We did not have any off‑balance sheet arrangements as of and for the years ended December 31, 2013, 2014, and 2015 that have or are reasonably likely to have a material impact on our current or future financial position, save for the obligations described below in “ITEM 5.F: Contractual Obligations” and the commitments described in Notes 31 (“Off‑balance sheet commitments”) and 32 (“Contingent assets and liabilities”) to our audited consolidated financial statements for the years ended December 31, 2013, 2014, and 2015 included elsewhere in this annual report.

F.          Contractual Obligations

Our known contractual obligations as of December 31, 2015 are summarized in the table below. This table and the accompanying disclosure should be read in conjunction with Note 31 to our financial statements included elsewhere in this annual report. Amounts are aggregated by type of contractual obligation.

	Payment due by period
	(€ thousands)
		Less than			More than
Contractual Obligations	Total	1 year	1 - 3 years	3 - 5 years	5 years
Debt obligations(1)	147,570	132,281	14,105	514	670
Capital (finance) lease obligations	—	—	—	—	—
Operating lease obligations	59,391	13,923	13,140	13,699	18,629
Purchase obligations	—	—	—	—	—
Other long-term liabilities reflected on balance sheet	6,563	—	6,563	—	—
Total	213,524	146,204	33,808	14,213	19,299

(1)

Includes interest payments of €0.6 million, of which €0.1 million, €0.1 million, €0.1 million and €0.2 million are due in less than one year, one to three years, three to five years and more than five years, respectively.

As of December 31, 2015, our total financial debt was €147.0 million ($159.6 million) which was primarily comprised of €102.0 million ($110.8 million) in borrowings from related parties, €10.8 million ($11.7 million) in bank overdraft, €6.5 million ($7.1 million) and € 27.7 million ($30.1 million) in other financial liabilities.

As of December 31, 2014, our total financial debt was €104.6 million which was primarily comprised of €78.5 million in borrowings from related parties and € 23.7 million in other financial liabilities.

As of December 31, 2013, our total financial debt was €163.3 million, which was comprised of €99.5 million in borrowings from related parties, €31.3 million in other financial liabilities, and €32.5 million in borrowings (mainly bank overdrafts).

Prior to the spin-off of Nova Pontocom completed in 2015 (further discussed in “ITEM 4.C: Organizational Structure—The Restructurings”) our borrowings from related parties comprised of an intercompany loan agreement which became effective in April 2013, between Nova Pontocom and CBD, pursuant to which Nova Pontocom could borrow up to R$230.0 million from CBD, payable by 2017. Drawdowns under this intercompany loan were short‑term and bore interest at the rate of Interbank Deposit Certificates (Certificados de Debancário) applicable to loans of an equivalent term. As of December 31, 2014 and December 31, 2015, the outstanding amount under this intercompany loan as amended was €8.1 million (R$26.0 million) and €8.4 million (R$36.2 million), respectively.

Our borrowings also include €1.5 million (R$1.4 million) in loans with the Brazilian National Development Bank, payable between 2018 and 2023, which bear interest at rates between 3.00% and 3.50% per year. We do not experience seasonal needs for external borrowings.

Item 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.          Directors and Senior Management

The following tables provide information regarding our directors and executive officers as of the date of this annual report (ages are given as of December 31, 2015). The business address of each of our directors and executive officers listed below is our registered office address at WTC Schiphol Airport, Tower D, 7th Floor, Schiphol Boulevard 273, 1118 BH Schiphol, The Netherlands.

Directors

Our board of directors consists of ten directors. The individuals listed below are our current directors.

Name	Age
Non-executive directors
Peter Estermann, Chairman	58
Yves Desjacques	48
Silvio J. Genesini(1)(2)(3)	63
Eleazar de Carvalho Filho	58
Ronaldo Iabrudi dos Santos Pereira, Vice Chairman(2)	60
Didier Lévêque, Vice Chairman	54
Bernard Oppetit(1)(3)	59
Arnaud Strasser(2)	46
Antoine Giscard d’Estaing	54
Executive director
Emmanuel Grenier	44

(1)	Member of our Audit Committee.
(2)	Member of our Nomination and Remuneration Committee.
(3)	Independent director under the rules of NASDAQ.

The following paragraphs set forth biographical information regarding our directors:

Peter Estermann was appointed as replacement non-executive director on November 20, 2015, and was subsequently appointed as non-executive director at our annual general meeting of shareholders held on June 29, 2016. Mr. Estermann has also served as Chairman of the board of directors since November 20, 2015. Mr. Estermann has been the Chief Executive Officer of Via Varejo since October 2015, and has been vice president of strategic development and infrastructure of GPA since 2014. Previously, he held the following executive positions: vice-president and chief operating officer of TENCO Shopping Centers from February 2014 to June 2014; executive officer of global operations of Magnesita Refratários S.A. from 2012 to 2013; chief executive officer at LWB Refractories – Germany, subsidiary of Magnesita Refratários S.A. for operations in Europe, from 2008 to 2011; executive director of operations at Medial Saúde, one of the largest health insurance companies in Brazil, from 2006 to 2007, during its initial public offering in the

Novo Mercado segment of the BM&FBOVESPA, in which he actively participated, executive director of organizational development and president for the North and Northeast regions of Telemar Norte Leste S.A. from 2001 to 2005; executive director of operations and vice-president at Satipel Minas Industrial Ltda. from 1999 to 2001; chairman of the board of directors and general director of Tecflor Ind. S.A. from 1997 to 1998; general director of the forestry division of Aracruz Celulose SA from 1996 to 1997; chief operating officer of the Petropar Group from 1989 to 1995; chief operating officer of Destilaria Brasilândia S.A. from 1987 to 1988; and general manager of Agropecuária Mogno S.A. from 1981 to 1986. Mr. Estermann also served as a member of the board of directors of Tecflor Industrial S.A. from 1997 to 1998, Planalto Transportes Ltda. from 2007 to 2008 and Odontosystem Ltda. in 2008; as chairman of the board of directors of Sinterco S.A. from 2008 to 2013; and as member and chairman of the board of directors of Reframec Services S.A. in 2013. Mr. Estermann holds a bachelor’s degree in agricultural engineering from Universidade Federal de Minas Gerais – Lavras and a graduate degree from Harvard Business School.

Yves Desjacques was appointed as replacement non-executive director on August 28, 2015, and was subsequently appointed as non-executive director at our annual general meeting of shareholders held on June 29, 2016. Mr. Desjacques also served as one of our directors from November 19, 2014 until December 8, 2014. He has served as head of human resources of Casino Group and as a member of the board of directors of Éxito since 2007 and 2009, respectively. Mr. Desjacques has been a member of the board of directors of Via Varejo from February 2014 to April 2015 and is also chairman of the human resources committee of Via Varejo. He is also a member of the board of directors and the human resources and compensation committee of CBD. Mr. Desjacques also serves on the good governance code assessment, follow-up and compensation committee of Éxito. Prior to joining Casino Group, Mr. Desjacques was director of human resources and a member of the general committee of Vedior France from 2001 to 2007. Mr. Desjacques holds a master’s degree in public law from Université Paris II Panthéon-Assas where he specialized in labor law, corporate relations and human resources.

Silvio J. Genesini was appointed to serve as a replacement director effective December 8, 2014, and was subsequently appointed as non-executive director at our annual general meeting of shareholders held on May 20, 2015. Mr. Genesini is one of our independent directors. He currently serves as a member of the board of directors of Algar, a Brazilian conglomerate with telecom, IT and agribusiness operations, and as president of LIDE Tecnologia. Mr. Genesini previously served as Chief Executive Officer of Grupo Estado from 2009 to 2012, a Brazilian media group, as the managing director of Brazilian operations for Oracle Corporation from 2004 to 2009, and as a partner at Accenture and Andersen Consulting. Mr. Genesini holds a degree in industrial engineering from Universidade de São Paulo.

Eleazar de Carvalho Filho has served as one of our directors since October 31, 2014. He was formerly the President and Managing Director of the Brazilian National Development Bank and has served as Chief Executive Officer of Unibanco Investment Bank. He is a founding partner of Virtus BR Partners, an independent advisory company. From 2006 to 2011, Mr. Carvalho Filho served as the non‑executive Chairman of BHP Billiton Brazil. He also has served as a member of the board of directors of Petróleo Brasileiro S.A., Centrais Elétricas Brasileiras S.A. and Vale S.A. He currently serves as director of FMC Technologies Inc. and Brookfield Renewable Energy Partners L.P. In addition, he serves as director of GPA, where he is also a member of the audit committee and chair of the financial committee, and as President of the Board of Trustees of the Brazilian Symphony Orchestra. Mr. de Carvalho Filho holds a bachelor’s degree in economics from New York University and a master’s degree in international relations from the Johns Hopkins University.

Ronaldo Iabrudi dos Santos Pereira has served as one of our directors since July 24, 2014. Mr. Iabrudi has served as Chief Executive Officer of CBD, as chairman of the board of directors of Via Varejo and as a member of the executive committee of Casino since 2014, and as a member of the board of directors of CBD since 2013. Mr. Iabrudi was also a member of the board of directors of Estácio Participações S.A. from 2012 to 2016 and a partner of Viaw and Agrobanco. Previously, Mr. Iabrudi was a member of the board of directors of Cemar from 2006 to 2008, chairman of the board of directors of Lupatech S.A. from 2011 to 2013, chief executive officer of Magnesita S.A. from 2007 to 2011, chief executive officer of Telemar Group from 1999 to 2006, chairman of the board of directors of Telemar Operadora and a member of the board of directors of other subsidiaries of the Telemar Group from 2001 to 2006, chief executive officer of Ferrovia Centro‑Atlântica from 1996 to 1999 and chairman of the board of directors of Porto de Angra and an executive officer and financial officer of Gerdau Group from 1984 to 1996. Mr. Iabrudi holds a bachelor’s degree from

Pontifícia Universidade Católica de Minas Gerais, a master’s degree in organizational development from Université Paris I Panthéon‑Sorbonne and a master’s degree in management of changes from Université Paris IX Dauphine.

Didier Lévêque has served as one of our directors since October 31, 2014. He has served as Corporate Secretary of Euris, the ultimate parent company of Casino Group, since 2008, and has served as chairman of the board of directors and CEO of Finatis S.A. since 2010 and 2008, respectively. Finatis S.A. is a parent company of both Casino Group and Rallye. Mr. Lévêque is also the chairman and CEO of Carpinienne de Participations S.A., Euris North America Corporation, Euristates Inc., Euris Real Estate Corporation and Parande Brooklyn Corp., the Chairman of Par‑Bel 2 S.A.S. and Matignon Diderot S.A.S., and is a director of Euris (UK) Limited, Foncière Euris S.A., Casino and Rallye, and the co‑Legal Manager of Silberhorn S.à r.l. Mr. Lévêque is a graduate of Hautes Études Commerciales (HEC).

Bernard Oppetit has served as one of our directors since November 24, 2014. Mr. Oppetit is one of our independent directors. He currently serves as the chairman of Centaurus Capital Ltd, an asset management firm he created in 2000. Prior to founding Centaurus Capital, Mr. Oppetit held various positions at Paribas (now BNP Paribas). He started at Paribas in 1979, in Information Technology, worked in M&A from 1981 to 1987, joined the Risk Arbitrage Department in 1987, and was appointed global head of Equity Derivatives at Paribas in 1995 and served in this capacity until he resigned in 2000. He has been an independent director and chairman of the audit committee of Natixis since 2009 and 2010, respectively. Mr. Oppetit is also a director of Centaurus Capital Holdings Limited, Centaurus Global Holding Limited, Centaurus Management Company Limited, Centaurus Capital International Limited and Emolument Ltd. In addition, he is an advisor to Fortress Investment Group. Mr. Oppetit graduated from École Polytechnique in Paris in 1978.

Arnaud Strasser has served as one of our directors since May 30, 2014. Mr. Strasser has served as Director, Corporate Development and Holdings of Casino and a member of the Casino management board since 2010. He has also served as a member of the board of directors of Éxito from 2010 to March 2016, including as a member of Éxito’s good governance code assessment, follow‑up and compensation committee; as a member of the board of directors of CBD since 2010, including as CBD’s Vice Chairman and a member of its human resources and compensation committee since 2012, and a member of the board of directors and Vice Chairman of Via Varejo since 2012 and 2013, respectively, including as a member of Via Varejo’s human resources and compensation committee. Mr. Strasser also served as a member of the board of directors of Big C Supercenter until 2014. Mr. Strasser joined Casino in 2007 and served until 2009 as Advisor to the Chairman for International Development of Casino. Mr. Strasser is a graduate from the École Nationale d’Administration (ENA) and holds a master’s degree from the Hautes Études Commerciales (HEC), and a master’s degree from the Institut d’Études Politiques de Paris.

Antoine Giscard d’Estaing was appointed as non-executive director at our annual general meeting of shareholders held on May 20, 2015. After serving four years in the auditing department of the French Treasury, he joined Suez-Lyonnaise des Eaux in 1990 and eventually became that company’s Chief Financial Officer. He then joined Schneider Electric in 2000 as Executive Vice-President of Finance, Auditing and Legal Affairs, before moving to Groupe Danone S.A. in 2005 as Executive Vice-President of Finance, Strategy and Information Systems. He was appointed Danone’s Corporate Secretary in 2007. Since 2008, he has been a partner with Bain & Company Paris. He joined Casino Group in April 2009 as Chief Financial Officer and member of the Executive Committee. Mr. Giscard d’Estaing is a graduate of the HEC School of Management and the École Nationale d’Administration.

Emmanuel Grenier was appointed as our Co‑CEO in June 2014 and subsequently appointed CEO on January 21, 2016. Mr. Grenier was also appointed as replacement executive director on January 21, 2016 and was subsequently appointed as executive director at our annual general meeting of shareholders held on June 29, 2016. Mr. Grenier has served as Managing Director and Chief Executive Officer of Cdiscount since 2008. Since joining Casino Group in 1996, Mr. Grenier has served in a variety of roles in supply chain and IT, including as President of Cdiscount Group and CD Africa S.A.S., director and President of E-Trend S.A.S., director of two former Cdiscount subsidiaries, C-Asia and C Distribution (Thailand) Ltd. Mr. Grenier holds a master’s degree from ESC Chambéry in France.

Executive Officers

The individuals listed below are our current executive officers:

Name	Age	Title
Emmanuel Grenier	44	Chief Executive Officer
Stéphane Brunel	42	Chief Financial Officer of Cnova N.V.; Chief Financial Officer of Cdiscount
Pascal Rivet	55	Chief Compliance Officer
Steven Geers	34	General Counsel

The following paragraphs set forth biographical information regarding our Non‑Board executive officers. For biographical information regarding Emmanuel Grenier, please see “—Directors” above.

Stéphane Brunel was appointed as Chief Financial Officer on June 10, 2016. He has served as CFO of Cdiscount Group since February 2015 and as our deputy CFO since April 2015. Since joining Casino Group in 2008, Mr. Brunel has served in a variety of roles, including as Chief Financial Officer of Franprix‑Leader Price between April 2011 and February 2015. Prior to that, Mr. Brunel worked at Rallye from 2006 to 2008 and previously at Morgan Stanley’s investment banking division. Mr. Brunel holds a master’s degree from EM Lyon in France.

Pascal Rivet was appointed as Chief Compliance Officer on March 17, 2016. Previously, Mr. Rivet served as our Interim General Counsel since March 2015. Since joining Casino Group in 1995, Mr. Rivet has served in several different roles in legal affairs and tax compliance, most recently as International Legal Affairs Officer, and prior to that as General Counsel, Legal and Tax Officer and Group Tax Manager. Mr. Rivet holds a Master of Laws degree from the Faculté de Droit et Science Politique of the Université de Toulouse 1 Capitole and a degree from the French National Tax School.

Steven Geers was appointed as our General Counsel on March 17, 2016, after having worked as our Assistant General Counsel since March 1, 2015. Prior to joining the Company, Mr. Geers worked as a senior lawyer at General Electric (GE) from 2011 to 2015. Additionally, he practiced corporate law at Greenberg Traurig in Amsterdam and at Bird & Bird in The Hague, the Netherlands, from 2007 to 2011 and at Greenberg Traurig in New York, United States, in 2007. Mr. Geers holds a master’s degree in Corporate Law from the University of Groningen, the Netherlands.

B.          Compensation

Compensation of Executive Officers

The aggregate compensation expensed by us and our subsidiaries to our current executive officers for the year ended December 31, 2015 was approximately €2.6 million ($2.8 million). This amount excludes: (a) the value of the deferred stock units awarded to our current executive officers as described below (see “—Equity Incentive Plans—Deferred Stock Unit Awards”); (b) certain non-recurring payments relating to the repurchase of preexisting equity warrants; (c) compensation paid to Mr. Quiroga, who resigned on January 21, 2016 as the Company’s Co CEO and executive director; and (d) compensation paid to Mr. Rivet, currently the Company’s Chief Compliance Officer, when he served as Interim General Counsel between March 2015 and March 2016. Mr. Quiroga’s compensation as both Co-CEO and executive director in 2015 is shown in the table below, and Mr. Rivet’s compensation is paid as part of the management support and strategic advisory agreement between Cnova, Casino, Guichard-Perrachon and Euris described in “ITEM 7.B: Related Party Transactions—Operational and Synergy Agreements—Management Support and Strategic Advisory Agreement.” For a discussion of deferred compensation payable in future fiscal years, see “—Equity Incentive Plans.” As of December 31, 2015, 25,567 restricted shares were granted to certain of our current directors, out of which 8.521 vested in November and December 2015, respectively.

Compensation of Directors

In 2015, the aggregate compensation paid to Germán Quiroga expensed by us and our subsidiaries was approximately €1.1 million ($1.2 million), excluding the value of the deferred stock units awarded to him (see “—Equity Incentive Plans—Deferred Stock Unit Awards”).

The below tables show the compensation paid by us and our subsidiaries to our executive and non-executive directors in the 2015 fiscal year. We do not have any written agreements with any director providing for benefits upon the termination of such director’s relationship with our company or our subsidiaries. Amounts are in euros unless otherwise stated.

		Committee		Long-term
	Director	membership	Attendance	incentive
Name and title	fees in USD	fees in USD	fees in USD	Awards in USD
				RSAs(1)
Non-executive directors
Peter Estermann, Chairman	1,123
Yves Desjacques	3,452
Didier Lévêque, Vice Chairman	10,000
Eleazar de Carvalho Filho	40,000			60,000
Ronaldo Iabrudi dos Santos Pereira, Vice Chairman	10,000	5,000	6,000
Antoine Giscard d’Estaing	6,192
Arnaud Strasser	10,000
Independent non‑executive directors
Bernard Oppetit	40,000	20,000	18,000	60,000
Silvio Genesini	40,000	20,000	44,000	60,000

1.447
					Long-term Incentive awards
					(number)
Name and title	Base salary (2)	Variable cash incentives (3)	Pensions	Benefits (4)	DSUs (5)	SARs (6)

Executive director
Germán Quiroga, Former Co‑CEO	483,290	562,807	—	31,447	272,520	940,033

(1)	Restricted Stock Awards are granted under our 2014 Omnibus Incentive Plan. See “—Equity Incentive Plans—Restricted Stock Awards” for a description of the restricted stock awards.
(2)	All amounts in this table were paid in Brazilian real and converted at 3.6916 BRL/EUR exchange rate, the average exchange rate for 2015 published by the European Central Bank.
(3)	This represents the annual bonus paid in 2015 with respect to 2014.
(4)	This represents the value of allowances or in‑kind benefits for car, healthcare, meals and life insurance.
(5)	Deferred Stock Unit awards are granted under our 2014 Omnibus Incentive Plan. See “—Equity Incentive Plans—Deferred Stock Unit Awards” for a description of the conditions.
(6)	Stock Appreciation Right awards are granted by Casino. See “—Equity Incentive Plans—Stock Appreciation Right Awards” for a description of the conditions.

Variable cash incentives and retention plan for executive director

During his tenure as executive director in the 2015 fiscal year, Mr. Quiroga participated in a retention plan at CNova Comércio Eletrônico S.A. under which €2,031,639 was to be payable in two installments, the first installment of 50% in 2017 and the second installment of 50% in 2018, subject to continued employment at the time of payment.

Compensation of non‑executive directors

For our eligible non‑executive directors who do not serve within the Casino Group in any capacity other than as a director, namely Messrs. Oppetit, Genesini and de Carvalho Filho, the remuneration structure is based on a cash portion and an equity portion supplemented by fees for service as committee chairperson and/or committee‑membership as described below. This compensation structure is aligned that used for independent directors of U.S. listed companies. The fixed compensation in cash amounts to $40,000 annually. The compensation in equity consists of $60,000 worth of Cnova restricted stock awards (see “—Equity Incentive Plans—Restricted Stock Awards” below for a description of the restricted stock awards).

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

			Vesting Schedule
	Number	Grant	Shares		Shares		Shares
Name	of RSAs	Date	(#)	Date	(#)	Date	(#)	Date
Bernard Oppetit	8,571	11/19/2014	2,857	11/19/2015	2,857	11/19/2016	2,857	11/19/2017
Silvio Genesini	8,498	12/8/2014	2,832	12/8/2015	2,833	12/8/2016	2,833	12/8/2017
Eleazar de Carvalho Filho	8,498	12/8/2014	2,832	12/8/2015	2,833	12/8/2016	2,833	12/8/2017

As shown in the above table, on November 19, 2015 and December 8, 2015, respectively, the first one-third of restricted stock awards vested for each of the listed non-executive directors.

For all our other non‑executive directors, namely Messrs. Estermann, Giscard d’Estaing, Desjacques, Lévêque, Iabrudi and Strasser, a fixed annual retainer of $10,000 supplemented with fees related to committee memberships is awarded.

Members of our audit committee receive a fixed annual retainer of $10,000 and the chairman of the audit committee receives a fixed annual retainer of $20,000. Members of our nomination and remuneration committee receive a fixed annual retainer of $5,000, and the chairman of the nomination and remuneration committee receives a fixed annual retainer of $10,000. In addition, members of the audit committee receive an attendance fee of $2,000 per meeting and members of the nomination and remuneration committee receive an attendance fee of $1,500 per meeting.

Based on the above information, the annual compensation of our non‑executive directors (paid pro rata to the time actually served in any given year) is provided in the table below. The pro rata aggregate compensation was paid out in December 2015, as indicated in the above table. All amounts included are in U.S. dollars.

			Nomination and	Restricted
	Director	Audit committee	remuneration	stock awards
Name and title	fees	fees	committee fees	(1)
Peter Estermann, Chairman	10,000	—	—	—
Yves Desjacques	10,000	—	—	—
Didier Lévêque, Vice Chairman	10,000	—	—	—
Antoine Giscard d’Estaing	10,000	—	—	—
Eleazar de Carvalho Filho	40,000	—	—	60,000
Ronaldo Iabrudi dos Santos Pereira, Vice Chairman	10,000	—	5,000 + 1,500 per meeting	—
Arnaud Strasser	10,000	—	5,000 + 1,500 per meeting	—
Bernard Oppetit	40,000	20,000 + 2,000 per meeting	—	60,000
Silvio Genesini	40,000	10,000 + 2,000 per meeting	10,000 + 1,500 per meeting	60,000

(1)

This amount of $60,000 reflects the value of the restricted stock awards at the time of grant to each of Messrs. de Carvalho Filho, Oppetit and Genesini. See “Equity Incentive Plans - Restricted Stock Awards” for a description of the conditions.

Personal loans, advances and guarantees

The Company’s current policy is not to grant any personal loans and guarantees to directors, and where the Company has appointed one, the Non‑Board Co‑CEO, except for travel advances, cash advances and use of a Company‑sponsored credit card in the ordinary course of business and on terms applicable to the personnel as a whole. In addition, we have entered into indemnification agreements with our directors and certain of our executive officers. For further discussion, see “ITEM 6.C: Board Practices—Indemnification and Insurance of Office Holders.”

Equity Incentive Plans

Existing Cdiscount Management Incentive Plan

Prior to the 2014 Reorganization, our subsidiary Cdiscount Group issued performance shares to certain managers and employees of Cdiscount. As a result, on March 5, 2014, such beneficiaries received, at the end of the vesting period, a total of 315,022 shares in Cdiscount Group, representing approximately 0.2% of Cdiscount Group’s share capital and voting rights. No additional shares in Cdiscount Group are to be issued pursuant to this plan. These shares were subject to a lock‑up period as required by French law for a period of two years from the date of issuance, which ended on March 5, 2016.

Because Cdiscount Group’s shares are not listed and are therefore illiquid, Casino and each beneficiary entered into reciprocal put and call arrangements that allowed Casino to acquire from the beneficiaries, and allowed each beneficiary to sell to Casino, after the expiration of the lock‑up period, the Cdiscount Group shares issued pursuant to such incentive plan at a price determined according to a formula based on the performance of Cdiscount. These arrangements were assigned to Cnova, enabling us to acquire eventually 100% of the outstanding share capital of Cdiscount Group.

2014 Omnibus Incentive Plan

On October 30, 2014, our general meeting of shareholders adopted the 2014 Omnibus Incentive Plan to give Cnova a competitive advantage in attracting, retaining and motivating officers, employees, directors and consultants, and to provide incentives for future performance of services directly linked to shareholder value. The 2014 Omnibus Incentive Plan provides our board of directors with the authority to grant stock options, SARs, restricted stock awards, restricted stock units, performance units, deferred stock unit awards or other awards that may be settled in or based upon the value of our ordinary shares. Subject to adjustment for changes in capitalization and corporate transactions, up to 16,500,000 of our ordinary shares may be issued pursuant to awards granted under the 2014 Omnibus Incentive Plan. On November 19, 2015, the Company registered 16,474,433 ordinary shares by means under the 2014 Omnibus Incentive Plan on a registration statement on Form S-8 filed with the SEC. As of June 30, 2016, 1,345,566 ordinary shares were subject to outstanding awards and 15,128,867 remained available for new grants under the 2014 Omnibus Incentive Plan.

Deferred Stock Unit Awards

Pursuant to the 2014 Omnibus Incentive Plan, on November 19, 2014, we granted to certain executives and employees of Cnova and its subsidiaries awards of deferred stock units with respect to 1,319,999 of our ordinary shares in the aggregate. Each deferred stock unit award is non-forfeitable and is to be settled, for no consideration (except for Dutch resident recipients for which the deferred stock units will be settled for €1.00 per share), on the fourth anniversary of the completion of our initial public offering, by issuing or transferring ordinary shares to the recipient of the award. Prior to settlement, the recipient of a deferred stock unit award will not hold the ordinary shares subject to the award and, accordingly, will not have any rights as a shareholder in respect of the ordinary shares subject to the award, including voting rights. In addition, deferred stock unit awards may not be transferred except in case of the recipient’s death.

Stock Appreciation Right Awards

On November 19, 2014, Casino granted certain executives of Cnova an award of cash‑settled SARs with respect to 4,746,907 of our ordinary shares in the aggregate. Each SAR award will vest in full on the fourth anniversary of the completion of our initial public offering, subject to the recipient’s continued service through such date. As soon as practicable following the vesting date, each SAR subject to the award will be settled by Casino for a gross amount in cash equal to the excess (if any) of (i) the lesser of the closing price of an ordinary share on NASDAQ on the vesting date and 220% of the initial public offering price per ordinary share over (ii) 120% of the initial public offering price per ordinary share. The initial public offering price per ordinary share was $7.00.

Under certain conditions of termination of service by the recipient prior to the vesting date of the SARs, including in the event of termination without cause, an award recipient may be entitled to retain some portion of the SARs to which he or she otherwise would have been entitled.

As the SARs are fully cash‑settled and do not give any right to receive ordinary shares of Cnova, the recipient of a SAR award has no rights as a shareholder in respect of the award, including voting rights. In addition, the SAR award may not be transferred except in case of the recipient’s death.

Restricted Stock Awards

Pursuant to the 2014 Omnibus Incentive Plan, in November and December 2014, we granted to certain of our directors awards of restricted stock with respect to 25,567 of our ordinary shares in the aggregate. Each award was determined by dividing $60,000 by the NASDAQ closing price per ordinary share on the date of grant. Such restricted stock awards vested on the first anniversary of the applicable grant date and will continue to vest in equal installments on the second and third anniversaries of the grant date, subject to the recipient’s continued service through such date. Any unvested portion of a restricted stock award will be forfeited for no consideration upon the recipient’s termination of service as a director, unless otherwise determined by the committee administering the 2014 Omnibus Incentive Plan. Prior to vesting, the recipient will have the rights of a shareholder in respect of the ordinary shares subject to the award, including voting rights, provided that any dividends or other distributions paid in respect of such ordinary shares will not become due until the ordinary shares that correspond to the dividends vest. In addition, restricted stock awards may not be transferred. Additional grants of restricted stock may be made pursuant to the 2014 Omnibus Incentive Plan upon the appointment of any future independent directors and directors that have no affiliation with Casino Group other than service as a director of a group company.

C.          Board Practices

Board Structure

Our Company has a single‑tier board of directors. Our board of directors consists of ten directors, including nine non‑executive directors and one executive director. The Framework and IPO Agreement provides for the appointment of our initial board of directors by our Founding Shareholders and does not provide appointment rights to any shareholder following the completion of our initial public offering. See “ITEM 7.B: Related Party Transactions—Reorganization Related Agreements—Framework and IPO Agreement.”

Directors elected following the expiration of their initial term are expected to serve three‑year terms, although following each such director’s term, the internal rules for our board of directors and its committees (the “Board Rules”) allow for other terms if proposed by the board of directors and approved by a resolution of our general meeting of shareholders. A director may be re‑elected to serve for an unlimited number of terms.

In accordance with Dutch law, our Articles of Association provide that our directors will be appointed by our general meeting of shareholders. A director may be removed or suspended, with or without cause, by a resolution of our general meeting of shareholders passed by a simple majority of the votes cast. In addition, our executive director may be suspended by our board of directors.

Following our initial public offering and until January 21, 2016, our Board Rules provided for two Co-CEOs as permitted under our Articles of Association: one who served on the Board as an executive director, known as the Board Co-CEO, and one who was not a director, known as the Non-Board Co-CEO. These Co-CEOs rotated pursuant a rotation schedule set out in the Board Rules. On January 21, 2016, the Board of Directors approved a governance structure with one CEO. On the same date, Mr. Germán Quiroga resigned as executive director and Mr. Emmanuel Grenier, who was previously the Non-Board Co-CEO, was appointed the CEO of the Company.

The primary responsibility of our non‑executive directors is to supervise the management, including the CEO, to oversee the functioning of the board of directors, and provide advice to our CEO and senior management, including supervising the execution of our Company’s strategy by our CEO and senior management and monitoring the general affairs of our Company and the business connected with it. The primary responsibility of our CEO is to manage, subject to the limitations of Dutch law, without prejudice to the board of directors’ collective responsibility, our Company’s day‑to day operations, the general affairs of the Company and of the Company’s group.

According to the Board Rules, decisions of the board of directors in principle require the affirmative vote of a majority of the directors present or represented at any meeting of our board of directors where at least a majority of the full board is present or represented. The chairman of the board of directors casts the deciding vote in the event that any vote of the board of directors results in a tie. The board of directors may also act by written consent, evidenced by a resolution of the board of directors signed by at least a majority of the full board.

Our board has adopted the Board Rules, being internal rules concerning the organization, decision‑making and other internal matters of the board of directors and the board committees, as well as the tasks, duties and authorities of the CEO. Our board of directors as a whole or the CEO individually is authorized to represent us in dealings with third parties. Our board may elect to adopt additional lists of decisions by the CEO requiring prior approval by the board as a whole, the Chairman or certain committees.

Director Independence

As a “controlled company” under the NASDAQ rules, we are not required to have a majority independent board of directors, except to the extent that our audit committee is required to consist of independent directors. Our board of directors has determined that, under current NASDAQ listing standards regarding independence, and taking into account any applicable committee standards as described below in “Board Committees”, Mr. Bernard Oppetit and Mr. Silvio Genesini, two of our non‑executive directors, are independent. Mr. Oppetit and Mr. Genesini are both members of our audit committee.

Remuneration Policy of Directors

As required pursuant to our Articles of Association, we adopted a remuneration policy for our directors, which was approved at our general meeting of shareholders on October 30, 2014 and is available on our website at www.cnova.com under “Investor Relations”. Information contained on, or that can be accessed through, our website does not constitute a part of this annual report and is not incorporated by reference herein. Our board of directors determines the remuneration of our directors in accordance with the remuneration policy. The CEO may not participate in the deliberations or, if applicable, the determination of his remuneration.

Directors’ Service Contracts

There are no arrangements or understandings between us, on the one hand, and any of our directors, on the other hand, providing for benefits upon termination of their service as directors of our company.

Board Committees

We have two board committees, an audit committee and a nomination and remuneration committee. These committees are governed by our Board Rules.

Audit Committee

Our audit committee consists of two independent directors, Mr. Bernard Oppetit and Mr. Silvio Genesini. Mr. Oppetit serves as the chair of the audit committee. Our board of directors has determined that each of Mr. Oppetit and Mr. Genesini is an “audit committee financial expert” as defined by the SEC and that Mr. Oppetit and Mr. Genesini meet the additional criteria for independence of audit committee members set forth in Rule 10A‑3(b)(1) under the Exchange Act.

Our audit committee oversees our accounting and financial reporting processes and the audits of our consolidated financial statements. The role of the audit committee is described in the audit committee charter, which is available on our website at www.cnova.com under “Investor Relations”.

Nomination and Remuneration Committee

Our nomination and remuneration committee consists of three directors, Mr. Ronaldo Iabrudi dos Santos Pereira, Mr. Arnaud Strasser and Mr. Silvio Genesini. Mr. Genesini serves as the chair of the nomination and remuneration committee. The role of our nomination and remuneration committee is to assist our board of directors in selecting individuals qualified to become our directors, determining the composition of our board of directors and its committees and reviewing and recommending our compensation structure, including compensation relating to our directors and senior management. Our CEO may not be present at any committee meeting in which his compensation is to be discussed. Our nomination and remuneration committee charter, which is available on our website at www.cnova.com under “Investor Relations”, further describes the functions of our nomination and remuneration committee.

Rules on Insider Trading

Pursuant to the rules contained in the Dutch Financial Supervision Act (Wet op het financieel toezicht) and rules promulgated thereunder (the “DFSA”) intended to prevent market abuse, we adopted an internal policy on October 30, 2014, regarding the trading of and carrying out of other transactions in our shares or other financial instruments by directors, others who have (co‑)managerial responsibilities and employees. As of July 3, 2016, Regulation (EU) No 596/2014 of the European Parliament and of the Council of April 6, 2014 (the “Market Abuse Regulation”) applies to us and our ordinary shares in respect of our listing on Euronext Paris. The Market Abuse Regulation contains similar rules on market abuse to what is currently in the DFSA.

Because we are a foreign private issuer, our directors and senior management are not subject to short‑swing profit and insider trading reporting obligations under Section 16 of the Exchange Act. They are, however, subject to the obligations to report changes in share ownership under Section 13 of the Exchange Act and related SEC rules and certain notification requirements under the DFSA, and as of July 3, 2016, the Market Abuse Regulation.

For a discussion of changes in share ownership, see “ITEM 6.E: Share Ownership.”

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

Our Articles of Association provide for indemnification of our directors, former directors, CEOs, and former (Non-Board Co-)CEOs, as applicable, and, as determined by the board of directors in its discretion, our officers, former officers, employees and former employees (each an “Indemnified Person”) against (i) any financial losses or damages incurred by an Indemnified Person and (ii) any expense reasonably paid or incurred by an Indemnified Person in connection with any threatened, pending or completed suit, claim, action or legal proceedings, whether civil, criminal, administrative or investigative and whether formal or informal in which he becomes involved, to the extent this relates to his position as director, former director, CEO, former (Non‑Board Co‑)CEO, officer, former officer, employee and former employee, in each case to the fullest extent permitted by applicable law. No indemnification shall be given to such Indemnified Person if (i) a Dutch court has established, without possibility for appeal, that the acts or omissions of such Indemnified Person that led to such financial losses, damages, suit, claim, action or legal proceedings as described in the previous sentence result from an improper performance of his duties as a director, former director, CEO, former (Non‑Board Co‑)CEO, officer, former officer, employee and former employee or an unlawful or illegal act, and (ii) to the extent that his financial losses, damages and expenses are covered by an insurance and the insurer has settled these financial losses, damages and expenses (or has indicated that it would do so). Our board of directors may stipulate additional terms, conditions and restrictions in relation to this indemnification. We have entered into indemnification agreements with our directors and certain executive officers. Under these agreements, we have agreed to indemnify such persons against certain liabilities and expenses incurred by them in connection with claims made by reason of their being a director or executive officer of Cnova. In addition, we have obtained insurance policies insuring certain Indemnified Persons against damages resulting from their conduct when acting in their respective professional capacities.

D.          Employees

As of December 31, 2015, Cnova had 4,827 employees, of which approximately 65 were part‑time. Cdiscount had approximately 1,520 employees, of which approximately 1,480 were full‑time and 40 were part‑time, and Cnova Brazil had approximately 3,290 employees, all of which were full‑time. All of Cnova’s employees were located in the Netherlands or France and all of Cnova Brazil’s employees were located in Brazil. Approximately 1,380 employees of Cdiscount work in France and 140 of Cdiscount’s employees work in other countries in which the Group operates.

We hire temporary workers to handle fluctuations in activity experienced throughout the year. In particular, we hire additional temporary workers from November through January due to the significant increase in sales volume typically experienced during that period. During the fourth quarter of 2015, Cdiscount and Cnova Brazil contracted approximately 320 and 700 temporary workers, respectively, to handle the increased holiday‑season demand. Temporary workers primarily supplement fulfillment center workforce.

The following table sets out our employees in the markets in which we operated for the periods indicated by geographic region:

	As of December 31,
Region	2013	2014	2015
France	1,069	1,240	1,395
Brazil	3,212	4,063	3,288
Rest of world	—	232	144
Total	4,281	5,535	4,827

The following table sets out our employees (excluding temporary) in the markets in which we operated for the periods indicated by category of activity:

	As of December 31,
Category of Activity	2014	2014	2015
Sales and Marketing	674	886	801
Research and Development	141	198	214
Services and Support	3,002	3,711	3,105
General and Administrative	429	663	642
Total	4,246	5,458	4,762

We have never experienced any employment‑related work stoppages and believe our relationships with our employees and labor unions are good.

E.          Share Ownership

For information regarding the share ownership of our directors and executive officers, please refer to “ITEM 6.B: Compensation—Equity Incentive Plans” and “ITEM 7.A: Major Shareholders.”

Item 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.          Major Shareholders

The following table and the notes thereto set forth certain information with respect to the beneficial ownership of our ordinary shares as of June 30, 2016 for:

•	each shareholder known by us to be the beneficial owner of more than 5% of our outstanding ordinary shares or special voting depository receipts for special voting shares;
•	each of our directors and executive officers individually; and
•	all of our directors and executive officers as a group.

Casino, Dutch HoldCo, and Éxito together beneficially own 412,114,952 of our ordinary shares and 100% of our special voting depository receipts for our special voting shares, representing 96.6% of the voting power of all of our ordinary shares and special voting shares together as a single class.

The amounts and percentages of ordinary shares and special voting depository receipts beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities, and are based on the most recent information provided to the Company. Under the rules of the SEC, a person is deemed to be a “beneficial owner” of a security if that person has or shares voting power, which includes the power to vote or direct the voting of such security, or investment power, which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which such person has no economic interest. Except as otherwise indicated, each of the beneficial owners has, to our knowledge, sole voting and investment power with respect to the indicated ordinary shares and special voting depository receipts.

For purposes of the table below, we deem shares subject to options or warrants that are currently exercisable or exercisable within 60 days of June 30, 2016 to be outstanding and to be beneficially owned by the person holding the options or warrants for the purposes of computing the percentage ownership of that person but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person.

The Founding Shareholders own directly or indirectly 100% of the Special Voting Depository Receipts for Special Voting Shares pursuant to our Articles of Association, which entitles them to double voting rights (“Double Voting Rights”) in accordance with the terms of the Special Voting Agreement. In particular, for each ordinary share received in, or prior to, the 2014 Reorganization which the Founding Shareholders vote, they receive two votes because they hold special voting depository receipts, which are stapled to special voting shares, even though as a legal and technical matter, the ordinary and special voting shares are separate securities. Thus, the Founding Shareholders have control over votes on fundamental and significant corporate matters and transactions pursuant to the Special Voting Agreement. For a discussion of the Founding Shareholders’ voting rights, see “ITEM 7.B: Related Party Transactions—Agreements Relating to Our Shares—Special Voting Agreement.” Moreover, a description of any material relationship that our principal shareholders have had with us or any of our predecessors or affiliates within the past three years is included below under “ITEM 7.B: Related Party Transactions.”

Except as otherwise indicated, the business address for each of our shareholders listed below is c/o Cnova N.V., WTC Schiphol Airport, Tower D, 7th Floor, Schiphol Boulevard 273, 1118 BH Schiphol, The Netherlands.

e

Shares Beneficially Owned(1)
Special Voting
Depository Receipts for
	Ordinary Shares		Special Voting Shares
% of Total
Voting
Name of Beneficial Owner	Number	%	Number	%	Power
Major Shareholders:
Casino, Guichard-Perrachon S.A.(2)(3)(4)(6)	412,114,952	93.4%	412,114,952	100%	96.6%
Almacenes Éxito S.A.(4)(7)	221,140,883	50.1%	221,140,883	53.6%	51.8%
Dutch HoldCo(2)(4)(5)(7)	220,481,500	50.01%	220,481,500	53.5%	51.7%
Companhia Brasileira de Distribuição(4)(5)(7)	220,481,500	50.01%	220,481,500	53.5%	51.7%
Euris S.A.S.(3)	414,114,952	93.8%	412,114,952	100%	96.8%
Jean‑Charles Naouri(3)(6)	414,114,952	93.8%	412,114,952	100%	96.8%
Officers and Directors: (8)
Peter Estermann	—	—	—	—	—
Yves Desjacques	—	—	—	—	—
Silvio J. Genesini	*	*	—	—	*
Eleazar de Carvalho Filho	*	*	—	—	*
Ronaldo Iabrudi dos Santos Pereira	—	—	—	—	—
Didier Lévêque	—	—	—	—	—
Bernard Oppetit	*	*	—	—	*
Arnaud Strasser	—	—	—	—	—
Antoine Giscard d’Estaing	—	—	—	—	—
Emmanuel Grenier	—	—	—	—	—
Pascal Rivet	—	—	—	—	—
Steven Geers	—	—	—	—	—
Stéphane Brunel	—	—	—	—	—
All directors and executive officers as a group (13 persons)	*	*	*	*	*

*       Less than 1%.

(1)	Beneficial ownership interests as of June 30, 2016 are set forth on the basis of 441,297,846 ordinary shares and 412,114,952 special voting depository receipts for special voting shares outstanding.
(2)

Based on Amendment No.1 to the Schedule 13G filed by Casino, Guichard‑Perrachon, S.A. and other reporting persons on February 16, 2016. Includes 190,974,069 ordinary shares directly held of record by Casino and 190,974,069 special voting depository receipts for our special voting shares issued to Casino upon completion of the initial public offering; 659,383 ordinary shares held of record by Almacenes Éxito S.A. and 659,383 special voting depository receipts for our special voting shares issued to Almacenes Éxito S.A. upon the completion of the initial public offering; and 220,481,500 ordinary shares held of record by Dutch HoldCo and 220,481,500 special voting depository receipts for our special voting shares issued to Dutch HoldCo upon completion of the initial public offering. Casino is an indirect controlling shareholder of Almacenes Éxito S.A. and may, therefore, be deemed to be the beneficial owner of the ordinary shares and special voting depositary receipts for special voting shares held of record by Almacenes Éxito S.A. Additionally, following transactions described below in “—Significant Changes,” Casino holds, directly or indirectly, 54.8% of the equity securities and voting power of Almacenes Éxito S.A. See Notes (4) and (5) for more information on Dutch HoldCo.

(3)

Based on Amendment No.1 to the Schedule 13G filed by Casino, Guichard‑Perrachon, S.A. and other reporting persons on February 16, 2016, Mr. Naouri is the indirect controlling shareholder of Casino and may, therefore, be deemed to be the beneficial owner of 93.8% of our ordinary shares and 100% of our special voting depositary receipts for special voting shares. As of December 31, 2015: (i) Mr. Jean‑Charles Naouri held, directly or indirectly, 99.9% of the equity securities and 99.9% of the voting power of Euris S.A.S. (which is also a holder of record of 2,000,000 ordinary shares of Cnova), in each case including pursuant to a usufruct interest with respect to a 45% interest in Euris S.A.S. owned by his three children, entitling Mr. Naouri to all economic rights attached to such interest and all voting rights with respect to the allocation of profits; (ii) Euris S.A.S. held, directly or indirectly, 92.4% of the equity securities and approximately 92.4% of the voting power of Finatis S.A.; (iii) Finatis S.A. held, directly or indirectly, 89.3% of the equity securities and the voting power of Foncière Euris S.A.; (iv) Foncière Euris S.A. held, directly or indirectly, 55.3% of the equity securities and 71.3% of the voting power of Rallye S.A.; (v) Rallye S.A. held, directly or indirectly, 48.4% of the equity securities and 60.4% of the voting power of Casino, Guichard‑Perrachon S.A. Each of Casino, Guichard‑Perrachon S.A., Finatis S.A., Foncière Euris S.A. and Rallye S.A. is a public company with its shares traded on Euronext Paris. Each of Mr. Naouri, Euris S.A.S., Finatis S.A., Foncière Euris S.A. and Rallye S.A. may be deemed to beneficially own the 412,114,952 ordinary shares and the 412,114,952 special voting depository receipts for special voting shares beneficially owned by Casino, Guichard‑Perrachon S.A. Additionally, Mr. Naouri may be deemed to beneficially own the 414,114,952 ordinary shares and the 414,114,952 special voting depository receipts for special voting shares beneficially owned by Euris S.A.S. Each of Mr. Naouri and Casino, Guichard‑Perrachon’s indirect shareholders named in this footnote disclaims beneficial ownership in the ordinary shares and special voting shares owned of record by Casino, Guichard‑Perrachon S.A., Dutch HoldCo and Almacenes Éxito S.A., except to the extent of any pecuniary interest therein.

(4)

Based on Amendment No. 1 to the Schedule 13G filed by Companhia Brasileira de Distribuição and other reporting persons on February 16, 2016, Casino, Guichard‑Perrachon S.A. holds, directly or indirectly, 32.8% of the equity securities and 99.94% of the voting power of Companhia Brasileira de Distribuição. Companhia Brasileira de Distribuição is a public company with American depositary receipts representing its preferred shares traded on the New York Stock Exchange. Wilkes Participações S.A., a holding entity controlled by Casino, Guichard‑Perrachon S.A., holds 35.39% of the equity securities and 94.32% of the voting power of Companhia Brasileira de Distribuição, and Segisor SAS, also a holding entity controlled by Casino, Guichard‑Perrachon S.A., holds 2.11% of the equity securities and 5.62% of the voting power of Companhia Brasileira de Distribuição. In addition to Casino, Guichard‑Perrachon S.A., Almacenes Exito S.A., Wilkes Participações S.A. and Segisor SAS may be deemed to be the beneficial holder of 220,481,500 ordinary shares held of record by Dutch HoldCo and 220,481,500 special voting depository receipts for our special voting shares held by Dutch HoldCo. Each of Casino, Guichard‑Perrachon S.A., Almacenes Exito S.A., Companhia Brasileira de Distribuição, Wilkes Participações S.A. and Segisor SAS disclaims beneficial ownership in the ordinary shares and special voting depository receipts for our special voting shares owned by Dutch HoldCo, except to the extent of any pecuniary interest therein.

(5)

Based on Amendment No.1 to the Schedule 13G filed by Companhia Brasileira de Distribuição and other reporting persons on February 16, 2016, Companhia Brasileira de Distribuição holds, directly or indirectly, 53.2% of the equity securities and voting power of Lux HoldCo. Lux HoldCo holds 100% of the equity securities and voting power of Dutch HoldCo. Companhia Brasileira de Distribuição may be deemed to be the beneficial owner of 220,481,500 ordinary shares held of record by Dutch HoldCo and 220,481,500 special voting depository receipts for our special voting shares held of record by Dutch HoldCo. Companhia Brasileira de Distribuição disclaims beneficial ownership in the ordinary shares and special voting depository receipts for our special voting shares owned by Dutch HoldCo, except to the extent of any pecuniary interest therein.

(6)

As the indirect controlling shareholder of each of Casino, Guichard‑Perrachon S.A., Dutch HoldCo, Companhia Brasileira de Distribuição and Almacenes Éxito S.A., Mr. Jean-Charles Naouri may be deemed to have voting or investment control over each of the foregoing entities and the ordinary shares and special voting depositary receipts for special voting shares directly or indirectly owned by them. Mr. Naouri disclaims beneficial ownership in the ordinary shares and special voting depositary receipts for special voting shares owned directly or indirectly by each of Casino, Guichard‑Perrachon S.A., Dutch HoldCo, Companhia Brasileira de Distribuição and Almacenes Éxito S.A., except to the extent of any pecuniary interest therein.

(7)

Based on Amendment No.1 to the Schedule 13G filed by Almacenes Éxito S.A. on February 16, 2016, Almacenes Éxito S.A. is the holder of record of 659,383 ordinary shares and 659,383 special voting depository receipts for our special voting shares issued to it upon the completion of Cnova’s initial public offering. Almacenes Éxito S.A. is a public company with its shares traded on the Colombia Stock Exchange. In addition, because Almacenes Éxito S.A. holds indirectly 50.0% of the voting equity securities of Companhia Brasileira de Distribuição, representing 18.8% of the total capital of Companhia Brasileira de Distribuição, it may be deemed to be the beneficial owner of 220,481,500 ordinary shares held of record by Dutch HoldCo and 220,481,500 special voting depository receipts for our special voting shares held of record by Dutch HoldCo. Each of Almacenes Éxito S.A. and Companhia Brasileira de Distribuição disclaims beneficial ownership in the ordinary shares and special voting depository receipts for our special voting shares owned by Dutch HoldCo, except to the extent of any pecuniary interest therein.

(8)

Jean-Charles Naouri and Líbano Miranda Barroso are no longer directors as of August 28, 2015 and November 20, 2015, respectively. Fernando Tracanella, Germán Quiroga and Vitor Fagá de Almeida are no longer executive officers as of March 26, 2015, January 21, 2016 and June 10, 2016 respectively.

Significant Changes in the Ownership of Major Shareholders

Prior to our initial public offering, Jean‑Charles Naouri, as the indirect controlling shareholder of Casino, may have been deemed to be the beneficial owner of 100% of our ordinary shares and Dutch HoldCo, CBD and Via Varejo held 53.5% of our ordinary shares.

Following our initial public offering and the consummation of our Special Voting Agreement in November 2014, Mr. Naouri, as the indirect controlling shareholder of Casino, may have been deemed to beneficially own 93.9% of our ordinary shares and 100% of our special voting depository receipts for special voting shares, and Dutch HoldCo, CBD, and Via Varejo held 50.2% of our ordinary shares and 53.5%of our special voting depository receipts for special voting shares. For further discussion of the Special Voting Agreement, see “ITEM 7.B: Related Party Transactions – Agreements Relating to Our Shares - Special Voting Agreement.”

Following the restructuring completed in July 2015, by which Casino’s controlling stake in CBD was transferred to Éxito, Casino’s ownership in the equity securities of CBD fell from 41.3% to 32.8% and Éxito became an indirect beneficial owner of 50.01% of the voting equity securities of CBD, representing 18.8% of CBD’s total capital. As a result of this restructuring, Éxito is the indirect beneficial owner of 50.1% of our ordinary shares and Casino holds 54.8% of the equity securities and voting power of Éxito. For further discussion, see “ITEM 4.C: Organizational Structure—The Restructurings.”

Following a spin-off of Nova Pontocom completed in December 2015 and further described in “ITEM 4.C: Organizational Structure—The Restructurings,” Via Varejo continues to hold directly 43.9% of the ordinary shares of Lux HoldCo, the indirect beneficial owner of 50.01% of our ordinary shares via its 100% ownership of Dutch HoldCo. However, as a result of certain changes in governance arrangements resulting from the spin-off, Via Varejo no longer is deemed to beneficially own, directly or indirectly, more than 5% of our ordinary shares.

Record Holders

Based on a review of the information provided to us by our transfer agent, as of June 30, 2016, there were five record holders of ordinary shares, all of which were United States record holders together holding approximately 6.61% of our outstanding ordinary shares. The United States record holders included Cede & Co., the nominee of the Depositary Trust Company. The actual number of beneficial holders of ordinary shares is greater than this number of record holders because it includes beneficial owners whose shares are held in street name by brokers and other nominees.

B.          Related Party Transactions

The relationships we have with our Parent Companies, across areas such as purchasing, logistics and fulfillment, other operational areas and financing are an important part of our strategy and provide a significant competitive advantage.

Our Related Party Transaction Policy (the “RPT Policy”), in effect since the completion of our IPO, requires that all related party transactions be entered into on arm’s‑length terms and provides for the management of situations of potential conflicts of interest. The RPT Policy defines related party transactions as transactions between (i) Cnova (or any subsidiary of Cnova), on the one hand, and (ii) either (x) a direct or indirect holder (or deemed holder) of 10% or more of our issued ordinary share capital and/or voting rights in respect thereof or any subsidiary thereof (or any of their respective directors or officers or their immediate family members), or (y) a director or officer of Cnova, or any of their immediate family members, on the other hand.

Following the completion of our IPO, in order to enhance compliance with the RPT Policy on a going forward basis, we retained the services of Grant Thornton France to review the terms of our related party transactions or arrangements then in effect, including those in effect prior to our IPO but excluding the 2014 Reorganization related agreements and agreements relating to our shares identified below. Grant Thornton reviewed all material terms that it believed should be considered in determining whether a transaction is on arm’s‑length terms, including pricing, duration and termination provisions. Grant Thornton’s review was performed under International Standard on Assurance Engagements 3000 and concluded that no material element existed that would preclude the determination that (i) Cnova’s framework is appropriate for establishing related party transactions on arm’s‑length terms and reviewing and approving such transactions, (ii) the framework has been properly applied to the related party transactions reviewed by Grant Thornton and (iii) each such related party transactions was entered into on arm’s‑length terms, taking into account all material aspects of each transaction.

After this first review, Grant Thornton France reviewed certain of Cdiscount’s and Cnova Brazil’s  related party transactions for the fiscal year ended December 31, 2015, which were deemed significant based on amounts during that year or their strategic business stakes. In total, 20 related party transactions from Cdiscount and nine related party transactions from Cnova Brazil were identified and Grant Thornton tested material elements linked to each of these related party transactions’ invoicing processes, in particular pricing, invoicing frequency and payment deadline. This review was also performed under International Standard on Assurance Engagements 3000, and led to the conclusion that the related party transactions reviewed are operated at arm’s‑length terms, taking into account all material aspects of the tested transactions.

In addition, starting in the fiscal year ended December 31, 2015 and continuing to date, Grant Thornton has reviewed proposed transactions to ensure that such related party transactions are designed and will be entered into on arm’s‑length terms, taking into account all material aspects of each transaction and issues a report attesting that no material element existed which would preclude such related party transactions to be entered at arm’s‑length terms.

Based on several factors, including our experience in the business sectors in which we operate, the terms of our transactions with unaffiliated third parties and other market data, as well as the review conducted by Grant Thornton, we believe that all of the transactions described below meet the standards set forth in the RPT Policy.

The following is a description of material related party transactions, or series of material related party transactions, existing since January 1, 2015, to which we were, are currently or are proposed to be a party and in which the other parties included, include or are proposed to include our directors, executive officers, major shareholders or any member of the immediate family of any of the foregoing persons.

2014 Reorganization Related Agreements

Framework and IPO Agreement and Related Agreements

As part of the 2014 Reorganization, completed in late 2014, Casino, CBD, Via Varejo S.A., Nova Pontocom and Nova OpCo entered into the Framework and IPO Agreement, to which Cnova became a party on July 11, 2014. Subsequently, Éxito, Cdiscount Group, Germán Quiroga and another founder of Nova Pontocom became parties to the agreement. The Framework and IPO Agreement set forth the various steps undertaken in the 2014 Reorganization (described further in “ITEM 4.C: Organizational Structure—The 2014 Reorganization”), our governing documents, the structure of our board of directors and its committees and certain other matters related to our initial public offering. In addition to the Framework and IPO Agreement, we entered into other agreements with certain members of the Casino Group, including an agreement related to the contribution of shares of certain eCommerce companies to us, shareholders’ agreements with Éxito with respect to Cdiscount Colombia and Cdiscount LatAm and put and call arrangements related to the acquisition of Cdiscount Colombia and Cdiscount LatAm.

In connection with the 2014 Reorganization, Nova OpCo entered into an indemnification agreement (the “Original Indemnification Agreement”) with Nova Pontocom, pursuant to which Nova OpCo agreed to indemnify and hold Nova Pontocom harmless from damages arising from acts the operating assets and liabilities contributed to Nova OpCo in the 2014 Reorganization. Following the spin-off of Nova HoldCo approved on December 22, 2015, Nova HoldCo was liquidated. Pursuant to a draft amendment to the Original Indemnification Agreement, expected to be executed shortly after the filing of this annual report, Nova OpCo has agreed to indemnify CBD, Via Varejo and the former management and minority shareholders of Nova HoldCo for the above-referenced operating assets and liabilities covered by the Original Indemnification Agreement.

Management Undertakings Agreement

Finally, we entered into a management undertakings agreement with Mr. Germán Quiroga (appointed Cnova Brazil´s Chief Executive Officer on May 23, 2014) and Mr. Eduardo Khair Chalita (elected as member of the Board of Directors of Nova Pontocom on February 19, 2014), Nova Pontocom and Nova OpCo, pursuant to which Mr. Quiroga and Mr. Chalita each individually agree, for a period of 12 months after the later of the date on each executive resigns or is dismissed from the management team or the date on which he transfers his beneficial ownership of all of our shares, not to: (1) compete with Nova Pontocom, Cnova Brazil or us or join any of our competitors or provide services to any of our competitors or to acquire any equity interest or otherwise be linked to any of our competitors; or (2) induce any customer to purchase or sell products or services to or from any competitor, enter into any agreement with any competitor, terminate its relationship with us and our affiliates or assist or induce any entity associated with us and our affiliates to terminate their association with us or our affiliates. Mr. Quiroga resigned from his position as Chief Executive Officer of Cnova Brazil on February 1, 2016. With respect to Mr. Chalita, as a result of the liquidation of Nova Pontocom due to its spin-off approved on December 22, 2015, the term of office of Mr. Chalita as member of the Board of Directors of Nova Pontocom ended on the same date.

Restructuring Related Agreements

Sale of MonShowroom.com

On September 30, 2015, as part of our decision to focus on sites presenting strong operational synergies with our core business, the sale and transfer of shares of the company E-Trend S.A.S, owner of the website MonShowroom.com, from Cdiscount Group S.A.S. and Financière MSR to Monoprix, a Casino Group’s subsidiary with a strong fashion profile, was concluded. One law firm and one financial expert confirmed the fairness of the deal based on the following points: (i) the legal terms and conditions of the share purchase agreement and put and call options were in line with market practice; (ii) all terms and conditions were comparable to those of a transaction among independent parties; and (iii) the purchase price and earn-out for both the controlling interest and the minority interest were based on the fair market value of MonShowroom.

The Proposed Potential 2016 Transaction with Via Varejo

On May 12, 2016, we entered into a non-binding memorandum of understanding with Via Varejo regarding a possible reorganization of Cnova Brazil within Via Varejo. For further discussion, see “ITEM 4.C: Organizational Structure—The Proposed Potential 2016 Transaction with Via Varejo.”

Agreements Relating to our Shares

Special Voting Agreement

On November 24, 2014, we, the Voting Depository, Casino, CBD, Via Varejo, Éxito, Mr. Germán Quiroga, and Mr. Eduardo Chalita, with acknowledgment by Nova HoldCo, Lux HoldCo and Dutch HoldCo entered into Special Voting Agreement. This agreement includes the contractual terms of the Double Voting Right Structure as discussed in “ITEM 10.B: Articles of Association—Special Voting Shares, Special Voting Depository Receipts and Special Voting Depository.”

Pursuant to the Special Voting Agreement, the Special Voting Shares were automatically issued when our initial public offering was completed in November 2014. The Special Voting Agreement also provides for the non‑transferability of special voting depository receipts except to a Permitted Transferee as described in “ITEM 10.B: Articles of Association—Special Voting Shares, Special Voting Depository Receipts and Voting Depository,” and authorizes the Voting Depository to unilaterally cancel special voting depository receipts (for no compensation) in specified circumstances. The Special Voting Agreement also includes an acknowledgement of the terms and conditions (administratievoorwaarden, or the “Terms and Conditions”) of the Double Voting Right Structure by each initial holder of special voting depository receipts. The Special Voting Agreement further includes an irrevocable power of attorney from each initial holder of special voting depository receipts to the Voting Depository and Cnova for acts required under the Terms and Conditions or the Special Voting Agreement.

Pursuant to the Special Voting Agreement, the Voting Depository is to be granted a call option (the “Call Option”) to acquire newly issued special voting shares in the event of a capital increase of Cnova in which one or more Founding Shareholders (or their Permitted Transferees, as the case may be) participate(s). The Call Option will be an irrevocable right to subscribe for additional special voting shares, exercisable only by the Voting Depository. The Call Option will include circumstances in which the Voting Depository must exercise the Call Option. An issuance of special voting shares pursuant to the Call Option will not require prior authorization by our general meeting of shareholders. The Call Option will be non‑transferable and cannot be encumbered in any way. The Call Option will be perpetual in nature, exercisable on more than one occasion and cannot be cancelled unless and until the Double Voting Right Structure is abolished. The Call Option will give no right to subscribe for special voting shares to the extent that our authorized share capital would be exceeded, as set forth in our Articles of Association from time to time. The Special Voting Agreement includes an undertaking by us to ensure that our board of directors will propose an amendment to our Articles of Association in order to increase the number of special voting shares comprised in our authorized share capital if it appears that the Voting Depository will likely need to hold special voting shares in excess of the number of special voting shares issuable under our authorized share capital.

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

The Special Voting Agreement may be amended by the holders of special voting depository receipts by two‑thirds majority vote, with our consent. The holders of the special voting depository receipts may also terminate the Double Voting Right Structure by a two‑thirds majority vote.

We have not been made aware of any changes in this agreement to date.

Registration Rights Agreement

On November 25, 2014, the Founding Shareholders and certain other members of our management entered into a registration rights agreement with us. The registration rights agreement provides Casino and Dutch HoldCo with demand registration rights that can be exercised once per twelve‑month period and provides all shareholders party to the agreement with piggyback registration rights, which, in either case, if exercised, would impose on us an obligation to register for public resale with the SEC our ordinary shares that are held by such shareholders. The demand registration rights can be exercised at any time, and include requests to register ordinary shares on a shelf registration statement once we become eligible to file a registration statement on Form F‑3 or any successor or similar form and requests to effect takedowns from such shelf registration. The piggyback registration rights may be exercised when we propose to register any of our ordinary shares under the Securities Act by a preliminary prospectus, prospectus supplement or shelf registration statement (other than the registration statement we filed for our initial public offering, a registration on Form S‑8 or F‑4, or any successor or similar form relating to the ordinary shares issuable upon exercise of employee stock options or in connection with any employee benefit or similar plan or in connection with a direct or indirect acquisition by us of another entity). In each registration pursuant to the registration rights agreement, we are required to pay the registration expenses of the selling shareholders, other than underwriting discounts and commissions and applicable transfer taxes. In addition, we have agreed to indemnify the selling shareholders in any registration pursuant to the registration rights agreement against losses suffered by them in connection with any untrue or alleged untrue statement of a material fact contained in any registration statement, preliminary prospectus, final prospectus or summary prospectus or any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statement therein not misleading, except insofar as the same may be caused by or contained in any information furnished in writing to us by such selling shareholder for use therein.

Logistics and Fulfillment Agreements

Cdiscount Easydis Agreement

On January 24, 2013, Cdiscount entered into a logistics service agreement with Easydis S.A.S. (“Easydis”), which is an affiliate of Casino. Under the terms of the agreement, Easydis manages and operates the fulfillment center located in Andrézieux, France. Easydis handles receipt of inventory at the center, inspection of products from Cdiscount’s suppliers, storage of products, preparation of customer orders, management and conservation of inventory and shipping. The parties subsequently amended the agreement on May 16, 2014 to extend the scope of the services and on March 27, 2015 to provide for reviews of the pricing terms based on prevailing market rates.

The term of the agreement is six years, from June 1, 2014, until June 1, 2020. It is automatically renewable for successive six‑year periods.

Cdiscount Pick‑Up Point Agreements

Cdiscount has entered into a number of agreements, which have been amended from time to time, with members of the Casino Group relating to pick‑up point and related services provided to us by such related parties.

The agreements terminate on June 1, 2024, and will be automatically renewed for successive 10‑year periods unless terminated by either party with written notice sent two years prior to the expiration of the relevant period.

Cdiscount CCV Agreement

On July 16, 2013, Cdiscount entered into a logistics service agreement with CCV S.N.C. (“CCV”), a member of the Casino Group, as amended by two agreements dated May 16, 2014. Under the terms of the agreement, CCV provides logistics services to Cdiscount, including delivery in metropolitan France (excluding Corsica and related islands) to our customers of products purchased on our sites. CCV also provides CCV stores as Click‑and‑Collect locations for customers purchasing heavy or large products on our sites.

The agreement terminates on January 1, 2023, and is automatically renewable for successive 10‑year periods unless terminated by either party with written notice sent two years prior to the expiration of the initial period.

The parties are not entitled to transfer the agreement without the prior consent of the other party. Each party may also be entitled to terminate the agreement in case of change in the allocation of the share capital of the other party, or a transfer or merger of the other party.

Cnova Brazil Accommodation Agreements (Pick-Up Point Agreements)

Cnova Brazil has entered into a number of accommodation agreements for indeterminate term with CBD and Via Varejo pursuant to which CBD and Via Varejo allow Cnova Brazil’s customers to pick up their products directly at certain brick‑and‑mortar retail stores owned by CBD and Via Varejo. Other than payments related to their share of utilities in the agreements with Via Varejo, such as light and water, Cnova Brazil does not pay any fee for these arrangements. As of the date of this annual report, Cnova Brazil, CBD and Via Varejo are negotiating on an arm’s length basis a pick‑up point framework agreement to regulate the terms and conditions of this transaction.

Operational and Synergy Agreements

Cnova Brazil Operational Agreement

Pursuant to the Framework and IPO Agreement described above, on July 24, 2014, we entered into an amended Nova Pontocom Operational Agreement (the “Amended Operational Agreement”) with Nova OpCo, CBD, Via Varejo and Nova HoldCo. Following the spin-off of Nova Pontocom in December 2015, Nova HoldCo is no longer party to the Amended Operational Agreement. Under the agreement, Via Varejo must procure for Nova OpCo common products from its suppliers at the same price and on the same commercial terms and conditions as it procures such products for its own business. Additionally, the Amended Operational Agreement requires that CBD and Via Varejo conduct any eCommerce related activities in Brazil exclusively through Nova OpCo, and prohibits CBD and Via Varejo from purchasing any equity interest in any legal entity that operates eCommerce activities in Brazil. We are required to align our prices with Via Varejo S.A. with respect to certain products sold under Via Varejo and CBD’s brands (i.e., Casas Bahia, Extra and Ponto Frio). The Amended Operational Agreement also provides the Company and Nova OpCo with the right to use and exploit private labels or brands owned by Via Varejo and CBD (under the terms of the Trademark License Agreements entered into between Nova OpCo and Via Varejo and between Nova OpCo and CBD), provided that such use or exploitation complies with the strategy and positioning of such private label or brand by the party that develops and owns it. These license agreements cannot be transferred by Cnova Brazil to any third-party without the owner’s agreement.

The Amended Operational Agreement provides for a contractual advisory marketing and strategy committee of Nova OpCo (without corporate law status) that is responsible for supervising compliance with the Amended Operational Agreement, and that is comprised of members appointed by the Company, CBD and Via Varejo, each of which will report to the party that appointed such member.

The Amended Operational Agreement also provides for a payment of a fee by Nova OpCo to Via Varejo in an amount equal to 1.3% of the amount paid by Nova OpCo for purchases of any items from common suppliers. The payment of the fee is due during the period beginning on October 17, 2013 (the date of the original operating agreement) and ending five years after execution of the Amended Operational Agreement with a possible revision of the commercial parameters at the end of the third year. The agreement requires us to maintain appropriate levels of service for our eCommerce platforms.

Synergy Project with Via Varejo

Pursuant to the Amended Operational Agreement, the parties were to analyze the sharing of areas of their respective distribution centers, the segmentation of operations, optimization of processes and proper sharing of costs and expenses.  As part of this planning, Cnova Brazil entered into the arrangements described below in “—Cnova Brazil Real Estate Leases and Other Cost Sharing Arrangements.”

Cnova Brazil Real Estate Leases and Other Cost Sharing Arrangements

On May 13, 2011, Nova Pontocom, as sublessee, Casa Bahia Contact Center Ltda., as sublessor, and Casa Bahia Comercial Ltda., as intervening party, entered into a sublease agreement, as amended on October 1, 2011, for the sublease of certain real property in São Paulo, Brazil. Additionally, on November 27, 2014, Cnova Brazil and Via Varejo entered into a loan for use agreement by which Via Varejo subleased to Cnova Brazil real property located in Camaçari, Brazil.

In line with the Amended Operational Agreement and the synergy project developed thereunder, both of these lease agreements were terminated and replaced by free lease agreements between Cnova Brazil and Via Varejo pursuant to which Cnova Brazil may occupy and use Via Varejo distribution centers located in various Brazilian states.  For each distribution center, Cnova Brazil and Via Varejo also entered into an agreement for the apportionment of expenses and an agreement for the repayment of losses.

Each of the free lease agreements has a 12-month term and is automatically renewable for an equal period unless terminated by mutual agreement of the parties. The agreements for the apportionment of expenses are valid for 12 months from the date of execution, and are automatically and successively renewable for equal periods, unless earlier terminated by one of the parties with 90 days’ prior written notice. The compensation payable to Via Varejo will be determined based on the expenses incurred by Cnova Brazil.  Pursuant to the agreement for repayment of losses, Cnova Brazil or Via Varejo, as the case may be, is required to reimburse the other party and its affiliates from any losses arising from losses related to the agreement for apportionment of expenses.  In the event either party disagrees with the amount to be reimbursed, the reimbursing party shall pay the amount they agree with and provide a formal notice with the reasons why they disagree with the remaining amount to be paid.  Any amounts owed under the agreement for repayment of losses shall survive the termination or expiration of the agreement for the apportionment of expenses, until the obligation to indemnify the other party is performed.

As part of the Amended Operational Agreement described above, by no later than September 30, 2016, Cnova Brazil will terminate the previously-disclosed commercial lease agreement entered into on February 18, 2014, by Nova Pontocom (and later transferred to Nova OpCo following the 2014 Reorganization), as lessee, and Rec Log 411 S.A., as lessor, for the lease of a fulfillment center located in Rio de Janeiro, Brazil, and guaranteed by CBD.

Management Support and Strategic Advisory Agreement

On June 4, 2014, we entered into a management support and strategic advisory agreement with certain companies of the Casino Group pursuant to which the relevant Casino Group companies agree to provide certain management support services, including general management, planning, financial and treasury planning and control, human resources, institutional promotion, legal and tax and public relations, as well as strategic advisory services. In consideration for these support and advisory services, we agreed to pay fees on a pro‑rata basis from the date of the 2014 Reorganization through the end of the year. The fees are assessed on a cost plus basis, to be invoiced biannually. The estimated fees under the agreement are to be revised annually. To the extent that the relevant Casino Group companies incur costs or expenses either below or in excess of the estimated fee paid during the year, the relevant Casino Group companies will issue to us an additional invoice or a credit note. The management support and strategic advisory agreement is entered into for an indefinite term and may be terminated upon mutual consent, or by any party with 90 days’ prior written notice. Additionally, in the event of a material breach, the non‑breaching party may terminate the agreement with 15‑day prior written notice to the breaching party (unless the breach is cured during this period). The agreement may also immediately terminate in the case of liquidation or bankruptcy of any of the parties.

Cdiscount EMC Commercial Partnership Agreement

On May 14, 2014, EMC Distribution S.A.S. (“EMC”), the central purchasing entity for the Casino Group, and Cdiscount entered into a commercial partnership agreement, which was subsequently amended on March 27, 2015. Under this agreement, both parties undertake to implement buying synergies to increase the volume of everyday consumer goods ordered from certain suppliers. Each party also agrees to act on behalf of the other to negotiate the terms and conditions of certain frameworks agreements with suppliers. This agreement is effective until June 1, 2024, and is automatically renewable for another five‑year period unless terminated with an 18‑month prior notice.

DCF Commercial Partnership Agreements

On May 19, 2014, Cdiscount and Distribution Casino France (“DCF”) entered into two supply agreements, whereby DCF sells to Cdiscount Casino Group private label products and products from other suppliers and Cdiscount sells to DCF Cdiscount private label products and products from other suppliers. Pursuant to verbal binding agreements memorialized in draft agreements, the supply agreements were subsequently amended in 2015, to modify financial conditions. The agreements were subsequently amended on June 28, 2016 to detail and clarify financial conditions. Neither party has a purchase volume obligation under the agreements. Each party shall pay for the products “at cost” plus a decreasing margin (1.5% to 0%) depending on the portion represented by the purchasing entity purchase volume into the global non‑food purchase volume made by the purchasing entity and the supplying entity. The agreements terminate on June 1, 2024, and are automatically renewable for successive 10‑year periods unless terminated by either party with written notice sent two years prior to the expiration of the initial period.

DCF Purchasing Synergies

On June 30, 2015, Cdiscount and DCF entered into a Purchase Synergy Agreement, whereby DCF, due to lower volumes compared to Cdiscount volumes, remunerates Cdiscount for the purchase conditions obtained through such grouped purchases for non-food products. DCF pays commission to Cdiscount at a rate based on the respective volumes purchased by DCF and Cdiscount compared to the total volume with common suppliers. In particular, (i) when DCF share in total volume is less than 20%, then the rate is at 1.5% of the total volume; (ii) when DCF share in total volume is between 20% and 35%, the rate is at 0.7%. If DCF share in total volume is higher than 35%, no remuneration is due. The agreement terminates on January 1, 2025, and is automatically renewable for successive five‑year periods unless terminated by either party with written notice sent two years prior to the expiration of the initial period.

Exito’s Operational Service Agreement—Cdiscount Colombia

On March 27, 2015, Éxito and Cdiscount Colombia entered into an Operational Services Agreement, which includes the rendering of purchase, logistics, shipping (including pick-up point services), back‑office IT license and maintenance agreement, and back offices services such as accounting, audit, legal and human resources, real estate management and marketing. The prices for each service rendered were determined depending on the type of service, on an arm’s-length basis, as legally required under Colombian law. The agreement, which took effect on January 1, 2015, is valid for one year and is automatically renewable for successive 1‑year periods unless terminated by either party with a 3-month written prior notice.

Cross Canal Agreement with Distribution Leader Price

Pursuant to certain verbal arrangements between Cdiscount and Distribution Leader Price, which will be duly memorialized shortly after the filing of this annual report, Cdiscount agrees to sell products to Leader Price and to render related services to Leader Price. These products are sold by Leader Price in Leader Price’s stores. The fees to be paid for the services rendered are based on market prices.

Tab Agreements with LPE and DCF and Alimentaire Express Agreement with Franprix

On June 30, 2015, Cdiscount entered into two agreements, one with DCF and one with Leader Price Exploitation, pursuant to which Cdiscount designed, created and maintained a tab on its website dedicated to the DCF eCommerce site “Casinodrive” and the Leader Price eCommerce site “Leaderdrive,” respectively. In 2015, Cdiscount earned a total €2.6 million upfront payment that was accounted in Cdiscount’s first-half 2015 net sales and 10% of the sales generated on the drive sites accessed through the Cdiscount tabs. Both agreements were terminated in December 2015 due to Cdiscount’s decision to concentrate its food offer in a single channel, by entering into the Alimentaire Express Agreement with Franprix Holding S.A.S. (“Franprix Holding”).

Under the Alimentaire Express Agreement, a verbal arrangement entered into by Cdiscount and Franprix Holding and expected to be duly memorialized shortly after the filing of this annual report, Cdiscount maintains features on its website to allow customers to order food products and Franprix Holding sells and delivers the products to the customers’ homes on an express basis via its network of stores. The delivery time is an hour and a half or such longer time period agreed with the purchaser.The initial territory covered by the express food delivery service is Paris and Neuilly sur Seine. Cdiscount and Franprix Holding may agree to extend the initial territory. Under the agreement, Franprix Holding guarantees that its stores registered pursuant to the agreement comply with the required quality standards of products sold to consumers and the timely delivery service.

The agreement is effective as of December 1, 2015 and is valid for an indefinite period. Financial conditions are based on Cdiscount’s marketplace commissions system. The parties agreed on a six-month free commission period followed by decreasing commissions depending on the number of products offered.

Financing Agreements

Cdiscount Banque Casino Cooperation Agreement

On December 30, 2011, Cdiscount and Banque Casino, a French credit institution of which Casino and Crédit Mutuel S.A. each own 50.0% of the share capital, entered into a cooperation agreement. The agreement provides for the development, distribution and promotion in French metropolitan areas, exclusively for Cdiscount’s customers, via Cdiscount’s sites or other channels of marketing and distribution used by Cdiscount, certain financial products and services offered by Banque Casino. This agreement is effective until December 30, 2016 and is automatically renewable for a 5‑year period unless terminated by either party with written notice sent 18 months prior to the expiration of each period.

Cdiscount and Banque Casino amended the agreement on December 20, 2012, and June 28, 2013, to entrust Banque Casino with the distribution and the management of financial services relating to the payment‑in‑installments option offered on Cdiscount’s sites, whereby customers are subject to the general terms and conditions of Banque Casino.

On December 15, 2015 and December 16, 2015, the parties amended the agreement to reallocate the financial services provided by Banque Casino to Cdiscount (in-house). After this, the agreement changed substantially since the payment-in-installments plan is now managed by Cdiscount. Under the new conditions, Cdiscount offers the credit to customers who opt for the payment-in-installments plan and sells the respective receivables to Banque Casino. Banque Casino, in turn, pays the full purchase price, assumes substantially all of the credit risk for the installments payments beyond agreed-upon risk levels for Cdiscount and earns a fee for it.

Cartes et Crédits Joint Venture Agreement

On June 13, 2012, Cdiscount, Banque Casino and C2C‑Cartes et Crédits à la Consommation SA a subsidiary of Crédit Mutuel S.A. (“Cartes et Crédits”) created an unincorporated joint venture in order to gather the resources required for their partnership and to share the profits and losses of the common activity regarding Cdiscount customers.

On the basis of their contribution, the allocation of the interests in the joint venture is 55% for Banque Casino, 40% for Cdiscount and 5% for Cartes et Crédits. The profits and the losses of the joint venture are shared by the stakeholders, it being specified that specific rights in such sharing are allocated among the stakeholders.

The manager of the joint venture is Banque Casino. The duration of the joint venture is 99 years from January 1, 2012. The joint venture shall be dissolved in case of the termination of the cooperation agreement dated December 30, 2011, described above, or at the request of a stakeholder, with six months’ prior notice, if the participation of Cartes et Crédits and/or its affiliates in the share capital of Banque Casino falls below 34%.

In June 2015, Cdiscount notified Banque Casino of its decision to cease the contract at its term in December 2016, opening therefore a period for renegotiation of the terms of a new contract.

Cash Pooling Agreements

On July 1, 2014, Cnova entered into a Current Account Agreement with Casino Finance International (previously named Polca Holding S.A.), a member of the Casino Group and the centralizing entity of a cash pool implemented among certain members of the Casino Group. Certain of Cnova’s European subsidiaries, including Cdiscount, Cdiscount Group and Cdiscount International, also acceded to the Current Account Agreement, respectively on August 1, 2014, October 17, 2014 and August 1, 2014. The purpose of the current account agreement is to improve the management of the parties’ working capital through: (i) obtaining cash advances from Casino Finance International to Cnova and its European subsidiaries and (ii) making Cnova and its European subsidiaries’ cash surplus available to Casino Finance International. The parties have acknowledged that the cash flows under the agreement is driven by a common economic, social or financial interest in accordance with the global policy developed for the whole Casino Group and will take into account the interest of each party. The current accounts are designed to record the cash flows between the parties on a daily basis, with all recorded claims netted off on a continuous basis, resulting in a single account balance. In connection with the increase of our net sales from the year ended December 31, 2013 to the year ended December 31, 2014, and working capital needs associated with our growth, the current account agreement between Cnova and Casino Finance International was amended on March 11, 2015 to increase the maximum size of the cash pool from €70 million to €250 million. There is no cap on the size of any given drawing from the cash pool. Taking into account Cnova and its European subsidiaries that have acceded to the current account agreement, the maximum size of the cash pool increased from €260 million to €440 million.

Interest accrues on a daily basis (but does not compound). Interest is calculated on a monthly basis at a rate equal to the monthly average of the EONIA per annum plus a margin of 0.50% if the cash balance is in favor of Casino Finance International and a margin of 0.25% if the cash balance is in favor of Cnova and its European subsidiaries. Accrued interest is due and payable on the last date of each calendar month.

The term of the agreement is indefinite. Each party is entitled to terminate the agreement at any time subject to ten days’ prior written notice. Each agreement immediately terminates if Casino no longer controls, directly or indirectly, Casino Finance International or Cnova or its European subsidiaries, as the case may be, or in case of bankruptcy of a party.

Casino Finance International, and the Casino Group entities participating in the cash pool including Cnova and certain of its European subsidiaries, are parties to a service agreement dated November 25, 2013, as amended from time to time, with Société Générale S.A. in order to implement the cash pool and ensure automatic cross‑border cash centralization between each participating company and Casino Finance International as the pool leader. The agreement has been entered into for an indefinite period of time. Société Générale S.A. or Casino Finance International may terminate the agreement at any time subject to a 30‑day notice period.

Apple Corporate Guaranty

On April 29, 2014, CBD and Apple Computer Brasil Ltda. (“Apple Brasil”) entered into a corporate guaranty agreement by which CBD absolutely and unconditionally guaranteed Nova Pontocom’s and Via Varejo’s obligations under certain agreements entered into with Apple Brasil (the “Reseller Agreements”) governing the purchase and sale of goods and credit services provided by Apple Brasil to Nova Pontocom and Via Varejo, as well as any similar future agreements to be entered into between Apple Brasil and Nova Pontocom and/or Via Varejo. The guaranteed amount, in the case of the obligations of Nova Pontocom, was R$80 million. Following the 2014 Reorganization, this agreement was transferred from Nova Pontocom to Cnova Brazil. This corporate guaranty agreement will remain in force until (i) the fulfillment of the secured obligations of Cnova Brazil under the Reseller Agreements or (ii) CBD fulfils all of its obligations under the agreement. CBD may terminate the agreement at any time subject to a 60‑day notice period, provided that CBD pays all the debts arisen from invoice issued under the Reseller Agreements within a 60‑day notice period.

Guarantee Framework Agreement

On May 10, 2016, CBD and Cnova Brazil entered into a Guarantee Framework Agreement, as subsequently amended. The agreement provides for a fee to be charged by CBD on market terms in consideration for CBD’s future and existing guarantees of the obligations of Cnova Brazil under financial agreements, lease agreements and commercial agreements with third parties.

This agreement will remain in force until all debts have been paid by Cnova Brazil or until CBD is released from the guarantee. Either party may terminate the agreement with 90 days’ prior written notice period. If the termination is requested by CBD and Cnova Brazil is unable to replace the guarantees within a 90‑day period, (i) the agreement will remain in force until the guarantees are replaced and (ii) CBD’s fees will remain in force, without the application of a discount provided in the agreement. CBD waives fees in connection with its guarantee under certain lease agreements, so long as by September 30, 2016, Cnova Brazil terminates and/or does not renew these lease agreements or the CBD guarantee is replaced by a new guarantee.

Side Letter Agreements Related to CBD Corporate Guarantees

Between January and April 2016, Cnova Brazil and CBD entered into various side letter agreements enabling Cnova Brazil to access new financings/loans with financial institutions: (i) a loan agreement between Cnova Brazil and Banco Bradesco Europa S.A.; (ii) a loan agreement between Cnova Brazil and Banco Santander S.A. (iii) an increased credit limit in an existing overdraft account with Banco Santander S.A.; and (iv) the renewal of an agreement for the opening of documentary credit for the payment of imported goods with Banco Santander S.A. See “ITEM 5.B: Liquidity and Capital Resources” for further discussion of these financing agreements. These side letter agreements were provided for the payment of a semi-annual fee by Cnova Brazil to CBD  in connection with corporate guarantees provided by CBD.

Licensing Agreements

License Agreements

Pursuant to the Framework and IPO Agreement, on July 24, 2014, we entered into several license agreements. Under these license agreements, the trademarks, “Extra,” “Casas Bahia,” and “Ponto Frio” are licensed by CBD and Via Varejo to Nova OpCo. Nova OpCo was granted a right of use of the domain names “extra.com.br,” “casasbahia.com.br” and “pontofrio.com.br” in separate authorization letters subject to the same terms and conditions as the license agreements. These license agreements have an initial term of 20 years and are automatically renewable for a period of ten years thereafter. In the event we breach this obligation, we are required to comply with the remedies provided in the agreement. Either party to the applicable license agreement has the right to terminate immediately upon written notice to the other party in the event that the other party becomes insolvent, files for bankruptcy or is the subject of an involuntary bankruptcy proceeding. In the event that either party terminates the agreement, then without prejudice to the non‑breaching party’s right to seek specific performance and damages, the breaching party is required to pay a fine to the non‑breaching party in the amount of R$50.0 million per trademark under each agreement. We are required to pay a one‑time licensing fee of R$100,000 each to CBD and Via Varejo.

Cdiscount Finlandek Trademark License Agreement

Pursuant to a licensing agreement dated May 16, 2014, Casino has granted a non‑exclusive license to Cdiscount for the use of the Finlandek trademark in order to manufacture, distribute, trade, promote and sell certain products in France. Under the terms of the agreement, the license was granted for free until March 1, 2016. For periods thereafter, the parties have agreed to negotiate in good faith the amount of royalties to be paid by Cdiscount to Casino.

The agreement terminates on February 29, 2024, and is automatically renewable for successive ten‑year periods unless terminated by either party with written notice sent two years prior to expiration of the initial period.

The agreement will automatically terminate if Cdiscount is no longer part of the Casino Group. In case of termination, other than resulting from the fault of Cdiscount, Cdiscount will be entitled to distribute its remaining Finlandek inventory for 12 months.

Other Corporate Agreements

Cdiscount Go Sport Agreement

On November 19, 2012, Cdiscount entered into a development and management agreement for an online sales platform and fulfillment services related to this platform with Go Sport France S.A. (“Go Sport”), a French listed company that manufactures and distributes sports products and is controlled by Rallye, the controlling shareholder of Casino. Under the agreement, Cdiscount provided the following services to Go Sport: (i) development, maintenance and continuing operation of the eCommerce platform designed and developed by Cdiscount for the needs of Go Sport, (ii) logistics services, including reception and storage of products supplied by Go Sport or its vendors, shipment and delivery of the products, and processing of customer orders, (iii) customer support services, such as management of client requests and returns and (iv) reporting on the services rendered under the agreement. This agreement was terminated on

May 12, 2015, with effect from November 19, 2015. The parties are currently negotiating the terms and conditions of a new agreement for the implementation of a new platform, which will be memorialized after the filing of this annual report.

Cdiscount’s compensation under the agreement was based on the annual turnover of the platform and varies based on Go Sport’s annual revenues from the platform, with a minimum annual amount. In addition to the variable compensation paid by Go Sport to Cdiscount, the agreement provided for payments to be made to Cdiscount on account of maintenance services, specific third‑party services and logistics and transport services.

Cdiscount Casino International Agency Agreement

Cdiscount and Casino International S.A.S. (“Casino International”), entered into an agency agreement that became effective on January 10, 2008. Under the terms of the agreement, Casino International, on an exclusive basis, (i) negotiates and sells on behalf of Cdiscount, but through International Retail and Trade Services (“IRTS”), a Swiss subsidiary of Casino acting itself as agent of Casino International, to international suppliers and small and medium sized companies, services offered by Cdiscount such as marketing studies and the sale of data; (ii) advises Cdiscount notably on international synergies and (iii) collects the sums paid by international suppliers and small and medium‑sized companies for services sold by Casino International on behalf of Cdiscount.

Under the terms of the agreement, Cdiscount reimburses Casino International each fiscal year for a portion of the expenses set forth in the financial statements of Casino International for the previous fiscal year.

Casino International undertakes to pay Cdiscount all the sums it collects on behalf of Cdiscount from international suppliers and small and medium sized companies for the services rendered by Cdiscount (after having retained its own remuneration). Subject to Casino International’s and IRTS’ prior consent, Cdiscount may directly invoice the international suppliers or small and medium sized companies and collect the applicable payments.

The agreement is automatically renewable each year for successive one‑ year periods unless terminated by either party with three months’ notice. Each party may terminate the agreement (i) in case of insolvency of a party or dissolution of IRTS, (ii) with 30 days’ notice in case of uncured breach and (iii) with three‑months’ notice in the following cases: change in the shareholding structure of Cdiscount leading to a decrease of the direct or indirect participation of Casino in Cdiscount, or the sale of the share capital or the business of Cdiscount to a third party outside of the Casino Group.

Pursuant to a verbal arrangement entered into on March 27, 2015, effective as of January 1, 2015, this agreement has been extended to benefit certain additional Cnova subsidiaries, certain of which were disposed of since that date. For more information, see “ITEM 4.C: Organizational Structure—The Restructuring.”

EMC Distribution Supply Agreement

On May 19, 2014, Cdiscount and EMC entered into a supply agreement, whereby EMC sells to Cdiscount imported Casino Group private label products and imported products from other suppliers. Cdiscount has no purchase volume obligation under the agreement.

Neither party is entitled to assign its rights and advantages under the agreement without the prior written consent of the other party. The agreement terminates on June 1, 2024, and is automatically renewable for successive 10‑year periods unless terminated by either party with written notice sent 18 months prior to expiration of the initial period.

Cdiscount—Saint Mard 1 Warehouse

Pursuant to certain verbal arrangements, Distribution Franprix S.A. entered into a sublease agreement with Cdiscount for the sublease of approximately 50,000 square meters of a warehouse in Saint Mard, France. This sublease commenced on December 15, 2014 and provided for a fixed monthly rent per square meter to be readjusted annually.

The agreement with Distribution Franprix terminated on February 29, 2016, and Cdiscount entered into a lease agreement for the same space directly with a lessor, Goodman Saint Mard 1 Logistics (France) (“Goodman Saint Mard”). Goodman Saint Mard is not a related party of us. The current lease with Goodman Saint Mard, which took effect on March 1, 2016, has a term of 11 years and eight months, and may be terminated on its ninth anniversary subject to a termination payment by Cdiscount as lessee. The annual rent is approximately €2.6 million  (excluding taxes and charges), subject to indexation, which may be reduced by approximately €7.0 million spread over the duration of the lease.

Cdiscount brand image use agreements

Cdiscount and DCF entered into an agreement on December 19, 2014 whereby Cdiscount grants DCF with the right to use its “low price” brand image within its network in order to support DCF in its aim to grow market share.  The fees to be paid by DCF for use of Cdiscount’s brand image shall be defined on an annual basis depending on services rendered and market practice. The agreement is effective from January 1, 2014. Each party may terminate the agreement at any time with six months’ prior notice and each party may terminate with 30 days prior notice in the case a party does not remedy a breach notified by the other party. The parties are currently negotiating an amendment to the agreement in order to determine the amounts to be paid by DCF for the year 2015 and to fix the pricing terms applicable for the following years, including 2016.

On March 27, 2015 Cdiscount and Franprix Leader Price Holding on behalf of certain of its subsidiaries (“FP LP Holding”), entered into an agreement under which Cdiscount granted FP LP Holding the right to use its “low price and non‑food retailer” brand image within its network in order to support Leader Price’s aim to launch sales of non-food products and grow market share. The fees to be paid by FP LP Holding under this arrangement will be set annually based on prevailing market rates. The agreement is effective from January 1, 2015 and has been entered into for an indefinite period of time. The parties are currently negotiating an amendment to the agreement to determine the amounts to be paid for the year 2015 and to fix the pricing terms applicable for the following years, including 2016.

Agreements with Directors and Officers

We have entered into indemnification and insurance agreements with our directors and certain of our executive officers. For further discussion, see “ITEM 6.C: Board Practices—Indemnification and Insurance of Office Holders.” We and our subsidiaries have also granted various forms of equity‑based compensation to certain executives and directors of our company and/or our subsidiaries. For further discussion, see “ITEM 6.B: Compensation—Equity Incentive Plans.”

C.          Interests of Experts and Counsel

Not applicable.

Item 8.  FINANCIAL INFORMATION

A.          Consolidated Statements and Other Financial Information

Consolidated Financial Statements

We have appended our consolidated financial statements at the end of this annual report, starting at page F-2.

Legal Proceedings

From time to time, we may be party to litigation or subject to claims incident to the ordinary course of business. These lawsuits may divert our management’s attention from our ordinary business operations, and we may incur significant expenses associated with them (including, without limitation, substantial attorneys’ fees and other professional advisor fees and obligations to indemnify certain current and former officers or directors).

The outcome of litigation and other legal matters is always uncertain. However, the Company believes it has valid defenses to the legal matters currently pending against it, is defending itself vigorously and has recorded accruals determined in accordance with IFRS, where appropriate. In making a determination regarding accruals, using available information, we evaluate the likelihood of an unfavorable outcome in legal or regulatory proceedings to which we are a party and record a loss contingency when it is probable a liability has been incurred and the amount of the loss can be reasonably estimated. These subjective determinations are based on the status of such legal or regulatory proceedings, the merits of our defenses and consultation with legal counsel. Actual outcomes of these legal and regulatory proceedings may materially differ from our current estimates. It is possible that resolution of one or more of the legal matters currently pending or threatened could result in losses material to our consolidated results of operations, liquidity or financial condition. To date, none of these types of litigation matters has had a material impact on our operations or financial condition. We have insured and continue to insure against most of these types of claims. A judgment on any claim not covered by, or in excess of, our insurance coverage could materially adversely affect our financial condition or consolidated results of operations.

Cnova

We, certain of our current and former officers and directors, and the underwriters of our initial public offering have been named as defendants in a securities class action asserting claims arising out of the subject matter of the internal review at Cnova Brazil, including issues related to inventory management. The action consolidates three separate class actions that were brought on January 15, 2016, January 20, 2016 and January 22, 2016, respectively. On April 15, 2016, those cases were consolidated in the United States District Court for the Southern District of New York, and captioned as In re Cnova N.V. Securities Litigation, Case No. 16-CV-444. On June 13, 2016, an amended consolidated complaint was filed in that consolidated case on behalf of a putative class alleging a violation of Section 11 of the Securities Act by us and the underwriters of our initial public offering and alleging a violation of Section 15 of the Securities Act by certain of our officers and directors. Factually, the lawsuit alleges a number of material misstatements and omissions in our registration statement on Form F-1 filed with the SEC in connection with our initial public offering, concerning, among other issues, our net sales and other financial information. We are unable at this time to predict the extent of our potential liability in these matters, including what, if any, parallel action the SEC might take as a result of the facts at issue in these matters or the related internal review conducted by us and the advisors retained by our board of directors. Depending on the outcome of the class action lawsuit, we may be required to pay a significant amount of monetary damages and/or incur other penalties or sanctions, some or all of which may not be covered by insurance. In addition, under certain agreements, we have an obligation to indemnify certain of our current and former officers and directors and the underwriters of our initial public offering in relation to these matters, and we may not have sufficient coverage under directors’ and officers’ or other insurance policies to cover our costs, in which case our business, results of operations, financial condition or price of our ordinary shares may be materially and adversely affected.

Accordingly, the ultimate resolution of these matters could have a material adverse effect on our business, financial condition, results of operations and cash flows. In addition, there is the potential for additional shareholder litigation and/or governmental investigations, and we could be similarly materially and adversely affected by such matters. Any existing or future shareholder lawsuits and/or governmental investigations and/or any future governmental enforcement actions could also adversely impact our reputation and our relationship with our customers, which may in turn have a material adverse effect on our business, results of operations, cash flows, financial condition or the price of our ordinary shares.

Cdiscount

On March 18, 2015, a French competitor brought an action against Cdiscount before French courts alleging, in substance, that certain “flash sales” organized by Cdiscount as well as certain promotional offers based on “crossed out prices” of Cdiscount constitute unfair commercial practices under French law. The claimant requests the court to decide that such practices constitute unfair commercial practices and to order Cdiscount to cease the alleged unfair commercial practices. As of the time of this filing, this lawsuit is ongoing. While the outcome of litigation is inherently uncertain, the Company believes it has reasonable arguments to succeed in the litigation and plans to vigorously defend itself against this action. Nevertheless, actual outcome of this legal proceeding may materially differ from our current estimates.  It is possible that resolution of one or more of the legal matters currently pending or threatened could impact our consolidated results of operations, liquidity or financial condition. To date, none of these types of litigation matters has had a material impact on our operations or financial condition.

Furthermore, a case was pending before the Supreme Court of France related to Cdiscount’s compliance with applicable law regarding methods of determining price reductions. Cdiscount believed it complied with the relevant European Union law on price reductions and argued in the lower courts that French regulations in this area are more restrictive than allowed by European Union law. The Supreme Court rendered its decision on March 8, 2016, and Cdiscount achieved a satisfactory outcome in this case. In March 2015, the French Government changed the applicable regulation to be compliant with the relevant European Union law on price reductions. Based on this new regulation, the French administration has initiated a control on the way Cdiscount determines price reductions. Cdiscount believes it complies with new French regulation and with European Union law. Nevertheless, as the French regulation is new, no assurances can be given that Cdiscount will succeed on its claim and pass this control, and an adverse result could have a negative impact on Cdiscount.

In February 2016, the CNIL initiated a control regarding Cdiscount’s compliance with French privacy regulation. In its control, the CNIL identified non-compliance by Cdiscount limited to (i) Cdiscount’s failure to implement security measures for certain consumer data and (ii) the absence of a defined duration for retention by Cdiscount of certain consumer data. Cdiscount has taken steps to remedy such issues. Such procedure before the CNIL is pending and we cannot guarantee that it will not result in a warning.

Cnova Brazil

In 2014 and 2015, Cnova Brazil was charged by the tax authorities of the State of Pará, Brazil for failure to make certain ICMS payments in connection with the sale of various items, including mobile phones, electrical materials and smart cards. On December 31, 2015, the sum of these charges amounts to R$19 million. The Company is disputing the tax authorities’ charges at both the administrative and court levels, and a final decision has not been reached yet. There are no recorded accruals for these lawsuits.

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

B.          Significant Changes

No significant changes have occurred since December 31, 2015, except as otherwise disclosed in this annual report.

Item 9.  THE OFFER AND LISTING

A.           Listing Details

Our ordinary shares have been quoted on NASDAQ under the symbol “CNV” since November 20, 2014. Prior to that date, there was no public trading market for our ordinary shares. Our IPO was priced at $7.00 per share on

November 20, 2014. On January 23, 2015, we completed a secondary listing of our ordinary shares on Euronext Paris under the symbol “CNV” without issuing or offering any new equity capital.

We entered into a market‑making agreement with Kepler Cheuvreux on February 2, 2015, under which Kepler Cheuvreux provides market liquidity for the ordinary shares of Cnova on the regulated market of Euronext Paris. The agreement has a one‑year term which is automatically renewable.

We have also entered into a liquidity service agreement with Exane BNP Paribas on May 18, 2015, under which Exane BNP Paribas provides market liquidity for our ordinary shares on the same market. The agreement was valid until December 31, 2015, and is renewed tacitly for successive periods of 12 months, unless it is terminated by either party.

Both Kepler Cheuvreux and Exane BNP Paribas conduct their activities, for their own account and at their own risk, independently of, without influence by, and without any resources from Cnova.

The following table sets forth the high and low daily closing prices for our ordinary shares as traded on the NASDAQ Global Select Market, in U.S. dollars, and for our ordinary shares as traded on the Euronext Paris, in euros, as reported by Bloomberg LP.

	NASDAQ
	Global Select
	Market		Euronext Paris
Annual	High	Low	High	Low
2016 (through June 30)	$5.20	$2.15	€4.63	€2.00
2015	8.49	2.28
2015 (January 23 through December 31)			6.54	2.14
2014	8.19	6.86	—	—

	NASDAQ
	Global Select
	Market		Euronext Paris
Quarterly	High	Low	High	Low
Second Quarter 2016	$5.20	$2.97	€4.63	€2.56
First Quarter 2016	3.00	2.15	2.66	2.00
Fourth Quarter 2015	3.47	2.28	3.21	2.14
Third Quarter 2015	5.61	3.01	5.07	2.79
Second Quarter 2015	6.56	5.46	6.32	5.02
First Quarter 2015	8.49	5.46	—	—
First Quarter 2015 (January 23 through March 31)	—	—	6.54	5.00
Fourth Quarter 2014 (November 20 through December 31)	8.19	6.86	—	—

	NASDAQ
	Global Select
	Market		Euronext Paris
Most Recent Six Months:	High	Low	High	Low
June 2016	$5.20	$4.95	€4.63	€4.44
May 2016	5.19	3.31	4.59	2.92
April 2016	3.50	2.97	3.30	2.56
March 2016	3.00	2.15	2.66	2.00
February 2016	2.55	2.20	2.34	2.03
January 2016	2.44	2.18	2.28	2.02

B.           Plan of Distribution

Not applicable.

C.           Markets

See “Listing Details” above.

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

B.     Articles of Association

        Our Company is registered with the Dutch Trade Register of the Chamber of Commerce (handelsregister van de Kamer van Koophandel) under number 60776676. Our corporate seat is in Amsterdam, the Netherlands, and our registered office is WTC Schiphol Airport, Tower D, 7th Floor, Schiphol Boulevard 273, 1118 BH Schiphol, The Netherlands.

Dividend Rights

                To the extent any profits remain after reservation by our board of directors, a preferred dividend accrues on the special voting shares to an amount equal to one percent (1%) of the aggregate nominal value of the special voting shares that are issued and not held by the Company itself, which amount will not be distributed to the Voting Depository (the sole holder of the special voting shares) but will be added to a special dividend reserve of the Company. Any profits remaining thereafter will be at the disposal of our general meeting of shareholders (being the corporate body, or where the context requires so, the physical meeting, the “General Meeting”) for distribution to the holders of ordinary shares in proportion to the aggregate nominal value of their ordinary shares, subject to a proposal of the board of directors to that effect.

Liquidation Rights

        Pursuant to our Articles of Association, upon liquidation of the Company, any liquidation surplus will be distributed to the holders of ordinary shares in proportion to the aggregate nominal amount of ordinary shares held by each of them. The special voting shares are not entitled to any liquidation surplus. For a more detailed description of the rights attached to the special voting shares and the role of the Voting Depository, see “—Special Voting Shares—Special Voting Depository Receipts and Voting Depository.”

Liability of Shareholders

        A shareholder, by reason only of its holdings in the Company, is obligated to pay up on the shares issued to it, but will not become personally liable for legal acts (rechtshandelingen) performed in the name of the Company and will not be obliged to contribute to losses of the Company in excess of the amount which must be paid up on the shares issued to it.

Issuance of Shares and Pre-emptive Rights

Under Dutch law, shares are issued and rights to subscribe for shares are granted pursuant to a resolution of the General Meeting. The General Meeting may delegate to our board of directors (or another body) the authority to issue new shares or grant rights to subscribe for shares. Such delegation can be granted and renewed, in each case for a period not exceeding five years.

     The authority to issue shares and to grant rights to subscribe for shares was most recently delegated to our board of directors at our annual General Meeting held on June 29, 2016, when our General Meeting irrevocably authorized our board of directors to resolve to issue up to the maximum number of authorized ordinary shares and special voting shares stipulated from time to time in our Articles of Association for a period of five years as of June 29, 2016.

     Under Dutch law, in the event of an issuance of ordinary shares or granting of rights to subscribe for ordinary shares, each holder of ordinary shares will have a pro rata pre-emptive right in proportion to the aggregate nominal value of the ordinary shares held by such holder. A holder of ordinary shares does not have a pre-emptive right with respect to the issuance of, or granting of rights to subscribe for, (i) special voting shares, (ii) ordinary shares for consideration other than cash or (iii) ordinary shares to our employees or the employees of our group of companies.

        The pre-emptive rights in respect of newly issued ordinary shares may be restricted or excluded by a resolution of the General Meeting. The General Meeting may delegate to our board of directors (or another body) the authority to restrict or exclude the pre-emptive rights in respect of newly issued ordinary shares. Such authorization can be granted and renewed, in each case for a period not exceeding five years. A resolution of the General Meeting to restrict or exclude the pre-emptive rights or to designate the board of directors as the authorized body to do so requires a two-thirds majority of the votes cast, if less than one-half of our issued share capital is represented at the meeting.

       Special voting shares do not carry pre-emptive rights in respect of newly issued ordinary shares or special voting shares, nor do holders of ordinary shares have pre-emptive rights in respect of newly issued special voting shares. Pursuant to the Special Voting Agreement and a resolution of the General Meeting adopted on October 30, 2014, the Call Option was granted to the Voting Depository upon the completion of our initial public offering, pursuant to which the Voting Depository may acquire newly issued special voting shares in case of a capital increase of the Company in which one or more Founding Shareholders (or Permitted Transferees) participate. The Call Option is construed as an irrevocable right to subscribe for additional special voting shares.

The authority to restrict or exclude pre-emptive rights was most recently delegated to our board of directors at our annual General Meeting held on June 29, 2016, when our General Meeting irrevocably authorized our board of directors to resolve to restrict or exclude the pre-emptive rights of holders of ordinary shares for a period of five years as of June 29, 2016.

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

        Other than shares acquired for no valuable consideration or by universal succession, our board of directors may acquire shares only if our General Meeting has authorized the board of directors to do so. An authorization by the General Meeting for the acquisition of shares can be granted for a maximum period of 18 months. Such authorization must specify the number of shares that may be acquired, the manner in which these shares may be acquired and the price range within which the shares may be acquired. No authorization of the General Meeting is required if listed ordinary shares are acquired by us with the intention of transferring such ordinary shares to our employees or employees of a group company pursuant to an arrangement applicable to them.

        The authority to repurchase shares was most recently granted to our board of directors at our annual General Meeting held on June 29, 2016, when our General Meeting authorized our board of directors to acquire (i) up to 10% of the issued share capital of the Company on June 29, 2016, plus, in case of a material reorganization of the capital structure of the Company, (ii) an additional 10% of the issued share capital of the Company on June 29, 2016, by any means, including through derivative products, purchases on any stock exchange, through any private purchase or block trade, or otherwise, for a price that is between nil and an amount which is not higher than 110% of the average market price of such ordinary shares on NASDAQ or, as the case may be, Euronext Paris (such average market price being the average of the closing prices on each of the ten consecutive trading days on the relevant market preceding the second day prior to the date the acquisition is agreed upon by the Company) for an 18-month period beginning on June 29, 2016.

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

        Pursuant to the Special Voting Agreement, our special voting shares may not be transferred to parties other than the Company. See “ITEM 7.B: Related Party Transactions—Agreements Relating to Our Shares—Special Voting Agreement” and “ITEM 10.B: Memorandum and Articles of Association—Special Voting Shares, Special Voting Depository and Voting Depository.”

        The transfer agent and registrar for our ordinary shares is American Stock Transfer & Trust Company, New York, NY.

Capital Reductions; Cancellation

        Our General Meeting may resolve to reduce our issued share capital by (i) cancelling shares or (ii) reducing the nominal value of the shares by virtue of an amendment to our Articles of Association. In either case, this reduction would be subject to applicable statutory provisions. A resolution to cancel shares may only relate to shares held by the Company itself or in respect of which the Company holds the depository receipts. In order to be approved, a resolution to reduce the capital requires approval of a simple majority of the votes cast at a General Meeting if at least half the issued capital is represented at the meeting or at least two-thirds of the votes cast at the General Meeting if less than half of the issued capital is represented at the General Meeting.

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

Special Voting Shares, Special Voting Depository Receipts and Voting Depository

        As explained in “ITEM 7.B: Related Party Transactions—Agreements Relating to Our Shares—Special Voting Agreement,” a special voting structure allows Founding Shareholders and their Permitted Transferees, as those terms are defined in the Special Voting Agreement, to directly or indirectly receive twice as many voting rights in our General Meeting as the number of ordinary shares held by them and which are registered in our Founders Share Register (the “Double Voting Right Structure”).

        In order to facilitate the Double Voting Right Structure, the Voting Depository has been incorporated as a foundation (stichting) under Dutch law. The Voting Depository is required to observe the provisions of the Special Voting Agreement, its articles of association and the Terms and Conditions (as described in “ITEM 7.B: Related Party Transactions—Agreements Relating to Our Shares—Special Voting Agreement”), in which organizational documents the Double Voting Right Structure will be “hard-wired” to the extent possible and appropriate.

        The board of the Voting Depository is independent from the Company.

        The members of the board of the Voting Depository are appointed, dismissed and suspended by a two-thirds supermajority of the holders of special voting depository receipts issued by the Voting Depository (i.e., the Founding Shareholders or their Permitted Transferees).

        In order to allow our Founding Shareholders to directly or indirectly participate in the Double Voting Right Structure, certain Founding Shareholders, Lux HoldCo, Dutch HoldCo and the Voting Depository entered into the Special Voting Agreement setting out the contractual terms of the Double Voting Right Structure. The ordinary shares held by Casino, Dutch HoldCo and Almacenes Éxito S.A. were registered in a separate section (the "Founders Share Register") of our shareholders' register before entering into the Special Voting Agreement.

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

        Special voting depository receipts may only be held by Founding Shareholders and other Permitted Transferees. For this purpose, a “Permitted Transferee” is:

•	a Founding Shareholder and its legal successors; and
•

any entity that is (and only for as long as it remains) at least 90% controlled, directly or indirectly, by one or more Founding Shareholders, meaning that at least 90% of the shares, units, memberships or participations, as well as the voting rights attached thereto, are held, directly or indirectly, by one or more Founding Shareholders (i.e. including Lux HoldCo and Dutch HoldCo and their respective legal successors as long as they remain 90% controlled by one or more Founding Shareholders).

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

        Each special voting depository receipt is “stapled” to the underlying special voting share. Each special voting share is, in turn, “stapled” to the ordinary share in respect of which it is issued.

        The special voting depository receipts carry no economic rights and any (minimal) economic rights attached to the special voting shares will be waived by the Voting Depository, although Cnova agreed to reimburse the Voting Depository for reasonable costs incurred by it in connection with the administration and operation of the Double Voting Right Structure.

        In respect of each General Meeting of the Company, each special voting depository receipt carries the right:

•

to request and receive an ad hoc voting proxy for that particular General Meeting from the Voting Depository in order to exercise the voting rights in respect of the special voting share which is “stapled” to that special voting depository receipt; or

•	to instruct the Voting Depository to vote the special voting share which is “stapled” to that special voting depository receipt as directed by the holder thereof resulting in Double Voting Rights for the Founding Shareholders (directly or indirectly through Lux HoldCo and Dutch HoldCo) and other Permitted Transferees in respect of the ordinary shares registered in the Founders Share Register.

        To the extent that, at a General Meeting of the Company, no voting proxy is issued and no voting instruction is given in respect of one or more special voting shares (or if the Voting Depository holds special voting shares for which, for any reason, no special voting depository receipts are outstanding), the special voting shares concerned will not be voted by the Voting Depository (and shall not be taken into account for the computation of the presence of a quorum at such General Meeting).

        Special voting depository receipts will be forfeited (and the “stapled” special voting share will be transferred by the Voting Depository back to the Company for no consideration) if:

•

the holder of that special voting depository receipt transfers the “stapled” ordinary share to another party other than a Permitted Transferee or includes, or causes the inclusion of, the “stapled” ordinary share in a clearing, settlement or trading system of a stock exchange; or

•	the holder of that special voting depository receipt ceases to be a Permitted Transferee (as the result of the Founding Shareholders failing to maintain the requisite level of control of that entity).

        Special voting depository receipts may, together with the “stapled” ordinary shares, be transferred between Founding Shareholders and other Permitted Transferees.

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

Amendment of Articles of Association

        The General Meeting may resolve to amend our Articles of Association. A resolution taken by the General Meeting to amend our Articles of Association requires a simple majority of the votes cast.

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

The General Meeting

        General Meetings are held in Amsterdam, Rotterdam, The Hague or in the municipality of Haarlemmermeer (Schiphol Airport), the Netherlands. All shareholders and others entitled to attend General Meetings are authorized to attend the General Meeting, to address the meeting and, in so far as they have such right, to vote, either in person or by proxy.

        We must hold at least one General Meeting each year, to be held within six months after the end of our fiscal year. A General Meeting shall also be held within three months after our board of directors has considered it to be likely that the Company's equity has decreased to an amount equal to or lower than half of its paid up and called up capital and whenever the board of directors so decides. If the board of directors has failed to ensure that such General Meetings as referred to in the preceding sentences is held in a timely fashion, each shareholder and other person entitled to attend General Meetings may be authorized by the Dutch court to convene the General Meeting.

        Our board of directors may convene additional extraordinary General Meetings whenever our board of directors so decides. Pursuant to our Articles of Association, one or more shareholders and/or others entitled to attend General Meetings, alone or jointly representing at least (i) ten percent of our issued share capital or (ii) ten percent of the ordinary shares in our issued share capital, may on their application, be authorized by the Dutch court to convene a General Meeting. The Dutch court will disallow the application if it does not appear that the applicants have previously requested that the board of directors convenes a shareholders' meeting and the board of directors has not taken the necessary steps so that the shareholders' meeting could be held within eight weeks after the request.

        General Meetings are convened by a notice which includes an agenda stating the items to be discussed. For the annual General Meeting the agenda is to include, among other things, the adoption of our annual accounts, the appropriation of our profits and proposals relating to the composition and filling of any vacancies of the board of directors and disclosure of remuneration. In addition, the agenda for a General Meeting includes such items as have been included therein by the board of directors. Pursuant to our Articles of Association, one or more shareholders and/or others entitled to attend General Meetings, alone or jointly representing at least (i) three percent of the issued share capital or (ii) three percent of the ordinary shares of our issued share capital (or, in each case, such lower percentage as the articles of association may provide), have the right to request the inclusion of additional items on the agenda of General Meetings. Such requests must be made in writing, substantiated and received by us in any event no later than on the 60th day before the day the relevant General Meeting is held. No resolutions are to be adopted on items other than those which have been included in the agenda.

        We will give notice of each General Meeting by publication on our website, and in any other manner that we may be required to follow in order to comply with Dutch law, and applicable stock exchange and SEC requirements. The holders of registered shares may be convened for a General Meeting by means of letters sent to the addresses of those shareholders as registered in our shareholders' register, or, subject to certain statutory requirements and restrictions, by electronic means. We will observe the statutory minimum convening notice period for a General Meeting, which is currently forty-two days, and we will publish the following information on our website, and leave such information available on our website for a period of at least one year: (i) the notice convening the General Meeting, including the place and time of the meeting, the agenda for the meeting and the right to attend the meeting, (ii) any documents to be submitted to the General Meeting, (iii) any proposals with respect to resolutions to be adopted by the General Meeting or, if no proposal will be submitted to the General Meeting, an explanation by the board of directors with respect to the items on the agenda, (iv) to the extent applicable, any draft resolutions with respect to items on the agenda proposed by a shareholder as well as particulars provided to us concerning the shares and short positions that are, or are deemed to be, at the disposal of such shareholder, (v) to the extent applicable, a format proxy statement and a form to exercise voting rights in writing and (vi) the total number of outstanding shares and voting rights in our capital on the date of the notice convening the General Meeting.

        A record date (registratiedatum) of 28 calendar days prior to a General Meeting applies, with the purpose to establish which shareholders and others with meeting rights are entitled to attend and, if applicable, vote in the General Meeting. The record date and the manner in which shareholders can register and exercise their rights will be set out in the convocation notice of the General Meeting. Our Articles of Association provide that a shareholder must notify the Company in writing of his identity and his intention to attend (or be represented at) the General Meeting, such notice to be sent after the 28th day prior to the General Meeting and to be received by us ultimately on the third trading day prior to the General Meeting. If this requirement is not complied with or if upon direction of the Company to that effect no proper identification is provided by any person wishing to enter the General Meeting, the chairman of the General Meeting may, in his sole discretion, refuse entry to the shareholder or his proxy holder.

        Pursuant to our Articles of Association, the General Meeting is chaired by the chairman of our board of directors. If the chairman of our board of directors is absent, the directors present at the meeting shall appoint one of them or a Non-Board Co-CEO (if appointed) to be chairman of the General Meeting. If neither the directors nor the Non-Board Co-CEOs are present at the General Meeting, the General Meeting shall appoint its own chairman. Directors may attend a General Meeting and shall, in that capacity, have an advisory vote at these meetings. The chairman of the meeting may decide at his discretion to admit other persons to the meeting. The chairman of the meeting shall appoint another person present at the shareholders' meeting to act as secretary and to minute the proceedings at the meeting. Each director may instruct a civil law notary to draw up a notarial report of the proceedings at the Company's expense, in which case no minutes need to be taken. The chairman of the General Meeting is authorized to eject any person from the General Meeting if the chairman considers that person to disrupt the orderly proceedings. The General Meeting shall be conducted in the English language.

Voting Rights

        In accordance with Dutch law and our Articles of Association, each issued ordinary share and each issued special voting share confers the right on the holder thereof to cast one vote at the General Meeting. The voting rights attached to any shares held by us or our direct or indirect subsidiaries are suspended as long as they are held in treasury. Dutch law does not permit cumulative voting for the election of directors.

        Voting rights may be exercised by shareholders or by a duly appointed proxy holder (the written proxy being acceptable to the chairman of the General Meeting) of a shareholder, which proxy holder need not be a shareholder. In accordance with the DCGC, we should give our shareholders the possibility to grant a proxy to an independent party prior to the General Meeting. Our Articles of Association do not limit the number of shares that may be voted by a single shareholder. If a usufruct or pledge over shares was granted prior to the time such shares were acquired by us, the holders of such rights shall have the voting rights attached to such shares if certain requirements are met.

        In accordance with Dutch law and generally accepted business practices, our Articles of Association do not provide quorum requirements generally applicable to General Meetings. To this extent, our practice varies from the requirements of NASDAQ, which requires an issuer to provide in its bylaws for a generally applicable quorum, and that such quorum may not be less than one-third of the outstanding voting shares.

        Resolutions of the General Meeting are adopted by a simple majority of votes cast without quorum requirement, except where Dutch law or our articles of association provides for a special majority and/or quorum in relation to specified resolutions.

        The chairman of the General Meeting decides on the method of voting and may determine the voting procedure. The determination made by the chairman of the General Meeting with regard to the results of a vote is decisive. However, where the accuracy of the chairman's determination is contested immediately after it has been made, a new vote shall take place if the majority of the General Meeting so requires or, where the original vote did not take place by response to a roll call or in writing, if any party with voting rights present at the meeting so requires.

        Our board of directors keeps a record of the resolutions passed at each General Meeting. The record is available at our office for inspection by any person entitled to attend General Meetings and upon request a copy of or extract from the record will be provided to such person at no more than the cost price.

        Our Articles of Association and Dutch law provide that resolutions of our board of directors concerning a material change in the identity or character of the Company or our business are subject to the approval of the General Meeting. Such changes include in any event:

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

        The absence of such approval of the General Meeting does not affect the powers of representation of our board of directors or of the CEO or, as the case may be, the Co-CEOs.

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

Adoption of Annual Accounts and Discharge of Management Liability

        Each year within four months after the end of our fiscal year, our board of directors will prepare the annual accounts, send them to the AFM and communicate such disclosure to Euronext Paris. The annual accounts must be accompanied by an auditor's certificate, a board report and certain other mandatory information and must be made available for inspection by our shareholders at our offices within the same period. Under Dutch law, the General Meeting may appoint and remove our independent auditors, as referred to in Section 2:393 Dutch Civil Code, who audit the annual accounts. If the General Meeting fails to appoint an independent auditor, the auditor will be appointed by the board of directors. The annual accounts are adopted by our meeting of shareholders and will be prepared in accordance with Part 9 of Book 2 of the Dutch Civil Code and be sent to the AFM within five days following such adoption.

        The adoption of the annual accounts by our General Meeting does not release the members of our board of directors from liability for acts reflected in those documents. Any such release from liability requires a separate shareholders' resolution.

        Pursuant to Dutch law, we are required to publish our annual accounts ultimately within 13 months after the end of our fiscal year.

        Our financial reporting is subject to the regulation of Dutch Authority for the Financial Markets (the “AFM”). The AFM will review the content of the financial reports and has the authority to approach us with requests for information if, on the basis of publicly available information, it has reasonable doubts as to the integrity of our financial reporting. For a more detailed description we refer to the description in “—Dutch Financial Reporting Supervision Act.”

        We may only make distributions to our shareholders and other persons entitled to distributable profits, if our shareholders' equity exceeds the sum of the paid-up and called-up share capital plus the reserves as required to be maintained by Dutch law or by our Articles of Association.

        Our board of directors will determine which part of the profits shown in the annual accounts in respect of a fiscal year shall be added to the Company's reserves. Out of the remaining profits shown in the annual accounts, an amount equal to 1% of the aggregate nominal value of the special voting shares that are issued and not held by the Company itself will be added to a special dividend reserve of the Company. Any profits remaining thereafter shall be at the disposal of the General Meeting for distribution to the holders of ordinary shares in proportion to the aggregate nominal value of their ordinary shares, subject to a proposal of our board of directors to that effect and after adoption of the annual accounts demonstrating that such distribution is allowed. All calculations to determine the profits available for dividends will be based on our annual accounts, which may be different from our consolidated financial statements. Our board of directors is permitted, subject to certain requirements and restrictions, to declare interim dividends without the approval of the General Meeting. Distributions from the Company's reserves, other than the special dividend reserve, and the form thereof (cash, assets, shares in the Company's capital) may be resolved upon by the General Meeting, subject to a proposal of our board of directors to that effect. Distributions from the Company's special dividend reserve and the form thereof may be resolved upon by the meeting of holders of special voting shares, subject to a proposal of our board of directors. Our board of directors may resolve to charge amounts to be paid up on ordinary shares against the Company's reserves, irrespective of whether those ordinary shares are issued to existing shareholders.

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

Liquidation and Dissolution

        The General Meeting may resolve that the Company will be dissolved, by a resolution passed by a simple majority of the votes cast. In the event of the Company being dissolved, the liquidation shall be effected by our board of directors, unless the General Meeting decides otherwise.

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

        Any proposal to sell and transfer all of our assets and to dissolve and liquidate our company is subject to a majority of more than half of the votes cast in our General Meeting under our Articles of Association and Dutch law.

Dutch Corporate Governance Code

        The DCGC, as amended, became effective on January 1, 2009, and applies to all Dutch companies listed on a regulated market and any equivalent third (non-EU) country market to a regulated market, which includes Euronext Paris and NASDAQ respectively. Therefore, we are subject to the DCGC. On February 11, 2016, the Van Manen Committee (Commissie Van Manen) presented a proposal to revise the DCGC and solicited comments from market participants. The Van Manen Committee aims to submit a revised DCGC to the Dutch legislature in the course of this year with a view to the revised DCGC becoming effective as at January 1, 2017.

      The DCGC is largely based on a “comply or explain” principle. Accordingly, companies are required to disclose in their annual report filed in the Netherlands whether or not they are complying with the various rules of the DCGC that are addressed to the board of directors and, if they do not apply those provisions, to give the reasons for such non-application. The DCGC contains both principles and best practice provisions for the board of directors, shareholders and General Meetings, financial reporting, auditors, disclosure, compliance and enforcement standards. The principles and best practice provisions apply to our board of directors, in relation to its role and composition, conflicts of interest and independence requirements, board of directors committees and remuneration; shareholders and the General Meeting, for example, regarding anti-takeover protection and obligations of the company to provide information to our shareholders; and financial reporting, including external auditor and internal audit requirements.

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

        We will disclose in our Dutch annual report for 2015 fiscal year the extent to which we apply the provisions of the DCGC and any deviations therefrom including the reasons for such deviations.

Obligations of Shareholders to Make a Public Offer

        Under the rules of the European Directive 2004/25/EC of 21 April 2004 relating to public takeover bids, as implemented in Dutch legislation, a shareholder who (individually or acting in concert with others) directly or indirectly obtains control of a Dutch company whose shares are listed on a regulated market within the European Union or European Economic Area, such as the Company, will generally be required to make a public offer for all shares. Such control is deemed present if a (legal) person is able to exercise, alone or acting in concert, at least 30% of the voting rights in our General Meeting.

        However, as our shares are admitted to trading on the stock exchanges of the NASDAQ and Euronext Paris and not on a regulated market in the Netherlands, the Dutch public offer rules contained in the Dutch Financial Supervision Act and the related Decree on Public Offers (Besluit openbare biedingen Wft) will only apply in relation to certain matters. These include issues relating to information to be provided to trade unions and employees as well as company law issues, such as the convening of a shareholders meeting in the event of a public offer, the mandatory filing of tender offers and squeeze-out proceedings.

        Because our shares are admitted to trading on the NASDAQ and Euronext Paris, and not on a regulated market operating in the Netherlands, as between the Dutch AFM and the French AMF, the AMF is competent for the supervision of a public offer of our shares pursuant to Article L.433-1-II of the French Monetary and Financial Code. Furthermore, the French takeover rules under the general regulations of the French AMF (the “AMF General

Regulation”) (except for the provisions concerning the mandatory filing of tender offers and squeeze-out proceedings) will apply in respect of offer consideration, the content of the offer document and other procedural matters.

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

Duties of Directors

        In the Netherlands, a listed company typically has a two-tier board structure with a management board comprising the executive directors and a supervisory board comprising the non-executive directors. However, as is legally permissible, the Company has a single-tier board, comprising both executive directors and non-executive directors.

        The executive director(s) is/are responsible for a listed company's day-to-day operations, the general affairs of the company's business and the general affairs of the company's group companies. The non-executive directors are assigned the task of supervising the executive director(s) and the board of directors as a whole and the general affairs of the company and the business connected with it and providing the executive director with advice. Each director has a duty towards the company to properly perform the duties assigned to him. Furthermore, each member of the board of directors has a duty to act in the corporate interest of the company and the business connected with it.

        Unlike under Delaware law, under Dutch law the corporate interest extends to the interests of all corporate stakeholders, such as shareholders, creditors, employees, customers and suppliers. The duty to act in the interest of the company and the business connected with it also applies in the event of a proposed sale or break-up of the company, whereby the specific circumstances generally dictate how such duty is to be applied. Any board of directors’ resolution concerning a material change in the identity or character of the company or its business requires approval of the General Meeting. The board of directors may decide in its sole discretion, within the confines of Dutch law, to incur additional indebtedness subject to any contractual restrictions pursuant to our existing financing arrangements.

Director Terms

        In contrast with Delaware law, Dutch law provides that a director of a listed company is generally appointed for a maximum term of four years. There is no statutory limit to the number of terms a director may serve, although the DCGC recommends that non-executive directors shall serve for a maximum of three four-year terms. It is currently anticipated that our non-executive directors will serve terms of three years, although the terms of our initial directors will be offset and our Board Rules will provide flexibility thereafter. A director may be removed at any time, with or without cause, by the general meeting of shareholders.

Director Vacancies

        Under Dutch law, new members of the board of directors of a company such as ours are appointed by the General Meeting, rather than appointed by the board of directors as is typical for a Delaware corporation. For companies such as ours, it is customary that the board of directors, upon recommendation of the Nomination and Remuneration Committee, makes a non-binding nomination to the General Meeting for the appointment of new directors.

        Under the Company's Articles of Association, where a director or a Non-Board Co-CEO (if appointed) is no longer in office or is unable to act (including as a result of a suspension or as a result of having a conflict of interest), he may be replaced temporarily by our board of directors. If all directors are no longer in office or are unable to act (unless in case of a conflict of interest), the Company's management shall be entrusted temporarily to one or more persons designated by our General Meeting for that purpose.

Conflict-of-interest Transactions

        Under Dutch law, a member of the board of directors with a direct or indirect personal interest that conflicts with the interests of the company or of the business connected with it must abstain from participating in the decision-making process (i.e., the deliberations and the decision-making) with respect to the relevant matter. A director with such a conflict of interest must promptly notify the other directors of his or her conflict. If it becomes apparent that such member was indeed involved in the decision-making process, then such decision may be nullified. In case each director has a conflict, the decision-making is escalated to the General Meeting, unless the articles of association provide that the board of directors may nevertheless decide on the matter at hand (which is the case for our Company).

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

        In our Company, if appointed by the board of directors, the Non-Board Co-CEO(s) may also be represented at board of directors meetings under a written proxy issued to a director. Such Non-Board Co-CEO(s) shall not be allowed to vote at meetings of the board of directors, but may attend such meetings as an observer and participate as such in the deliberations (unless the board of directors determines that the specific circumstances of the case at hand require the board of directors to perform its duties through deliberations and decision-making among the directors only) and subject to Dutch law.

Voting Rights

        Under Dutch law, shares have one vote per share, provided such shares have the same nominal value. All resolutions of the General Meeting are taken by an absolute majority of the votes cast and without quorum requirement, unless the Company's articles of association or Dutch law prescribe otherwise. Dutch law does not permit cumulative voting for the election of directors.

        A record date (registratiedatum) of 28 calendar days prior to a General Meeting applies, with the purpose to establish which shareholders and others with meeting rights are entitled to attend and, if relevant, vote in the General Meeting, irrespective of whoever is entitled to the shares at the time of the General Meeting. There is no specific provision in Dutch law for adjournments.

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

        The agenda for a General Meeting must contain such items as the board of directors or the person or persons convening the meeting decide(s). Pursuant to our Articles of Association, unlike under Delaware law, the agenda will also include such other items as one or more shareholders and/or others entitled to attend General Meetings, alone or jointly representing at least (i) 3% of the issued share capital; or (ii) 3% of the ordinary shares of our issued share capital, may request to the board of directors in writing and substantiated, received by the Company in any event no later than on the 60th day before the date of the meeting.

Action by Written Consent

        Under Dutch law, shareholders' resolutions may be adopted in writing without holding a meeting of shareholders, provided (i) the articles of association expressly so allow, (ii) no bearer shares or depository receipts are issued, (iii) there are no persons entitled to the same rights as holders of depository receipts issued with our cooperation, (iv) the board of directors has been given the opportunity to give its advice on the resolution, and (v) the resolution is adopted unanimously by all shareholders that are entitled to vote. The requirement of unanimity therefore renders the adoption of shareholder resolutions without a meeting not feasible for publicly traded companies. Our Articles of Association do not expressly allow for shareholders' resolutions to be adopted without holding a meeting of shareholders.

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

Share Repurchases

        Under Dutch law, a company such as ours may not subscribe for newly issued shares in its own capital. Such company may, however, repurchase its existing and outstanding shares or depository receipts if permitted under its articles of association. For further discussion of our ability to repurchase ordinary shares under our Articles of Association, se “-Repurchases of our Shares” above.

Anti-takeover Provisions

        Under Dutch law, our board of directors in principle has the flexibility to execute without approval of the General Meeting defensive measures against an unsolicited offer although, in practice, many of these measures will require an amendment to our Articles of Association and, consequently a resolution of our General Meeting.

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

Inspection of Books and Records

        Our shareholders' register is available for inspection by the shareholders and usufructuraries and pledgees whose particulars must be registered therein. Our board of directors provides the shareholders, at the General Meeting, with all information that the shareholders require for the exercise of their powers, unless doing so would be contrary to an overriding interest of ours. Our board of directors must give a reason for not electing to provide such information on the basis of an overriding interest.

Removal of Directors

        Pursuant to our Articles of Association and Dutch law, the General Meeting has the authority to suspend or remove directors at any time by adopting a resolution, approved by an absolute majority of the votes cast at a meeting. In addition, the executive director(s) may be suspended by the board of directors, and in our Company, if appointed the Non-Board Co-CEO(s) may be suspended or removed by the board of directors.

Pre-emptive Rights

        Under Dutch law, in the event of an issuance of ordinary shares or granting of rights to subscribe for ordinary shares, each holder of ordinary shares will have a pro rata pre-emptive right to the number of ordinary shares held by such shareholder (with the exception of shares to be issued to employees or shares issued for a consideration other than in cash). Holders of special voting shares will not have pre-emptive rights at all and holders of ordinary shares will not have pre-emptive rights for the issuance of special voting shares. Pre-emptive rights in respect of newly issued ordinary shares may be restricted or excluded by a resolution of the General Meeting or by the board of directors if authorized thereto by the General Meeting or by the articles of association for a period not exceeding five years. Such designation can be granted or renewed, in each case for a period not exceeding five years. A resolution of the General Meeting to restrict or exclude the pre-emptive rights or to designate the board of directors as the authorized body to do so requires a two-thirds majority of the votes cast, if less than one half of our issued share capital is represented at the meeting.

         The authority to restrict or exclude pre-emptive rights was most recently delegated to our board of directors at our annual General Meeting held on June 29, 2016, when our General Meeting irrevocably authorized our board of directors to resolve to restrict or exclude the pre-emptive rights of holders of ordinary shares for a period of five years as of June 29, 2016.

Dividends

        Dutch law provides that dividends may only be distributed after adoption of the annual accounts by the General Meeting from which it appears that such dividend distribution is allowed. Moreover, dividends may be distributed only to the extent the shareholders' equity exceeds the sum of the paid-up and called-up share capital and the reserves that must be maintained under Dutch law or the articles of association. Interim dividends may be declared as provided in the articles of association and may be distributed to the extent that the shareholders' equity exceeds the paid-up and called-up share capital and the reserves that must be maintained under Dutch law or the articles of association as apparent from an (interim) financial statement. Interim dividends should be regarded as advances on the final dividend to be declared with respect to the fiscal year in which the interim dividends have been declared. Should it be determined after adoption of the annual accounts with respect to the relevant fiscal year that the distribution was not permissible, subject to practical constraints, the company may reclaim the paid interim dividends as unduly paid. Under Dutch law, the articles of association may, and the Company's Articles of Association prescribe that the board of directors decides what portion of the profits are to be held as reserves. Any profits remaining after reservation (including reservation to the special dividend reserve), shall be at the disposal of the General Meeting for distribution to the holders of ordinary shares. Under Dutch law, the articles of association may, and our Articles of Association prescribe that such distribution is subject to a proposal of the board of directors to that effect.

        Dividends will be payable in such currency and on such date as determined by our board of directors. Claims for payment of dividends not made within five years from the date that such dividends were declared, will lapse and any such amounts will be considered to have been forfeited to us (verjaring).

Shareholder Vote on Certain Reorganizations

        Under Dutch law, the General Meeting must approve resolutions of the board of directors concerning a material change in the identity or character of the company or our business, which includes:

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

Compensation of Board of Directors

        In contrast to Delaware law, under Dutch law, the General Meeting must adopt the remuneration policy for the board of directors, which includes the outlines of the compensation of any members who serve on our board of directors. Our board of directors determines the remuneration of the directors in accordance with our remuneration policy. For us, the remuneration policy also relates to the remuneration of the Non-Board Co-CEO(s), if appointed. On October 30, 2014, our General Meeting adopted a remuneration policy, which took effect on November 19, 2014, the date the registration statement for our initial public offering was declared effective.

Market Abuse

Market Abuse Regulation

As of July 3, 2016, we are subject to the Market Abuse Regulation. The Dutch market abuse rules will likely be abolished shortly thereafter as a draft legislative proposal to that effect has been submitted to the Dutch legislator. The Market Abuse Regulation contains rules intended to prevent market abuse, such as insider trading, tipping and market manipulation. Such rules on market manipulation may restrict our ability to buy back our shares. In certain circumstances, our investors can also be subject to such rules intended to prevent market abuse.

        Pursuant to the Market Abuse Regulation, (a) persons discharging managerial responsibilities such as members of our board of directors and any other person who has regular access to inside information relating directly or indirectly to us and power to take managerial decisions affecting the future developments and business prospects of us as well as (b) persons “closely associated” with them, must notify the AFM by means of a standard form of every transaction conducted on their own account relating to our shares or debt instruments or to derivatives or other financial instruments linked thereto. Such notifications shall be made promptly and no later than three business days after the date of the transaction.

Persons “closely associated” cover the following categories of persons: (i) a spouse or a partner considered to be equivalent to a spouse in accordance with national law, (ii) a dependent child, in accordance with national law, (iii) a relative who has shared the same household for at least one year on the date of the transaction concerned, and (iv) a legal person, trust or partnership, the managerial responsibilities of which are discharged by a person discharging managerial responsibilities or by a person referred to in point (i), (ii) or (iii), which is directly or indirectly controlled by such a person, which is set up for the benefit of such a person, or the economic interests of which are substantially equivalent to those of such a person.

The notification shall apply to any subsequent transaction once a total amount of €5 000 has been reached within a calendar year. The threshold of €5,000 shall be calculated by adding without netting all transactions by persons discharging managerial responsibilities and persons closely associated with them. The AFM may decide to increase the threshold to €20,000 and must inform the European Securities Market Authority (“ESMA”) of its decision and the justification for its decision, with specific reference to market conditions, to adopt the higher threshold prior to its application. ESMA is to publish on its website the list of thresholds that apply in this respect and the justifications provided by the AFM for such threshold

A person discharging managerial responsibilities may not conduct any transactions on its own account or for the account of a third party, directly or indirectly, relating to our shares or debt instruments or to derivatives or other financial instruments linked to them during a closed period of 30 calendar days before the announcement of an interim financial report or a year-end report which we are obliged to make public according to the trading rules of NASDAQ and Euronext Paris; or Dutch law.

Non-compliance with the notification obligations or other obligations under the Market Abuse Regulation could lead to criminal fines, administrative fines, imprisonment or other sanctions.

French Market Abuse Rules

        Due to the Euronext Listing, we are subject to Articles L.465-1 & seq. of the French Monetary and Financial Code and provisions of Book VI of the AMF General Regulation, implementing the EU Regulation No. 596/2014 and related Commission Directive 2014/57/EU. These provide specific rules that intend to prevent market abuse, such as prohibitions on insider trading, the divulging of inside information, tipping, and market manipulation. Failure to comply with these rules relating to insider trading and/or market manipulation may result in criminal fines, administrative fines, imprisonment and other sanctions.

Company Internal Policies Regarding Market Abuse

Pursuant to the rules contained in the DFSA intended to prevent market abuse, we adopted an internal policy on October 30, 2014 regarding the trading of and carrying out of other transactions in our shares or other financial instruments by directors, others who have (co-)managerial responsibilities and employees. Under the Market Abuse Regulation, we are not obliged to have such an internal policy, but the AFM has recommended that such a policy would contribute to the prevention of market abuse.

Furthermore, we maintain a list of those persons working for us who could have access to inside information on a regular or incidental basis and have informed such persons of the relevant Dutch, U.S. and French rules on insider trading and market manipulation, including the sanctions which can be imposed in the event of a violation of those rules. We are required by operation of law to retain the insider list for a period of at least five years after it is drawn up or updated.

Disclosure of Holdings under Dutch law

Management disclosure and reporting obligations

Each member of our board of directors must notify the AFM: (a) immediately following the admission to trading and listing of the shares of the number of shares he/she holds and the number of votes he/she is entitled to cast in respect of the Company’s issued share capital, (b) within two weeks after having been appointed of the number of shares he/she holds and the number of votes he/she is entitled to cast in respect of the Company’s issued share capital, and (c) subsequently of each change in the number of shares he/she holds and of each change in the number of votes he/she is entitled to cast in respect of the Company’s issued share capital, immediately after the relevant change.

Shareholder Disclosure and Reporting Obligations

Pursuant to the Dutch Financial Supervision Act, each shareholder who holds or is deemed to hold a substantial holding in the Company should forthwith notify the AFM of such substantial holding. Substantial holding means the holding of at least 3% of the shares or the ability to vote on at least 3% of the total voting rights. Any person who, directly or indirectly, acquires or disposes of an interest in the share capital or voting rights must give notice to the AFM without delay, if, as a result of such acquisition or disposal, the percentage of capital interest or voting rights held by such person, directly or indirectly, reaches, exceeds or falls below any of the following thresholds: 3%, 5%, 10%, 15%, 20%, 25%, 30%, 40%, 50%, 60%, 75% and 95%. In addition, if, as a result of such change, a person’s direct or indirect interest in the share capital or voting rights passively reaches, exceeds or falls below the abovementioned thresholds, the person in question must give notice to the AFM no later than the fourth trading day after the AFM has published the change in the share capital and/or voting rights in the public register.

For the purpose of calculating the percentage of capital interest or voting rights, among others, the following interests must be taken into account: (i) shares or depositary receipts for shares or voting rights directly held (or acquired or disposed of) by any person, (ii) shares or depositary receipts for shares or voting rights held (or acquired or disposed of) by such person’s controlled undertakings or by a third party for such person’s account or by a third party with whom such person has concluded an oral or written voting agreement (including a discretionary power of attorney), (iii) voting rights acquired pursuant to an agreement providing for a temporary transfer of voting rights against a payment, (iv) shares or depositary receipts for shares or voting rights which such person, or any controlled undertaking or third-party referred to above, may acquire pursuant to any option or other right held by such person (including, but not limited to, on the basis of convertible bonds) and (v) shares which determine the value of certain cash settled instruments such as contracts for difference and total return swaps; (vi) shares that must be acquired upon exercise of a put option by a counterparty; and (vii) shares which are the subject of another contract creating an economic position similar to a direct or indirect holding in those shares.

For the same purpose of calculating the percentage of capital interest or voting rights, the following instruments qualify as ‘shares’: (i) shares; (ii) depositary receipts for shares (or negotiable instruments similar to such receipts); (iii) negotiable instruments for acquiring the instruments under (i) or (ii) (such as convertible bonds); and (iv) options for acquiring the instruments under (i) or (ii).

The notification to the AFM should indicate whether the interest is held directly or indirectly, and whether the interest is an actual or a potential interest.

A person is deemed to hold the interest in the share capital or voting rights that is held by its controlled undertakings as defined in the Dutch Financial Supervision Act. The controlled undertaking does not have a separate duty to notify such interest as an indirect interest. Any person, including an individual, may qualify as an undertaking in control for the purposes of the Dutch Financial Supervision Act. A person who has a 3% or larger interest in the share capital or voting rights and who ceases to be a controlled undertaking for purposes of the Dutch Financial Supervision Act must without delay notify the AFM. As of that moment, all notification obligations under the Dutch Financial Supervision Act will become applicable to the former controlled undertaking itself.

A holder of a right of pledge or usufruct in respect of shares or depositary receipts for shares can also be subject to the reporting obligations of the Dutch Financial Supervision Act, if such person has, or acquires, the right to vote on the shares or, in the case of depositary receipts for shares, the underlying shares. If a pledgee or usufructuary acquires the voting rights on the shares or depositary receipts for shares, this may trigger a corresponding reporting obligation for the holder of the shares or depositary receipts for shares. Special rules apply with respect to the attribution of shares or depositary receipts for shares or voting rights which are part of the property of a partnership or other community of property.

Each person holding a gross short position in relation to the issued share capital of a Dutch listed company that reaches, exceeds or falls below any one of the following thresholds: 3%, 5%, 10%, 15%, 20%, 25%, 30%, 40%, 50%, 60%, 75% and 95%, must immediately give notice to the AFM. If a person’s gross short position reaches, exceeds or falls below one of the above-mentioned thresholds as a result of a change in the Company’s issued share capital, such person is also required to make a notification not later than the fourth trading day after the AFM has published the Company’s notification in the public register of the AFM. Shareholders are advised to consult with their own legal advisers to determine whether the gross short-selling notification obligation applies to them.

Under the Dutch Financial Supervision Act, the Company is required to notify the AFM without delay of any changes in its share capital if its share capital has changed by 1% or more compared to the previous disclosure in respect of its share capital. The Company is also required to notify the AFM without delay of any changes in the voting rights, insofar as it has not already been notified at the same time as a related change in its share capital. Changes in share capital and voting rights of less than 1% must also be reported to the AFM; these changes can be reported at any time but at the latest within eight days after the end of each calendar quarter. The AFM will publish such notifications in a public register.

In addition, where a holder becomes aware, or should be aware, that the substantial holding he or she holds in the Company reaches, exceeds or falls below certain thresholds vis-à-vis his or her most recent notification to the AFM as a result of certain acts (for example, the exchange of certain financial instruments for shares or depositary receipts for shares, the exchange of shares for depositary receipts for shares, or the exercise of rights pursuant to a contract for the acquisition of voting rights), the holder must notify the AFM of such changes no later than the fourth trading day after he or she became or should have become aware of the change. The thresholds are: 3%, 5%, 10%, 15%, 20%, 25%, 30%, 40%, 50%, 60%, 75% and 95%. Under previous legislation, the notification of these changes had to be made once a year within four weeks after December 31.

The AFM keeps a public register of all notifications made pursuant to these disclosure obligations and publishes all notifications received by it. The notifications referred to in this paragraph should be made in writing by means of a standard form or electronically through the notification system of the AFM.

Dutch Financial Reporting Supervision Act

        Under the Dutch Financial Reporting Supervision Act (Wet toezicht financiële verslaggeving, or the “FRSA”), the AFM supervises the application of financial reporting standards by, among others, companies whose corporate seats are in the Netherlands and whose securities are listed on a regulated market within the European Union or in a non-European Union country on a system similar to a regulated market. Since our Company has its corporate seat in the Netherlands and our ordinary shares are listed on NASDAQ and Euronext Paris, the FRSA applies to us.

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

French Securities Law Disclosure and Filing Requirements

        As our corporate seat is in the Netherlands, the French AMF will not be the competent market authority to control the content of the regulated information to be disclosed and filed by us with the Dutch AFM. The French AMF General Regulation only requires that the regulated information to be disclosed pursuant to the EU Directive 2004/109/EG (the “Transparency Directive”) also be disclosed simultaneously in France and that the disclosure of this regulated information be made in accordance with the requirements set forth in the AMF General Regulation.

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

        Under the short selling rules stipulated by the above European Regulation, a person may only enter into a short sale of ordinary shares in Cnova's issued share capital if (i) the person has borrowed the ordinary shares concerned or has entered into a similar arrangement, (ii) the person has entered into an agreement to borrow the ordinary shares or has another absolutely enforceable claim under contract or property law to be transferred ownership of a corresponding number of ordinary shares so that settlement can be effected when it is due, or (iii) the person has an arrangement with a third party under which that third party has confirmed that the ordinary shares have been located and has taken measures vis-à-vis third parties necessary for the person to have a reasonable expectation that settlement can be effected when it is due.

        The above rules concerning the notification of net short positions and short selling, however, shall not apply (i) subject to certain specific criteria, to transactions performed due to market making or, stabilisation activities, and/or (ii) if the principal trading venue of the ordinary shares is NASDAQ (such assessment being made at least every two years).

C.          Material Contracts

We entered into an underwriting agreement between us, Morgan Stanley & Co. LLC and J.P. Morgan Securities LLC as representatives of the underwriters, on November 19, 2014, with respect to the ordinary shares sold in our initial public offering. We and the underwriters agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act. We granted to the underwriters an option, exercisable until December 21, 2014, to purchase up to 4,020,000 additional ordinary shares from us at $7.00 per ordinary share, less underwriting discounts and commissions. The underwriters were allowed to exercise this option solely for the purpose of covering over‑allotments, if any, made in connection with the initial public offering.

For a discussion of material contracts we entered into with certain of our shareholders, see “ITEM 7.B: Related Party Transactions” above.

Summaries of other material contracts and amendments to these contracts for the two years prior to the filing of this annual report are included in this annual report in the places indicated:

Material Contract	Location in This Annual Report
Equity Incentive Plan	“ITEM 6.B: Compensation—Equity Incentive Plan”
Indemnification and insurance agreements with officers and directors	“ITEM 6.C: Board Practices—Indemnification and Insurance of Office Holders”
Remuneration Policy of Directors	“ITEM 6.C: Board Practices—Remuneration Policy of Directors”
Lease for Saint Mard 1 Warehouse with Goodman Saint Mard Logistics (France)	“ITEM 7.B: Related Party Transactions—Other Corporate Agreements—Cdiscount—Saint Mard 1 Warehouse.”

D.          Exchange Controls

Cash dividends payable on our ordinary shares may be remitted from the Netherlands to non‑residents without legal restrictions imposed by the laws of the Netherlands, except that (i) such payments must be reported by us to the Dutch Central Bank for statistical purposes only and (ii) the transfer of funds, including dividends, to jurisdictions, persons or entities subject to international economic sanctions adopted in connection with policies of the United Nations, European Commission or similar measures imposed directly by the Government of the Netherlands may be restricted.

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

United States Federal Income Taxation

The following is a description of certain U.S. federal income tax consequences of the acquisition, ownership and disposition of our ordinary shares. This description addresses only the U.S. federal income tax consequences to holders of our ordinary shares that will hold such ordinary shares as capital assets. This description does not address tax considerations applicable to holders that may be subject to special tax rules, including, without limitation:

•	banks, financial institutions or insurance companies;
•	real estate investment trusts, regulated investment companies or grantor trusts;
•	dealers or traders in securities, commodities or currencies;
•	tax‑exempt entities or organizations, including and “individual retirement account” or “Roth IRA” as defined in Section 408 or 408A of the U.S. Internal Revenue Code (the “Code”);
•	certain former citizens or long‑term residents of the United States;
•	persons that received our shares as compensation for the performance of services;
•	persons that will hold our shares as part of a “hedging,” “integrated” or “conversion” transaction or as a position in a “straddle” for U.S. federal income tax purposes;
•	partnerships (including entities classified as partnerships for U.S. federal income tax purposes) or other pass‑through entities, or holders that will hold our shares through such an entity;
•	S corporations;
•	holders that acquire ordinary shares as a result of holding or owning our preferred shares;
•	U.S. Holders (as defined below) whose “functional currency” is not the U.S. Dollar; or
•	holders that own or have owned directly or indirectly 10.0% or more of the voting power or value of our shares.

Moreover, this description does not address the U.S. federal estate, gift or alternative minimum tax consequences, or any state, local or foreign tax consequences, of the acquisition, ownership and disposition of our ordinary shares.

This description is based on the Code, existing, proposed and temporary U.S. Treasury Regulations and judicial and administrative interpretations thereof, in each case as in effect and available on the date hereof. All of the foregoing is subject to change, which change could apply retroactively and could affect the tax consequences described below. There can be no assurances that the U.S. Internal Revenue Service (the “IRS”) will not take a different position concerning the tax consequences of the acquisition, ownership and disposition of our ordinary shares or that such a position would not be sustained. Holders should consult their own tax advisers concerning the U.S. federal, state, local and foreign tax consequences of purchasing, owning and disposing of our ordinary shares in their particular circumstances.

For the purposes of this description, a “U.S. Holder” is a beneficial owner of our ordinary shares that, for U.S. federal income tax purposes, is:

•	an individual that is a citizen or resident of the United States;

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

A “Non‑U.S. Holder” is a beneficial owner of our ordinary shares that is neither a U.S. Holder nor a partnership (or other entity or arrangement treated as a partnership for United States federal income tax purposes).

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

Unless otherwise indicated, this discussion assumes that Cnova is not, and will not become, a PFIC, for U.S. federal income tax purposes. See “—Passive Foreign Investment Company Considerations” below.

You should consult your tax advisor with respect to the U.S. federal, state, local and foreign tax consequences of acquiring, owning and disposing of our ordinary shares.

Distributions

If you are a U.S. Holder, the gross amount of any distribution made to you with respect to our ordinary shares before reduction for any Dutch taxes withheld therefrom will generally be includible in your income as dividend income to the extent such distribution is paid out of our current or accumulated earnings and profits as determined under U.S. federal income tax principles. However, this will not apply to certain distributions, if any, of our ordinary shares that are distributed pro rata to all our shareholders. To the extent that the amount of any distribution by us exceeds our current and accumulated earnings and profits as determined under U.S. federal income tax principles, it will be treated first as a tax‑free return of your adjusted tax basis in our ordinary shares and thereafter as either long‑term or short‑term capital gain depending upon whether the U.S. Holder has held our ordinary shares for more than one year as of the time such distribution is received. We do not expect to maintain calculations of our earnings and profits under U.S. federal income tax principles. Therefore, if you are a U.S. Holder you should expect that the entire amount of any distribution generally will be reported as ordinary dividend income to you. Non‑corporate U.S. Holders may qualify for the lower rates of taxation with respect to dividends on ordinary shares applicable to long‑term capital gains (generally, gains from the sale of capital assets held for more than one year), provided that certain conditions are met, including certain holding period requirements and the absence of certain risk reduction transactions. Such lower rate of taxation will not apply if the Company is a PFIC for the taxable year in which it pays a dividend, or was a PFIC for the preceding taxable year.

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

If you are a U.S. Holder, dividends paid to you with respect to our ordinary shares will be treated as foreign source income, which may be relevant in calculating your foreign tax credit limitation. Subject to certain conditions and limitations Dutch tax withheld on dividends may be deducted from your taxable income or credited against your U.S. federal income tax liability. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends that we distribute generally should constitute “passive category income.” A foreign tax credit for foreign taxes imposed on distributions may be denied if you do not satisfy certain minimum holding period requirements. The rules relating to the determination of the foreign tax credit are complex, and you should consult your tax advisor to determine whether, and to what extent you will be entitled to this credit.

Subject to the discussion below under “Backup Withholding Tax and Information Reporting Requirements,” if you are a Non‑U.S. Holder, you generally will not be subject to U.S. federal income (or withholding) tax on dividends received by you on your ordinary shares, unless you conduct a trade or business in the United States and such income is effectively connected with that trade or business (and, if required by an applicable income tax treaty, the dividends are attributable to a permanent establishment or fixed base that you maintain in the United States).

Sale, Exchange or Other Disposition of Ordinary Shares

If you are a U.S. Holder, you generally will recognize gain or loss on the sale, exchange or other disposition of our ordinary shares equal to the difference between the amount realized on such sale, exchange or other disposition (before deduction of Dutch tax, if any) and your adjusted tax basis in our ordinary shares. Except as discussed below with respect to foreign currency gain or loss, any such gain or loss will generally be capital gain or loss and will be long‑term capital gain or loss if your holding period for such ordinary shares at the time of such sale, exchange, or other disposition exceeds one year. Non‑corporate U.S. Holders will generally be eligible for preferential rates of taxation on long‑term capital gains. The deductibility of capital losses for U.S. federal income tax purposes is subject to limitations. A U.S. Holder’s adjusted tax basis in an ordinary share generally will be equal to the cost of such ordinary share.

The amount realized on the sale, exchange, or other disposition of our ordinary shares in exchange for any currency other than the U.S. dollar should equal the U.S. dollar value of such currency translated at the spot exchange rate in effect on the date of disposition or, if our ordinary shares are regularly traded on NASDAQ, an established securities market, and the holder is a cash method or electing accrual method U.S. Holder, the settlement date. A U.S. Holder’s tax basis in the currency received should equal such U.S. dollar amount realized, as described above. Any gain or loss realized by such holder on a subsequent conversion or other disposition of the non‑U.S. dollar currency generally will be ordinary income or loss.

The determination of whether our ordinary shares are traded on an established securities market is not entirely clear under current U.S. federal income tax law. Please consult your tax advisor regarding the proper treatment of foreign currency gains or losses with respect to a sale or other disposition of our ordinary shares.

Any gain or loss that a U.S. Holder recognizes on a sale, exchange or other disposition of our ordinary shares generally will be treated as a U.S. source income or loss for foreign tax credit limitation purposes. As a result, you may not be able to claim a foreign tax credit with respect to the Dutch tax, if any, on any such gain. You should consult your tax advisor as to whether the Dutch tax on any such gain may be creditable against U.S. federal income tax on foreign‑source income from other sources.

Subject to the discussion below under “Backup Withholding Tax and Information Reporting Requirements,” if you are a Non‑U.S. Holder, you generally will not be subject to U.S. federal income or withholding tax on any gain realized on the sale or exchange of such ordinary shares unless:

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

Passive Foreign Investment Company Considerations

If we were to be classified as a PFIC in any taxable year, a U.S. Holder would be subject to special rules generally intended to reduce or eliminate any benefits from the deferral of U.S. federal income tax that a U.S. Holder might otherwise derive from investing in a non‑U.S. company that does not distribute all of its earnings on a current basis.

A non‑U.S. corporation will be classified as a PFIC for federal income tax purposes in any taxable year in which, after applying certain look‑ through rules with respect to the income and assets of subsidiaries, either:

•	at least 75% of its gross income is “passive income;” or
•

at least 50% of the average quarterly value of its gross assets (which may be determined in part by the market value of our ordinary shares, which is subject to change) is attributable to assets that produce “passive income” or are held for the production of passive income.

Passive income for this purpose generally includes dividends, interest, royalties, rents, gains from commodities and securities transactions, the excess of gains over losses from the disposition of assets which produce passive income, and includes amounts derived by reason of the temporary investment of funds raised in offerings of our ordinary shares. If a non‑U.S. corporation owns at least 25% by value of the shares of another corporation, the non‑U.S. corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation and as receiving directly its proportionate share of the other corporation’s income. If we are classified as a PFIC in any year with respect to which a U.S. Holder owns our ordinary shares, we will generally continue to be treated as a PFIC with respect to such U.S. Holder in all succeeding years during which the U.S. Holder owns our ordinary shares, regardless of whether we continue to meet the tests described above.

Based on our historic and expected operations, composition of assets and market capitalization (which will fluctuate from time to time), we do not believe we were classified as a PFIC for the taxable year ended December 31, 2015 and do not expect that we will be classified as a PFIC for the taxable year ending December 31, 2016. However, the determination of whether we are a PFIC is made annually, after the close of the relevant taxable year. Therefore, it is possible that the Company could be classified as a PFIC for the current taxable year or in future years due to changes in the composition of our assets or income, as well as changes in our market capitalization. In addition, our status as a PFIC may depend on how quickly we utilize the cash proceeds from our initial public offering in our business. There can be no assurance that we will not be considered a PFIC for any taxable year.

If we were a PFIC, and you are a U.S. Holder, then unless you make one of the elections described below, a special tax regime will apply to both (a) any “excess distribution” by us to you (generally, your ratable portion of distributions in any year which are greater than 125% of the average annual distribution received by you in the shorter of the three preceding years or your holding period for our ordinary shares) and (b) any gain realized on the sale or other disposition of the ordinary shares. Under this regime, any excess distribution and realized gain will be treated as ordinary income and will be subject to tax as if (i) the excess distribution or gain had been realized ratably over your holding period, (ii) the amount deemed realized in each year had been subject to tax in each year of that holding period at the highest marginal rate for such year (other than income allocated to the current period or any taxable period before we became a PFIC, which would be subject to tax, at the U.S. Holder’s regular ordinary income rate for the current year and would not be subject to the interest charge discussed below), and (iii) the interest charge generally applicable to underpayments of tax had been imposed on the taxes deemed to have been payable in those years. In addition, dividend distributions made to you will not qualify for the lower rates of taxation applicable to long‑term capital gains discussed above in “—Distributions.” Certain elections may be available that would result in an alternative treatment (such as mark‑to‑market treatment) of our ordinary shares.

If a U.S. Holder makes the mark‑to‑market election, then, in lieu of being subject to the tax and interest charge rules discussed above, the U.S. Holder generally will recognize as ordinary income any excess of the fair market value of the ordinary shares at the end of each taxable year over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of the ordinary shares over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark‑to‑market election). If a U.S. Holder makes the election, the U.S. Holder’s tax basis in the ordinary shares will be adjusted to reflect these income or loss amounts. Any gain recognized on the sale or other disposition of the ordinary shares in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark‑to‑market election).

The mark‑to‑market election is available only if we are a PFIC and our ordinary shares are “regularly traded” on a “qualified exchange.” Our ordinary shares will be treated as “regularly traded” in any calendar year in which more than a de minimis quantity of the ordinary shares are traded on a qualified exchange on at least 15 days during each calendar quarter. NASDAQ is a qualified exchange for this purpose. Because a mark‑to‑market election cannot be made for any lower‑tier PFICs that we may own, a U.S. Holder may continue to be subject to the tax and interest charge rules discussed above with respect to such holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes, including shares in any of the Company’s subsidiaries that are treated as PFICs. If a U.S. Holder makes a mark‑to‑market election, it will be effective for the taxable year in which the election is made and all subsequent taxable years unless our ordinary shares are no longer regularly traded on a qualified exchange or the IRS consents to the revocation of the election.

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

If a U.S. Holder owns ordinary shares during any year in which we are a PFIC, the U.S. Holder generally will be required to file an IRS Form 8621 (Information Return by a Shareholder of a PFIC or Qualified Electing Fund) with respect to the Company, generally with the U.S. Holder’s federal income tax return for that year.

U.S. Holders should consult their tax advisors regarding whether we are a PFIC and the potential application of the PFIC Rules.

Medicare Tax

Certain U.S. Holders that are individual, estates or trusts are subject to a 3.8% tax on all or a portion of their “net investment income,” which may include all or a portion of their dividend income and net gains from the disposition of ordinary shares. Each U.S. Holder that is an individual, estate or trust is urged to consult its tax advisors regarding the applicability of the Medicare tax to its income and gains in respect of its income in our ordinary shares.

Backup Withholding Tax and Information Reporting Requirements

United States backup withholding tax and information reporting requirements may apply to certain payments to certain holders of shares. Information reporting generally will apply to payments of dividends on, and to proceeds from the sale or redemption of, our ordinary shares made within the United States, or by a United States payor or United States middleman, to a holder of our ordinary shares, other than an exempt recipient (including a payee that is not a United States person that provides an appropriate certification and certain other persons). A payor will be required to withhold backup withholding tax from any payments of dividends on, or the proceeds from the sale or redemption of, ordinary shares within the United States, or by a United States payor or United States middleman, to a holder, other than an exempt recipient, if such holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with or establish an exemption from, such backup withholding tax requirements. Any amounts withheld under the backup withholding rules will be allowed as a credit against the beneficial owner’s United States federal income tax liability, if any, and any excess amounts withheld under the backup withholding rules may be refunded, provided that the required information is timely furnished to the IRS.

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

Please note that this summary does not describe the tax considerations for:

•

holders of ordinary shares if such holders, and in the case of individuals, his/her partner or certain of their relatives by blood or marriage in the direct line (including foster children), have a substantial interest or deemed substantial interest in us under the Netherlands Income Tax Act 2001 (Wet inkomstenbelasting 2001). Generally speaking, a holder of securities in a company is considered to hold a substantial interest in such company if such holder alone or, in the case of individuals, together with his/her partner (a statutorily defined term), directly or indirectly, holds (i) an interest of 5% or more of the total issued and outstanding capital of that company or of 5% or more of the issued and outstanding capital of a certain class of shares of that company; or (ii) rights to acquire, directly or indirectly, such interest; or (iii) certain profit sharing rights in that company that relate to 5% or more of the company’s annual profits and/or to 5% or more of the company’s liquidation proceeds. A deemed substantial interest may arise if a substantial interest (or part thereof) in a company has been disposed of, or is deemed to have been disposed of, on a non‑recognition basis;

•

holders of our ordinary shares whose shareholdings qualify or qualified as a participation for purposes of the Netherlands Corporate Income Tax Act 1969 (Wet op de vennootschapsbelasting 1969). Generally, a taxpayer’s shareholding of 5% or more in a company’s nominal paid‑up share capital qualifies as a participation. A holder may also have a participation if such holder does not have a 5% shareholding but a related entity (statutorily defined term) has a participation or if the company in which the shares are held is a related entity (statutorily defined term);

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

Dividend Withholding Tax

Dividends distributed by us generally are subject to Netherlands dividend withholding tax at a rate of 15%. The expression “dividends distributed” includes, among other things:

•	distributions in cash or in kind, deemed and constructive distributions and repayments of paid‑in capital not recognized for Netherlands dividend withholding tax purposes;
•

liquidation proceeds, proceeds of redemption of our ordinary shares, or proceeds of the repurchase of our ordinary shares by us or one of our subsidiaries or other affiliated entities to the extent such proceeds exceed the average paid‑in capital of those ordinary shares as recognized for purposes of Netherlands dividend withholding tax;

•

an amount equal to the par value of ordinary shares issued or an increase of the par value of ordinary shares, to the extent that it does not appear that a contribution, recognized for purposes of Netherlands dividend withholding tax, has been made or will be made; and

•

partial repayment of the paid‑in capital, recognized for purposes of Netherlands dividend withholding tax, if and to the extent that we have net profits (zuivere winst), unless the holders of our ordinary shares have resolved in advance at a general meeting to make such repayment and the par value of the ordinary shares concerned has been reduced by an equal amount by way of an amendment of our Articles of Association.

If a holder of our ordinary shares is resident in a country other than the Netherlands and if a double taxation convention is in effect between the Netherlands and such other country, such holder of our ordinary shares may, depending on the terms of that double taxation convention, be eligible for a full or partial exemption from, or refund of, Netherlands dividend withholding tax.

Individuals and corporate legal entities who are resident or deemed to be resident in the Netherlands for Netherlands tax purposes (“Netherlands Resident Individuals” and “Netherlands Resident Entities,” as the case may be), other than individuals who have made an election for the application of the rules of the Netherlands Income Tax Act 2001 as they apply to residents of the Netherlands, can generally credit the Netherlands dividend withholding tax against their income tax or corporate income tax liability. The same generally applies to holders of our ordinary shares that are neither resident of nor deemed to be resident of the Netherlands and holders of our ordinary shares that are individuals who have made an election for the application of the rules of the Netherlands Income Tax Act 2001 as they apply to residents of the Netherlands if the ordinary shares are attributable to a Netherlands permanent establishment of such non‑resident holder.

In general, we will be required to remit all amounts withheld as Netherlands dividend withholding tax to the Netherlands tax authorities. However, under certain circumstances, we are allowed to reduce the amount to be remitted to the Netherlands tax authorities by the lesser of:

•	3% of the portion of the distribution paid by us that is subject to Netherlands dividend withholding tax; and
•

3% of the dividends and profit distributions, before deduction of foreign withholding taxes, received by us from qualifying foreign subsidiaries in the current calendar year (up to the date of the distribution by us) and the two preceding calendar years, as far as such dividends and profit distributions have not yet been taken into account for purposes of establishing the above‑ mentioned reduction.

Although this reduction reduces the amount of Netherlands dividend withholding tax that we are required to remit to the Netherlands tax authorities, it does not reduce the amount of tax that we are required to withhold on dividends distributed.

Pursuant to legislation to counteract “dividend stripping,” a reduction, exemption, credit or refund of Netherlands dividend withholding tax is denied if the recipient of the dividend is not the beneficial owner as described in the Netherlands Dividend Withholding Tax Act 1965. This legislation generally targets situations in which a shareholder retains its economic interest in shares but reduces the withholding tax costs on dividends by a transaction with another party. It is not required for these rules to apply that the recipient of the dividends is aware that a dividend stripping transaction took place. The Netherlands State Secretary of Finance takes the position that the definition of beneficial ownership introduced by this legislation will also be applied in the context of a double taxation convention.

Tax on Income and Capital Gains

Residents of the Netherlands

Individuals.  If a holder of our ordinary shares is a Netherlands Resident Individual any benefit derived or deemed to be derived from our ordinary shares is taxable at the progressive income tax rates (with a maximum of 52%), if:

(a)the ordinary shares are attributable to an enterprise from which the Netherlands Resident Individual derives a share of the profit, whether as an entrepreneur or as a person who has a co‑entitlement to the net worth (medegerechtigd tot het vermogen) of such enterprise, without being an entrepreneur or a shareholder, as defined in the Netherlands Income Tax Act 2001; or

(b)the holder of our ordinary shares is considered to perform activities with respect to the ordinary shares that go beyond ordinary asset management (normaal, actief vermogensbeheer) or derives benefits from the ordinary shares that are taxable as benefits from other activities (resultaat uit overige werkzaamheden).

If the above‑mentioned conditions (a) and (b) do not apply to the individual holder of our ordinary shares, the ordinary shares are recognized as investment assets and included as such in such holder’s net investment asset base (rendementsgrondslag). Such holder will be taxed annually on a deemed income of 4% of his or her net investment assets for the year at an income tax rate of 30%. The net investment assets for the year are the fair market value of the investment assets less the allowable liabilities on January 1 of the relevant calendar year. A tax free allowance may be available. Actual benefits derived from our ordinary shares are as such not subject to Netherlands income tax.

A law has been enacted, pursuant to which, beginning on 1 January 2017, the taxation of income from savings and investments will be amended and the deemed income will no longer be fixed at 4%, but instead a variable return between, as currently proposed, 2.9% and 5.5% (depending on the amount of holder's net investment assets for the year) will be applied. Following 2017, the deemed income will be adjusted annually. However, at the request of the Netherlands Parliament the Netherlands Ministry of Finance will also review, in the course of 2016, whether the taxation of income from savings and investments can be based on the actual income and/or gains realized in respect of the savings and investments instead of a deemed return.

Entities.  Any benefit derived or deemed to be derived from our ordinary shares held by Netherlands Resident Entities, including any capital gains realized on the disposal thereof, will generally be subject to Netherlands corporate income tax at a rate of 25% (a corporate income tax rate of 20% applies with respect to taxable profits up to €200,000).

Non‑Residents of the Netherlands.

A holder of our ordinary shares will not be subject to Netherlands taxes on income or on capital gains in respect of any payment under the ordinary shares or any gain realized on the disposal or deemed disposal of our ordinary shares, provided that:

(i)such holder is neither a resident nor deemed to be resident in the Netherlands for Netherlands tax purpose;

(ii)such holder does not have an interest in an enterprise or a deemed enterprise (statutorily defined term) which, in whole or in part, is either effectively managed in the Netherlands or is carried out through a permanent establishment, a deemed permanent establishment or a permanent representative in the Netherlands and to which enterprise or part of an enterprise the ordinary shares are attributable; and

(iii)in the event such holder is an individual, such holder does not carry out any activities in the Netherlands with respect to our ordinary shares that go beyond ordinary asset management and does not derive benefits from the ordinary shares that are taxable as benefits from other activities in the Netherlands.

Gift or Inheritance Tax

Residents of the Netherlands

Gift and inheritance taxes will arise in the Netherlands with respect to a transfer of our ordinary shares by way of a gift by, or on the death of, a holder of our ordinary shares who is resident or deemed to be resident in The Netherlands at the time of the gift or his/her death.

Non‑residents of the Netherlands

No Netherlands gift or inheritance taxes will arise on the transfer of our ordinary shares by way of gift by, or on the death of, a holder of ordinary shares who is neither resident nor deemed to be resident in The Netherlands, unless:

(i)in the case of a gift of ordinary shares by an individual who at the date of the gift was neither resident nor deemed to be resident in the Netherlands, such individual dies within 180 days after the date of the gift, while being resident or deemed to be resident in the Netherlands; or

(ii)the transfer is otherwise construed as a gift or inheritance made by, or on behalf of, a person who, at the time of the gift or death, is or is deemed to be resident in the Netherlands.

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

G.          Statement by Experts

Not applicable.

H.           Documents on Display

We are currently subject to the informational requirements of the Exchange Act applicable to foreign private issuers and fulfill the obligations of these requirements by filing reports with the SEC. As a foreign private issuer, we are exempt from the rules under the Exchange Act relating to the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short‑swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we intend to file with the SEC an annual report on Form 20‑F containing financial statements which will be examined and reported on, with an opinion expressed, by an independent public accounting firm. We also intend to furnish the SEC reports on Form 6‑K containing unaudited quarterly financial information after the end of each fiscal quarter.

You may read and copy any document we file with the SEC without charge at the SEC’s public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1‑800‑ SEC‑0330 for further information on the public reference room. The SEC also maintains an Internet site that contains reports and other information regarding issuers that file electronically with the SEC. Our filings with the SEC are also available to the public through this web site at http://www.sec.gov. As permitted under NASDAQ Stock Market Rule 5250(d)(1)(C), we will post our annual reports filed with the SEC on our website at http://www.cnova.com. We will furnish hard copies of such reports to our shareholders free of charge upon written request.

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

Item 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

We are exposed to a variety of risks in the ordinary course of our business, including foreign currency exchange fluctuations, counterparty (credit) risk, equity risk, liquidity risk and changes in interest rates and inflation. We regularly assess each of these risks to minimize any adverse effects on our business as a result of those factors. For sensitivity analysis of our exposure to these risks, see Note 28 to our consolidated financial statements as of and for the year ended December 31, 2015.

Foreign Currency Risk

Our net sales and our operating expenses are denominated in the currencies of the countries in which our operations are located and may be subject to fluctuations, when translated into euro, due to changes in foreign currency exchange rates, particularly changes in the Brazilian real against the euro. Fluctuations in foreign currency exchange rates may cause us to recognize translation gains and losses in our income statements. In addition, we are exposed to foreign currency risk in transactions not denominated in euro. Exposure related to Brazilian real (R$) is described in

Note 28 to our consolidated financial statements included elsewhere in this annual report. Cnova does not hedge this “translation exposure.” If the Brazilian real exchange rate had been ten percent higher/lower and all other variables were held constant, the Company’s net profit would have increased/decreased by €13.9 million and €(17) million in 2015 and by €7.3 million and €(9) million in 2014, and equity (excluding net profit) would have decreased/increased by €3.2 million and €(3.9) million in 2015 and by €(57.6) million and €70.5 million in 2014, solely due to the translation of the financial statements denominated in Brazilian real. In addition, the value of an investment in our ordinary shares traded on the NASDAQ Global Select Market will be affected by the exchange rate between the U.S. dollar and the euro because the value of our business is effectively denominated in euro, while our ordinary shares traded on the NASDAQ Global Select Market are traded in U.S. dollars.

During the years ended December 31, 2015 and as of December 31, 2014, we had one foreign exchange hedging transaction for €2.2 million put in place by our subsidiary C‑Asia. This hedge is no longer in place following the spinoff of C-Asia completed in the first half of 2016.

For further discussion of the effect of foreign currency risk on our business, see “ITEM 5.A: Operating Results - Key Financial Metrics and Factors Impacting our Results of Operations—Impact of Foreign Currency Translation.”

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

Other Market Risks

Interest rate risk

As described in Notes 26 and 28 to our financial statements included elsewhere in this annual report, our financial debt is mainly related to loans or current accounts at floating rates with its Parent Companies. In addition, a variation in interest rates can impact revenues from cash and cash equivalents as well as the cost of selling credit card receivables. Overall, we consider interest rate risk to be limited.

Equity risk

We do not hold any significant interests other than our entities.

Liquidity and credit risk

We manage liquidity risk through the daily monitoring of cash flows, control of financial assets and liabilities maturities and a close relationship with financial institutions. Cnova held €1.8 million and €- million as cash and cash equivalents as of December 31, 2015 and December 31, 2014, respectively. Cnova’s liquidity is also dependent on financing from its Parent Companies (Casino and CBD) and on the sale of credit card receivables (see Notes 14 and 28 to our financial statements included elsewhere in this annual report).

Also see “Note 28 Financial risk management objectives and policies” to our consolidated financial statements.

Item 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

Item 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

Item 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Initial Public Offering

The effective date of the registration statement (File No. 333‑196521) for our IPO of ordinary shares, par value €0.05, was November 19, 2014. The offering commenced on October 31, 2014 and was closed on November 25, 2014. Joint bookrunners for the offering were Morgan Stanley & Co. LLC, J.P. Morgan Securities LLC, Merrill Lynch, Pierce, Fenner & Smith, Inc., Credit Suisse Securities (USA) LLC, and Deutsche Bank Securities Inc. Morgan Stanley & Co. LLC and J.P. Morgan Securities LLC acted as representatives of the underwriters. BNP Paribas Securities Corp., HSBC Securities (USA) Inc., Natixis Securities Americas LLC, and SG Americas Securities, LLC served as co‑managers for the offering. We registered 26,800,000 ordinary shares in this offering and granted the underwriters a 30‑day over‑allotment option to purchase up to 4,020,000 additional ordinary shares.

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

Item 15.  CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

The Company maintains disclosure controls and procedures designed to ensure that information required to be disclosed in reports filed under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), is recorded, processed, summarized and reported within the specified time periods. Cnova N.V.’s management, with the participation of the Company’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), evaluated the effectiveness of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act), as of December 31, 2015. Based on their evaluation, the Company’s CEO and CFO concluded that, due to material weaknesses in our internal control over financial reporting as described below, our disclosure controls and procedures were not effective as of December 31, 2015. We completed additional procedures prior to filing this annual report, which have allowed us to conclude that, notwithstanding such material weaknesses in our internal control over financial reporting as of December 31, 2015, the consolidated financial statements included in this report fairly present, in all material respects, the Company’s financial position, results of operations and cash flows for the periods presented in accordance with International Financial Reporting Standards (“IFRS”) as issued by International Accounting Standards Board (“IASB”).

Background

As disclosed in a press release dated December 18, 2015, the Board of Directors of Cnova N.V. engaged legal counsel to work with forensic accountants and perform an internal investigation of alleged employee misconduct related to inventory management at the Company’s Brazilian subsidiary’s distribution centers (DCs). Subsequently, the scope of the investigation at the Company’s Brazilian subsidiary (“Cnova Brazil”) was expanded to include: (i) an overstatement of Cnova Brazil net sales and accounts receivable (Customers’ Claims); (ii) inconsistencies linked to the amount and valuation of damaged and/or returned items in Cnova Brazil’s inventory (Reverse Logistics); (iii) incorrect entries recorded at Cnova Brazil concerning primarily accounts payable; (iv) altered account reconciliations that were intentionally prepared by Cnova Brazil accounting staff at the direction of former Cnova Brazil personnel and provided to mislead Cnova Brazil’s independent registered public accounting firm; (v) the unsupported capitalization of software development costs related to certain vendor expenses and employee payroll expenses into intangible asset accounts; and (vi) the improper deferral of certain operating expenses at Cnova Brazil (the “Investigation”).  The Investigation also identified misconduct by Cnova Brazil IT personnel who intentionally altered records related to user access to certain of Cnova Brazil’s IT systems to mislead the independent registered public accounting firm.

As a consequence, Cnova Brazil was unable by December 31, 2015, to remediate all the internal control deficiencies that were eventually identified by the Investigation to be in a position to execute a timely financial statement close and to properly perform and/or accumulate certain analyses and reconciliations in a timely manner, which delayed the Company’s financial statement close process.

Management’s Report on Internal Control over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by IASB.

Internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act, is a process designed by, or under the supervision of, the CEO and CFO and is effected by the board of directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with IFRS. Internal control over financial reporting includes those policies and procedures that:

•	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the Company’s assets;
•

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that the receipts and expenditures of the Company are being made only in accordance with appropriate authorization of management and the board of directors; and

•

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of the effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management, with the participation of our CEO and CFO, assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2015. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in Internal Control-Integrated Framework (2013). Based on our assessment and due to the material weaknesses discussed below, we have concluded that, as of December 31, 2015, the Company’s internal control over financial reporting was not effective based on those criteria.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis.

We have identified the following material weaknesses:

•	Cnova Brazil Control Environment

The former CEO of Cnova Brazil (who served from 2010 and was also Co-CEO and Executive Officer of Cnova NV from May 2014 to January 2016) and the former CFO of Cnova Brazil (who served from 2010 to March 2015) (together, “former Brazil CEO and CFO”) did not set the proper tone at the top by demonstrating a commitment to integrity and ethical values in the conduct of business and oversight of financial reporting of Cnova Brazil. The former Brazil CEO and CFO either directed and/or did not take action to prevent or stop the alteration of records and override of existing controls and other misconduct when they became aware of them and that were subsequently identified by the Investigation, and also concealed the existence of such practices or directed other former employees to do so.

Also, certain executive officers of Cnova Brazil were not held and did not hold certain executive officers and employees responsible and accountable for their internal control responsibilities in the conduct of business and financial reporting of Cnova Brazil. The former CEO of Cnova Brazil failed to hold certain personnel of Cnova Brazil, including current and former accounting and finance and information technology personnel and executives overseeing those areas, accountable for their internal control and financial reporting responsibilities.

•	Cnova NV Control Environment, Monitoring Activities and Financial Statement Close Process

The former Co-CEO and Executive Director of Cnova NV (who served from May 2014 to January 2016) and the former Executive Vice President and CFO of Cnova NV (who served from September 2014 to June 2016) did not set the proper tone at the top by demonstrating a commitment to integrity and ethical values in the conduct of business and oversight of financial reporting with respect to Cnova Brazil. When the former Co-CEO and Executive Director became aware of the alteration of records and when the former Co-CEO and Executive Director and the former Executive Vice President and CFO of Cnova NV became respectively aware of the risks of misconduct that were subsequently identified by the Investigation, the former Co-CEO and Executive Director did not take action to prevent such alterations and misconduct and did not take action to address them.

Also, certain executive officers of Cnova NV were not held and did not hold certain executive officers and employees responsible and accountable for their internal control responsibilities in the conduct of business and financial reporting of Cnova Brazil. The former Co-CEO and Executive Director and the former Executive Vice President and CFO of Cnova NV did not establish policies and procedures sufficient to provide reasonable assurance that certain executive officers and employees of Cnova Brazil appropriately carried out their internal control and financial reporting responsibilities and did not hold such executive officers and employees of Cnova Brazil accountable for their internal control and financial reporting responsibilities.

Cnova NV controls were insufficient to detect the misconduct at its subsidiary Cnova Brazil, and as a result Cnova NV was unable to properly perform and/or accumulate certain accounting analyses and reconciliations in a timely manner and with the proper level of internal oversight and/or review resulting in the restatement of the 2014 and 2013 comparative periods included in the December 31, 2015, consolidated financial statements.

•	Cnova Brazil Control Activities, Information and Communication

As a result of the foregoing, material weaknesses were identified in connection with the following internal control and financial reporting activities and processes of Cnova Brazil:

-  Customers’ Claims and Reverse Logistics at Cnova Brazil

Improper segregation of duties and internal controls in reverse logistics relating to handling of returned products, whether returned to inventories as standard products, products to be sold at a discount and/or products sent or sold to third-parties for recycling or for repair and/or repackaging, resulted in misappropriation of inventories by former employees.

Further, Cnova Brazil failed, partly in connection with the ITGC logical access deficiency noted above, to implement effective controls with respect to replacement shipments for customers claiming non-delivery of ordered products or receipt of damaged/unsuitable products, resulting in material misstatements of sales, accounts receivable and cost of sales and misappropriation of inventories.

- Accounts Payable at Cnova Brazil

Cnova Brazil failed to maintain effective internal controls over its reconciliation of accounts payable resulting in a material understatement of accounts payable against operating expenses.

Further, the former CFO, certain former supervisory accounting personnel and other personnel of Cnova Brazil either overrode or were directed to override existing controls and procedures to defer or delay the recording or accrual of freight expenses.

- Capitalization and Amortization of Intangible Assets at Cnova Brazil

Certain former executives of Cnova Brazil overrode existing internal controls related to the capitalization of software development costs in order to improperly capitalize both unsupported payroll expenses from Cnova employees and external vendors’ invoices as IT or website development costs, resulting in a material overstatement of intangible assets and related impact on amortization expenses.

- IT General Controls at Cnova Brazil

Cnova Brazil failed to implement and/or maintain effective IT general controls (“ITGCs”) that resulted in (i) unrestricted or improper logical access, including a lack of segregation of duties, with respect to certain applications critical for the conduct of business and appropriate financial reporting relating primarily to inventories, reverse logistics and customers’ claims and for financial reporting and (ii) intentionally altered user access documentation to mislead the independent registered public accounting firm.

- Deferred Taxes

Cnova Brazil failed to design or maintain controls related to its taxable profit forecasts and consistent analysis to support deferred tax assets, resulting in a material adjustment to its realizable deferred tax assets.

Remediation actions

The former Co-CEO and Executive Director of Cnova NV and CEO of Cnova Brazil resigned in January 2016. The former Executive Vice President and CFO of Cnova NV resigned in June 2016. In 2015, Cnova Brazil also dismissed 13 employees in connection with the inventory management misconduct and discontinued certain of its commercial relationship with third-party companies in connection with Reverse Logistics.

Further, since late 2015, the Company began implementing certain remedial actions to address these material weaknesses including the termination or replacement of certain executive officers and employees.  The Company continues to evaluate, design and implement with the support of external advisors and the oversight of the Audit Committee the appropriate remedial actions to address the material weaknesses described above.

Attestation report of the independent registered accounting firm

Ernst & Young Audit, the independent registered certified public accounting firm who audited the Company's consolidated financial statements included in this Form 20-F, has issued a report on the Company’s internal control over financial reporting, which is included herein.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting other than those resulting from the implementation of the plan to remediate the material weaknesses described above and that will continue to be implemented throughout 2016.

Report of Independent Registered Certified Public Accounting Firm

To the Board of Directors and Shareholders of Cnova N.V.

We have audited Cnova N.V. and subsidiaries’ (Cnova’s) internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission “(2013 framework)” (the COSO criteria). Cnova’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on Cnova’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weaknesses have been identified and included in Management’s assessment. Management has identified material weaknesses in controls related to (i) Cnova Brazil Control Environment, (ii) Cnova NV Control Environment, Monitoring Activities and Financial Statement Close Process and (iii) Cnova Brazil Control Activities, Information and Communication in connection with Customers’ Claims and Reverse Logistics at Cnova Brazil, Accounts Payable, Capitalization and Amortization of Intangible Assets, IT General Controls (in terms of logical access and change management) and Deferred taxes.

In our opinion, because of the effect of the material weaknesses described above on the achievement of the objectives of the control criteria, Cnova N.V. and subsidiaries have not maintained effective internal control over financial reporting as of December 31, 2015, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Cnova N.V. and subsidiaries as of December 31, 2015, 2014 and 2013 and the related consolidated income statements, consolidated statements of comprehensive income, statements of changes in consolidated equity, and consolidated statements of cash flows for each of the three years in the period ended December 31, 2015. These material weaknesses were considered in determining the nature, timing and extent of audit tests applied in our audit of the 2015 consolidated financial statements including the restated 2014 and 2013 comparative periods, and this report does not affect our report dated July 21, 2016, which expressed an unqualified opinion on those financial statements.

Paris-La-Défense, July 21, 2016.

/S/ ERNST & YOUNG Audit

Item 16.  [RESERVED]

Item 16A.  AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that each of Bernard Oppetit and Silvio J. Genesini is an “audit committee financial expert,” as defined under the U.S. federal securities laws and has the requisite financial experience defined by NASDAQ corporate governance rules.

Item 16B.  CODE OF ETHICS

Our board of directors has adopted a Code of Business Conduct and Ethics applicable to all of our directors and employees (subject to local laws and regulations), including our CEO, CFO, controller or principal accounting officer, or other persons performing similar functions, part of which is a “code of ethics” as defined in Item 16B of Form 20‑F promulgated by the SEC. The full text of the Code of Business Conduct and Ethics can be found on our website at www.cnova.com. Information contained on, or that can be accessed through, our website does not constitute a part of this annual report and is not incorporated by reference herein. Under Item 16B of Form 20‑F, if a waiver or amendment of the Code of Business Conduct and Ethics applies to our principal executive officer, principal financial officer, principal accounting officer, controller or other persons performing similar functions and relates to standards promoting any of the values described in Item 16B(b) of Form 20‑F, we will disclose such waiver or amendment (i) on our website within five business days following the date of amendment or waiver in accordance with the requirements of Instruction 4 to such Item 16B or (ii) through the filing of a Form 6‑K. We granted no waivers under our Code of Business Conduct and Ethics in 2015.

Item 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES

Principal Accountant Fees and Services

We paid the following fees for professional services rendered by Ernst & Young Audit, an independent registered public accounting firm, for the years ended December 31, 2014 and 2015:

	2014	2015
Audit Fees	$3,913,600	$2,379,291
Audit - Related Fees	—	$822,131
Tax Fees	—	—
All Other Fees	—	—
Total	$3,913,600	$3,201,421

“Audit fees” are fees for services performed by our independent public accounting firm and its network in connection with our annual audit for the years ended December 31, 2014 and 2015, the filing of our Form F-1 in 2014, and consultation concerning financial accounting and reporting standards.

“Audit-related fees” relate to assurance and associated services that are traditionally performed by the independent auditor, including: accounting consultation and consultation concerning financial accounting, reporting standards and due diligence investigations.

“Tax fees” include fees for professional services rendered by our independent registered public accounting firm for tax compliance, transfer pricing and tax advice on actual or contemplated transactions.

Audit Committee’s Pre‑approval Policies and Procedures

Our audit committee has adopted in its audit committee charter a pre-approval policy for the engagement of our independent accountant to perform certain audit and non-audit services. Pursuant to this policy, which is designed to assure that such engagements do not impair the independence of our auditors, the audit committee pre-approves annually a catalogue of specific audit and non-audit services that may be performed by our independent accountants. The audit committee has delegated authority to the audit committee chairman to pre-approve any non-audit services.

Item 16D.  EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

Item 16E.  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

Item 16F.  CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

Item 16G.  CORPORATE GOVERNANCE

We are a “controlled company” under the corporate governance rules of NASDAQ. A “controlled company” is a company of which more than 50% of the voting power is held by an individual, a group or another company. Our Founding Shareholders beneficially own 93.4% of our ordinary shares and 100% of our special voting depository receipts for our special voting shares, representing 96.6% of the voting power of all of our ordinary shares and special voting shares voting together as a single class.

Pursuant to the “controlled company” exemption, we are not required to meet certain corporate governance requirements discussed below. In the event that we cease to be a controlled company, we may elect to comply with the provisions of the NASDAQ rules that apply to non‑controlled companies within the transition periods specified in the corporate governance rules, or we may avail ourselves of the exemption from corporate governance rules afforded to foreign private issuers, as discussed below.

In particular, subject to certain exceptions, the NASDAQ listing standards permit a foreign private issuer to follow its home country practice in lieu of the NASDAQ listing standards. A foreign private issuer that elects to follow a home country practice instead of the NASDAQ requirements must submit to NASDAQ in advance a written statement from an independent counsel in the issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws. In addition, a foreign private issuer must disclose in its annual reports filed with the SEC each such requirement that it does not follow and describe the home country practice followed instead of any such requirement. Certain NASDAQ corporate governance requirements are not reflected in the DCGC or Dutch law.

We have opted out of the following NASDAQ corporate governance rules:

•

As a “controlled company,” we do not comply with the NASDAQ requirement that a majority of the members of our board of directors be independent. Although we are not required to make a formal determination regarding the independence of our directors under NASDAQ corporate governance rules, we have determined that Bernard Oppetit and Silvio J. Genesini are independent under those rules.

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

•

We do not follow the requirement of shareholder approval for certain issuances of securities, including (i) in connection with the acquisition of shares or assets of another company that will equal 20% or more of the number of shares or voting power outstanding, (ii) when it would result in a change of control or (iii) in connection with a transaction other than a public offering involving the sale, issuance or potential issuance of ordinary shares at a price less than market value if greater than 20% of our pre‑transaction issued and outstanding shares are sold. We, however, comply with the applicable Dutch law and our Articles of Association with respect to the issuance of shares, as described under the heading “ITEM 10.B: Memorandum and Articles of Association—Issuance of Shares and Pre-emptive Rights.”

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

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20‑F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Cnova N.V.
Date: July 21, 2016	By:	/s/ Stéphane Brunel
Stéphane Brunel
Chief Financial Officer

ANNUAL REPORT ON FORM 20‑F

INDEX OF EXHIBITS

Exhibit No.	Description
1.1	English translation of Amended and Restated Articles of Association of Cnova N.V.(6)
2.1	Registration Rights Agreement, dated November 25, 2014, among the Registrant and the other parties thereto(7)
2.2

Special Voting Agreement, dated November 24, 2014, among the Voting Depositary, Cnova N.V., Casino, Guichard‑Perrachon S.A., Companhia Brasileira de Distribuição, Via Varejo S.A., Almacenes Éxito S.A., Germán Quiroga and Eduardo Chalita in the presence and acknowledgement of Marneylectro B.V., Marneylectro S.à r.l. and Nova Pontocom Comércio Eletrônico S.A.(7)

4.1	Cnova 2014 Omnibus Incentive Plan(5)*
4.2	English translation of the Logistics Service Agreement, dated January 24, 2013, between Easydis S.A.S. and Cdiscount S.A.(1)
4.3	English translation of the First Amendment, dated May 16, 2014, to the Logistics Service Agreement, dated January 24, 2013, between Easydis S.A.S. and Cdiscount S.A.(1)
4.4	English translation of the Second Amendment, dated May 16, 2014, to the Logistics Service Agreement, dated January 24, 2013, between Easydis S.A.S. and Cdiscount S.A.(1)
4.5	English translation of the Third Amendment, dated March 27, 2015, to the Logistics Service Agreement, dated January 24, 2013, between Easydis S.A.S. and Cdiscount S.A.(7)
4.6	English translation of the Cooperation Agreement, dated December 30, 2011, between Banque du Groupe Casino S.A. and Cdiscount S.A.(1)
4.7	English translation of the First Amendment, dated December 20, 2012, to the Cooperation Agreement, dated December 30, 2011, between Banque du Groupe Casino S.A. and Cdiscount S.A.(1)
4.8	English translation of the Second Amendment, dated June 28, 2013, to the Cooperation Agreement, dated December 30, 2011, between Banque du Groupe Casino S.A. and Cdiscount S.A.(1)
4.9	English translation of the Third Amendment, dated December 15, 2015, to the Cooperation Agreement, dated December 30, 2011, between Banque du Groupe Casino S.A. and Cdiscount S.A.
4.10	English translation of the Fourth Amendment, dated December 16, 2015, to the Cooperation Agreement, dated December 30, 2011, between Banque du Groupe Casino S.A. and Cdiscount S.A.
4.11	English translation of the Joint Venture Agreement, dated June 13, 2012, among Banque du Groupe Casino S.A., C2C‑Cartes et Crédits à la Consommation S.A. and Cdiscount S.A.(1)
4.12	English translation of Agency Agreement, dated January 10, 2008, between Casino International S.A.S. and Cdiscount S.A.(1)
4.13	English summary of verbal agreement, dated March 27, 2015, amending the Agency Agreement, dated January 10, 2008, between Casino International S.A.S. and Cdiscount S.A.
4.14	Sogecash International Pooling Service Agreement, dated November 25, 2013, between Société Générale S.A., Polca Holding S.A. and the entities participating in the cash pooling(3)
4.15	Cash Pooling Agreement, dated July 1, 2014, between Polca Holding S.A. and Cnova N.V.(3)
4.16	English summary of the Bacalan Sublease Agreement, dated March 27, 2014, between Casino, Guichard‑ Perrachon S.A. and Cdiscount S.A.(1)
4.17

English summary of the Cestas Commercial Lease Agreements, dated March 26, 2013, April 20, 2010 and February 7, 2014, by and between Cdiscount S.A., as lessee, and respectively Genepierre S.C.P.I. & Gene‑Entreprise S.C.P.I., Pref 24 S.A.S. and Parcolog Bordeaux Cestas S.C.I., as lessors(1)

4.18	English translation of the Commercial Partnership Agreement, dated May 14, 2014, between Cdiscount S.A. and E.M.C. Distribution S.A.S.(1)
4.19	English translation of the First Amendment, dated March 27, 2015, to the Commercial Partnership Agreement, dated May 14, 2014, between Cdiscount S.A. and E.M.C. Distribution S.A.S.
4.20	English translation of Pick‑Up Point Agreement Regarding P30 Packages, dated January 1, 2013, between Cdiscount S.A. and Distribution Casino France S.A.S.(1)

Exhibit No.	Description
4.21

English translation of the First Amendment, dated May 16, 2014, to the Pick‑Up Point Agreement Regarding P30 Packages, dated January 1, 2013, between Cdiscount S.A. and Distribution Casino France S.A.S.(1)

4.22

English translation of the Second Amendment, dated December 19, 2014, to the Pick‑Up Point Agreement Regarding P30 Packages, dated January 1, 2013, between Cdiscount S.A. and Distribution Casino France S.A.S.(7)

4.23	English translation of Pick‑Up Point Agreement Regarding M30 Packages, dated January 1, 2013, between Cdiscount S.A. and Distribution Casino France S.A.S.(1)
4.24

English translation of the First Amendment, dated January 1, 2013, to the Pick‑Up Point Agreement Regarding M30 Packages, dated January 1, 2013, between Cdiscount S.A. and Distribution Casino France S.A.S.(1)

4.25

English translation of the Second Amendment, dated May 16, 2014, to the Pick‑Up Point Agreement Regarding M30 Packages, dated January 1, 2013, between Cdiscount S.A. and Distribution Casino France S.A.S.(1)

4.26	English translation of Pick‑Up Point Agreement Regarding P30 Packages, dated May 16, 2014, between Cdiscount S.A and Franprix Leader Price Holding S.A.S.(1)
4.27	English translation of Pick‑Up Point Agreement Regarding M30 Packages, dated May 16, 2014, between Franprix Leader Price Holding S.A.S. and Cdiscount S.A.(1)
4.28	English translation of Logistics Service Agreement, dated July 16, 2013, between CCV, S.N.C. and Cdiscount S.A.(1)
4.29	English translation of the First Amendment, dated May 16, 2014, to the Logistics Service Agreement, dated July 16, 2013, between CCV, S.N.C. and Cdiscount S.A.(2)
4.30	English translation of the Second Amendment, dated May 16, 2014, to the Logistics Service Agreement, dated July 16, 2013, between CCV, S.N.C. and Cdiscount S.A.(2)
4.31	English translation of the Finlandek Licensing Agreement, dated May 16, 2014, between Casino, Guichard‑ Perrachon S.A. and Cdiscount S.A.(1)
4.32	English translation of the Supply Agreement, dated May 19, 2014, between Cdiscount S.A. and EMC Distribution S.A.S.(1)
4.33	English translation of the First Commercial Partnership Agreement, dated May 19, 2014, between Cdiscount S.A. and Distribution Casino France S.A.S.(1)
4.34	English translation of the Second Commercial Partnership Agreement, dated May 19, 2014, between Cdiscount S.A. and Distribution Casino France S.A.S.(2)
4.35	English summary of verbal First Amendment to the First Commercial Partnership Agreement, dated May 19, 2014, between Cdiscount S.A. and Distribution Casino France S.A.S.
4.36	English summary of verbal First Amendment to the Second Commercial Partnership Agreement, dated May 19, 2014, between Cdiscount S.A. and Distribution Casino France S.A.S.
4.37	English translation of the Second Amendment, dated June 28, 2016, to the First Commercial Partnership Agreement, dated May 19, 2014, between Cdiscount S.A. and Distribution Casino France S.A.S.
4.38	English translation of the Second Amendment, dated June 28, 2016, to the Second Commercial Partnership Agreement, dated May 19, 2014, between Cdiscount S.A. and Distribution Casino France S.A.S.
4.39	Management Support and Strategic Advisory Agreement dated June 4, 2014, among Casino, Guichard‑ Perrachon S.A., Euris S.A.S. and Cnova N.V.(2)
4.40	English translation of Form of Side Letter Agreement between CNova Comércio Eletrônico S.A. and Companhia Brasileira de Distribuição
4.41	Guaranty Agreement, dated April 29, 2014, among Companhia Brasileira de Distribuição, Nova Pontocom Comércio Eletrônico S.A., Via Varejo S.A. and Apple Computer Brasil Ltda.(1)
4.42	English translation of Operational Agreement, dated October 17, 2013, among Nova Pontocom Comércio Eletrônico S.A., Via Varejo S.A. and Companhia Brasileira de Distribuição(2)

Exhibit No.	Description
4.43

English translation of First Amendment to the Operational Agreement, dated July 24, 2014, among Nova Pontocom Comércio Eletrônico S.A., Companhia Brasileira de Distribuição, Via Varejo S.A., CNova Comércio Eletrônico S.A. and Cnova N.V.(3)

4.44

English translation of Management Undertakings Agreement, dated July 23, 2014, among Nova Pontocom Comércio Eletrônico S.A., Germán Quiroga Pasquale Vilardo, Eduardo Khair Chalita, CNova Comércio Eletrônico S.A. and Cnova N.V.(3)*

4.45

Framework and IPO Agreement, dated July 11, 2014, among Casino, Guichard‑Perrachon S.A., Companhia Brasileira de Distribuição, Via Varejo S.A., Cnova N.V., Casino Entreprise S.A.S., Nova Pontocom Comércio Eletrônico S.A. and Nova OpCo.(2)

4.46	Cnova Contribution Agreement, dated July 24, 2014, among Cnova N.V., Casino, Guichard‑Perrachon S.A., Almacenes Éxito S.A. and Marneylectro B.V.(3)
4.47	Form of Indemnification Agreement between Cnova N.V. and its directors and executive officers(4)*
4.48	Trademark License Agreement, dated July 24, 2014, between Companhia Brasileira de Distribuição and CNova Comércio Eletrônico S.A.(3)
4.49	Trademark License Agreement, dated July 24, 2014, between Via Varejo S.A. and CNova Comércio Eletrônico S.A.(3)
4.50	Remuneration Policy of Directors and the Non‑Board Co‑CEO as adopted on October 30, 2014(7)*
4.51	Accession to the Cash Pooling Agreement, dated August 1, 2014, among Cnova N.V. and Polca Holding S.A.(7)
4.52	Accession to the Cash Pooling Agreement, dated August 1, 2014, among Cdiscount International B.V. and Polca Holding S.A.(7)
4.53	English translation of Accession to the Cash Pooling Agreement, dated August 1, 2014, among Cdiscount S.A. and Polca Holding S.A.(7)
4.54	English translation of Accession to Cash Pooling Agreement, dated October 17, 2014, among Cdiscount Group S.A.S. and Polca Holding S.A.(7)
4.55	Addendum No. 1 to Accession to the Cash Pooling Agreement, dated March 11, 2015, among Cnova N.V. and Polca Holding S.A.(7)
4.56	English translation of the Lease between Nova Pontocom Comércio Eletrônico S.A. and Rec Log 411 S.A., dated February 18, 2014, guaranteed by Companhia Brasileira de Distribuição(7)
4.57	English translation of Loan for Use Agreement between CNova Comércio Eletrônico S.A. and Via Varejo, S.A., dated November 27, 2014(7)
4.58	English translation of Form of Free Lease Agreement between CNova Comércio Eletrônico S.A. and Via Varejo S.A.
4.59	English translation of Form of Agreement for the Apportionment of Expenses between CNova Comércio Eletrônico S.A. and Via Varejo S.A.
4.60	English translation of Form of Agreement for the Repayment of Losses between CNova Comércio Eletrônico S.A. and Via Varejo S.A.
4.61	English translation of the Brand Image Use Agreement between Cdiscount S.A. and Distribution Casino France S.A.S., dated December 19, 2014(7)
4.62	English translation of the Brand Image Use Agreement between Cdiscount S.A. and Franprix Leader Price Holding, dated March 27, 2015
4.63	English translation of the Form of Accommodation (Pick-up) Agreement between CNova Comércio Eletrônico S.A. and Via Varejo
4.64	English translation of the Form of Accommodation (Pick-up) Agreement between CNova Comércio Eletrônico S.A. and Companhia Brasileira de Distribuição
4.65	English translation of Purchase Synergy Agreement between Cdiscount S.A. and Distribution Casino France S.A.S., dated June 30, 2015
4.66	Operational Service Agreement between Almacenes Éxito S.A. and Cdiscount Colombia S.A.S., dated March 27, 2015

Exhibit No.	Description
4.67	English summary of verbal Cross Canal Agreement between Cdiscount S.A. and Distribution Leader Price
4.68	English summary of verbal First Amendment to the Cross Canal Agreement between Cdiscount S.A. and Distribution Leader Price
4.69	English translation of Guarantee Framework Agreement, dated May 10, 2016, between CNova Comércio Eletrônico S.A.and Companhia Brasileira de Distribuição
4.70	English translation of First Amendment, dated May 10, 2016, to the Guarantee Framework Agreement, dated May 10, 2016, between CNova Comércio Eletrônico S.A. and Companhia Brasileira de Distribuição
4.71	English summary of verbal sublease agreement between Cdiscount S.A. and Distribution Franprix S.A. for warehouse located in Saint Mard, France
4.72	English translation of lease agreement, dated February 29, 2016, between Cdiscount S.A. and Goodman Saint Mard I Logistics (France) for warehouse located in Saint Mard, France
4.73	English translation of Tab Agreement, dated June 30, 2015, between Cdiscount S.A. and Distribution Casino France S.A.S.
4.74	English translation of Tab Agreement, dated June 30, 2015, between Cdiscount S.A. and Leader Price Exploitation
4.75	English summary of verbal Alimentaire Express Agreement between Cdiscount S.A. and Franprix Holding S.A.S.
4.76	English translation of Share Purchase Agreement dated September 30, 2015, between Cdiscount Group S.A.S., Financière MSR and Monoprix
8.1	List of Subsidiaries of Cnova N.V.
12.1	Certification of Principal Executive Officer pursuant to Exchange Act Rule 13a‑14(a)/15d‑14(a) as adopted pursuant to §302 of the Sarbanes‑Oxley Act of 2002
12.2	Certification of Principal Financial Officer pursuant to Exchange Act Rule 13a‑14(a)/15d‑14(a) as adopted pursuant to §302 of the Sarbanes‑Oxley Act of 2002
13.1	Certification of Principal Executive Officer pursuant to 18 U.S.C. §1350 as adopted pursuant to §906 of the Sarbanes‑Oxley Act of 2002, furnished herewith
13.2	Certification of Principal Financial Officer pursuant to 18 U.S.C. §1350 as adopted pursuant to §906 of the Sarbanes‑Oxley Act of 2002, furnished herewith

(1)	Previously filed with the SEC on June 4, 2014 pursuant to a registration statement on Form F‑1 (File No. 333196521) and incorporated by reference herein.
(2)	Previously filed with the SEC on July 14, 2014 pursuant to a registration statement on Form F‑1 (File No. 333196521) and incorporated by reference herein.
(3)	Previously filed with the SEC on August 7, 2014 pursuant to a registration statement on Form F‑1 (File No. 333196521) and incorporated by reference herein.
(4)	Previously filed with the SEC on October 21, 2014 pursuant to a registration statement on Form F‑1 (File No. 333‑196521) and incorporated by reference herein.
(5)	Previously filed with the SEC on October 29, 2014 pursuant to a registration statement on Form F‑1 (File No. 333‑196521) and incorporated by reference herein.
(6)	Previously filed with the SEC on October 31, 2014 pursuant to a registration statement on Form F‑1 (File No. 333‑196521) and incorporated by reference herein.
(7)	Previously filed with the SEC on March 31, 2015 in the registrant’s annual report on Form 20-F for the year ended December 31, 2014 and incorporated by reference herein.

*       Management contract or compensatory plan, contract or arrangement.

INDEX TO FINANCIAL STATEMENTS

Page
Audited Consolidated Financial Statements of Cnova N.V.
Report of Independent Registered Public Accounting Firm	F‑2
Consolidated Income Statements for the Years Ended December 31, 2013, 2014 and 2015	F‑3
Consolidated Statements of Comprehensive Income for the Years Ended December 31, 2013, 2014 and 2015	F‑4
Consolidated Balance Sheets as of December 31, 2013, 2014 and 2015	F‑5
Consolidated Statements of Cash Flows for the Years Ended December 31, 2013, 2014 and 2015	F‑6
Consolidated Statements of Changes in Equity for the Years Ended December 31, 2013, 2014 and 2015	F‑7
Notes to the Consolidated Financial Statements	F‑8
Note 1 Significant accounting policies, judgments, estimates and assumptions	F-8
Note 2 Earnings per share	F-12
Note 3 Restatement of previously issued financial statements	F-13
Note 4 Business combinations and equity transactions	F-19
Note 5 Assets held for sale and discontinued activities	F-23
Note 6 Operating segments	F-24
Note 7 Operating profit before restructuring, litigation, initial public offering expenses, gain/(loss) from disposal of non-current assets and impairment of assets	F-26
Note 8 Restructuring, gain/(loss) from disposal of non-current assets and impairment of assets	F-30
Note 9 Litigation	F-31
Note 10 Initial public offering expenses	F-31
Note 11 Financial income and expense	F-31
Note 12 Taxes	F-32
Note 13 Share of profits (losses) of associates	F-35
Note 14 Net cash and cash equivalents	F-35
Note 15 Financial assets	F-36
Note 16 Inventories, net	F-40
Note 17 Investments in associates	F-41
Note 18 Property and equipment, net	F-41
Note 19 Intangible assets, net	F-43
Note 20 Goodwill	F-46
Note 21 Impairment of goodwill, tangible and intangible assets	F-46
Note 22 Consolidated equity	F-49
Note 23 Share-based payments	F-50
Note 24 Provisions	F-53
Note 25 Pension and other post-employment benefit obligations	F-55
Note 26 Financial liabilities	F-56
Note 27 Fair value of financial instruments	F-58
Note 28 Financial risk management objectives and policies	F-60
Note 29 Off-balance sheet commitments	F-63
Note 30 Contingent assets and liabilities	F-64
Note 31 Related party transactions	F-64
Note 32 Subsequent events	F-75
Note 33 Main consolidated companies	F-80

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Cnova N.V.

We have audited the accompanying consolidated balance sheets of Cnova N.V. and subsidiaries (Cnova) as of December 31, 2013, 2014 and 2015, and the related consolidated income statements, consolidated statements of comprehensive income, statements of changes in consolidated equity, and consolidated statements of cash flows for each of the three years in the period ended December 31, 2015. These financial statements are the responsibility of Cnova's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cnova N.V. at December 31, 2013, 2014 and 2015, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2015, in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Cnova’s internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission “(2013 framework)” and our report dated July 21, 2016 expressed a qualified opinion thereon.

Paris-La-Défense, July 21, 2016.

/s/ ERNST & YOUNG Audit

AUDITED CONSOLIDATED FINANCIAL STATEMENTS OF CNOVA N.V.

Consolidated income statements

for the years ended December 31, 2013, 2014 and 2015

€ thousands	Notes	December 31, 2013 Restated (1)	December 31, 2014 Restated (1)	December 31, 2015
Net sales	7	2,897,047	3,416,368	3,448,511
Cost of sales	7	(2,473,902)	(2,989,946)	(3,036,834)
Operating expenses
Fulfillment	7	(202,688)	(248,218)	(275,737)
Marketing	7	(78,474)	(70,009)	(77,882)
Technology and content	7	(79,204)	(85,691)	(98,700)
General and administrative	7	(45,250)	(49,037)	(76,739)
Operating profit/(loss) before Restructuring, Litigation, Initial public offering expenses, Gain/(loss) from disposal of non-current assets and impairment of assets		17,529	(26,533)	(117,381)
Restructuring	8	(2,790)	(8,413)	(17,133)
Litigation	9	(3,145)	(3,135)	(3,124)
Initial public offering expenses	10	—	(15,985)	(3,702)
Gain/(loss) from disposal of non-current assets	8	835	14	(6,108)
Impairment of assets	8	(1,139)	(2,588)	(14,614)
Operating profit/(loss)		11,290	(56,640)	(162,062)
Financial income	11	5,297	8,091	34,602
Financial expense	11	(60,900)	(75,487)	(94,615)
Profit/(loss) before tax		(44,312)	(124,035)	(222,075)
Income tax gain/(expense)	12	15,704	13,113	(20,308)
Share of profits/(losses) of associates	13	—	(2,369)	—
Net profit (loss) from continuing activities		(28,608)	(113,291)	(242,383)
Net profit (loss) from discontinuing activities	5	180	(1,864)	(16,665)
Net profit/(loss) for the period		(28,428)	(115,155)	(259,048)
Attributable to Cnova equity owners		(27,696)	(112,495)	(244,223)
Attributable to non-controlling interests		(733)	(2,660)	(14,825)

Attributable to the owners continuing		(27,665)	(110,697)	(232,189)
Attributable to non-controlling interests continuing		(943)	(2,594)	(10,194)
Attributable to the owners discontinuing		(31)	(1,798)	(12,034)
Attributable to non-controlling interests discontinuing		210	(66)	(4,631)

Earnings (losses) per share (refer to Note 2)

In €	2013 Restated	2014 Restated	2015
Basic earnings per share	(0.07)	(0.27)	(0.55)
Diluted earnings per share	(0.07)	(0.27)	(0.55)

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statements of comprehensive income

for the years ended December 31, 2013, 2014 and 2015

€ thousands	2013 Restated	2014 Restated	2015
Net income/(loss) for the year	(28,428)	(115,155)	(259,048)
Items that may subsequently be recycled to profit or loss
Foreign currency translation	(90,954)	3,916	(147,634)
Available-for-sale financial assets	(43)	145	(133)
Items that may not be recycled to profit or loss
Actuarial gains and losses	(135)	(473)	59
Non-controlling interests
Other comprehensive income/(loss) for the year, net of tax	(91,132)	3,588	(147,708)
Total comprehensive income/(loss) for the year, net of tax	(119,560)	(111,567)	(406,756)
Attributable to Cnova equity owners	(115,189)	(108,748)	(392,520)
Attributable to non-controlling interests	(4,372)	(2,819)	(14,236)

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated balance sheets

as of December 31, 2013, 2014 and 2015

(€ thousands)	Notes	January 1, 2013 Restated (1)	December 31, 2013 Restated (1)	December 31, 2014 Restated (1)	December 31, 2015

ASSETS

Cash and cash equivalents	14	176,601	263,550	573,321	400,793
Trade receivables, net	15	118,723	120,745	117,656	129,651
Inventories, net	16	274,775	360,674	400,111	414,956
Current income tax assets		2,234	1,385	1,466	798
Other current assets, net	15	150,269	169,221	202,368	195,423
Total current assets		722,602	915,575	1,294,921	1,141,621

Other non-current assets, net	15	67,670	112,118	95,070	23,608
Deferred tax assets	12	18,481	31,195	46,463	11,637
Investment in associates	17	17,353	—	—	—
Property and equipment, net	18	31,223	32,974	43,989	33,475
Intangible assets, net	19	89,631	103,312	132,439	116,921
Goodwill	20	590,430	521,017	527,160	391,389
Total non-current assets		814,788	800,616	845,122	577,031

TOTAL ASSETS		1,537,391	1,716,191	2,140,043	1,718,651

EQUITY AND LIABILITIES

Current provisions	24	1,739	1,384	4,733	7,480
Trade payables		742,616	920,450	1,311,234	1,216,022
Current financial debt	26	76,586	80,170	102,557	132,198
Current tax liabilities		29,381	40,594	37,943	51,223
Other current liabilities	26	84,129	105,195	144,065	178,489
Liabilities held for sale
Total current liabilities		934,451	1,147,793	1,600,532	1,585,414

Non-current provisions	24	1,888	3,336	4,608	11,828
Non-current financial debt	26	1,419	83,148	2,046	14,769
Other non-current liabilities	26	5,759	3,814	4,023	8,569
Deferred tax liabilities	12	8,616	8,665	7,293	—
Total non-current liabilities		17,682	98,963	17,970	35,166

Share capital		20,573	20,573	22,065	22,065
Reserves, retained earnings and additional paid-in capital		544,285	432,481	493,536	83,436
Equity attributable to equity holders of Cnova		564,858	453,054	515,601	105,501
Non-controlling interests		20,400	16,382	5,941	(7,430)
Total equity	22	585,258	469,436	521,542	98,071

TOTAL EQUITY AND LIABILITIES		1,537,391	1,716,191	2,140,043	1,718,651

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statements of cash flows

for the years ended December 31, 2013, 2014 and 2015

€ thousands	2013 Restated	2014 Restated	2015
Net profit (loss) attributable to equity holders of the Parent	(27,665)	(110,697)	(232,189)
Net profit (loss) attributable to non-controlling interests	(943)	(2,594)	(10,194)
Net profit (loss) continuing for the year	(28,608)	(113,291)	(242,383)
Depreciation and amortization expense	26,064	30,710	36,846
Expenses on share-based payment plans	393	7,501	689
(Gains) losses on disposal of non-current assets and impairment of assets	304	2,574	20,723
Share of (profits) losses of associates	—	2,369	—
Other non-cash items	7,121	5,639	856
Financial expense, net	55,649	67,394	60,014
Current and deferred tax (gains) expenses	(15,704)	(13,113)	20,308
Income tax paid	(4,293)	(4,720)	(3,615)
Change in operating working capital	130,182	297,081	108,884
Inventories of products	(103,122)	(31,658)	(72,315)
Trade payables	247,779	371,497	179,456
Trade receivables	22,990	(14,162)	(19,869)
Other	(37,465)	(28,596)	21,612
Net cash from/(used in) continuing operating activities	171,108	282,144	2,322
Net cash from/(used in) discontinued operating activities	(932)	(2,037)	(7,337)
Purchase of property, equipment & intangible assets	(48,519)	(71,169)	(66,476)
Purchase of non-current financial assets	(5,070)	(1,944)	(960)
Proceeds from disposal of prop., equip., intangible assets & non-current financial assets	2,223	3,325	4,868
Movement of perimeter, net of cash acquired (Note 4)	—	(11,393)	10,100
Investments in associates (Note 4)	—	(1,350)	(3,429)
Changes in loans granted (including to related parties—refer to Note 31)	(12,490)	120	64,931
Net cash from/(used in) continuing investing activities	(63,856)	(82,411)	9,034
Net cash from/(used in) discontinued investing activities	2,009	(177)	4,443
Changes in loans received	—	(31,073)	14,987
Transaction with owners of non-controlling interests	—	5,812	(18,627)
Proceeds from IPO, net of costs	—	137,081	20
Additions to financial debt	68,230	104,238	10,818
Repayments of financial debt	(40,431)	(16)	(232)
Interest paid, net	(57,505)	(63,230)	(63,337)
Net cash from/(used in) continuing financing activities	(29,706)	152,812	(56,371)
Net cash from/(used in) discontinued financing activities	—	(4,332)	(52)
Effect of changes in foreign currency translation adjustments	(22,618)	(5,721)	(133,614)
Effect of discontinued changes in foreign currency translation adjustments	—	221	259
Change in cash and cash equivalents from continuing activities	54,928	346,824	(178,629)
Change in cash and cash equivalents from discontinued activities	1,077	(6,325)	(2,687)
Cash and cash equivalents, net, at beginning of period	176,647	232,651	573,152
Cash and cash equivalents, net, at end of period (Note 14)	232,651	573,152	389,992
Cash and cash equivalents, net, at end of period, discontinuing			1,844

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statements of changes in equity

for the years ended December 31, 2013, 2014 and 2015

							Available-
			Additional		Foreign	Actuarial	for-sale	Equity	Non-	Total
	Number of	Share	paid-in	Retained	currency	gains and	financial	holders of	controlling	consolidated
€ thousands	shares	capital	capital	earnings	translation	losses	assets	the Parent	interests	equity
As of January 1, 2013(restated)	411,455,569	20,573	713,903	(146,155)	(23,271)	(224)	31	564,858	20,401	585,259
Other comprehensive income (loss) for the year		—	—	—	(87,315)	(135)	(43)	(87,493)	(3,639)	(91,132)
Restated Net profit (loss) for the year	—	—	—	(27,696)	—	—	—	(27,696)	(733)	(28,428)
Consolidated comprehensive income for the year	—	—	—	(27,696)	(87,315)	(135)	(43)	(115,189)	(4,372)	(119,561)
Share-based payments	—	—	384	—	—	—	—	384	9	393
Transactions between Group and NCI(i)	—	—	(241)	—	—	—	—	(241)	—	(241)
Other movements(iii)	—	—	3,176	66	—	—	—	3,242	344	3,586
As of December 31, 2013 (restated)	411,455,569	20,573	717,222	(173,785)	(110,586)	(359)	(12)	453,054	16,383	469,436
Other comprehensive income (loss) for the year	—	—	—	—	4,075	(473)	145	3,747	(159)	3,588
Net profit (loss) for the year	—	—	—	(112,495)	—	—	—	(112,495)	(2,660)	(115,155)
Consolidated comprehensive income for the year	—	—	—	(112,495)	4,075	(473)	145	(108,748)	(2,819)	(111,567)
Share-based payments	—	—	7,501	—	—	—	—	7,501	—	7,501
Initial public offering(ii)	29,182,894	1,459	127,166					128,625	—	128,625
Acquisition of Cdiscount Colombia (Note 4)	659,383	33	1,568	(969)				632	2,530	3,162
MonShowroom Put option (Note 4)	—	—	4,353	—				4,353	8	4,361
Nova Pontocom Reorganization(iv)	—	—	47,608	(1,338)	(15,392)			30,878	(15,794)	15,084
Acquisition of C-Asia (Note 4)	—	—	—	(13,651)				(13,651)	1,940	(11,711)
Other transaction between Group and NCI(i)	—	—	(570)	—	—	—	—	(570)	3,601	3,031
Other movements(iii)	—	—	13,529	(2)	—	—	—	13,527	92	13,619
As of December 31, 2014 (restated)	441,297,846	22,065	918,377	(302,240)	(121,903)	(832)	133	515,601	5,941	521,541
Other comprehensive income (loss) for the year	—	—	—	—	(148,223)	59	(133)	(148,297)	589	(147,708)
Net profit (loss) for the year	—	—	—	(244,223)	—	—	—	(244,223)	(14,825)	(259,048)
Consolidated comprehensive income for the year	—	—	—	(244,223)	(148,223)	59	(133)	(392,520)	(14,236)	(406,756)
Share-based payments			689			—	—	689	—	689
Initial public offering expenses (Note 10)			(182)			—	—	(182)	—	(182)
Put on minority interests CD Colombia (Note 26)				(7,360)		—	—	(7,360)	860	(6,500)
DTA Reversal (Note 12)				(10,726)		—	—	(10,726)		(10,726)
Other movements				(1)		—	—	(1)	5	5
As of December 31, 2015	441,297,846	22,065	918,884	(564,550)	(270,126)	(773)	—	105,501	(7,430)	98,071

(i)	Refer to Note 4 “Business combinations and equity transactions.”
(ii)	Increase in capital related to Cnova’s initial public offering on US market, net of €34,554 thousands of IPO expenses net of tax (refer to Note 10)
(iii)

“Other movements” are mainly related to general and administrative expenses, mainly consisting of headquarters and management costs that benefit the eCommerce entities, assumed by Casino on behalf of Cnova (December 2013: €4,958 thousand before tax, December 2014: €2,314 thousand before tax) (refer to Note 1.2 “use of judgment, estimates and assumptions”) . As of December 2014, the reported amount also includes the equity impact of the reimbursement by Casino of bonuses paid to Cdiscount managers in April 2014 (refer to Note 10)

(iv)	Refer to the note “Description of reporting entity” and other equity transaction stated in Note 4.

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Description of reporting entity

Cnova N.V. (hereafter “Cnova”) is a public limited liability company incorporated and domiciled in Netherlands. It is listed on Nasdaq from November 19, 2014 and Euronext Paris from January 23, 2015.

On June 4, 2014, the boards of directors of Casino Guichard-Perrachon S.A. (‘‘Casino’’), a public company in France, Companhia Brasileira de Distribuiçao (‘‘CBD’’ or ‘‘GPA’’), a controlled subsidiary of Casino and a public company in Brazil and in the United States, Via Varejo S.A. (‘‘Via Varejo’’), a controlled subsidiary of GPA and a public company in Brazil, Almacenes Éxito S.A. (‘‘Exito’’), a controlled subsidiary of Casino and a public company in Colombia have agreed the financial and legal conditions of the transfer of their respective eCommerce business, mainly operated by Cdiscount S.A. (‘‘Cdiscount’’) in France, by Nova Pontocom Comércio Eletrônico S.A. (‘‘Nova Pontocom’’) in Brazil under a newly incorporated Dutch holding company, Cnova N.V. (‘‘Cnova’’), and to list Cnova in the United States stock market, while retaining control of Cnova.

As a preliminary step to this reorganization under common control (the ‘‘Cnova reorganization’’), GPA and Via Varejo, as controlling shareholders of Nova Pontocom, have effected a contribution in kind of substantially all of Nova Pontocom’s assets and liabilities related to its Brazilian eCommerce businesses to Cnova Comércio Eletrônico S.A., a new wholly owned Brazilian subsidiary (following such contribution, ‘‘Nova Opco’’, “Cnova Brazil”) while retaining certain assets and liabilities in Nova Pontocom then renamed Nova Pontocom holding company (‘‘Nova Holdco”). The financial terms of this reorganization of Nova Pontocom (the ‘‘Nova Pontocom reorganization’’) were outlined in a memorandum prepared by GPA which has been approved by the board of directors of Casino on June 4, 2014 as a supplement to the Global term sheet. The Global term sheet was approved by the boards of directors of GPA and Via Varejo on June 4, 2014. The Nova Pontocom reorganization was completed on July 21, 2014.

On December 18, 2015, Cnova’s board of directors hired external legal and forensic accounting consultants to help review issues, including alleged employee misconduct related to inventory management at its Brazilian subsidiary distribution centers (DCs). Subsequently, the scope of the internal review of the legal and forensic accounting consultants was expanded to investigate discrepancies related notably to accounts payable, accounts receivable/products in-transit with delivery companies, manipulated accruals in accounting for freight and other expenses and improper capitalization of certain expenses related to software development. As a result, the Company identified several misstatements in its previously issued financial statements for the years ended December 31, 2013 and 2014 leading to a restatement of these financial statements for the year ended December 31, 2015. Note 3 describes the nature of the restatements recorded.

The Group consolidated financial statements of Cnova and its subsidiaries (collectively, the Group) for the year ended December 31, 2015 were authorized for issue in accordance with a resolution of the directors on July 20, 2016.

The Group consists of leading global eCommerce operations with headquarters in the Netherlands. Operations are performed essentially in Brazil and France.

Note 1 Significant accounting policies, judgments, estimates and assumptions

1.1         Basis of preparation of Cnova consolidated financial statements

Cnova has prepared these consolidated financial statements in accordance with International Financial Reporting Standards (‘‘IFRS’’) as issued by the International Accounting Standards Board (‘‘IASB’’). The financial statements also comply with IFRS as adopted by the European Union (UE). Indeed, IFRS as adopted by the EU differs in certain respects from IFRS as issued by the IASB; however, the differences have no impact on the group’s consolidated financial statements for the years presented.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Cnova’s entities all have a December 31 year-end.

Standards and interpretations published with effect from January 1, 2015

New standards and amendments

Several new standards and amendments apply for the first time in 2015. The nature and the impact of each new standard or amendment that have an impact on the Group’s financial position, performance and/or disclosures are described below. New standards and amendments applying for the first time in 2015 but having no impact the annual consolidated financial statements of Cnova are not described.

•	Annual improvements to IFRSs 2011-2013 cycle

Issued in December 2013, the main standard concerned is IFRS 13 – Fair value measurement. This amendment clarifies that the exception of IFRS 13 which allows the fair value of a group of financial assets and liabilities to be measured on a net basis applies to all contracts within the scope of IAS 39 – Financial Instrument - Recognition and Measurement or IFRS 9 – Financial Instruments, regardless of whether they meet the meet the definition of financial assets or financial liabilities as defined in IAS 32 Financial Instruments – Presentation.

Cnova is currently analyzing the potential impacts of the other standards, interpretations or amendments that have been issued but are not yet effective, and has not early adopted any of them except for the amendment of IFRS 7 related to the assessment of continuing involvement in servicing contracts that Cnova has earlier applied.

Standards and interpretations published but not yet mandatory

The following pronouncement from the IASB applicable to Cnova will become effective for future reporting periods and have not yet been adopted by the group:

•	IFRS 9 Financial Instruments

In July 2014, the IASB issued the final version of IFRS 9 Financial Instruments that replaces IAS 39 Financial Instruments: Recognition and Measurement and all previous versions of IFRS 9. This standard is subject to retrospective application. It proposes a single, logical approach to the classification and measurement of financial assets which reflects the business model for managing them, as well as their contractual cash flows; a single, forward-looking impairment model based on “expected losses”; and a substantially reformed approach to hedge accounting. The information in the notes to the financial statements is also strengthened. IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with early application permitted.

•	IFRS 15 Revenue from Contracts with Customers

Issued in May 2014, the standard establishes the principles for revenue recognition from contracts with customers (except for those covered by specific standards: leases, insurance contracts and financial instruments). The core principle is to recognize revenue so as to describe the transfer of control of goods or services to a customer for an amount that reflects the payment that the entity expects to receive in consideration of these goods or services. IFRS 15 is subject to retrospective application and is effective for annual periods beginning on or after January 1, 2018. The new standard will supersede all current revenue recognition requirements of IAS 18, IAS 11 and the corresponding interpretations IFRS 13, IFRIC 15.

•	IFRS 16 Leases

Issued in January 2016, the standard lays down the principles of recognition, measurement, presentation and disclosure of leases for lessors and lessees. It replaces the current standard IAS 17 along with interpretations of this standard. IFRS 16 is subject to retrospective application and is effective for annual periods beginning on or after January 1, 2019.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

•	Annual improvements to IFRSs 2010-2012 cycle

Issued in December 2013, these amendments to the standard mainly concerned are the following:

–IFRS 8 – Operating segment

–IFRS 3 – Business combination

–IAS 24 – Related parties

•	Annual improvements to IFRSs 2012-2014 cycle

Issued in September 2014, these amendments to the standards concerned are the followings:

–IFRS 5 – non-current assets held for sale and discontinued operations

–IFRS 7 – Financial instruments: disclosures

–IAS 19 – employee benefits

–IAS 34 – Interim financial reporting

Cnova has earlier applied the amendment IFRS 7 related to the assessment of continuing involvement in servicing contracts (since 2014).

•	Amendment to IAS 1 – Disclosure initiative

These amendments are subject to prospective application. The published amendment specifies the provisions related to two points:

–Application of the materiality concept, specifying that it applies to financial statements, including the notes to those financial statements, and that the inclusion of immaterial information may make them less understandable,

–Application of professional judgement, by marginally altering certain language considered prescriptive and thus leaving no room for judgement.

These amendments are effective for annual periods beginning on or after January 1, 2016, with early adoption permitted.

An initial analysis of the main impact of the application of IFRS 15, IFRS 9 and IFRS 16 on the Group’s consolidated financial statements will be launched in 2016.

The others amendments are not expected to have any impact on the Group.

1.2         Accounting convention and use of estimates

Accounting convention

The consolidated financial statements have been prepared using the historical cost convention on the basis described above in the “Description of reporting entity” and the “Basis of preparation of Cnova consolidated financial statements.”

The consolidated financial statements are presented in thousands of euros. The figures in the tables have been rounded to the nearest thousand euros and include individually rounded data. Consequently, the totals and sub‑totals may not correspond exactly to the sum of the reported amounts.

Classification of assets and liabilities as current and non-current

Assets that are expected to be realized in, or are intended for sale or consumption in Cnova’s normal operating cycle or within twelve months after the balance sheet date are classified as current assets, together with assets that are held primarily for the purpose of being traded and cash and cash equivalents. Liabilities that are expected to be settled in the entity’s normal operating cycle or within twelve months after the balance sheet date are classified as current. Cnova’s normal operating cycle is twelve months.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All other assets or liabilities are classified as ‘‘non-current’’. All deferred tax assets and liabilities are classified as non-current assets or liabilities.

Use of judgments, estimates and assumptions

The preparation of Cnova’s consolidated financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the accompanying disclosures, and the disclosure of contingent liabilities. Uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of assets or liabilities affected in future periods.

Judgments

In the process of applying Cnova’s accounting policies, management has made the following judgments, which have the most significant effect on the amounts recognized in the consolidated financial statements:

•	Specific accounting conventions used in preparing consolidated financial statements

For the financial statements for the years ended December 31, 2013 and 2014, Cnova retained certain general and administrative expenses of Casino mainly consisting of headquarters and management costs that benefitted its eCommerce entities. They are reflected as operating expenses against equity in the consolidated financial statements of Cnova for €5.0 million and €2.3 million in 2013 and 2014 (up to the effective date of the management support and strategic advisory agreement signed on June 4, 2014 – from this effective date to December 31, 2014 the expense related to this agreement was €1.8 million), respectively. In 2015, Cnova need not to apply this accounting convention and recorded its own actual costs.

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

•	Restatement of previously financial statements

In the course of determining the adjustments related to errors, Cnova assessed the allocation on previous years on the basis of available documentation and on the results of the internal review performed by the legal counsel and forensic accounting consultants. Consequently all amounts in these notes to the financial statements pertaining to the

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

years ended December 31, 2013 and 2014 are subject to a restatement which is explained with details of the impacts in Note 3.

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

Impairment exists when the carrying value of an individual asset or a cash generating unit exceeds its recoverable amount, which is the higher of its fair value less costs of disposal and its value in use. The method used by Cnova to perform its impairment tests is described in Note 21.

The key assumptions used to determine the recoverable amount for the different Cash Generating Units (‘‘CGUs’’), including a sensitivity analysis, are disclosed and further explained in Note 21. As of December 31, 2015, goodwill amounts to €391.4 million (2013: €521.0 million, 2014: €527.2 million). No impairment expenses was recorded on goodwill.

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

As of December 31, 2015, Cnova has €15.3 million (2013: €18.1 million, 2014: €36.8 million) of deferred tax assets related to tax losses carried forward.

The consolidated entities have estimated the value of those assets based on future taxable profits and available tax planning opportunities that support the recognition of these losses as deferred tax assets. Other tax losses carried forward, not supported by the tax planning opportunities, are not recognized as deferred tax assets. Further details on taxes are disclosed in Note 12.

Note 2 Earnings per share

Following the completion of the Cnova reorganization, the earnings per share disclosed in the consolidated financial statements is computed based on the number of the Cnova shares resulting from the retrospective accounting of the Cnova reorganization.

€ thousands	2013	2014	2015
Losses attributable to ordinary equity holders of the parent for basic earnings and adjusted for the effect of dilution(1)	(27,696)	(112,495)	(244,223)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

	2013	2014	2015
Weighted average number of ordinary shares for basic EPS including DSU (1) (refer to Note 23)	411,455,569	415,117,313	441,297,846
Dilutive instruments	—	—	—
Weighted average number of ordinary shares adjusted for the effect of dilution	411,455,569	415,117,313	441,297,846

(1)

On November 19, 2014, Cnova granted to certain executives of Cnova deferred stock units (DSU). The DSU are non‑forfeitable (refer to Note 23). As they are non-forfeitable, the expense related to the fair value of services rendered has been recorded in 2014. The weighted number of DSU included in the computation of the basic EPS is 155,507 shares.

Note 3 Restatement of previously issued financial statements

3.1 Internal review in Cnova Brazil

On December 18, 2015, Cnova’s board of directors hired external legal and forensic accounting consultants to help review issues, including alleged employee misconduct related to inventory management at its Brazilian subsidiary distribution centers (DCs). Subsequently, the scope of the internal review of the legal and forensic accounting consultants was expanded to investigate discrepancies related notably to accounts payable, accounts receivable/products in-transit with delivery companies, manipulated accruals in accounting for freight and other expenses and improper capitalization of certain expenses related to software development.

As a result, the Company identified several incorrect statements in its previously issued financial statements for the years ended December 31, 2013 and 2014 leading to a restatement of these financial statements for the year ended December 31, 2015.

The nature of errors resulting from these incorrect statements are listed below and led to a correction of the accounting records processed during 2015 and the first few months of 2016. The tables in §3.3 disclose the impact of restatements recorded on the previously issued financial statements for the years ended December 31, 2013 and 2014 and, for information purposes on a cumulated basis at December 31, 2015. No tax impact was considered as the company assessed that the related deferred tax assets may not be recovered. In addition, the portion of adjustments listed below which relate to periods prior to July 2, 2012, the date Cnova Brazil started to be fully consolidated are recorded against the goodwill at that date (refer to Note 3.4).

•	Inventories:

As stated above, external legal and forensic accounting consultants were also hired to review alleged employee misconduct related to inventory management at its Brazilian subsidiary distribution centers (DCs). The review allowed to identify misappropriation of inventories in the management of damaged and returned products. In order to assess the potential impact of misappropriation of assets in Cnova Brazil distribution centers, a physical count, as of December 31, 2015, of all seven of its distribution centers in Brazil was completed with the support of external consultants. The results did not reveal any significant discrepancy.

Nevertheless, the work performed allowed to identify damaged/returned items that management decided to sell to discounters in April 2016. This change in estimate led to record an additional depreciation of a cumulated amount at December 31, 2015 of €12.7 million (R$46.9 million, including a R$4.8 million impact for 2014) based on the net realizable value approach (refer to Note 15).

•	Net Sales & Accounts Receivable:

Prior to the internal review, under the Cnova Brazil’s customer service practice in Brazil, a customer was sent a replacement of product when a report was lodged confirming that the first delivery was either not received or was received in damaged/unsuitable condition. In many cases, the replacement shipment was sent before the missing or

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

damaged/unsuitable merchandise was returned to Cnova Brazil, and a second sale was recorded in the company’s books. The subsidiary maintains two sales in the books, being one receivable from customers and another from freight companies. A cut-off procedure allows to adjust the second sale but was incorrectly applied and did not cancel the accumulated sales amount. As a result, the corrections of errors identified have the following impacts:

‑     Decrease of 2013 and 2014 net sales by respectively €5.6 million (R$16.2 million) and €12.8 million (R$ 40.1 million)

‑     Decrease of 2013 and 2014 cost of sales and fulfillment costs by respectively €0.2 million (R$0.6 million) and €0.5 million (R$ 1.7 million)

‑     Decrease of the related accounts receivable with freight companies as of December 31, 2013 and 2014 by respectively €4.7 million (R$15.4 million) and €11.9 million (R$38.4 million).

The cumulative impacts of errors at Cnova Brazil were:

‑     €29.8 million (R$110.1 million) on cumulative net sales over 2015, 2014, 2013 and prior years

‑     €15.6 million (R$57.7 million) on accounts receivable as of December 31, 2015.

In addition, management discovered a sales cut-off error on orders to be billed and consequently decided to decrease 2013 and 2014 net sales by respectively €7.9 million (R$22.7 million) and €5.4 million (R$16.7 million) and increase other current liabilities for the same amounts. At Cnova Brazil, the cumulated impact on cumulative net sales is €5.4 million (R$19.8 million).

•	Accounts Payable and Other Accounts:

Incorrect entries concerning accounts payable and other accounts were identified. They result from altered reports prepared by Cnova Brazil accounting staff at the direction of former Cnova Brazil employees. Consequently, management adjusted year-end accounts payable as of December 31, 2013 and 2014 by respectively an increase of €2.3 million (R$7.6 million) and a decrease of €0.3 million (R$0.9 million) and related cost of sales in the same amounts.

At Cnova Brazil, the cumulated impact on accounts payable as of December 31, 2015 is an increase of €11.3 million (R$48.9 million).

•	Intangible assets:

The internal review has uncovered that invoices and employees’ time were incorrectly capitalized as part of intangible assets. Consequently, management reduced year-end intangible assets as of December 31, 2013 and 2014 by respectively €4.3 million (R$13.9 million) and €7.5 million (R$24.2 million). This has resulted in a corresponding increase of operating expenses in the same amounts for 2013 and 2014. At Cnova Brazil, the cumulated impact on intangible assets as of December 31, 2015 is a decrease of €16.5 million (R$71.0 million).

•	Deferred costs related to freight and other expenses:

The internal review has uncovered that invoices were incorrectly deferred to subsequent periods and that estimated accrual of invoices to be received were inaccurate. Consequently, management increased year-end accounts payable as of December 31, 2013 and 2014 by respectively €1.2 million (R$4.0 million) and €6.1 million (R$19.5 million) and related operating costs in the same amounts. At Cnova Brazil, the cumulated impact on accounts payable as of December 31, 2015 is an increase of €5.0 million (R$21.7 million).

•	Additional adjustments:

In addition, during and after the conclusion of the internal review, Cnova management performed a thorough review of Cnova Brazil’s accounts and recorded several adjustments, some with impacts on prior years. They relate primarily to i) suppliers rebates impacting the inventory valuation, ii) fixed asset count, iii) provision for losses on accounts

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

receivable, and iv) marketplace liabilities. The following table identifies the various impacts on the restated consolidated income statement for each period:

Accounts impacted (in € million)	Adjustment as of January 1, 2013	Adjustment as of December 31, 2013	Adjustment as of December 31, 2014
Trade receivables, net(i)	3.3	7.1	(20.5)
Inventories, net	2.2	(1.1)	(3.4)
Other current assets	0.2	0.5	(0.9)
Other non current assets	—	—	1.3
Trade payables	(2.4)	—	—
Other current liabilities	—	(0.6)	(0.9)

Accounts impacted (in € million)	Adjustment as of January 1, 2013	Adjustment as of December 31, 2013	Adjustment as of December 31, 2014
Net sales(i)	3.6	8.1	(19.5)
Cost of sales	(0.1)	(0.8)	(2.7)
Fulfillment	—	(0.7)	(3.3)
General and administrative	—	—	0.7
Other revenue	—	—	1.0
Financial Result	—	—	0.6
Income tax	—	—	(1.0)
Total in Euros	3.5	6.6	(24.2)
Total in Real	8.8	18.9	(75.8)

(i)	The main adjustment being on accounting reconciliation of credit card, rebates, and wholesales.

At Cnova Brazil, the cumulative balance sheet overstatement impacted cost of sales for €3.0 million (R$12.9 million), fulfillment costs for €7.7 million (R$33.0 million) and financial expense by €0.8 million (R$3.4 million).

•	Summary of impacts

All the corrections listed in this section sum up to a negative impact on opening equity as of January 1, 2013 of €30.9 million (R$83.5 million), €1.6 million (R$5.2 million) for the year ended 2013 and €58.0 million (R$ 186.8 million) for the year ended 2014, representing a cumulated amount of €83.0 million (R$357.8 million) at December 31, 2015.

3.2 Change in accounting method related to inventory valuation

As a result of a benchmarking of e-commerce peers, Cnova decided that warehouse reception and storage costs should no longer be incorporated into inventory valuation on the balance sheet but directly expensed through the income statement. This adjustment was recorded for respectively €3.6 million and €7.5 million in the restated income statements as of December 31, 2013 and 2014.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3.3 Effects of restatements on the previously issued financial statements for the years ended December 31, 2013 and 2014

The following tables, presented in € thousands, set forth the effects of the restatement on affected items described above within Cnova’s previously reported Consolidated Balance Sheets and Consolidated Income Statements.

Consolidated Balance Sheet Data:	January 1, 2013 As previously reported	January 1, 2013 Adjustments related to errors	January 1, 2013 Discontinuing operations	January 1, 2013 Change in inventory valuation method	January 1, 2013 As adjusted
Trade receivables, net	120,536	(1,813)	—	—	118,723
Inventories, net	277,194	2,187	—	(4,606)	274,775
Other current assets, net	150,117	152	—	—	150,269
Intangible assets, net	96,940	(7,309)	—	—	89,631
Goodwill	553,682	32,058	—	4,690	590,430
TOTAL ASSETS	1,512,032	25,275	—	84	1,537,391
Trade payables	724,164	18,451	—	—	742,615
Other current liabilities	78,488	5,641	—	—	84,129
Equity attributable to equity holders of Cnova	562,100	2,676	—	81	564,857
Non-controlling interests	21,891	(1,493)	—	3	20,401
TOTAL EQUITY AND LIABILITIES	1,512,032	25,275	—	84	1,537,391

Consolidated Balance Sheet Data:	2013 As previously reported	2013 Adjustments related to errors	2013 Discontinuing operations	2013 Change in inventory valuation method	2013 As adjusted
Trade receivables, net	110,380	10,365	—	—	120,745
Inventories, net	366,974	688	—	(6,989)	360,673
Other current assets, net	168,635	586	—	—	169,221
Intangible assets, net	113,648	(10,336)	—	—	103,312
Goodwill	490,519	26,606	—	3,892	521,017
TOTAL ASSETS	1,691,379	27,909	—	(3,097)	1,716,191
Trade payables	905,417	15,033	—	—	920,450
Other current liabilities	91,690	13,505	—	—	105,195
Equity attributable to equity holders of Cnova	455,089	937	—	(2,973)	453,053
Non-controlling interests	18,072	(1,566)	—	(124)	16,382
TOTAL EQUITY AND LIABILITIES	1,691,379	27,909	—	(3,097)	1,716,191

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Consolidated Income Statements Data	2013 As previously reported	2013 Adjustments related to errors	2013 Discontinuing operations	2013 Change in inventory valuation method	2013 As adjusted
Net Sales	2,898,912	5,861	(7,726)	—	2,897,047
Cost of Sales	(2,472,144)	(6,222)	4,464	—	(2,473,902)
Fulfillment	(202,840)	3,159	587	(3,594)	(202,688)
Marketing	(79,136)	(567)	1,229	—	(78,474)
Technology and Content	(76,733)	(2,640)	169	—	(79,204)
General and administrative	(44,554)	(1,420)	723	—	(45,251)
Operating profit (loss) before other operating costs	23,505	(1,829)	(554)	(3,594)	17,528
Operating profit (loss)	17,266	(1,829)	(554)	(3,594)	11,289
Financial expenses	(60,946)	—	46	—	(60,900)
Profit (loss) before tax	(38,382)	(1,829)	(508)	(3,594)	(44,313)
Net profit loss for the year	(23,006)	(1,829)	—	(3,594)	(28,429)
Net profit loss for the year attributable to equity holders of the Parent	(22,490)	(1,755)	—	(3,450)	(27,695)
Net profit loss for the year attributable to non-controlling interests	(516)	(73)	—	(144)	(733)
Basic earnings per share (in €)	(0.05)	(0.01)	—	(0.01)	(0.07)
Diluted earnings per share (in €)	(0.05)	(0.01)	—	(0.01)	(0.07)

Consolidated Balance Sheet Data:	2014 As previously reported	2014 Adjustments related to errors	2014 Discontinuing operations	2014 Change in inventory valuation method	2014 As adjusted
Trade receivables, net	139,307	(21,651)	—	—	117,656
Inventories, net	417,164	(9,008)	—	(8,045)	400,111
Other current assets, net	202,627	(260)	—	—	202,367
Other non current assets, net	93,727	1,343	—	—	95,070
Intangible assets, net	147,082	(14,643)	—	—	132,439
Goodwill	496,313	26,911	—	3,937	527,161
TOTAL ASSETS	2,161,459	(17,308)	—	(4,108)	2,140,043
Trade payables	1,296,013	15,222	—	—	1,311,235
Other current liabilities	117,953	26,112	—	—	144,065
Equity attributable to equity holders of Cnova	577,973	(58,289)	—	(4,083)	515,601
Non-controlling interests	6,318	(352)	—	(25)	5,941
TOTAL EQUITY AND LIABILITIES	2,161,459	(17,307)	—	(4,108)	2,140,044

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Consolidated Income Statements Data	2014 As previously reported	2014 Adjustments related to errors	2014 Discontinuing operations	2014 Change in inventory valuation method	2014 As adjusted
Net Sales	3,473,821	(37,718)	(19,734)	—	3,416,369
Cost of Sales	(2,987,684)	(11,866)	13,774	(4,171)	(2,989,947)
Fulfillment	(248,588)	1,843	1,825	(3,297)	(248,217)
Marketing	(70,363)	(2,515)	2,869	—	(70,009)
Technology and Content	(85,081)	(2,817)	2,207	—	(85,691)
General and administrative	(48,809)	(743)	515	—	(49,037)
Operating profit (loss) before other operating costs	33,296	(53,816)	1,456	(7,468)	(26,532)
Restructuring	(10,001)	997	591	—	(8,413)
Impairment of assets	(2,653)	—	65	—	(2,588)
Operating profit (loss)	1,536	(52,819)	2,112	(7,468)	(56,639)
Financial expenses	(76,047)	556	(4)	—	(75,495)
Profit (loss) before tax	(66,411)	(52,263)	2,108	(7,468)	(124,034)
Tax expenses	14,797	(997)	(687)	—	13,113
Net profit loss for the year	(54,426)	(53,260)	—	(7,468)	(115,154)
Net profit loss for the year attributable to equity holders of the Parent	(51,791)	(53,260)	—	(7,443)	(112,494)
Net profit loss for the year attributable to non-controlling interests	(2,635)	—	—	(25)	(2,660)
Basic earnings per share (in €)	(0.12)	(0.13)	—	(0.02)	(0.27)
Diluted earnings per share (in €)	(0.12)	(0.13)	—	(0.02)	(0.27)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3.4 Impact on Cnova Brazil goodwill

Cnova Brazil is fully consolidated from July 2, 2012. The restatement described above has the following impact of the goodwill allocated to Cnova Brazil:

	Net asset		As of July 2, 2012
€ thousands	as of July 2, 2012	Adjustments	adjusted
Cash and cash equivalents	20,252		20,252
Trade receivables	26,820	(5,255)	21,565
Inventories	132,472	(5,921)	126,551
Other current assets	104,893	74	104,967
Other non-current assets	1,294		1,294
Deferred tax assets	13,612		13,612
Property and equipment	25,101		25,101
Intangible assets	47,720	(5,567)	42,153
Assets	372,164	(16,669)	355,495
Trade payables	195,005	16,236	211,241
Current financial debt	38,820		38,820
Other current liabilities	87,337	5,621	92,958
Non-current financial debt	10		10
Other non-current liabilities	602		602
Deferred tax liabilities	9,493		9,493
Liabilities	331,267	21,857	353,124
Net identifiable assets and liabilities at 100% (A)	40,897	(38,526)	2,371
Fair value of the 96% ownership held in Nova Pontocom (B)	539,586		539,586
Non-controlling interests at fair value (C)	22,483		22,483
Goodwill (B+C − A)	521,172	38,526	559,698

Note 4 Business combinations and equity transactions

1. Accounting policies

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

relevant facts and circumstances in assessing whether it has power over an investee, including:

•	The contractual arrangement with the other vote holders of the investee;
•	Rights arising from other contractual arrangements; and
•	Cnova’s voting rights and potential voting rights.

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

Business combination

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

Any excess of the aggregate of consideration transferred and the amount of non-controlling interests in the transaction over the fair value of the identifiable assets acquired and liabilities assumed is recognized as goodwill. For each business combination, Cnova may elect whether to measure the non-controlling interests in the acquiree at fair value or at the proportionate share of the acquiree’s identifiable net assets.

Any contingent consideration to be transferred by the acquirer will be recognized at fair value at the acquisition date. Contingent consideration classified as an asset or liability that is a financial instrument and within the scope of IAS 39 Financial Instruments: Recognition and Measurement, is measured at fair value with the changes in fair value recognized in the statement of profit or loss.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group’s cash-generating units that are expected to benefit from the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units.

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

2. Transactions in 2015

Disposal of MonShowroom

On September 30, 2015, Cnova signed a share disposal agreement with Monoprix where Cnova sold 51% of the shares of MonShowroom to Monoprix. For the remaining 49% of the capital, a purchase/sale commitment was executed, maturing in October 2016, with an enterprise value, as determined by independent fairness

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

opinions, of between €28 million and €35 million for 100% (depending on the result of an earn-out). Accordingly it is considered that on September 30, 2015 Cnova has disposed of 100% of MonShowroom with a partial deferred payment corresponding to the payment of 49% of the shares and the earn-out. Consequently MonShowroom has been reported as a discontinued activity (refer to Note 5).

3. Transactions in previous years

Acquisition of MonShowroom

Between 2012 and 2013, Cnova acquired 60.61% of MonShowroom in a step acquisition for €17.5 million and granted a put option to minority shareholders recognized as financial debt for €10 million.

Fair values of MonShowroom’s identifiable assets and liabilities at the acquisition date are summarized below.

Net asset
€ thousands	as of September 2, 2013
Cash and cash equivalents	2,009
Trade receivables	288
Inventories	4,044
Other current assets	267
Other non-current assets	12
Property and equipment	36
Intangible assets	6,910
Assets	13,566
Trade payables	4,818
Other current liabilities	965
Deferred tax liabilities	2,307
Liabilities	8,090
Net identifiable assets and liabilities at 100% (A)	5,476
Fair value of the previously-held 60.57% interest (B)	17,543
Acquisition cost of a 0.04% stake in Monshowroom (C)	7
Non-controlling interests at fair value (D)	10,272
Preliminary goodwill (B+C+D-A)	22,346

The main fair value adjustments were €6.7 million consisting of the recognition of the MonShowroom trademark for €5.5 million and customer lists for €1.2 million.

From September 1, 2013 to December 31, 2013, MonShowroom contributed €7.7 million and €0.5 million to Cnova’s consolidated net sales and profit before tax respectively. The consolidation of MonShowroom for the twelve month period ended December 31, 2013 had control MonShowroom been obtained on January 1, 2013 would have resulted in €22,492 thousand on Cnova’s consolidated net sales and €(82) thousand on profit before tax.

During the year 2014, Cnova finalized the purchase accounting of Monshowroom by acquiring the residual interest in MonShowroom for €6.0 million payment. The put option previously recorded in financial debt as of December 31, 2013 was reversed against the payment to the minority shareholders. The related €4.7 million impact was recorded in equity.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Cdiscount Colombia

On July 24, 2014, Cnova took the control of Cdiscount Colombia as a result of the additional 21% ownership transferred by Exito in exchange for a 0.16% ownership in Cnova increasing Cnova total ownership in Cdiscount Colombia to 51%.

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

The consolidation of Cdiscount Colombia for the twelve month period ended December 31, 2014 had control on Cdiscount Colombia been obtained on January 1, 2014 would have resulted in €8.6 million on Cnova’s consolidated net sales and €(5.1) million on profit before tax.

C-Asia

On November 17, 2014, Casino transferred 30% of its indirect interest in C-Distribution Asia Pte. Ltd (“C-Asia”), which controls Casino’s eCommerce subsidiaries operating in Thailand and Vietnam to Cdiscount Group, for an amount of €16.7 million. This transaction resulted in Cnova N.V. obtaining indirect 60% control over C-Asia.

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

The consolidation of C-Asia for the twelve month period ended December 31, 2014 had control C-Asia been obtained on January 1, 2014 would have resulted in €8.6 million on Cnova’s consolidated net sales and €(6.9) million on profit before tax.

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

As a consequence of the Cnova reorganization which consisted in a contribution of Nova Pontocom in Cnova Brazil, the following equity transactions were recorded:

•

Nova Pontocom retained certain assets and liabilities of Nova Pontocom based on their carrying values in the financial statements of Nova Pontocom as of July 21, 2014 for € (15.1) million. This transaction was reflected as an equity transaction as of July 21, 2014 for the above amount of net assets, i.e. a contribution received, between Nova Pontocom and Cnova Brazil on the date such reorganization was legally completed.

•

As part of the transaction, 4% ownership interests, held in Nova Pontocom/Cnova Brazil by certain of its managers that were recorded as non-controlling interests, were reclassified from non-controlling interests

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

to additional paid in capital on July 24, 2014 for €17.1 million as 100% of Cnova Brazil shares have been contributed to Cnova NV and such minority shareholders have retained their non-controlling interest in the previous holding company of Cnova Brazil.

Without changes in ownership, several increases of share of capital in subsidiaries (essentially Cdiscount Colombia and Cdiscount LATAM) occurred during the period resulting in a €3.6 million cash-in and positive impact in non-controlling interests.

Note 5 Assets held for sale and discontinued activities

Accounting principle

A non-current asset (or disposal group) shall be classified as held for sale if its carrying amount will be recovered principally through a sale transaction rather than through continuing use. The asset (or disposal group) must be available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets (or disposal groups) and its sale must be highly probable. The asset (or disposal group) shall be measured at the lower of carrying amount and fair value less costs to sell, and depreciation on such assets to cease; and shall be presented separately in the statement of financial position and the results of discontinued operations to be presented separately in the income statement.

A discontinued operation is a disposal group to be abandoned that either has been disposed of, or is classified as held for sale, and (a) represents a separate major line of business or geographical area of operations, (b) is part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations or (c) is a subsidiary acquired exclusively with a view to resale. The results and cash flows of such disposal group shall be presented as discontinued operations at the date on which it ceases to be used. This presentation shall apply for prior periods presented in the financial statements so that the disclosures relate to all operations that have been discontinued by the end of the reporting period for the latest period presented.

Breakdown

51% of MonShowroom’s capital was sold to Monoprix on September 30, 2015. For the remaining 49% of the capital, a purchase/sale commitment was executed, maturing in October 2016, with an enterprise value, as determined by independent fairness opinions, of between €28 million and €35 million for 100% (depending on the result of an earn-out). MonShowroom is a fashion site which was not considered as part of Cdiscount core business due to very limited synergies with Cdiscount operations. Accordingly 100% of MonShowroom has been considered sold and re-classified as held for sale as of January 1, 2014 and a receivable recognized corresponding to the remaining estimated cash to be received in October 2016.

On August 1, 2015, the decision to close the operation in Panama and Ecuador was taken.

In December 2015, Cnova decided to sell its 80% share in Cdiscount Vietnam following the decision taken by its shareholder Casino Group to sell its own store network, as Cnova management considered that the website could no longer be operated without the logistic support of Casino Group. As a result, Cdiscount Vietnam’s assets and liabilities have been classified as held for sale as of December 31, 2015. The 80% share in the entity were sold on March 1, 2016 for HK$80 corresponding to the initial investment in capital to Cavi Ltd, a Casino Group subsidiary, with a view to resale together with Casino’s investment in Vietnam. The agreement with Casino Group included the payment of an earn out based on the price value of the sale of activities in Vietnam as part of the global sale agreement of Vietnam activities that should be signed. The final sale to a third party was completed on April 29, 2016 and, considering the final value of the website in the final sale agreement, no earn out is due to Cnova.

As Panama, Ecuador and Vietnam were a significant part of Cdiscount International, the opearations from

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

January 1, 2015 have been classified as discontinued operations. Subsequently in March 2016, pursuant the decision of Casino group to sell its subsidiaries in Thailand, Cnova also engaged the decision to sell its interests in its own e-commerce susbsidiaries in Thailand (refer to Note 32).

Net assets held for sale amount to € nil at December 31, 2015 as the net assets of CD Vietnam have been impaired (refer to Note 32).

At December 31, 2015, the financial information related to activities held for sale is as follow:

€ thousands	December 31, 2015
Net Sales	18,500
Cost of sales	(17,559)
Operating expenses:
Fulfillment	(1,748)
Marketing	(2,312)
Technology and content	(3,060)
General and administrative	(1,723)
Operating profit/(loss) before Restructuring, Litigation, Initial public offering expenses, Gain/(loss) from disposal of non-current assets and impairment of assets	(7,902)
Restructuring	(5,171)
Gain/(loss) from disposal of non-current assets	(323)
Impairment of assets	(3,112)
Operating profit/(loss)	(16,508)
Financial income	117
Financial expense	(302)
Profit/(loss) before tax	(16,693)
Income tax gain/(expense)	28
Net profit/(loss) for the year	(16,665)
Attributable to Cnova equity owners	(12,034)
Attributable to non-controlling interests	(4,631)

Note 6 Operating segments

Segments are reported in a manner consistent with how the business is operated and reviewed by the chief operating decision maker (the CEO).

The segment information is divided into three reportable operating segments:

•	Cdiscount France: it consists of amounts earned from retail sales of consumer products through Cdiscount.com and specialized websites in France; and
•	Cdiscount International: it consists of amounts earned from retail sales of consumer products through websites created by Cdiscount outside of France; and
•

Cnova Brazil: it consists of amounts earned from retail sales of consumer products through websites in Brazil Extra.com.br, PontoFrio.com.br, CasasBahia.com.br, Barateiro.com.br, PartiuViagens.com.br, wholesale activities and E-Hub.

We also report a non-operating segment: Holding, which consists of headquarters costs and financial income, mainly resulting from deposits.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Most significant product categories in terms of gross merchandise volume are home appliances, consumer electronics, computers and home furnishings, and Cnova also offers products from a wide range of additional categories, including leisure and personal goods.

Management evaluates the performance of these segments on the basis of sales and operating profit before restructuring, litigation, gain (loss) from disposal of non-current assets and impairment of assets. Hence, segment results are allocated up to ‘‘operating profit (loss) before gain (losses) on restructuring, litigation, gain (loss) from disposal of non-current assets and impairment of assets.’’ Other operating expenses or incomes are not allocated.

Segment information is provided on the same measurement basis as the consolidated financial statements.

Key indicators by operating segment

€ thousands	2013 Restated	2014 Restated	2015
Net sales	2,897,047	3,416,368	3,448,511
Cdiscount France	1,412,682	1,576,634	1,737,177
Cdiscount International	—	9,149	27,615
Cnova Brazil	1,484,365	1,830,586	1,683,719
Gross profit	423,146	426,423	411,677
Cdiscount France	196,587	191,236	229,355
Cnova Brazil	226,559	236,014	184,717
Cdiscount International	—	(827)	(2,395)
Segment operating profit/(loss) before gain/(losses) on restructuring, litigation, gain/(loss) from disposal of non-current assets and impairment of assets(i)	17,529	(26,533)	(117,380)
Holdings	—	(3,045)	(18,839)
Cdiscount France	(1,669)	(12,213)	(4,112)
Cdiscount International	—	(3,798)	(21,700)
Cnova Brazil	19,198	(7,477)	(72,729)

(i)

Of which depreciation and amortization are €20.6 million for Cdiscount France; €0.9 million for Cdiscount International and €16.1 million for Cnova Brazil in 2015 (2014: 21.6 million for Cdiscount France, €0.3 million for Discount International and €9.8 million for Cnova Brazil and 2013: €16.8 million for Cdiscount France, €0 million for Cdiscount International and €10 million for Cnova Brazil).

Geographical information

€ thousands	2013 Restated	2014 Restated	2015
Net sales	2,897,047	3,416,368	3,448,511
France	1,412,682	1,576,634	1,737,177
Brazil	1,484,365	1,830,586	1,683,719
Other	—	9,149	27,615

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Considering the nature of the business, there is no major customer to report. Revenues by group of similar products or services are not available from accounting system and the cost to develop this information would be excessive.

€ thousands	2013 Restated	2014 Restated	2015
Non-current assets	800,616	845,122	577,031
France	169,618	188,390	146,934
Brazil	630,998	639,556	423,347
Other	—	17,176	6,749

Note 7 Components of operating profit before restructuring, litigation, initial public offering expenses, gain/(loss) from disposal of non‑current assets and impairment of assets

Accounting policies

Revenue recognition

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

Consolidated entities periodically provide incentive offers to customers to encourage purchases. Such offers include current discount offers, such as percentage discounts off current purchases by customers, inducement offers, such as offers for future discounts subject to a minimum current purchase, and other similar offers. Current discount offers, when accepted by customers, are treated as a reduction to the sale price of the related transaction, while inducement offers, when accepted by customers, are treated as a reduction to sale price based on estimated future redemption rates. Redemption rates are estimated using Cnova’s historical experience for similar inducement offers. Current discount offers and inducement offers are presented as a net amount in product sales.

Marketplaces sales (commissions)

As part of transactions through the marketplaces, it is assessed whether it is appropriate to record the gross amount of the product sold and its related costs or the net amount as a commission based on the analysis of the obligation in the arrangement.

The recognition of revenue as a gross or net amount requires judgment taking into consideration facts and circumstances based on a list of indicators proposed by IAS 18 ‘‘Revenue’’. In performing this analysis, Cnova reviews the following indicators whether or not the envity:

•	has the primary responsibility for providing the goods or services to the customer or for fulfilling the order;

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

•	has inventory risk before or after the customer order, during shipping or on return;
•	has latitude in establishing prices, either directly or indirectly, for example by providing additional goods or services; and
•	bears the customer’s credit risk for the amount receivable from the customer.

As of December 31, 2015, Cnova considers that it is acting as agent for all existing arrangements.

Other revenues

Other revenues mainly consist of certain services rendered to third parties (mainly advertising sales). Those services are recognized once the service is rendered.

Beginning August 2015, Cdiscount modified drastically its installment payment policy “CB4X” in France (allowing customers to pay for purchases in four monthly installments with one upfront payment and three subsequent interest bearing payments 30, 60 and 90 days after the initial payment) and started providing directly this service to its clients for its direct sales products and for marketplace products as well since January 2016. Cnova thus generates service fee revenue and manages directly the finance fees associated with offering the payment plan.

In addition, starting in June 2015, the company increased the volume of specific marketing services to our suppliers in France. Starting January 1, 2016, we will also recognize in net sales the specific marketing services agreed with our suppliers as included in the budget of the annual trade contract when such services are rendered. Such services are recognized in net sales when they are specific, effective marketing operations negotiated with the suppliers and not only annual budgeted programs. When they don’t meet the revenue recognition requirement such programs should be recorded in cost of sales.

We exclude revenues from items that are returned and orders that are cancelled.

Cost of sales

Cost of sales consist of costs related to direct sales business, including purchase price of consumer products sold to customers from direct sales, inbound shipping charges to fulfillment centers and outbound shipping charges from fulfillment centers to pick-up locations or directly to end customers, fees payable to pick-up locations, packaging supplies, gains related to discounts obtained from suppliers and costs for lost, stolen or damaged goods received. Shipping charges to receive products from suppliers are included in inventory and recognized as cost of sales upon sale of products to customers. In addition, with effect from January 1, 2013, warehouse reception and storage costs are no longer incorporated into inventory valuation on the balance sheet but directly expensed through the income statement as fulfilment costs, as further described in Note 3.

Supplier rebates and contributions to common marketing campaign are measured based on contracts signed with suppliers. They are billed in installments over the year. At each year-end, an accrual is recorded for the amount receivable or payable, corresponding to the difference between the value of the services actually rendered to the supplier and the sum of the installments billed during the year. They are considered as a reduction of the prices paid for the products and, therefore, recorded as a reduction of the inventory cost.

Fulfillment expenses

Fulfillment costs consist of costs incurred in operating and staffing our fulfillment centers and customer service centers, payment processing, after sales costs and extended warranties. The costs related to operating fulfillment centers include warehousing costs and preparation costs, which include picking, packaging and preparing customer orders, and payroll and related expenses. In addition, with effect from January 1, 2013,

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

warehouse reception and storage costs are no longer incorporated into inventory valuation on the balance sheet but directly expensed through the income statement as fulfilment costs, as further described in Note 3. Payment processing costs include credit card fees and fees paid to Banque Casino in relation to our payment-in-installments program in France on direct sales products. As of August 2015, this program is administered internally by Cdiscount for its direct sales products and since January 2016 for marketplace products. After sales costs consist primarily of preparing and resending products that are returned to suppliers to be repaired. Extended warranties costs include costs to third parties who repair or replace products for which an extended warranty was sold.

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

Technology and content costs are expenses as incurred. Capitalized development costs are amortized over time, including software used to upgrade and enhance Cnova’s websites and applications supporting the business.

General and administrative expenses

General and administrative expenses consist of payroll and related expenses for management, including management equity incentive plans, management fees paid to Cnova’s Parent Companies for shared services, employees involved in general corporate functions, including accounting, finance, tax, legal, and human resources, costs associated with use by these functions of facilities and equipment, such as depreciation expense and rent, and general labor costs. Professional fees and litigation costs and other general corporate costs are also included as general and administrative costs.

Leases

Leases that transfer substantially all the risks and rewards of ownership to the lessee are classified as finance leases. They are recognized in the consolidated balance sheet at the inception of the lease at the fair value of the leased asset or, if lower, the present value of the minimum lease payments.

Leased assets are recognized as assets (according to their nature) with a corresponding amount recognized in financial liabilities. Finance lease obligations are discounted and recognized in the balance sheet as a financial liability. Lease payments are apportioned between finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability.

Leased assets are depreciated over their expected useful life in the same way as other assets in the same category, or over the lease term if shorter, unless the lease contains a purchase option and it is reasonably certain that the option will be exercised.

Operating lease payments are recognized as an operating expense in the income statement on a straight-line basis over the lease term.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Net Sales

€ thousands	2013 Restated	2014 Restated	2015
Product sales	2,794,336	3,269,173	3,245,275
Marketplace sales (commissions)	21,770	48,024	97,220
Other revenues	80,941	99,171	106,016
Net sales	2,897,047	3,416,368	3,448,511

The CB4X contract generated net sales of €8 million since its inception in August 2015. If the service had been offered for both own products and marketplace products for the full year 2015, the impact on sales would have been €25 million.

The company increased the volume of specific marketing services to our suppliers in France which are now recorded in net sales for an amount of €17 million for the year ended December 31, 2015. Starting January 1, 2016, we will also recognize in net sales the specific marketing services agreed with our suppliers as included in the budget of the annual trade contract when such services are rendered. Should we had been able to record those specific services, rendered in addition to transactions agreed in annually negotiated agreements in net sales instead of a reduction of cost of sales starting January 1, 2015, our nets sales for whole year 2015 would have been increased by €53 million.

Among other revenue generated from services, Cdiscount entered into 2 agreements pursuant to which Cdiscount (i) designed and created two tabs on its website both dedicated to the drive services of two related parties retail companies and (ii) provided marketing and continuing maintenance services. Under these agreements Cdiscount received a total €2.6 million upfront payment, that was accounted in Cdiscount’s first-half 2015 net sales and 10% of the sales generated on the drive sites accessed through the Cdiscount tabs.

Cost of Sales

€ thousands	2013 Restated	2014 Restated	2015
Purchases and shipping costs	(2,577,754)	(3,029,865)	(3,122,253)
Change in inventories	103,852	39,919	85,419
Cost of sales	(2,473,902)	(2,989,946)	(3,036,834)

Expenses by nature and function

			Technology	General and
€ thousands	Fulfillment	Marketing	and content	administrative	2013 Restated
Employee benefits expense	(64,107)	(10,198)	(37,642)	(19,996)	(131,943)
Other expenses	(133,898)	(64,432)	(24,534)	(24,747)	(247,611)
Depreciation and amortization expense	(4,683)	(3,844)	(17,029)	(508)	(26,064)
Total as of December 31, 2013 Restated	(202,688)	(78,474)	(79,204)	(45,251)	(405,618)

			Technology	General and
€ thousands	Fulfillment	Marketing	and content	administrative	2014 Restated
Employee benefits expense	(79,881)	(10,797)	(39,637)	(21,798)	(152,112)
Other expenses	(161,075)	(55,346)	(26,657)	(27,054)	(270,132)
Depreciation and amortization expense	(7,262)	(3,867)	(19,397)	(185)	(30,711)
Total as of December 31, 2014 Restated	(248,218)	(70,009)	(85,691)	(49,037)	(452,956)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

			Technology	General and
€ thousands	Fulfillment	Marketing	and content	administrative	2015
Employee benefits expense	(74,603)	(10,247)	(38,954)	(32,610)	(156,415)
Other expenses	(197,758)	(64,648)	(34,253)	(43,930)	(340,589)
Depreciation and amortization expense	(3,376)	(2,987)	(25,492)	(199)	(32,053)
Total as of December 31, 2015	(275,737)	(77,882)	(98,700)	(76,739)	(529,058)

The following table presents the breakdown of other fulfillment costs, other marketing costs and other tech and content costs.

€ thousands	2013 Restated	2014 Restated	2015
Operation of fulfillment centers	(53,087)	(73,430)	(69,472)
Payment processing	(45,435)	(49,752)	(64,339)
Customer service centers	(15,914)	(17,268)	(28,424)
Other fulfillment costs	(19,463)	(20,625)	(35,523)
Fulfillment costs	(133,898)	(161,075)	(197,758)
Online and offline marketing costs	(60,438)	(50,394)	(60,057)
Other marketing costs	(3,994)	(4,953)	(4,591)
Marketing costs	(64,432)	(55,347)	(64,648)
Technology infrastructure	(22,842)	(25,127)	(33,976)
Other technology and content costs	(1,692)	(1,530)	(278)
Technology and content costs	(24,534)	(26,657)	(34,254)

As of August 2015, this CB4X program is administered internally by Cdiscount for its direct sales products and since January 2016 for marketplace products. Total costs for 2015 amounted to €11 million, including the €5 million related to direct sales products for the period from January 2015 to August 2015

Operating lease expense

Operating lease expenses amounted to €33,255 thousand at December 31, 2013, €31,748 thousand at December 31, 2014 and €27,286 thousand at December 31, 2015.

Note 8 Restructuring, gain/(loss) from disposal of non-current assets and impairment of assets

1. Restructuring

As of December 31, 2014, restructuring expenses consist of costs related to Cdiscount change of executive offices (€1.2 million), costs related to MonShowroom change of management (0.9 million), costs related to Cnova Brazil (€0.5 million) and bonuses for an amount of €7.4 million including social charges (€4.8 million with respect to Cdiscount employees and €2.6 million with respect to Casino employees including social charges). These bonuses were granted to certain Cdiscount managers when Casino repurchased in April 2014 for €10.2 million the equity warrants owned by these Cdiscount managers. Casino reimbursed the bonuses paid by Cdiscount (€4.8 million) and this reimbursement by Casino was recorded as a contribution in equity.

In 2015, restructuring expenses amounted to €17.1 million and mainly consisted of costs related to the closing of specialty websites and international sites at Cdiscount (€4.3 million), restructuring logistics at Cnova Brazil (€3.0 million) and Cdiscount France (€2.4 million) and restructuring at the head office of Cdiscount France (€2.9 million) and Cnova NV (€5.7 million).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Gain/(loss) from disposal of non-current assets

In 2015, we recognized an expense of €6.1 million, which is mostly related to the results of a count of fixed assets in Cnova Brazil for €4.8 million.

3. Impairment of assets

As an e-commerce company, we launch several IT projects to improve our platforms or reach new markets. When unsuccessful we impair those projects as indicated in Note 21. Impairment of assets amounted to €1.1 million at December 31, 2013, €2.6 million at December 31, 2014 and €14.6 million at December 31, 2015.

Note 9 Litigation

In 2013, the main risk related to a litigation following a breach of contract with a supplier (€1.8 million). A law suit is in progress and the outcome is expected within a year. In 2014, the €3.1 million expense is related to a tax litigation at Cdiscount level. In 2015, the €3.1 million expense is related to 5 claims from suppliers.

Note 10 Initial public offering expenses

The incremental expenses directly attributable to the offering of new shares of Cnova in the IPO of Cnova on the NASDAQ in 2014 were recorded through equity for an amount of €46 million before tax (€34.6 million after tax) at the end of 2014. They consist mainly of legal, financial, accounting and printing fees associated with drafting and filing the registration statement of Cnova.

The other incremental costs incurred in the 2014 IPO were expensed for an amount of €16 million before tax as they relate mainly to the reorganization, governance and management of Cnova. They include notably the expense related to the deferred stock units (DSU – refer to Note 23) for a total amount of €9.5 million.

In 2015, costs incurred in connection with our initial public offering of November 2014 and subsequent listing on Euronext Paris in 2015 and recorded through income amounted to €3.7 million, related primarily to the Reorganization and the restructuring in the governance and management of Cnova, and were expensed in the income statement. These costs include notably fees and legal expenses for €2.5 million and specific bonuses for €1.2 million.

Note 11 Financial income and expense

Accounting policy

Finance income and expenses correspond to:

•	All interest expenses for financial liabilities during the period;
•	Gains and losses on sales of short term investments classified in cash equivalents;
•	Dividends from non-consolidated companies;
•	Gains and losses arising from remeasurement at fair value of financial assets other than cash and cash equivalents;
•	Gains and losses on disposal of financial assets other than cash and cash equivalents;
•	Discounting adjustments (including to provisions for pensions and other post-employment benefit obligations);
•	Exchange gains and losses on items other than components of net debt; and

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

•

Costs related to the sale of receivables, including the fees related to the installment program CB4X at Cdiscount, administered internally since August 2015, which generated €13 million of financial expenses.

Cash discounts are recognized in financial income for the portion corresponding to the normal market interest rate and as a deduction from cost of goods sold for the balance.

€ thousands	2013 Restated	2014 Restated	2015
Revenue from cash and cash equivalents	3,039	4,547	18,933
Foreign exchange gain	13	537	1,186
Gain related to financial discounts obtained from suppliers	1,401	1,259	1,141
Other financial income	844	1,748	13,342
Total finance income	5,297	8,091	34,602
Interest expense on borrowings	(7,349)	(5,967)	(2,971)
Foreign exchange loss	—	(100)	(918)
Costs related to sales of receivables	(45,352)	(60,084)	(78,321)
Other financial expense	(8,199)	(9,336)	(12,405)
Total finance expense	(60,900)	(75,486)	(94,615)

Note 12 Taxes

Accounting policy

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

Deferred tax expense

Deferred taxes are recognized using the provisions of IAS 12 ‘‘Income Taxes.’’ Balances of deferred taxes recognized in prior periods are adjusted for the effect of any enacted changes in the income tax rate.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Income tax expenses

Analysis of income tax expense:

€ thousands	2013 Restated	2014 Restated	2015
Current taxes	1,186	(12,745)	(1,414)
Other taxes on income(i)	(1,041)	(1,323)	(1,200)
Deferred taxes	15,559	27,181	(17,694)
Total income tax profit (loss) recognized in the income statement	15,704	13,113	(20,308)
Tax on other income recognized in “Other comprehensive income”	—	—	—
Tax on other income recognized in “Total comprehensive income”	15,704	13,113	(20,308)

(i)

CVAE is a French tax which is based on the value added reported in French entities. CVAE is considered to meet the definition of a tax on income as defined in IAS 12 and is therefore treated as income tax.

Reconciliation of theoretical and actual tax expense

	2013 Restated	2014 Restated	2015
Profit (loss) before tax and share of profits of associates	(44,312)	(124,035)	(222,075)
Income tax rate(i)	34.43%	25.00%	25.00%
Income tax benefit (expense)	15,257	31,009	55,519
Effect of tax rates in foreign entities	(135)	10,422	17,989
Tax losses used by Casino Guichard Perrachon as part of Casino’s tax consolidation(ii)	(3,931)	—	—
Unrecognized deferred taxed assets arising from tax loss of the period	(2,047)	(22,873)	(67,539)
Recognition of tax effect of previously unrecognized tax losses of Cdiscount	7,300	—	—
Other items taxed at a lower tax rate or tax exempt	167	—	—
Non-deductible expenses	(383)	(209)	(598)
CVAE net of income tax	(302)	(1,323)	(1,200)
Tax credits	(185)	—	—
Non-taxation of CICE(iii)	303	363	1,715
Share based payments	(340)	(1,914)	—
Non-deductible executive-management benefits	—	(1,153)	—
Deferred tax reversal		—	(23,718)
Other	—	(1,210)	(2,476)
Actual income tax credit / (expense)	15,704	13,112	(20,308)

(i)	In 2013 the tax rate corresponds to the tax rate prevailing in the subsidiaries and starting in 2014 when Cnova NV was incorporated, the tax rate corresponds to the rate applicable to Cnova NV.
(ii)

In France, Cdiscount Group and Cdiscount was in 2012 and 2013 part of the Casino’s tax consolidation scheme. Under the tax consolidation agreement, both entities are not entitled to recover tax losses used in Casino’s tax consolidation. As a result, deferred tax assets related to tax loss carryforwards consist of tax losses incurred before entering in the tax consolidation scheme (January 1, 2011 for Cdiscount Group and January 1, 2012 for Cdiscount).

(iii)

France’s third amended Finance Act for 2012 introduced a competitiveness and employment tax credit (CICE), a tax credit (repayable from the end of the third year) of 4% for salaries below or equal to 2.5 times the minimum wage as of January 1, 2013 and 6% from January 1, 2014. Cnova recognized this income by reducing employee expenses.

In Brazil, income taxes are comprised of Corporate Income Tax (“IRPJ”) and Social Contribution on Net Income (“CSLL”), calculated based on taxable income (adjusted income), at the applicable rates set forth in the legislation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

in force which are 15% on taxable income plus a 10% surtax on annual taxable income exceeding R$240k for IRPJ, and 9% for CSLL.

Deferred taxes

Change in deferred tax assets

€ thousands	2013 Restated	2014 Restated	2015
As of January 1	18,481	31,195	46,462
Benefit (expense) for the period on continuing operations	14,706	27,635	1,064
Business combination or loss of control	—	—	25
Nova Pontocom reorganization(i)	—	(25,612)	—
Tax credited directly to equity(ii)	—	11,398	—
Deferred tax reversal (iii)	—	—	(34,445)
Translation differences and reclassifications(iv)	(297)	3,087	(1,470)
Counterparty of tax effect of General and administrative expenses of Casino allocated to Cnova (refer to Note 1.2)	(1,695)	(1,241)	—
As of December 31	31,195	46,462	11,636

(i)	Refer to paragraph “Description of reporting entity”
(ii)	Refer to Note 10
(iii)	In relation to the 2016 proposed potential transaction (refer to Note 32). Includes also the €10.7 million write-off of 2014 losses originated from IPO costs that were recorded through equity
(iv)	In 2014, it includes the reclassification of €2.5 million previously classified as a reduction of tax liabilities

Change in deferred tax liabilities

€ thousands	2013 Restated	2014 Restated	2015
As of January 1	8,616	8,665	7,293
Expense (benefit) for the period	(881)	(1,474)	0
Business combination or loss of control	2,307	—	(1,530)
Impact of changes in exchange rates and reclassifications	(1,377)	102	(5,763)
As of December 31	8,665	7,293	0

Breakdown of deferred tax assets and liabilities by source

€ thousands	2013 Restated	2014 Restated	2015
Intangible assets	(8,662)	(6,349)	(3,691)
Property and equipment	—	—	—
Inventories	1,350	550	—
Financial instruments	5,065	—	—
Other assets	1,404	2,507	14
Other liabilities	5,272	5,684	—
Tax loss carryforwards	18,101	36,778	15,313
Net deferred tax assets (liabilities)	22,530	39,170	11,636
Deferred tax assets recognized in the balance sheet	31,195	46,463	11,636
Deferred tax liabilities recognized in the balance sheet	(8,665)	(7,293)	—
Net	22,530	39,170	11,636

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Recognized and unrecognized deferred tax assets

The tax loss carryforwards have no expiry date but their use is limited in France by law to €1 million plus 50% of the taxable income for the year.

Considering the 2016 proposed potential transaction described in Note 32, the management reviewed the deferred tax asset balance considering the future taxable profits of the Group. As a result, a €22.9 million decrease was recorded on the continuing perimeter of Cnova NV and Cdiscount.

In addition, due to the macro-environment in Brazil and the financial condition of Cnova Brazil, its deferred tax assets have been impaired for an amount of €9.9 million to a net deferred tax asset amounting €0.8 million at December 31, 2015.

The net deferred tax assets amount to €11.6 million at year-end, of which €10.8 million at Cdiscount and €0.8 million at Cnova Brazil.

The deferred tax assets related to tax losses recognized in the consolidated financial statements are €15.3 million for 2015 (2014: €36.8 million, 2013: €18.1 million). As of December 31, 2015, Cnova had €185 million of unused unrecognized tax loss carryforwards (€61 million of unrecognized deferred tax assets) compared with €2 and €1 million respectively in 2014 and €16 and €5 million respectively in 2013.

Note 13 Share of profits (losses) of associates

€ thousands	2013 Restated	2014 Restated	2015
Cdiscount Colombia	-	(1,346)	—
C-Distribution Asia	-	(5)	—
C - Distribution Thailand	—	(1,017)	—
Share of profits (losses) of associates	—	(2,369)	—

Cnova took control over Cdiscount Colombia on July 24, 2014 and over C-Distribution Asia, CD Thailand and CD Vietnam on November 17, 2014. During 2014, share of losses of associates therefore corresponds to the result between creation of Cdiscount Colombia and C-Distribution Asia, CD Thailand and CD Vietnam and the date of control taking.

As of December 31, 2013, 2014 and 2015, there is no investment in associates.

Note 14 Net cash and cash equivalents

Accounting policy

Cash and cash equivalents consist of cash on hand and short-term investments.

To be classified as a cash equivalent, investment securities must be short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Breakdown

€ thousands	2013 Restated	2014 Restated	2015
Cash equivalents	245,556	372,638	353,004
Cash	17,994	200,683	47,789
Cash and cash equivalents	263,550	573,321	400,793
Bank overdrafts	(30,899)	(169)	(10,801)
Net cash and cash equivalents	232,651	573,152	389,992

Cash equivalents are mainly composed of financial investments referred to as highly liquid Bank Certificate of Deposits. Bank overdrafts arise from settlement of promissory notes that are due to suppliers and are repayable on demand to banks when such promissory notes are presented by suppliers for settlement.

Breakdown of cash and cash equivalents by currency

€ thousands	2013 Restated	%	2014 Restated	%	2015	%
Euro	111,076	42.1%	172,299	30.1%	12,094	3.0%
US dollar	—	—	5,151	0.9%	4,304	1.1%
Brazilian real	152,474	57.9%	375,898	65.6%	372,216	92.9%
Other	—	—	19,973	3.5%	12,179	3.0%
Cash and cash equivalents	263,550		573,321		400,793

Derecognition of financial assets

Cnova has set up receivables discounting programs with its banks. These programs meet the conditions for derecognition of financial assets under IAS 39. Cnova considers that there is no risk of discounted receivables being cancelled by credit notes or being set off against liabilities. The other risks and rewards associated with the receivables have been transferred to the banks. Consequently, as substantially all the risks and rewards have been transferred at the balance sheet date, the receivables are derecognized.

During the year ended December 31, 2013, discounted receivables with continuing involvement by Cdiscount (France) amounted to €121,512 thousand (sold to Banque du Groupe Casino, a related party of Cnova—refer to Note 31). The associated net cost was €4,450 thousand. Discounting took place in the first semester of the year. As of December 31, 2013, discounted receivables with continuing involvement were nil. In Brazil, where the vast majority of our sales are paid for in interest free installments with credit cards, historically, we have sold at a discount nearly all receivables generated in installment sales to banks and other entities.

Under the agreement which started in August 2015 between Cdiscount and Banque Casino, Cdiscount fully transfers the credit risk of the installments related to the installment payment program in France to Banque Casino. Continued involvement is limited to €16.7 million at December 31, 2015 corresponding to the receivables not sold and to the insurance reserve contracted.

Note 15 Financial assets

1. Accounting policies

Financial assets are classified into four categories:

•	held-to-maturity investments;
•	financial assets at fair value through profit or loss;
•	loans and receivables; and

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

•	available-for-sale financial assets.

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

Trade receivables are recognized and measured at the fair value of the consideration received or receivable.

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

Derecognition

Financial assets are derecognized in the following two cases:

•	the contractual rights to the cash flows from the financial asset expire; or

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

•	the contractual rights are transferred and the transfer qualifies for derecognition, and when substantially all the risks and rewards of ownership of the financial asset are:
o	transferred, the asset is derecognized in full;
o	retained by Cnova, the financial asset continues to be recognized in the balance sheet for its total amount.

When it has neither transferred nor retained substantially all of the risks and rewards of the asset, nor transferred control of the asset, the Group continues to recognize the transferred asset to the extent of its continuing involvement. In that case, the Group also recognizes an associated financial liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Group has retained.

2. Breakdown of trade receivables

€ thousands	2013 Restated	2014 Restated	2015
Trade receivables	154,097	152,236	161,424
Accumulated impairment losses on trade receivables	(33,352)	(34,580)	(31,773)
Trade receivables	120,745	117,656	129,651

Trade receivables include receivables from the credit card management companies in Brazil for an amount of €8,157 thousands in 2015 (2014: €9,469 thousand and 2013: €23,898 thousand). Credit card payments related to the sale of products are receivable in installments of up to 24 months. Such receivables are sold on a regular basis, with derecognition, to banks or credit card companies (see Note 14). The average rate used in 12 months for these sale transactions was 105.35% of the CDI (‘‘Certificado de Depo´sito Interbanca´rio’’).

Cnova carries out non-recourse receivables discounting without continuing involvement.

Accumulated impairment losses on trade receivables

€ thousands	2013 Restated	2014 Restated	2015
Accumulated impairment losses on trade receivables
As of January 1	(43,550)	(33,352)	(34,580)
Charge	(3,899)	(12,208)	(22,078)
Reversal	12,508	11,218	22,530
Business combination or loss of control	(12)	(86)	(402)
Translation differences	1,601	(152)	2,757
As of December 31	(33,352)	(34,580)	(31,773)

The criteria for recognizing impairment losses are set out in Note 28 on counterparty risk.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Return allowance of trade receivables

Changes in return allowance were as follows:

Prepaid expenses mainly include prepaid purchases, rents, other occupancy costs and insurance premiums.

€ thousands	2013 Restated	2014 Restated	2015
Opening balance	4,239	4,706	4,843
Additions	55,695	58,833	67,267
Used deductions	(55,228)	(58,696)	(66,786)
Ending balance	4,706	4,843	5,324

3. Other current assets, net

€ thousands	2013 Restated	2014 Restated	2015
Current account of Cdiscount with Casino (Note 31)	63,828	65,160	13
Current accounts with other related parties	3,656	7,108	1,523
ICMS(i)	15,876	14,758	43,371
PIS COFINS(i)	3,202	46	24,879
Other receivables	81,051	109,474	122,272
Accumulated impairment losses on other assets	(2,408)	(1,999)	(2,967)
Prepaid expenses	4,016	7,821	6,332
Other current assets	169,221	202,368	195,423

Prepaid expenses mainly include prepaid purchases, rents, other occupancy costs and insurance premiums.

4. Other non-current assets, net

€ thousands	2013 Restated	2014 Restated	2015
Available-for-sale financial assets (AFS)	1,074	2,074	125
ICMS	28,977	58,018	10,161
PIS COFINS	78,041	13,135	775
Other financial assets	4,026	21,843	12,547
Other non-current assets	112,118	95,070	23,608

Revenue from sales and services is subject to taxation by State Value-Added Tax (‘‘ICMS’’) and Services Tax (‘‘ISS’’), as well as to Social Contribution Tax on Gross Revenue for the Social Integration Program (‘‘PIS’’) and Social Contribution Tax on Gross Revenue for Social Security Financing (‘‘COFINS’’), according to the tax rates currently in force. The taxes are presented as a deduction from sales in the income statement of the year.

Cnova has tax receivables mainly related to ICMS, PIS and COFINS. The utilization of these tax receivables is made based on the projections prepared by management, operational issues and the consumption of the credit by the companies within Cnova.

Regarding ICMS, the increase in 2014 is related to a R$75 million (€24 million) credit received from Brazilian tax authorities received during the last quarter of 2014. The full recovery of ICMS credits is expected over the next 3 years.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

€ thousands	2013 Restated	2014 Restated	2015
Up to within one year	15,290	14,758	43,371
Up to one to two years	19,029	19,492	10,161
Up to two to five years	9,948	38,527	—
Current ICMS	15,290	14,758	43,371
Non-current ICMS	28,977	58,018	10,161

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

Available-for-sale financial assets (AFS)

Movements for the period

€ thousands	2013 Restated	2014 Restated	2015
At 1 January	712	1,074	2,074
Increases	405	1,100	400
Decreases	—	—	(2,574)
Gains and losses from remeasurement at fair value	(43)	5	180
Business combination or loss of control and translation adjustment	—	—	—
Other	—	(105)	45
At 31 December	1,074	2,074	125

AFS were mainly composed of a non-quoted investment in Partech International which was disposed on March 31, 2015.

Note 16 Inventories, net

Accounting policies

Inventories, consisting of products available for sale, are recorded at cost, net of supplier discounts, including purchase costs, costs of conversion and other costs incurred in bringing inventories to their present location and condition. Costs of products sold are measured using the weighted average cost method.

Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale. If the net realizable value is lower than cost, a valuation allowance is recorded for the difference.

Breakdown

€ thousands	2013 Restated	2014 Restated	2015
Products in warehouses	367,894	412,915	438,914
Impairment of products held in inventory	(7,220)	(12,804)	(23,958)
Inventories	360,674	400,111	414,956

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The amounts recorded in respect of write downs of inventory to net realizable value are €16.5 million in 2015 (2014: €6.6 million and 2013: €2.6 million). No reversal of unused write-down was recorded in 2015, 2014 and 2013.

As described in Note 3, Cnova Brazil management has considered the results of the internal review performed by legal counsel and forensic accounting consultants on the inventories of its reverse logistic DCs. Considering the nature of the products, management decided to sign on January 25, 2016 an agreement with a discounter in order to sell the damaged products. As a result, a depreciation of €10.4 million (R$45 million) was recorded to cover the difference between the net realizable value derived from this agreement and the net booked value as of December 31, 2015.

Note 17 Investments in associates

Movement for the period

					Business
					combination or
					loss of control,
					translation
			Share of		adjustments
	Opening		profit for		and other
€ thousands	balance	Impairment	the period	Retailing	movements	Closing balance
MonShowroom (see Note 4)	17,353	—	(356)	—	(16,997)	—
2013 Restated	17,353	—	(356)	—	(16,997)	—
CDiscount Colombia (see Note 4)	-	-	(1,346)	-	1,346	—
E -Cavi	-	-	(1)	-	1	—
C -Distribution Asia	-	-	(5)	-	5	—
C - Distribution Thailand	-	-	(1,017)	-	1,017	—
CDiscount Vietnam	—	—	(443)	—	443	—
2014 Restated	—	—	(2,812)	—	2,812	—
CDiscount Colombia (see Note 4)	—	—	—	—	—	—
E-Cavi	—	—	—	—	—	—
C-Distribution Asia	—	—	—	—	—	—
C - Distribution Thailand	—	—	—	—	—	—
CDiscount Vietnam	—	—	—	—	—	—
2015	—	—	—	—	—	—

Note 18 Property and equipment, net

Accounting policies

Property and equipment are measured at cost less accumulated depreciation and any accumulated impairment losses. All other items of property and equipment are depreciated on a straight-line basis over their estimated useful lives. The main useful lives are as follows:

Asset category	Depreciation period (years)
Building fixtures and fittings	5 to 10
Technical installations, machinery and equipment	5 to 10
Computer equipment	3 to 5

An item of property and equipment is derecognized on disposal or when no future economic benefits are expected from its use or disposal. The gain or loss arising from the derecognition of an asset is determined as the

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

difference between the net sale proceeds, if any, and the carrying amount of the asset. It is recognized in profit or loss when the asset is derecognized under ‘‘Gain (Loss) from disposal of non-current assets.’’

Breakdown

	2013 Restated			2014 Restated			2015
		Depreciation			Depreciation			Depreciation
		and			and			and
€ thousands	Gross	impairment	Net	Gross	impairment	Net	Gross	impairment	Net
Buildings, fixtures and fittings	875	(260)	615	1,112	(379)	733	1,449	(415)	1,034
Technical installations, machinery and equipment	26,947	(7,113)	19,834	44,191	(12,204)	31,987	35,107	(14,003)	21,104
Other	31,527	(19,002)	12,525	21,592	(10,323)	11,269	23,953	(12,616)	11,337
Property, plant and equipment, net	59,349	(26,375)	32,974	66,896	(22,906)	43,990	60,509	(27,034)	33,475

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Movements for the period

		Technical
		installations,
	Buildings,	machinery
	fixtures and	and
€ thousands	fittings	equipment	Other	Total
As of January 1, 2013 Restated	730	15,617	14,876	31,223
Business combination or loss of control	—	—	36	36
Increases and separately acquired tangible assets	93	2,850	9,672	12,615
Tangible assets disposed of during the period	—	(309)	(175)	(484)
Depreciation for the period	(96)	(2,733)	(2,991)	(5,820)
Impairment reversal (losses) recognized during the period	—	—	—	—
Translation adjustment	(112)	(3,435)	(1,049)	(4,596)
Reclassifications of assets in progress	—	9,182	(9,182)	—
Reclassifications and other movements	—	(1,338)	1,338	—
As of December 31, 2013 Restated	615	19,834	12,525	32,974
Business combination or loss of control	238	53	756	1,047
Increases and separately acquired tangible assets	—	1,971	16,248	18,219
Tangible assets disposed of during the period	—	(582)	(316)	(898)
Depreciation for the period	(110)	(4,229)	(3,032)	(7,371)
Impairment reversal (losses) recognized during the period	—	15	78	93
Translation adjustment	(10)	(143)	82	(72)
Reclassifications of assets in progress	—	12,279	(12,279)	—
Reclassifications and other movements	—	2,790	(2,790)	—
As of December 31, 2014 Restated	733	31,987	11,270	43,990
Business combination or loss of control	—	(58)	(53)	(111)
Increases and separately acquired tangible assets	353	1,538	12,374	14,265
Tangible assets disposed of during the period	—	(6,099)	(2,512)	(8,611)
Depreciation for the period	(126)	(5,087)	(3,274)	(8,487)
Impairment reversal (losses) recognized during the period	—	81	607	688
Translation adjustment	(170)	(7,677)	(411)	(8,259)
Reclassifications of assets in progress	243	7,724	(7,967)	—
Reclassifications and other movements	—	(1,305)	1,305	—
As of December 31, 2015	1,034	21,104	11,339	33,475

In November 2015, Cnova Brazil performed a fixed assets inventory count that led to a R$20.7 million (€4.8 million) write-off.

Note 19 Intangible assets, net

Accounting policies

Intangible items are recognized as intangible assets when they meet the following criteria:

•	the item is identifiable and separable;
•	Cnova has the capacity to control future economic benefits from the item; and
•	the item will generate future economic benefits.

Intangible assets consist mainly of purchased software, software developed for internal use, customer lists and trademarks.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

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

Derecognition

An intangible asset is derecognized on disposal or when no future economic benefits are expected from its use or disposal. The gain or loss arising from the derecognition of an asset is determined as the difference between the net sale proceeds, if any, and the carrying amount of the asset. It is recognized in profit or loss when the asset is derecognized under ‘‘Gain (Loss) from disposal of non-current assets.’’

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Breakdown

	2013 Restated			2014 Restated			2015
		Depreciation			Depreciation			Depreciation
		and			and			and
€ thousands	Gross	impairment	Net	Gross	impairment	Net	Gross	impairment	Net
Trademarks	9,289	—	9,289	9,229	—	9,229	3,959	—	3,959
Licenses, software and website	109,321	(45,271)	64,050	141,838	(49,754)	92,084	142,969	(56,571)	86,398
Other	37,710	(7,738)	29,972	40,307	(9,181)	31,126	36,023	(9,459)	26,564
Intangible assets, net	156,320	(53,009)	103,311	191,374	(58,935)	132,439	182,951	(66,029)	116,921

Movements for the period

		License,
		software and
€ thousands	Trademarks	website costs	Other	Total
As of January 1, 2013 Restated	3,729	50,100	35,802	89,631
Business combination or loss of control	5,500	340	1,070	6,910
Increases and separately acquired intangible assets	—	15,495	20,765	36,260
Intangible assets disposed of during the period	—	(848)	(186)	(1,034)
Depreciation for the period	—	(16,906)	(3,453)	(20,359)
Impairment reversal (losses) recognized during the period (continuing operations)	—	—	—	—
Translation adjustment	—	(4,038)	(4,060)	(8,098)
Reclassifications of assets in progress	—	19,816	(19,816)	—
Reclassifications and other movements	—	(847)	847	—
As of December 31, 2013 Restated	9,229	63,112	30,969	103,311
Business combination or loss of control	—	2,166	1,403	3,569
Increases and separately acquired intangible assets	—	50,309	3,257	53,566
Intangible assets disposed of during the period	—	(51)	(282)	(333)
Depreciation for the period	—	(20,665)	(3,061)	(23,726)
Impairment reversal (losses) recognized during the period (continuing operations)	—	(2,155)	—	(2,155)
Translation adjustment	—	(73)	(1,076)	(1,149)
Reclassifications of assets in progress	—	—	—	—
Reclassifications and other movements	—	(559)	(84)	(643)
As of December 31, 2014 Restated	9,229	92,084	31,126	132,439
Business combination or loss of control	(5,500)	(167)	(1,532)	(7,199)
Increases and separately acquired intangible assets	230	15,784	32,121	48,135
Intangible assets disposed of during the period	—	(27,800)	(3,472)	(31,272)
Depreciation for the period	—	(26,133)	(2,559)	(28,692)
Impairment reversal (losses) recognized during the period (continuing operations)	—	15,762	(1)	15,761
Translation adjustment	—	(11,183)	(3,968)	(15,150)
Reclassifications of assets in progress	—	24,692	(24,692)	—
Reclassifications and other movements	—	3,361	(461)	2,900
As of December 31, 2015	3,959	86,400	26,562	116,921

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Trademarks are composed of Continental Edison in France. As they are essential to the identity of the Cnova business, and are used and maintained in the normal course of operations, an indefinite useful life is retained for those trademarks.

Note 20 Goodwill

Accounting policies

At acquisition date, goodwill is measured in accordance with Note 4. Goodwill is allocated to the cash generating unit or groups of cash-generating units that benefit from the synergies of the combination, based on the level at which the return on investment is monitored for internal management purposes. Goodwill is not amortized but is tested for impairment at each year-end, or whenever there is an indication that it may be impaired. Impairment losses on goodwill are not reversible. The method used by Cnova to test goodwill for impairment is described in Note 21 ‘‘Impairment of goodwill, tangible and intangible assets.’’ Negative goodwill is recognized directly in the income statement for the period of the business combination, once the identification and measurement of the acquiree’s identifiable assets, liabilities and contingent liabilities have been verified.

Breakdown

	2013 Restated			2014 Restated			2015
€ thousands	Gross	Impairment	Net	Gross	Impairment	Net	Gross	Impairment	Net
CDiscount	78,249	—	78,249	78,893	—	78,893	56,548	—	56,548
CNova Brazil	442,768	—	442,768	448,267	—	448,267	334,841	—	334,841
Goodwill	521,017	—	521,017	527,160	—	527,160	391,389	—	391,389

Movements for the period

€ thousands	2013 Restated	2014 Restated	2015
Carrying amount As of January 1	590,430	521,017	527,160
Goodwill recognized during the period (see Note 4)	22,346	—	—
Impairment losses recognized during the period	—	—	—
Translation adjustment	(91,759)	5,499	(113,426)
Sale of E-trend			(22,345)
Reclassifications and other movements	—	644	—
Carrying amount As of December 31	521,017	527,160	391,389

Note 21 Impairment of goodwill, tangible and intangible assets

Accounting policies

Goodwill and intangible assets with an indefinite useful life are tested for impairment at least once a year, as of December 31 and when circumstances indicate that the carrying value may be impaired. Other assets are tested whenever there is an indication that they may be impaired.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Cash Generating Units (CGUs)

A cash-generating unit is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Cnova has defined cash-generating units as business units.

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

Impairment

An impairment loss is recognized when the carrying amount of an asset or the CGU to which it belongs is greater than its recoverable amount. Impairment losses are recorded as an expense under the caption ‘‘Impairment of assets’’ in the income statement.

Impairment losses recognized in a prior period are reversed if, and only if, there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. However, the increased carrying amount of an asset attributable to a reversal of an impairment loss may not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset in prior years. Impairment losses on goodwill cannot be reversed.

Movements for the period

Goodwill was tested for impairment as of December 31, 2013, 2014 and 2015 and no impairment was recognized.

As part of follow-up of impairment indicators, some non-financial asset values were revised and resulted in the recognition of impairment losses of:

•	€1 million in 2013 related to the write off of obsolete IT development costs for Cdiscount segment.
•	€3 million in 2014 related to the write off of obsolete IT development costs (Cdiscount segment for €1 million and Cnova Brazil segment for €1 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

•	€11.5 million in 2015 related to the write off of obsolete IT development costs of Cdiscount segment (€10.4 million) and Cnova Brazil segment (€0.5 million).

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

Parameters used for determination of 2013 values in use

	2013 long-term	2013 after-tax
	growth rate	discount rate
Cdiscount	2.1%	7.6%
Cnova Brazil	5.4%	15.9%

Assumptions used for determination of 2014 values in use

	2014 long-term	2014 after-tax
	growth rate	discount rate
Cdiscount	1.9%	7.3%
Cnova Brazil	6.5%	14.9%

Assumptions used for determination of 2015 values in use

	2015 long-term	2015 after-tax
	growth rate	discount rate
Cdiscount	2.0%	7.3%
Cnova Brazil	5.5%	13.6%

The tests carried out as of December 31, 2013, 2014 and 2015 did not reveal any impairments of goodwill and no recoverable amount of goodwill was found to be close to the carrying amount.

Sensitivity analyses were performed to determine the main assumptions that are most exposed to a change in the foreseeable future and would lead to no impairment loss. Sensitivity was computed on a change in discount rate (50-basis point increase) and a change in long term Ebitda margin (50-basis point decrease) resulting in no potential impairment. The preliminary valuation of Cnova Brazil performed by independent appraisers in relation with the 2016 proposed potential transaction described in Note 32, does not reveal any impairment risk on the Brazilian subsidiary.

The market capitalization of Cnova amounted to €1,006 million as of December 31, 2015.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 22 Consolidated equity

Accounting policies

Consolidated Equity is attributable to two categories of owners: the equity holders of Cnova and the owners of the non-controlling interests.

Transactions with the owners of non-controlling interests resulting in a change in the owners’ percentage interest without loss of control only affect equity. Cash flows arising from changes in ownership interests in a fully consolidated entity that do not result in a loss of control (including increases in percentage interest) are classified as cash flows from financing activities.

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

Intragroup loans for which settlement is neither planned nor likely to occur in the foreseeable future are, in substance, a part of the investment in that foreign operation and are accounted for as part of the investment and the exchange differences arising on these loans are recognized in the same component of equity as discussed above.”

Foreign currency transactions are converted into the functional currency using the exchange rate at the transaction date. Monetary assets and liabilities denominated in foreign currencies are translated at the closing rate and the resulting exchange differences are recognized in the income statement under ‘‘Exchange gains and losses’’. Non-monetary assets and liabilities denominated in foreign currencies are converted at the exchange rate at the transaction date.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Capital management

Cnova’s capital management objectives are to ensure Cnova’s ability to continue as a going concern and to provide an adequate value creation and return to shareholders.

Cnova monitors capital on the basis of the carrying amount of equity plus its loans (including loans due to CBD and Casino net of the current account related to the cash-pool due from Casino), less cash and cash equivalents as presented on the face of the balance sheet.

Management assesses Cnova’s capital requirements in order to maintain an efficient overall financing structure while avoiding excessive leverage. Cnova manages the capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, Cnova may adjust its dividend policy, issue new shares, or sell assets to reduce debt.

Share capital

Share capital of Cnova is composed of 441,297,846 shares with a par value of €0.05, which include 25,567 shares conditionally issued on December 8, 2014 and recorded in the US book entry system on January 20, 2015.

Resulting of the initial public offering of Cnova shares on NASDAQ, the share capital was increased by 26,800,000 ordinary shares on November 21, 2014. Cnova also conditionally issued 25,567 restricted shares on December 8, 2014 as indicated above pursuant to Cnova Omnibus Incentive Plan to be granted to each individual serving as an independent director. Last, Cnova issued 2,357,327 shares in accordance with the exercise of the overallotment option of underwriters.

Notes to the consolidated statement of comprehensive income

€ thousands	2013 Restated	2014 Restated	2015
Available-for-sale financial assets	(43)	145	(133)
Change in fair value during the period	(43)	145	(133)
Reclassification to profit or loss	—	—	—
Income tax (expense)/benefit	—	—	—
Exchange differences	(90,954)	3,916	(147,634)
Change in translation differences during the period	(90,954)	3,916	(147,634)
Reclassification to profit or loss due to disposals during the period	—	—	—
Actuarial gains and losses	(135)	(473)	59
Change during the period	(135)	(473)	59
Income tax (expense)/benefit	—	—	—
Total	(91,132)	3,588	(147,708)

Note 23 Share‑based payments

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

plan attributes, market data (including the market price of the underlying shares, share price volatility and the risk-free interest rate) at the grant date. Assumptions concerning the probability of grantees remaining with Cnova until the options vest are taken into account in determining the expense to be recorded.

The fair value of share grants is also determined on the basis of the plan attributes and market data at the grant date. Assumptions concerning the probability of grantees remaining with Cnova until the shares vest are taken into account in determining the expense to be recorded. If there are no vesting conditions attached to the share grant plan, the expense is recognized in full when the plan is set up. Otherwise the expense is deferred over the vesting period as and when the vesting conditions are met.

Cdiscount and Nova Pontocom have granted stock option plans or similar plans aiming to: (i) drive the expansion and success in developing the corporate purposes, allowing high level managers and employees to purchase shares issued by Cdiscount Group or by Nova Pontocom, encouraging their integration with Cnova; (ii) attract high level managers and employees to provide services to Cnova, offering them the added advantage of becoming Cnova shareholders; (iii) align the personal interests of high level managers and employees, providing them, as a form of incentive and added advantage, the chance of becoming Cnova shareholders; and (iv) stimulate greater integration of these executives and employees with Cnova’s objectives.

Besides on October 30, 2014, Cnova’s general meeting of shareholders adopted the Cnova N.V. 2014 Omnibus Incentive Plan to give Cnova a competitive advantage in attracting, retaining and motivating officers, employees, directors and consultants, and to provide incentives for future performance of services directly linked to shareholder value. The Omnibus Incentive Plan provides its board of directors with the authority to grant stock options, stock appreciation rights, restricted stock awards, restricted stock units, performance units, deferred stock unit awards or other awards that may be settled in or based upon the value of Cnova’s ordinary shares. Subject to adjustment for changes in capitalization and corporate transactions, up to 16,500,000 of Cnova’s ordinary shares may be issued pursuant to awards granted under the Omnibus Incentive Plan.

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

The total cost of this plan is €410 thousand and is recognized over 24 months on a straight-line basis. On March 5, 2014, 315,022 of Cdiscount Group’s new shares were issued and delivered to beneficiaries.

In 2011, 2012 and 2013, Cdiscount Group issued equity warrants to Casino and executives working for Cdiscount.

•	July 29, 2011: 6,500,000 equity warrants were issued and exercisable from June 30, 2014 to December 31, 2016

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

•	July 20, 2012: 932,000 equity warrants were issued and exercisable from June 30, 2015 to December 31, 2017
•	July 19, 2013: 7,500,000 equity warrants were issued and exercisable from April 1, 2016 to September 30, 2016

These rights were not subject to any vesting conditions. Each warrant entitled the holder to purchase a new Cdiscount Group’s share at a price of €1.09 for the 2011 and 2012 plans and €3.00 for the 2013 plan. The fair value of the rights was determined using a multi-criteria approach and was paid in cash by the subscribers. Therefore, no compensation expense was recorded for these rights. The cash for the subscription of the equity warrants was funded by interest bearing loans from the subscriber’s employer.

In April 2014, these previously issued equity warrants were repurchased by Casino for €10 million and the related loans were reimbursed. The equity warrants were cancelled on July 11, 2014.

Moreover, some executives working for Cdiscount are beneficiaries of bonus share plans at Casino level. Share-based compensation expenses recorded are respectively €(32) thousand, €50 thousand and nil respectively in years 2013, 2014 and 2015.

Cnova Brazil segment

Some executives are eligible to participate in the Plan, as determined by Nova Pontocom’s board of directors (the ‘‘Beneficiaries’’). According to the provisions of Article 171, § 3, of Law 6,404/76, there shall be no preemptive rights for granting or exercising the Plan’s stock options. Shares resulting from the option exercise shall have the rights set forth in the Plan, in the respective Programs and Agreement, it being understood that the beneficiaries shall always be entitled to receive the dividends that might be distributed due to the subscription or acquisition, as the case may be. Once the Beneficiary exercises the option, the corresponding shares shall be issued through Nova HoldCo’s capital increase.

The effects of share-based payments made to Cnova Brazil executives are recognized in ‘‘employee benefits expenses’’ under the caption ‘‘General and administrative expenses’’ of the income statement. The expense resulting of those plans is €(393) thousand in 2013, nil in 2014 and nil in 2015.

The fair value of those share-based payments was calculated based on the Black & Scholes option valuation model considering the following assumptions:

Granting data
Restated expected volatility(i)	56.8%
Program duration (years)	50% down payment and 7.14% over 42 months
Risk-free rate	From 10.72% to 11.90% Fair
value of the option on the grant date (per option)(ii)	From R$32.86 to R$33.78

(i)	As Nova Pontocom was not a public company, expected volatility was estimated from volatility of a comparable listed competitor.
(ii)	Fair value of option on the grant date represents the fair value of the equity instrument (option) granted and not the strike price.

Moreover, some other executives can be beneficiary of stock option plans or similar at CBD level.

Deferred Stock Units (DSU)

On November 19, 2014 date of completion of the initial public offering, and pursuant to its Omnibus Incentive Plan, Cnova granted to certain executives of Cnova deferred stock units (DSU) with respect to 1,319,999 of ordinary shares. The DSU are non‑forfeitable, vest on the date of grant and will be settled for no consideration on the fourth

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

anniversary of the offering by issuing or transferring ordinary shares to the recipient of a deferred stock unit award. The share‑based compensation expense of € 9.5 million was recognized immediately on the date of grant under “Initial public offering expenses” (refer to Note 10). This expense was based upon the fair value of the ordinary share to which was added any appropriate security social charges. The fair value was the quoted market price at the grant date.

Stock Appreciation Right Award (SAR)

On November 19, 2014 date of completion of the initial public offering, Casino granted certain executives of Cnova an award of cash‑settled stock appreciation rights (“SARs”) with respect to 4,746,907 of ordinary shares. Each SAR award vests in full on the fourth anniversary of the completion of the offering, subject to the recipient’s continued service through such date. As soon as practicable following the vesting date, each SAR subject to the award will be settled by Casino for a gross amount in cash equal to the excess (if any) of (a) the lesser of the closing price of an ordinary share on NASDAQ on the vesting date and 220% of the initial public offering price per ordinary share over (b) 120% of the initial public offering price per ordinary share. Under certain conditions of termination of service prior to the vesting date (e.g., in the event of termination without cause), an award recipient may be entitled to retain some portion of the SARs to which he or she otherwise would have been entitled.

As the SARs are fully cash‑settled and do not give any right to receive ordinary shares of Cnova, the recipient of a SAR award will not have any rights as a shareholder in respect of the award, including voting rights. In addition, the SAR award may not be transferred except in case of the recipient’s death.

Fair value of the SARs was measured using a Black and Scholes pricing model taking into account the terms and conditions upon which the instruments were granted. The share based payment expense relating to the SARs as of December 31, 2015 was €428 thousand. No SARs had vested at December 31, 2015.

Key assumptions used for the determination of the fair value of this instrument are:

•	Dividend yield: 0
•	Expected volatility: 32.5%
•	Risk‑free interest rate: 0.33%
•	Expected life (years): 4

Note 24 Provisions

A provision is recorded when Cnova has a present obligation (legal or constructive) as a result of a past event, the amount of the obligation can be reliably estimated and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation. Provisions are discounted when the related adjustment is material.

Contingent liabilities are possible obligations that arise from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within Cnova’s control, or present obligations whose settlement is not expected to require an outflow of resources embodying economic benefits. Contingent liabilities are not recognized in the balance sheet (except when they are assumed through a business combination), but are disclosed in the notes to the financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Breakdown and movements

					Business
	January 1,				combination			December 31,
	2013		Reversals	Reversals	or loss of	Translation		2013
€ thousands	Restated	Increases	(used)	(surplus)	control	adjustment	Other	Restated
Pensions (Note 25)	1,055	308	—	—	—	—	136	1,499
Claims and litigation	2,572	3,791	(2,211)	(861)	—	(70)	—	3,221
Total	3,627	4,099	(2,211)	(861)	—	(70)	136	4,720
of which short-term	1,739	1,954	(1,378)	(861)	—	(70)	—	1,384
of which long-term	1,888	2,145	(833)	—	—	—	136	3,336

					Business
	January 1,				combination			December 31,
	2014		Reversals	Reversals	or loss of	Translation		2014
€ thousands	Restated	Increases	(used)	(surplus)	control	adjustment	Other	Restated
Pensions (Note 25)	1,499	221	—	—	11	—	493	2,224
Claims and litigation	3,221	5,777	(1,187)	(545)	—	74	(224)	7,116
Total	4,720	5,998	(1,187)	(545)	11	74	269	9,340
of which short-term	1,384	5,777	(1,187)	(545)	—	74	(771)	4,732
of which long-term	3,336	221	—	—	11	—	1,041	4,609

					Business
					combination
	January 1,		Reversals	Reversals	or loss of	Translation		December 31,
€ thousands	2015	Increases	(used)	(surplus)	control	adjustment	Other	2015
Pensions (Note 25)	2,224	389	(7)	—	7	—	(18)	2,596
Claims and litigation	7,116	14,874	(3,141)	(1,481)	—	(420)	(234)	16,713
Total	9,340	15,263	(3,148)	(1,481)	7	(420)	(252)	19,308
of which short-term	4,732	12,048	(3,021)	(1,176)	—	(420)	(4,683)	7,480
of which long-term	4,609	3,214	(127)	(305)	7	(0)	4,430	11,828

Cnova incurred restructuring costs in 2013, 2014 and 2015. Those costs were actual expenses:

•	2013: €2,790 thousand, mainly composed of the Nova Pontocom Reorganization which caused severance payments to managers of the logistics department;

•	2014: €7,388 thousand, mainly composed of bonuses (€4.8 million) and cost related to Cdiscount change of executive offices (€1.2 million);

•

2015: €13,404 thousand, mainly composed of closing of warehouses and sites (€7.2 million), moving of warehouses (€2.4 million), severance of employees (€1.5 million) and costs related to the Sabannes –Oxley rules implementation (€2.2 million).

Claims and litigations result mainly from litigations with suppliers or employees and complaints from clients who are not satisfied with the products received and the delivery date. In 2013, the main risk related to a litigation following a breach of contract with a supplier (€1.6 million); and still in progress. In 2014, a provision of €3.3 million was recorded in relation to a Cdiscount tax risk. In 2015, a provision of €3.3 million was recorded in relation to 5 different suppliers claims.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 25 Pension and other post‑employment benefit obligations

Under defined contribution plans, Cnova pays fixed contributions into a fund and has no obligation to pay further contributions if the fund does not hold sufficient assets to pay all employee benefits relating to employee service in the current and prior periods. Contributions to these plans are expensed as incurred.

In Brazil, the pension plan is funded through payments to insurance companies. The entity has no legal or constructive obligation to pay additional contributions in relation to the plan’s assets.

Regarding defined benefit plans, mainly French consolidated entities are concerned as their employees are notably entitled to compensation paid on retirement. Cnova’s obligation is measured using the projected unit credit method based on the provisions of existing plans. Under this method, each period of service gives rise to an additional unit of benefit entitlement and each unit is measured separately to build up the final obligation. The final obligation is then discounted. The obligation is measured by independent actuaries annually for the most significant plans and for the employment termination benefit, and regularly for all other smaller plans. Assumptions include expected rate of future salary increases, estimated average working life of employees, life expectancy and staff turnover rates.

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

Curtailments, settlements and past service costs are recognized in operating expenses or other financial income and expense depending on their nature. The liability recognized in the balance sheet is measured as the net present value of the obligation

Overview of plans

Defined Contribution Plan

Defined contribution plans are retirement provisions through which an employer commits to such funding through the regular payment of contributions to a managing body. The employer’s commitment to the payment of contributions is limited and therefore does not guarantee the pension amount that employees will receive. This type of plan predominantly concerns employees of Cnova’s French entities. The latter come under the general social security system which is administered by the French state.

The expense for the year relating to defined contribution plans is €6.9 million as of December 31, 2015 (2014: €6.9 million, 2013: €5.6 million).

Defined Benefit Scheme

In France, an industry‑specific agreement between employers and employees provides for the payment of allowances to employees at the date of retirement depending on the years of service rendered and their salary at the age of retirement.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Main assumptions used in determining total obligations related to defined benefit plans

Plans falling under defined benefit schemes are exposed to interest rate risk, rate of salary increase risk and mortality rate risk.

The following table summarizes the main actuarial assumptions used to measure the obligation:

	2013	2014	2015
Discount rate	3.2%	2.2%	2.0%
Expected rate of future salary increases	3.0%	3.0%	2.0%
Retirement age	64	64	64

The discount rate is determined by reference to the Bloomberg 15‑year AA corporate composite index.

Sensitivity analysis

The impact of a variation of +/- 100 bp on the discount rate would generate a change of respectively -18.8% and +24.2% of the total amount of the commitment.

The impact of a variation of +/- 100 bp on the expected rate of future salary increases would generate a change of respectively +23.9% and -19.0% of the total amount of the commitment.

Reconciliation of liabilities in the balance sheet

€ thousands	2013 Restated	2014 Restated	2015
As of January 1	1,055	1,499	2,224
Cost for the period	308	221	387
Actuarial gains or losses recognized in equity	136	493	(70)
Business combination or loss of control	—	11	—
Translation adjustment	—	—	(0)
Other movements	—	—	55
As of December 31	1,499	2,224	2,596

Note 26 Financial liabilities

1. Accounting policies

Financial liabilities are classified into two categories as follows:

•	borrowings recognized at amortized cost; and
•	financial liabilities at fair value through profit or loss.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Financial liabilities at fair value through profit or loss

These are financial liabilities intended to be held on a short-term basis for trading purposes. They are measured at fair value and gains and losses arising from remeasurement at fair value are recognized in the income statement.

2. Breakdown of financial debt

	2013 Restated			2014 Restated			2015
	Non-current			Non-current			Non-current
	Current	Current		Current	Current		Current	Current
€ thousands	Portion	Portion	Total	Portion	Portion	Total	Portion	Portion	Total
Borrowings	1,647	—	1,647	2,046	193	2,239	1,388	1,129	2,517
CBD loan(i) (Note 31)	68,230	—	68,230	—	8,060	8,060	6,881	1,550	8,431
BIG C Thailand Loan	—	—	—	—	2,112	2,112	—	9,070	9,070
Cash pool balances with Casino	—	31,274	31,274	—	68,349	68,349	—	84,451	84,451
Put options granted to owners of non-controlling interests (ii)	8,300	2,200	10,500	—	—	—	6,500	—	6,500
Bank overdrafts	—	30,899	30,899	—	169	169	—	10,801	10,801
Other financial liabilities	4,971	15,797	20,768	—	23,674	23,674	—	25,197	25,197
Financial debt	83,148	80,170	163,318	2,046	102,557	104,603	14,769	132,198	146,967

(i)	As stated in the “Description of reporting entity,” this loan will not be dropped down during the Nova Pontocom Reorganization.

Cnova financial debt increased by €42.4 million on the year. As part of Nova Pontocom reorganization, GPA loan was retained by Nova Holdco for an amount of €106.4 million, leading to a financial debt of €8.4 million (non-current: €6.9 million, current: €1.6 million) as of December 31, 2015.

As discussed in Note 4, Cnova granted put options to former owners of MonShowroom, which extincted in 2014. In addition, Cnova granted to Exito put / call options exercisable on or after November 1, 2017 over non-controlling interests in Cdiscount Colombia on 29% of shares and Cdiscount Latam on 10% of shares for a consideration in Cnova shares. The put / call related to Cdiscount Latam has no value as both shareholders decided to close its subsidiaries. Regarding the Cdiscount Colombia put / call, and according to IAS 32.23, the Company should record at the execution date a liability (against equity) for each put option that can be exercised outside of its control. This is the case of this put / call granted to Exito. A liability of €6.5 million was recognized against equity at December 31, 2015. Future fair value adjustments of this liability will be recognized in the income statement.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Detail of main financial debts:

	Nominal				2013 Restated	2014 Restated	2015
	amount	Interest rate	Issue date	Due date	(K€)	(K€)	(K€)
Borrowings	2,517	3% - 3.5%	November 2013	June 2023	1,647	2,239	2,517
CBD loan	63,840	105,35% + CDI (i)	April 2013	February 2017	68,230	—	—
CBD Loan	7,669	105% + CDI (i)	July 2014	February 2017	—	8,060	8,431
BIG C Thailand Loan	—	3,67% - 4,08%	June at November 2014	(ii)	—	2,112	9,070
Cdiscount Group current account	—	Eonia 1 month + 0,05%	—	—	31,274	—	—
Cash pool balances with Casino	—	Eonia 1 month + 0,5%	—	—	—	68,349	84,451

(i)	CDI: Certificado de Deposito Interbancario, or interbank deposit certificate, rate
(ii)	C-Distribution Thailand and C-Distribution-Asia were sold in March 2016 (please see note 32).

3. Other liabilities

	2013 Restated			2014 Restated			2015
€ thousands	Non-current	Current(i)	Total	Non-current	Current(i)	Total	Non-current	Current	Total
Amounts due to suppliers of PP&E	—	4,150	4,150	—	4,540	4,540	—	1,442	1,442
Other liabilities (i)	477	98,558	99,035	2,337	135,805	138,142	7,792	170,909	178,701
Deferred income	3,337	2,487	5,824	1,686	3,720	5,406	777	6,132	6,909
TOTAL	3,814	105,195	109,009	4,023	144,065	148,088	8,569	178,483	187,053

(i)	Current other liabilities include reimbursements of certain expenses to CBD for €9.2 million in 2012, €11.5 million in 2013. The amount is nil in 2014.

Note 27 Fair value of financial instruments

1. Accounting principles

Fair value measurements are determined following the provisions of IFRS 13 ‘‘Fair Value Measurement’’ which defines the following fair value hierarchy:

•	quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1);
•	inputs other than quoted prices included within Level 1 that are observable either directly (i.e. as prices) or indirectly (i.e. derived from prices) (Level 2);
•	inputs for the asset or liability that are not based on observable market data (unobservable inputs) (Level 3).

The fair value of financial instruments traded in an active market is the quoted price on the balance sheet date. A market is considered as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis. These instruments are classified as Level 1.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The fair value of financial instruments which are not quoted in an active market (such as over-the-counter derivatives) is determined using valuation techniques. These techniques use observable market data wherever possible and make little use of Cnova’s own estimates. If all the inputs required to calculate fair value are observable, the instrument is classified as Level 2.

If one or more significant inputs are not based on observable market data, the instrument is classified as Level 3.

2. Financial assets

	2013 Restated		2013 Restated		Carrying amount		Total
		Non	Total			AFS -
	Carrying	financial	Financial	Assets		measured
€ thousands	amount	assets	assets	held for	Loans and	at fair
Financial assets	(A)	(B)	(A − B)	trading	receivables	value	Fair value
Other non-current assets	112,118	84,002	28,116	—	27,042	1,074	28,116
Trade receivables	120,745	—	120,745	—	120,745	—	120,745
Other current assets	169,221	111,440	57,781	—	57,781	—	57,781
Cash and cash equivalents	263,550	—	263,550	—	263,550	—	263,550

	2014 Restated		2014 Restated		Carrying amount		Total
		Non	Total			AFS -
	Carrying	financial	Financial	Assets		measured
€ thousands	amount	assets	assets	held for	Loans and	at fair
Financial assets	(A)	(B)	(A − B)	trading	receivables	value	Fair value
Other non-current assets	95,070	71,623	23,447	—	21,373	2,074	23,447
Trade receivables	117,656	—	117,656	—	117,656	—	117,656
Other current assets	202,368	26,177	176,191	—	176,191	—	176,191
Cash and cash equivalents	573,321	—	573,321	—	573,321	—	573,321

	2015		2015		Carrying amount		Total
		Non	Total			AFS -
	Carrying	financial	Financial	Assets		measured
€ thousands	amount	assets	assets	held for	Loans and	at fair
Financial assets	(A)	(B)	(A − B)	trading	receivables	value	Fair value
Other non-current assets	23,608	16,898	6,710	—	6,585	125	6,710
Trade receivables	129,651	—	129,651	—	129,651	—	129,651
Other current assets	195,423	88,257	107,166	—	107,166	—	107,166
Cash and cash equivalents	400,793	—	400,793	—	400,793	—	400,793

3. Financial liabilities

	2013 Restated		2013 Restated	Carrying amount				Total
		Non	Total	Liabilities		Liabilities
	Carrying	financial	Financial	at	Liabilities	designated
€ thousands	amount	liabilities	liabilities	amortized	for	at fair	Hedging
Financial liabilities	(A)	(B)	(A − B)	cost	trading	value	instruments	Fair value
Financial debt	163,318	—	163,318	163,318	—	—	—	163,318
Trade payables	920,450	—	920,450	920,450	—	—	—	920,450
Other current liabilities	105,195	2,504	102,691	102,691	—	—	—	102,691
Other non-current liabilities	3,814	3,337	477	477	—	—	—	477

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

	2014 Restated		2014 Restated	Carrying amount				Total
		Non	Total	Liabilities		Liabilities
	Carrying	financial	Financial	at	Liabilities	designated
€ thousands	amount	liabilities	liabilities	amortized	for	at fair	Hedging
Financial liabilities	(A)	(B)	(A − B)	cost	trading	value	instruments	Fair value
Financial debt	104,603	—	104,603	104,603	—	—	—	104,603
Trade payables	1,311,234	—	1,311,234	1,311,234	—	—	—	1,311,234
Other current liabilities	144,065	66,976	77,088	77,088	—	—	—	77,088
Other non-current liabilities	4,023	3,303	720	720	—	—	—	720

	2015		2015	Carrying amount				Total
		Non	Total	Liabilities		Liabilities
	Carrying	financial	Financial	at	Liabilities	designated
€ thousands	amount	liabilities	liabilities	amortized	for	at fair	Hedging
Financial liabilities	(A)	(B)	(A − B)	cost	trading	value	instruments	Fair value
Financial debt	146,967	—	146,967	146,967	—	—	—	146,967
Trade payables	1,216,022	—	1,216,022	1,216,022	—	—	—	1,216,022
Other current liabilities	178,489	103,663	74,826	74,826	—	—	—	74,826
Other non-current liabilities	8,569	2,006	6,563	6,563	—	—	—	6,563

Note 28 Financial risk management objectives and policies

The main risks associated with Cnova’s financial instruments are market risks (currency, interest rate and equity risk), counterparty risk and liquidity risk.

Market risk

Interest rate risk

Interest rate risk refers to the risk that the value of financial instruments held by the Group and that are subject to variable rates will fluctuate, or the cash flows associated with such instruments will be impacted due to changes in market interest rates. The Group’s interest rate risk arises principally from borrowings issued at variable rates expose the Group to cash flow interest rate risk which is more than offset by cash and cash equivalents deposits (including short-term investments) earning interest at variable interest rates. As of December 31, 2015, most of the Group’s gross debt balance was subject to floating interest rates.

Interest rate sensitivity: risks associated with variable-rate financial instruments

The impact (before tax effect) on profit (loss) for the period of a 50 basis point increase or decrease in the CDI or Eonia interest rates, based on the variable rate financial instruments held by the Group at December 31, 2015, with all other variables held constant, was estimated to €1.5 million and €2.8 million respectively for the periods ended December 31, 2015 and December 31, 2014.

Exposure to foreign exchange risk

Due to its operations in Brazil, Cnova is exposed to currency translation risk, in other words its balance sheet and income statement, and consequently its financial ratios, are sensitive to change in exchange rates as part of the integration principally of Cnova Brazil accounts. Cnova Group does not hedge this “translation exposure”. If the Brazilian real exchange rate had been 10 percent higher/lower and all other variables were held

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

constant, the Group’s net profit would have increased/(decreased) by €13.9 million and €(17) million in 2015 (€7.3 million and €(9) million in 2014); and equity (excluding net profit) would have (decreased)/increased by €3.2 million and €(3.9) million in 2015 (€(57.6) million and €70.5 million in 2014), solely due to the translation of the financial statements denominated in Brazilian real.

On November 26, 2014 Cnova granted a R$345 million loan to Cnova Finança, a subsidiary of Cnova Brazil that is considered as part of its net investment in Cnova Brazil. The exchange difference amounting to €(2.3) million net of tax as of December 31, 2014 was recorded in other comprehensive income.

As of December 31, 2015, cash and cash equivalents include 1,011 million of Brazilian real (€234.5 million) in short-term deposits with four banks.

Exchange rates against the Euro

	2013		2014		2015
Exchange rates against the euro	Closing rate	Average rate	Closing rate	Average rate	Closing rate	Average rate
US dollar (USD)	1.3791	1.3281	1.2141	1.3285	1.0887	1.1095
Brazilian real (BRL)	3.2576	2.8702	3.2207	3.1211	4.3117	3.7004

Counterparty risk

Cnova is not exposed to significant counterparty risks in its operating activities and its short-term investment activities.

Counterparty risk related to trade receivable

Customer receivables are regularly monitored and Cnova’s exposure to the risk of bad debts is considered as limited because of the number of customers Cnova has through its operations.

Trade receivables (gross amount) break down as follows by maturity:

		Receivables past due on the balance sheet date
	Receivables	Receivables	Receivables
	not yet	not more	between	Receivables
	due not	than one	one and	more than	Receivables	Doubtful	GROSS	Impairment	NET
	impaired	month past	six months	six months	overdue	receivables	TOTAL	losses	TOTAL
€ thousands	(A)	due	past due	past due	(B)	(C)	(D)=(A)+(B)+(C)	(E)	(D) − (E)
2013 Restated	88,554	8,167	16,016	6,113	30,296	35,247	154,097	(33,352)	120,745
2014 Restated	96,248	4,476	6,851	6,876	18,203	37,785	152,236	(34,580)	117,656
2015	105,288	8,847	7,837	7,063	23,748	32,388	161,424	(31,773)	129,651

Receivables past due but not impaired can vary substantially in length of time overdue depending on the type of customer, i.e. consumers or public authorities. Impairment policies are determined on an entity‑by‑entity basis according to customer type. As indicated above, Cnova believes that it has no material risk in terms of credit concentration.

Counterparty risk related to other assets

Other assets, mainly comprising tax receivables, and repayment rights are neither past due nor impaired.

Credit risk on other financial assets—mainly comprising cash and cash equivalents and available‑for‑sale financial assets—corresponds to the risk of failure by the counterparty to fulfil its obligations. The maximum risk is equal to the instruments’ carrying amount. Cnova’s cash management policy consists of investing cash and cash equivalents with diversified first category counterparties.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Liquidity risk

Cnova manages liquidity risk through the daily follow-up of cash flows, control of financial assets and liabilities maturities and a close relationship with main financial institutions. As of December 31, 2015, Cnova’s liquidity is also depending on the financing from its parent companies (Casino and CBD), see Note 31.

As part of cash pool agreement with Cnova and its subsidiaries, unused credit lines amounted to €176.7 million as of December 31, 2015.

Exposure to liquidity risk

The table below shows a maturity schedule for financial liabilities, including principal and interest but excluding discounting.

	Maturity
				Due in
		Due in	Due in	three to	Due		Carrying
	Due within	one to	two to	five years	beyond		amount
€ thousands	one year	two years	three years	five years	five years	2013—Total	Restated
Borrowings and bank overdrafts	30,947	186	271	507	865	32,776	32,545
CBD loan(i)	—	—	—	97,173	—	97,173	68,230
Bond (Cnova Brazil)	—	—	—	—	—	—	—
Cdiscount Group current account	31,274	—	—	—	—	31,274	31,274
Put option grant to owners of non-controlling interests	2,200	—	2,400	5,900	—	10,500	10,500
Other financial liabilities	20,768	—	—	—	—	20,768	20,768
Trade payables and other liabilities	1,023,141	477	—	—	—	1,023,618	1,023,618
Total	1,108,330	663	2,671	103,580	865	1,216,108	1,186,935

	Maturity
				Due in
	Due	Due in	Due in	three to	Due		Carrying
	within	one to	two to	five years	beyond		amount
€ thousands	one year	two years	three years	five years	five years	2014—Total	Restated
Borrowings and bank overdrafts	430	376	376	676	1,086	2,944	2,408
CBD loan(i)	8,136	—	—	—	—	8,136	8,060
Big C Loan	2,112	—	—	—	—	2,112	2,112
Cdiscount Group current account	68,349	—	—	—	—	68,349	68,349
Other financial liabilities	23,674	—	—	—	—	23,674	23,674
Trade payables and other liabilities	1,388,322	720	—	—	—	1,389,042	1,389,042
Total	1,491,023	1,096	376	676	1,086	1,494,257	1,493,645

(i)	As stated in the “Basis of preparation of Cnova consolidated financial statements,” this loan was not dropped down during the Nova Pontocom Reorganization.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

	Maturity
				Due in
	Due	Due in	Due in	three to	Due to
	within	one to	two to	five years	beyond		Carrying
€ thousands	one year	two years	three years	five years	five years	2015—Total	amount
Borrowings and bank overdrafts	11,976	368	263	471	563	13,641	13,641
CBD loan	1,566	6,931	—	—	—	8,497	8,431
BIG C Loan	9,070	—	—	—	—	9,070	9,070
Cash pool balances with Casino	84,451	—	—	—	—	84,451	84,451
Put options granted to owners of non-controlling interests	—	6,500	—	—	—	6,500	6,500
Other financial liabilities	25,197	—	—	—	—	25,197	25,197
Trade payables and other liabilities	1,290,848	6,563	—	—	—	1,297,411	1,297,411
Total	1,423,108	20,362	263	471	563	1,444,767	1,444,701

Equity risk

The exposure of Cnova to equity securities price risk was limited to its investment in Partech International which was classified on the consolidated balance sheet as available-for-sale before its disposal in 2015.

Note 29 Off‑balance sheet commitments

Management believes that, to the best of its knowledge, there were no off-balance sheet commitments as of December 31, 2013, 2014 and 2015, other than those described below, likely to have a material impact on Cnova’s current or future financial position.

Commitments given

The amounts disclosed in the table below represent the maximum potential amounts (not discounted) that Cnova might have to pay in respect of commitments given. They are not netted against sums which Cnova might recover through legal actions or counter‑indemnities received.

€ thousands	2013 Restated	2014 Restated	2015
Assets pledged as collateral	—	—	—
Bank bonds and guarantees given	12,255	12,535	28,677
Firm purchase commitments(i)	550	695	—
Other commitments	3,975	2,872	—
Due:	—	—	—
Within one year	16,780	16,102	28,677
Due in one to five years	—	—	—
Due beyond five years	—	—	—
Total commitments given	16,780	16,102	28,677

(i)	Reciprocal commitments

Lease commitments

Cnova has no finance leases and leases with purchase options on equipment.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Cnova has operating leases on properties used in the business that do not meet the criteria for classification as finance leases. The future minimum payments under non‑cancellable operating leases break down as follows:

Operating leases and sub-leases where Cnova is a lessee

€ thousands	2013 Restated	2014 Restated	2015
Due within one year	12,218	12,457	13,923
Due in one to five years	27,445	24,621	26,834
Due beyond five years	5,378	6,836	18,629

Note 30 Contingent assets and liabilities

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

We, certain of our current and former officers and directors, and the underwriters of our initial public offering, or our IPO, have been named as defendants in a securities class action lawsuit in the United States Federal District Court for the Southern District of New York asserting claims related to macro-economic situation in Brazil and emphasized by the subject matter of the internal review, and we may incur significant expenses (including, without limitation, substantial attorneys’ fees and other professional advisor fees and obligations to indemnify certain current and former officers or directors and the underwriters of our initial public offering who are or may become parties to or involved in such matters). We are unable at this time to predict the extent of our potential liability in these matters, including what, if any, parallel action the SEC might take as a result of the facts at issue in these matters or the related internal review conducted by the Company and its advisors retained by our board of directors.

Note 31 Related Party Transactions

2014 Reorganization Related Agreements

Framework and IPO Agreement and Related Agreements

As part of the 2014 Reorganization, completed in late 2014, Casino, CBD, Via Varejo S.A., Nova Pontocom and Nova OpCo entered into the Framework and IPO Agreement, to which Cnova became a party on July 11, 2014. Subsequently, Éxito, Cdiscount Group, Germán Quiroga and another founder of Nova Pontocom became parties to the agreement. The Framework and IPO Agreement set forth the various steps undertaken in the 2014 Reorganization (described further in “ITEM 4.C: Organizational Structure—The 2014 Reorganization”), our governing documents, the structure of our board of directors and its committees and certain other matters related to our initial public offering. In addition to the Framework and IPO Agreement, we entered into other agreements with certain members of the Casino Group, including an agreement related to the contribution of shares of certain eCommerce companies to us, shareholders’ agreements with Éxito with respect to Cdiscount Colombia and Cdiscount LatAm and put and call arrangements related to the acquisition of Cdiscount Colombia and Cdiscount LatAm.

In connection with the 2014 Reorganization, Nova OpCo entered into an indemnification agreement (the “Original Indemnification Agreement”) with Nova Pontocom, pursuant to which Nova OpCo agreed to indemnify and hold Nova Pontocom harmless from damages arising from acts the operating assets and liabilities contributed to Nova OpCo in the 2014 Reorganization. Following the spin-off of Nova HoldCo approved on December 22, 2015, Nova HoldCo was liquidated. Pursuant to a draft amendment to the Original Indemnification Agreement, expected to be executed shortly after the filing of this annual report, Nova OpCo has agreed to indemnify CBD, Via Varejo and the

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

former management and minority shareholders of Nova HoldCo for the above-referenced operating assets and liabilities covered by the Original Indemnification Agreement.

Management Undertakings Agreement

Finally, we entered into a management undertakings agreement with Mr. Germán Quiroga (appointed Cnova Brazil´s Chief Executive Officer on May 23, 2014) and Mr. Eduardo Khair Chalita (elected as member of the Board of Directors of Nova Pontocom on February 19, 2014), Nova Pontocom and Nova OpCo, pursuant to which Mr. Quiroga and Mr. Chalita each individually agree, for a period of 12 months after the later of the date on each executive resigns or is dismissed from the management team or the date on which he transfers his beneficial ownership of all of our shares, not to: (1) compete with Nova Pontocom, Cnova Brazil or us or join any of our competitors or provide services to any of our competitors or to acquire any equity interest or otherwise be linked to any of our competitors; or (2) induce any customer to purchase or sell products or services to or from any competitor, enter into any agreement with any competitor, terminate its relationship with us and our affiliates or assist or induce any entity associated with us and our affiliates to terminate their association with us or our affiliates. With respect to Mr. Chalita, as a result of the liquidation of Nova Pontocom due to its spin-off approved on December 22, 2015, the term of office of Mr. Chalita as member of the Board of Directors of Nova Pontocom ended on the same date.

Restructuring Related Agreements

Sale of MonShowroom.com

On September 30, 2015, as part of our decision to focus on sites presenting strong operational synergies with our core business, the sale and transfer of shares of the company E-Trend S.A.S, owner of the website MonShowroom.com, from Cdiscount Group S.A.S. and Financière MSR to Monoprix, a Casino Group’s subsidiary with a strong fashion profile, was concluded. One law firm and one financial expert confirmed the fairness of the deal based on the following points: (i) the legal terms and conditions of the share purchase agreement and put and call options were in line with market practice; (ii) all terms and conditions were comparable to those of a transaction among independent parties; (iii) the purchase price and earn-out for both the controlling interest and the minority interest were based on the fair market value of MonShowroom.

Agreements Relating to our Shares

Special Voting Agreement

On November 24, 2014, we, the Voting Depository, Casino, CBD, Via Varejo, Éxito, Mr. Germán Quiroga, and Mr. Eduardo Chalita, with acknowledgment by Nova HoldCo, Lux HoldCo and Dutch HoldCo entered into Special Voting Agreement. This agreement includes the contractual terms of the Double Voting Right Structure as discussed in “ITEM 10.B: Articles of Association—Special Voting Shares, Special Voting Depository Receipts and Special Voting Depository.”

Pursuant to the Special Voting Agreement, the Special Voting Shares were automatically issued when our initial public offering was completed in November 2014. The Special Voting Agreement also provides for the non‑transferability of special voting depository receipts except to a Permitted Transferee as described in “ITEM 10.B: Articles of Association—Special Voting Shares, Special Voting Depository Receipts and Voting Depository,” and authorizes the Voting Depository to unilaterally cancel special voting depository receipts (for no compensation) in specified circumstances. The Special Voting Agreement also includes an acknowledgement of the terms and conditions (administratievoorwaarden, or the “Terms and Conditions”) of the Double Voting Right Structure by each initial holder of special voting depository receipts. The Special Voting Agreement further includes an irrevocable power of attorney from each initial holder of special voting depository receipts to the Voting Depository and Cnova for acts required under the Terms and Conditions or the Special Voting Agreement.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Pursuant to the Special Voting Agreement, the Voting Depository is to be granted a call option (the “Call Option”) to acquire newly issued special voting shares in the event of a capital increase of Cnova in which one or more Founding Shareholders (or their Permitted Transferees, as the case may be) participate(s). The Call Option will be an irrevocable right to subscribe for additional special voting shares, exercisable only by the Voting Depository. The Call Option will include circumstances in which the Voting Depository must exercise the Call Option. An issuance of special voting shares pursuant to the Call Option will not require prior authorization by our general meeting of shareholders. The Call Option will be non‑transferable and cannot be encumbered in any way. The Call Option will be perpetual in nature, exercisable on more than one occasion and cannot be cancelled unless and until the Double Voting Right Structure is abolished. The Call Option will give no right to subscribe for special voting shares to the extent that our authorized share capital would be exceeded, as set forth in our Articles of Association from time to time. The Special Voting Agreement includes an undertaking by us to ensure that our board of directors will propose an amendment to our Articles of Association in order to increase the number of special voting shares comprised in our authorized share capital if it appears that the Voting Depository will likely need to hold special voting shares in excess of the number of special voting shares issuable under our authorized share capital.

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

The Special Voting Agreement may be amended by the holders of special voting depository receipts by two‑thirds majority vote, with our consent. The holders of the special voting depository receipts may also terminate the Double Voting Right Structure by a two‑thirds majority vote.

We have not been made aware of any changes in this agreement to date.

Registration Rights Agreement

On November 25, 2014, the Founding Shareholders and certain other members of our management entered into a registration rights agreement with us. The registration rights agreement provides Casino and Dutch HoldCo with demand registration rights that can be exercised once per twelve‑month period and provides all shareholders party to the agreement with piggyback registration rights, which, in either case, if exercised, would impose on us an obligation to register for public resale with the SEC our ordinary shares that are held by such shareholders. The demand registration rights can be exercised at any time, and include requests to register ordinary shares on a shelf registration statement once we become eligible to file a registration statement on Form F‑3 or any successor or similar form and requests to effect takedowns from such shelf registration. The piggyback registration rights may be exercised when we propose to register any of our ordinary shares under the Securities Act by a preliminary prospectus, prospectus supplement or shelf registration statement (other than the registration statement we filed for our initial public offering, a registration on Form S‑8 or F‑4, or any successor or similar form relating to the ordinary shares issuable upon exercise of employee stock options or in connection with any employee benefit or similar plan or in connection with a direct or indirect acquisition by us of another entity). In each registration pursuant to the registration rights agreement, we are required to pay the registration expenses of the selling shareholders, other than underwriting discounts and commissions and applicable transfer taxes. In addition, we have agreed to indemnify the selling shareholders in any registration pursuant to the registration rights agreement against losses suffered by them in connection with any untrue or alleged untrue

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

statement of a material fact contained in any registration statement, preliminary prospectus, final prospectus or summary prospectus or any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statement therein not misleading, except insofar as the same may be caused by or contained in any information furnished in writing to us by such selling shareholder for use therein.

Logistics and Fulfillment Agreements

Cdiscount Easydis Agreement

On January 24, 2013, Cdiscount entered into a logistics service agreement with Easydis S.A.S. (“Easydis”), which is an affiliate of Casino. Under the terms of the agreement, Easydis manages and operates the fulfillment center located in Andrézieux, France. Easydis handles receipt of inventory at the center, inspection of products from Cdiscount’s suppliers, storage of products, preparation of customer orders, management and conservation of inventory and shipping. The parties subsequently amended the agreement on May 16, 2014 to extend the scope of the services and on March 27, 2015 to provide for reviews of the pricing terms based on prevailing market rates.

The term of the agreement is six years, from June 1, 2014, until June 1, 2020. It is automatically renewable for successive six‑year periods.

Cdiscount Pick‑Up Point Agreements

Cdiscount has entered into a number of agreements, which have been amended from time to time, with members of the Casino Group relating to pick‑up point and related services provided to us by such related parties.

The agreements terminate on June 1, 2024, and will be automatically renewed for successive 10‑year periods unless terminated by either party with written notice sent two years prior to the expiration of the relevant period.

Cdiscount CCV Agreement

On July 16, 2013, Cdiscount entered into a logistics service agreement with CCV S.N.C. (“CCV”), a member of the Casino Group, as amended by two agreements dated May 16, 2014. Under the terms of the agreement, CCV provides logistics services to Cdiscount, including delivery in metropolitan France (excluding Corsica and related islands) to our customers of products purchased on our sites. CCV also provides CCV stores as Click‑and‑Collect locations for customers purchasing heavy or large products on our sites.

The agreement terminates on January 1, 2023, and is automatically renewable for successive 10‑year periods unless terminated by either party with written notice sent two years prior to the expiration of the initial period.

The parties are not entitled to transfer the agreement without the prior consent of the other party. Each party may also be entitled to terminate the agreement in case of change in the allocation of the share capital of the other party, or a transfer or merger of the other party.

Cnova Brazil Accommodation Agreements (Pick-Up Point Agreements)

Cnova Brazil has entered into a number of accommodation agreements for indeterminate term with CBD and Via Varejo pursuant to which CBD and Via Varejo allow Cnova Brazil’s customers to pick up their products directly at certain brick‑and‑mortar retail stores owned by CBD and Via Varejo. Other than payments related to their share of utilities in the agreements with Via Varejo, such as light and water, Cnova Brazil does not pay any fee for these arrangements. As of the date of this annual report, Cnova Brazil, CBD and Via Varejo are negotiating on an arm’s length basis a pick‑up point framework agreement to regulate the terms and conditions of this transaction.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Operational and Synergy Agreements

Cnova Brazil Operational Agreement

Pursuant to the Framework and IPO Agreement described above, on July 24, 2014, we entered into an amended Nova Pontocom Operational Agreement (the “Amended Operational Agreement”) with Nova OpCo, CBD, Via Varejo and Nova HoldCo. Following the spin-off of Nova Pontocom in December 2015, Nova HoldCo is no longer party to the Amended Operational Agreement. Under the agreement, Via Varejo must procure for Nova OpCo common products from its suppliers at the same price and on the same commercial terms and conditions as it procures such products for its own business. Additionally, the Amended Operational Agreement requires that CBD and Via Varejo conduct any eCommerce related activities in Brazil exclusively through Nova OpCo, and prohibits CBD and Via Varejo from purchasing any equity interest in any legal entity that operates eCommerce activities in Brazil. We are required to align our prices with Via Varejo S.A. with respect to certain products sold under Via Varejo and CBD’s brands (i.e., Casas Bahia, Extra and Ponto Frio). The Amended Operational Agreement also provides the Company and Nova OpCo with the right to use and exploit private labels or brands owned by Via Varejo and CBD (under the terms of the Trademark License Agreements entered into between Nova OpCo and Via Varejo and between Nova OpCo and CBD), provided that such use or exploitation complies with the strategy and positioning of such private label or brand by the party that develops and owns it. These license agreements cannot be transferred by Cnova Brazil to any third-party without the owner’s agreement.

The Amended Operational Agreement provides for a contractual advisory marketing and strategy committee of Nova OpCo (without corporate law status) that is responsible for supervising compliance with the Amended Operational Agreement, and that is comprised of members appointed by the Company, CBD and Via Varejo, each of which will report to the party that appointed such member.

The Amended Operational Agreement also provides for a payment of a fee by Nova OpCo to Via Varejo in an amount equal to 1.3% of the amount paid by Nova OpCo for purchases of any items from common suppliers. The payment of the fee is due during the period beginning on October 17, 2013 (the date of the original operating agreement) and ending five years after execution of the Amended Operational Agreement with a possible revision of the commercial parameters at the end of the third year. The agreement requires us to maintain appropriate levels of service for our eCommerce platforms.

Synergy Project with Via Varejo

Pursuant to the Amended Operational Agreement, the parties were to analyze the sharing of areas of their respective distribution centers, the segmentation of operations, optimization of processes and proper sharing of costs and expenses.  As part of this planning, Cnova Brazil entered into the arrangements described below in “—Cnova Brazil Real Estate Leases and Other Cost Sharing Arrangements.”

Cnova Brazil Real Estate Leases and Other Cost Sharing Arrangements

On May 13, 2011, Nova Pontocom, as sublessee, Casa Bahia Contact Center Ltda., as sublessor, and Casa Bahia Comercial Ltda., as intervening party, entered into a sublease agreement, as amended on October 1, 2011, for the sublease of certain real property in São Paulo, Brazil. Additionally, on November 27, 2014, Cnova Brazil and Via Varejo entered into a loan for use agreement by which Via Varejo subleased to Cnova Brazil real property located in Camaçari, Brazil.

In line with the Amended Operational Agreement and the synergy project developed thereunder, both of these lease agreements were terminated and replaced by free lease agreements between Cnova Brazil and Via Varejo pursuant to which Cnova Brazil may occupy and use Via Varejo distribution centers located in various Brazilian states.  For each distribution center, Cnova Brazil and Via Varejo also entered into an agreement for the apportionment of expenses and an agreement for the repayment of losses.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Each of the free lease agreements has a 12-month term and is automatically renewable for an equal period unless terminated by mutual agreement of the parties. The agreements for the apportionment of expenses are valid for 12 months from the date of execution, and are automatically and successively renewable for equal periods, unless earlier terminated by one of the parties with 90 days’ prior written notice. The compensation payable to Via Varejo will be determined based on the expenses incurred by Cnova Brazil.  Pursuant to the agreement for repayment of losses, Cnova Brazil or Via Varejo, as the case may be, is required to reimburse the other party and its affiliates from any losses arising from losses related to the agreement for apportionment of expenses.  In the event either party disagrees with the amount to be reimbursed, the reimbursing party shall pay the amount they agree with and provide a formal notice with the reasons why they disagree with the remaining amount to be paid.  Any amounts owed under the agreement for repayment of losses shall survive the termination or expiration of the agreement for the apportionment of expenses, until the obligation to indemnify the other party is performed.

As part of the Amended Operational Agreement described above, by no later than September 30, 2016, Cnova Brazil will terminate the previously-disclosed commercial lease agreement entered into on February 18, 2014, by Nova Pontocom (and later transferred to Nova OpCo following the 2014 Reorganization), as lessee, and Rec Log 411 S.A., as lessor, for the lease of a fulfillment center located in Rio de Janeiro, Brazil, and guaranteed by CBD.

Management Support and Strategic Advisory Agreement

On June 4, 2014, we entered into a management support and strategic advisory agreement with certain companies of the Casino Group pursuant to which the relevant Casino Group companies agree to provide certain management support services, including general management, planning, financial and treasury planning and control, human resources, institutional promotion, legal and tax and public relations, as well as strategic advisory services. In consideration for these support and advisory services, we agreed to pay fees on a pro‑rata basis from the date of the 2014 Reorganization through the end of the year. The fees are assessed on a cost plus basis, to be invoiced biannually. The estimated fees under the agreement are to be revised annually. To the extent that the relevant Casino Group companies incur costs or expenses either below or in excess of the estimated fee paid during the year, the relevant Casino Group companies will issue to us an additional invoice or a credit note. The management support and strategic advisory agreement is entered into for an indefinite term and may be terminated upon mutual consent, or by any party with 90 days’ prior written notice. Additionally, in the event of a material breach, the non‑breaching party may terminate the agreement with 15‑day prior written notice to the breaching party (unless the breach is cured during this period). The agreement may also immediately terminate in the case of liquidation or bankruptcy of any of the parties.

Cdiscount EMC Commercial Partnership Agreement

On May 14, 2014, EMC Distribution S.A.S. (“EMC”), the central purchasing entity for the Casino Group, and Cdiscount entered into a commercial partnership agreement, which was subsequently amended on March 27, 2015. Under this agreement, both parties undertake to implement buying synergies to increase the volume of everyday consumer goods ordered from certain suppliers. Each party also agrees to act on behalf of the other to negotiate the terms and conditions of certain frameworks agreements with suppliers. This agreement is effective until June 1, 2024, and is automatically renewable for another five‑year period unless terminated with an 18‑month prior notice.

DCF Commercial Partnership Agreements

On May 19, 2014, Cdiscount and Distribution Casino France (“DCF”) entered into two supply agreements, whereby DCF sells to Cdiscount Casino Group private label products and products from other suppliers and Cdiscount sells to DCF Cdiscount private label products and products from other suppliers. Pursuant to verbal binding arrangements memorialized in draft agreements, the supply agreements were subsequently amended in 2015 to modify financial conditions. The agreements were subsequently amended on June 28, 2016 to detail and clarify financial conditions. Neither party has a purchase volume obligation under the agreements. Each party shall pay for the products “at cost” plus a decreasing margin (1.5% to 0%) depending on the portion represented by the purchasing entity purchase volume into the global non‑food purchase volume made by the purchasing entity and the supplying entity. The

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

agreements terminate on June 1, 2024, and are automatically renewable for successive 10‑year periods unless terminated by either party with written notice sent two years prior to the expiration of the initial period.

DCF Purchasing Synergies

On June 30, 2015, Cdiscount and DCF entered into a Purchase Synergy Agreement, whereby DCF, due to lower volumes compared to Cdiscount volumes, remunerates Cdiscount for the purchase conditions obtained through such grouped purchases for non-food products. DCF pays commission to Cdiscount at a rate based on the respective volumes purchased by DCF and Cdiscount compared to the total volume with common suppliers. In particular, (i) when DCF share in total volume is less than 20%, then the rate is at 1.5% of the total volume; (ii) when DCF share in total volume is between 20% and 35%, the rate is at 0.7%. If DCF share in total volume is higher than 35%, no remuneration is due. The agreement terminates on January 1, 2025, and is automatically renewable for successive five‑year periods unless terminated by either party with written notice sent two years prior to the expiration of the initial period.

Exito’s Operational Service Agreement—Cdiscount Colombia

On March 27, 2015, Éxito and Cdiscount Colombia entered into an Operational Services Agreement, which includes the rendering of purchase, logistics, shipping (including pick-up point services), back‑office IT license and maintenance agreement, and back offices services such as accounting, audit, legal and human resources, real estate management and marketing. The prices for each service rendered were determined depending on the type of service, on an arm’s-length basis, as legally required under Colombian law. The agreement, which took effect on January 1, 2015, is valid for one year and is automatically renewable for successive 1‑year periods unless terminated by either party with a 3-month written prior notice.

Cross Canal Agreement with Distribution Leader Price

Pursuant to certain verbal arrangements between Cdiscount and Distribution Leader Price, which will be duly memorialized shortly after the filing of this annual report, Cdiscount agrees to sell products to Leader Price and to render related services to Leader Price. These products are sold by Leader Price in Leader Price’s stores. The fees to be paid for the services rendered are based on market prices.

Tab Agreements with LPE and DCF and Alimentaire Express Agreement with Franprix

On June 30, 2015, Cdiscount entered into two agreements, one with DCF and one with Leader Price Exploitation, pursuant to which Cdiscount designed, created and maintained a tab on its website dedicated to the DCF eCommerce site “Casinodrive” and the Leader Price eCommerce site “Leaderdrive,” respectively. In 2015, Cdiscount earned a total €2.6 million upfront payment that was accounted in Cdiscount’s first-half 2015 net sales and 10% of the sales generated on the drive sites accessed through the Cdiscount tabs. Both agreements were terminated in December 2015 due to Cdiscount’s decision to concentrate its food offer in a single channel, by entering into the Alimentaire Express Agreement with Franprix Holding S.A.S. (“Franprix Holding”).

Under the Alimentaire Express Agreement, a verbal arrangement entered into by Cdiscount and Franprix Holding and expected to be duly memorialized shortly after the filing of this annual report, Cdiscount maintains features on its website to allow customers to order food products and Franprix Holding sells and delivers the products to the customers’ homes on an express basis via its network of stores. The delivery time is an hour and a half or such longer time period agreed with the purchaser.The initial territory covered by the express food delivery service is Paris and Neuilly sur Seine. Cdiscount and Franprix Holding may agree to extend the initial territory. Under the agreement, Franprix Holding guarantees that its stores registered pursuant to the agreement comply with the required quality standards of products sold to consumers and the timely delivery service.

The agreement is effective as of December 1, 2015 and is valid for an indefinite period. Financial conditions are based on Cdiscount’s marketplace commissions system. The parties agreed on a six-month free commission period

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

followed by decreasing commissions depending on the number of products offered.

Financing Agreements

Cdiscount Banque Casino Cooperation Agreements

On December 30, 2011, Cdiscount and Banque Casino, a French credit institution of which Casino and Crédit Mutuel S.A. each own 50.0% of the share capital, entered into a cooperation agreement. The agreement provides for the development, distribution and promotion in French metropolitan areas, exclusively for Cdiscount’s customers, via Cdiscount’s sites or other channels of marketing and distribution used by Cdiscount, certain financial products and services offered by Banque Casino. This agreement is effective until December 30, 2016 and is automatically renewable for a 5‑year period unless terminated by either party with written notice sent 18 months prior to the expiration of each period.

Cdiscount and Banque Casino amended the agreement on December 20, 2012, and June 28, 2013, to entrust Banque Casino with the distribution and the management of financial services relating to the payment‑in‑installments option offered on Cdiscount’s sites, whereby customers are subject to the general terms and conditions of Banque Casino.

On December 15, 2015 and December 16, 2015, the parties amended the agreement to reallocate the financial services provided by Banque Casino to Cdiscount (in-house). After this, the agreement changed substantially since the payment-in-installments plan is now managed by Cdiscount. Under the new conditions, Cdiscount offers the credit to customers who opt for the payment-in-installments plan and sells the respective receivables to Banque Casino. Banque Casino, in turn, pays the full purchase price, assumes substantially all of the credit risk for the installments payments beyond agreed-upon risk levels for Cdiscount and earns a fee for it.

Cartes et Crédits Joint Venture Agreement

On June 13, 2012, Cdiscount, Banque Casino and C2C‑Cartes et Crédits à la Consommation SA a subsidiary of Crédit Mutuel S.A. (“Cartes et Crédits”) created an unincorporated joint venture in order to gather the resources required for their partnership and to share the profits and losses of the common activity regarding Cdiscount customers.

On the basis of their contribution, the allocation of the interests in the joint venture is 55% for Banque Casino, 40% for Cdiscount and 5% for Cartes et Crédits. The profits and the losses of the joint venture are shared by the stakeholders, it being specified that specific rights in such sharing are allocated among the stakeholders.

The manager of the joint venture is Banque Casino. The duration of the joint venture is 99 years from January 1, 2012. The joint venture shall be dissolved in case of the termination of the cooperation agreement dated December 30, 2011, described above, or at the request of a stakeholder, with six months’ prior notice, if the participation of Cartes et Crédits and/or its affiliates in the share capital of Banque Casino falls below 34%.

In June 2015, Cdiscount notified Banque Casino of its decision to cease the contract at its term in December 2016, opening therefore a period for renegotiation of the terms of a new contract.

Cash Pooling Agreements

On July 1, 2014, Cnova entered into a Current Account Agreement with Casino Finance International (previously named Polca Holding S.A.), a member of the Casino Group and the centralizing entity of a cash pool implemented among certain members of the Casino Group. Certain of Cnova’s European subsidiaries, including Cdiscount, Cdiscount Group and Cdiscount International, also acceded to the Current Account Agreement, respectively on August 1, 2014, October 17, 2014 and August 1, 2014. The purpose of the current account agreement is to improve the management of the parties’ working capital through: (i) obtaining cash advances from Casino Finance International

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

to Cnova and its European subsidiaries and (ii) making Cnova and its European subsidiaries’ cash surplus available to Casino Finance International. The parties have acknowledged that the cash flows under the agreement is driven by a common economic, social or financial interest in accordance with the global policy developed for the whole Casino Group and will take into account the interest of each party. The current accounts are designed to record the cash flows between the parties on a daily basis, with all recorded claims netted off on a continuous basis, resulting in a single account balance. In connection with the increase of our net sales from the year ended December 31, 2013 to the year ended December 31, 2014, and working capital needs associated with our growth, the current account agreement between Cnova and Casino Finance International was amended on March 11, 2015 to increase the maximum size of the cash pool from €70 million to €250 million. There is no cap on the size of any given drawing from the cash pool. Taking into account Cnova and its European subsidiaries that have acceded to the current account agreement, the maximum size of the cash pool increased from €260 million to €440 million.

Interest accrues on a daily basis (but does not compound). Interest is calculated on a monthly basis at a rate equal to the monthly average of the EONIA per annum plus a margin of 0.50% if the cash balance is in favor of Casino Finance International and a margin of 0.25% if the cash balance is in favor of Cnova and its European subsidiaries. Accrued interest is due and payable on the last date of each calendar month.

The term of the agreement is indefinite. Each party is entitled to terminate the agreement at any time subject to ten days’ prior written notice. Each agreement immediately terminates if Casino no longer controls, directly or indirectly, Casino Finance International or Cnova or its European subsidiaries, as the case may be, or in case of bankruptcy of a party.

Casino Finance International, and the Casino Group entities participating in the cash pool including Cnova and certain of its European subsidiaries, are parties to a service agreement dated November 25, 2013, as amended from time to time, with Société Générale S.A. in order to implement the cash pool and ensure automatic cross‑border cash centralization between each participating company and Casino Finance International as the pool leader. The agreement has been entered into for an indefinite period of time. Société Générale S.A. or Casino Finance International may terminate the agreement at any time subject to a 30‑day notice period.

Apple Corporate Guaranty

On April 29, 2014, CBD and Apple Computer Brasil Ltda. (“Apple Brasil”) entered into a corporate guaranty agreement by which CBD absolutely and unconditionally guaranteed Nova Pontocom’s and Via Varejo’s obligations under certain agreements entered into with Apple Brasil (the “Reseller Agreements”) governing the purchase and sale of goods and credit services provided by Apple Brasil to Nova Pontocom and Via Varejo, as well as any similar future agreements to be entered into between Apple Brasil and Nova Pontocom and/or Via Varejo. The guaranteed amount, in the case of the obligations of Nova Pontocom, was R$80 million. Following the 2014 Reorganization, this agreement was transferred from Nova Pontocom to Cnova Brazil. This corporate guaranty agreement will remain in force until (i) the fulfillment of the secured obligations of Cnova Brazil under the Reseller Agreements or (ii) CBD fulfils all of its obligations under the agreement. CBD may terminate the agreement at any time subject to a 60‑day notice period, provided that CBD pays all the debts arisen from invoice issued under the Reseller Agreements within a 60‑day notice period.

Licensing Agreements

License Agreements

Pursuant to the Framework and IPO Agreement, on July 24, 2014, we entered into several license agreements. Under these license agreements, the trademarks, “Extra,” “Casas Bahia,” and “Ponto Frio” are licensed by CBD and Via Varejo to Nova OpCo. Nova OpCo was granted a right of use of the domain names “extra.com.br,” “casasbahia.com.br” and “pontofrio.com.br” in separate authorization letters subject to the same terms and conditions as the license agreements. These license agreements have an initial term of 20 years and are automatically renewable for a period of ten years thereafter. In the event we breach this obligation, we are required to comply with the remedies provided in the

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

agreement. Either party to the applicable license agreement has the right to terminate immediately upon written notice to the other party in the event that the other party becomes insolvent, files for bankruptcy or is the subject of an involuntary bankruptcy proceeding. In the event that either party terminates the agreement, then without prejudice to the non‑breaching party’s right to seek specific performance and damages, the breaching party is required to pay a fine to the non‑breaching party in the amount of R$50.0 million per trademark under each agreement. We are required to pay a one‑time licensing fee of R$100,000 each to CBD and Via Varejo.

Cdiscount Finlandek Trademark License Agreement

Pursuant to a licensing agreement dated May 16, 2014, Casino has granted a non‑exclusive license to Cdiscount for the use of the Finlandek trademark in order to manufacture, distribute, trade, promote and sell certain products in France. Under the terms of the agreement, the license was granted for free until March 1, 2016. For periods thereafter, the parties have agreed to negotiate in good faith the amount of royalties to be paid by Cdiscount to Casino.

The agreement terminates on February 29, 2024, and is automatically renewable for successive ten‑year periods unless terminated by either party with written notice sent two years prior to expiration of the initial period.

The agreement will automatically terminate if Cdiscount is no longer part of the Casino Group. In case of termination, other than resulting from the fault of Cdiscount, Cdiscount will be entitled to distribute its remaining Finlandek inventory for 12 months.

Other Corporate Agreements

Cdiscount Go Sport Agreement

On November 19, 2012, Cdiscount entered into a development and management agreement for an online sales platform and fulfillment services related to this platform with Go Sport France S.A. (“Go Sport”), a French listed company that manufactures and distributes sports products and is controlled by Rallye, the controlling shareholder of Casino. Under the agreement, Cdiscount provided the following services to Go Sport: (i) development, maintenance and continuing operation of the eCommerce platform designed and developed by Cdiscount for the needs of Go Sport, (ii) logistics services, including reception and storage of products supplied by Go Sport or its vendors, shipment and delivery of the products, and processing of customer orders, (iii) customer support services, such as management of client requests and returns and (iv) reporting on the services rendered under the agreement. This agreement was terminated on May 12, 2015, with effect from November 19, 2015. The parties are currently negotiating the terms and conditions of a new agreement for the implementation of a new platform, which will be memorialized after the filing of this annual report.

Cdiscount’s compensation under the agreement was based on the annual turnover of the platform and varies based on Go Sport’s annual revenues from the platform, with a minimum annual amount. In addition to the variable compensation paid by Go Sport to Cdiscount, the agreement provided for payments to be made to Cdiscount on account of maintenance services, specific third‑party services and logistics and transport services.

Cdiscount Casino International Agency Agreement

Cdiscount and Casino International S.A.S. (“Casino International”), entered into an agency agreement that became effective on January 10, 2008. Under the terms of the agreement, Casino International, on an exclusive basis, (i) negotiates and sells on behalf of Cdiscount, but through International Retail and Trade Services (“IRTS”), a Swiss subsidiary of Casino acting itself as agent of Casino International, to international suppliers and small and medium sized companies, services offered by Cdiscount such as marketing studies and the sale of data; (ii) advises Cdiscount notably on international synergies and (iii) collects the sums paid by international suppliers and small and medium‑sized companies for services sold by Casino International on behalf of Cdiscount.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Under the terms of the agreement, Cdiscount reimburses Casino International each fiscal year for a portion of the expenses set forth in the financial statements of Casino International for the previous fiscal year.

Casino International undertakes to pay Cdiscount all the sums it collects on behalf of Cdiscount from international suppliers and small and medium sized companies for the services rendered by Cdiscount (after having retained its own remuneration). Subject to Casino International’s and IRTS’ prior consent, Cdiscount may directly invoice the international suppliers or small and medium sized companies and collect the applicable payments.

The agreement is automatically renewable each year for successive one‑ year periods unless terminated by either party with three months’ notice. Each party may terminate the agreement (i) in case of insolvency of a party or dissolution of IRTS, (ii) with 30 days’ notice in case of uncured breach and (iii) with three‑months’ notice in the following cases: change in the shareholding structure of Cdiscount leading to a decrease of the direct or indirect participation of Casino in Cdiscount, or the sale of the share capital or the business of Cdiscount to a third party outside of the Casino Group.

Pursuant to a verbal arrangement entered into on March 27, 2015, effective as of January 1, 2015, this agreement has been extended to benefit certain additional Cnova subsidiaries, certain of which were disposed of since that date. For more information, see “ITEM 4.C: Organizational Structure—The Restructuring” of our accompanying annual report.

EMC Distribution Supply Agreement

On May 19, 2014, Cdiscount and EMC entered into a supply agreement, whereby EMC sells to Cdiscount imported Casino Group private label products and imported products from other suppliers. Cdiscount has no purchase volume obligation under the agreement.

Neither party is entitled to assign its rights and advantages under the agreement without the prior written consent of the other party. The agreement terminates on June 1, 2024, and is automatically renewable for successive 10‑year periods unless terminated by either party with written notice sent 18 months prior to expiration of the initial period.

Cdiscount—Saint Mard 1 Warehouse

Pursuant to certain verbal arrangements, Distribution Franprix S.A. entered into a sublease agreement with Cdiscount for the sublease of approximately 50,000 square meters of a warehouse in Saint Mard, France. This sublease commenced on December 15, 2014 and provided for a fixed monthly rent per square meter to be readjusted annually.

Cdiscount brand image use agreements

Cdiscount and DCF entered into an agreement on December 19, 2014 whereby Cdiscount grants DCF with the right to use its “low price” brand image within its network in order to support DCF in its aim to grow market share.  The fees to be paid by DCF for use of Cdiscount’s brand image shall be defined on an annual basis depending on services rendered and market practice. The agreement is effective from January 1, 2014. Each party may terminate the agreement at any time with six months prior notice and each party may terminate with 30 days prior notice in the case a party does not remedy a breach notified by the other party. The parties are currently negotiating an amendment to the agreement in order to determine the amounts to be paid by DCF for the year 2015 and to fix the pricing terms applicable for the following years, including 2016.

On March 27, 2015 Cdiscount and Franprix Leader Price Holding on behalf of certain of its subsidiaries (“FP LP Holding”), entered into an agreement under which Cdiscount granted FP LP Holding the right to use its “low price and non‑food retailer” brand image within its network in order to support Leader Price’s aim to launch sales of non-food products and grow market share. The fees to be paid by FP LP Holding under this arrangement will be set

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

annually based on prevailing market rates. The agreement is effective from January 1, 2015 and has been entered into for an indefinite period of time. The parties are currently negotiating an amendment to the agreement to determine the amounts to be paid for the year 2015 and to fix the pricing terms applicable for the following years, including 2016.

Agreements with Directors and Officers

We have entered into indemnification and insurance agreements with our directors and certain of our executive officers. For further discussion, see “ITEM 6.C: Board Practices—Indemnification and Insurance of Office Holders” of our accompanying annual report. We and our subsidiaries have also granted various forms of equity‑based compensation to certain executives and directors of our company and/or our subsidiaries. For further discussion, see “ITEM 6.B: Compensation—Equity Incentive Plans” of our accompanying annual report.

Key management personnel compensation

€ thousands	2013 Restated	2014 Restated	2015
Salaries and other benefits excluding payroll taxes(i)	12,560	7,633	8,753
Payroll taxes on salaries and other benefits	4,452	1,493	1,164
Termination benefits	—	—	71
Share-based payments	246	3,735	4
Total	17,258	12,861	9,992

(i)Gross salaries, bonuses, discretionary and statutory profit‑sharing, benefits in kind and director’s fees.

The amounts disclosed in the table are the amounts recognized as an expense during the reporting period related to key management personnel. It relates to seven managers in 2015 and six managers in 2014 whereas amounts were related to managers of the combined entities (Cdiscount and Cnova Brazil) in 2013.

The following transactions were carried out with related parties (consisting of Casino and its subsidiaries):

	2013 Restated		2014 Restated		2015
€ thousands	Transactions	Balance	Transactions	Balance	Transactions	Balance
Loans due from Parent Companies	(1,326)	67,484	3,662	71,146	46,645	117,791
Receivables	(841)	2,943	60,977	63,920	(30,578)	33,342
Loan due to Parent Companies	63,572	99,504	5,701	105,205	(104,095)	1,110
Payables	(11,136)	53,774	42,872	96,646	(20,534)	76,112
Expense	92,241	—	130,141	—	153,939	—
Income	7,135	—	45,614	—	70,854	—

Note 32 Subsequent events

•	Sale of CD Thailand and CD Vietnam

On March 1, 2016, Cnova completed the disposition of Cdiscount.vn (Vietnam) to Big C Vietnam. The sale agreement contains an earn-out structure on the potential proceeds from the ultimate sale of Big C Vietnam, as described in Note 5. However the terms of the subsequent sale of Big C Vietnam show that no earn-out will be received, accordingly the net assets of CD Vietnam have been impaired.

On March 21, 2016, Big C Thailand disposed of its total economic interest in CD Thailand to the Thai conglomerate TCC Group for a total cash equivalent consideration of €28 million (including repayment of shareholder loans). This disposal resulted in a net profit for Cnova of € 24.4 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

•	Disposal of specialty websites in France and Cdiscount Colombia, Cdiscount Cameroon and Cdiscount Senegal

In June 2016, Cdiscount started to close its MonCornerDeco site and perfume specialty website in France as well as its subsidiaries in Colombia, Cameroon and Senegal.

•	Cnova Brazil Financings

As a consequence of its operational downturn and in order to meet its ongoing cash needs, Cnova Brazil has reinforced its financial resources in the beginning of 2016:

On January 28, 2016, Cnova Brazil entered into a short-term loan agreement with Banco Bradesco Europa S.A. in an aggregate amount of $50.0 million (BRL 202.5 million). The term of the loan is 270 days from the date of disbursement and bears interest at 3.0084% per annum. This loan agreement benefits from a standby letter of credit from Banco Bradesco S.A.

On February 19, 2016, Cnova Brazil entered into a bank credit certificate (cédula de crédito bancário or “CCB”) with Banco Santander (Brasil) S.A. in an aggregate amount of $47.0 million (BRL 190.4 million). The term of the CCB is one year and bears interest at 3.5514% per annum.

On April 28, 2016, Cnova Brazil entered into an import financing agreement with Banco Santander (Brasil) S.A. pursuant to which the bank agrees to issue letters of credit up to an aggregate amount of $10.0 million.  The cost of each letter of credit will be defined at the time of its issuance.

On July 20, 2016, Cnova Brazil is finalizing a new loan agreement in an aggregate amount of $75 million (BRL 250 million), with a one year term. The loan is expected to be signed with Banco Bradesco, Safra or Banco Santander and to bear interest representing between 115% to 120% of CDI.

The financings above each benefit from a corporate guarantee of CBD.

In addition, Cnova Brazil is currently discussing the potential arrangement of new credit lines with various financial institutions.

•	2016 proposed potential transaction with Via Varejo

On May 12, 2016, the Company announced that it entered into a non-binding Memorandum of Understanding (“MoU”) with Via Varejo regarding a possible reorganization of Cnova Brazil, within Via Varejo. This possible reorganization is subject to numerous and important conditions. As a result of the intended reorganization as outlined in the MoU, Cnova would receive approximately 97 million of its own shares currently held by Via Varejo (21.9% of its share capital) as well as a cash consideration ranging from USD 32 million to USD 49 million.  In addition, Via Varejo would reimburse a debt currently owed by Cnova Brazil to Cnova equivalent to approximately USD 127 million (the “proposed potential transaction”).

Should the proposed potential transaction be completed, Cnova would focus entirely on Cdiscount, while Via Varejo would become the sole shareholder of Cnova Brazil and would no longer be a shareholder of Cnova.

Separately, Casino announced on May 12, 2016, that it would make an offer to purchase the outstanding ordinary shares of Cnova from its public shareholders at a price of $5.50 per share. The intention to make such offer

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

is currently subject to:

•	Cnova and Via Varejo reaching a binding agreement on the proposed potential reorganization and completing the proposed potential transaction,
•	the fulfilment, by the time the binding agreements are entered into, of certain conditions precedent (and notably the absence of material adverse event with respect to Cnova), and
•	the commitment, by the time the binding agreements are entered into, of CBD not to participate in the offer or otherwise sell its Cnova shares prior to or during the offer.

Any approval by Cnova´s Board of Directors to pursue the proposed potential transaction with Via Varejo and to enter into the final agreements will in any event be subject to Casino´s prior confirmation that the tender offer will be filed on an irrevocable basis not subject to any condition precedent other than the completion of the proposed potential transaction.

Any such possible offer would be initiated only after the completion of the proposed potential transaction. In particular, no definitive agreement has yet been reached with respect to the proposed potential transaction or the offer, and there can be no assurance that the offer by Casino will be initiated based upon the terms described in this press release, or at all.

The Board of Cnova has established a Transaction Committee consisting of two independent directors and Cnova’s CEO to supervise the process and to determine the terms and direction of the proposed potential transaction. Cnova directors affiliated with Casino have recused themselves from participating in the Board’s decision-making with respect to the proposed potential transaction.

The parties expect to reach a definitive agreement with respect to the proposed potential transaction during the third quarter 2016. The proposed merger would be expected to be completed by the end of the third quarter 2016, and the subsequent tender offer by Casino would be expected to be launched during the third or fourth quarter 2016.

Cnova cautions that there can be no assurance that it will definitively determine to pursue any such transaction, or as to the timing, price or terms that might be agreed. Cnova does not expect to provide further information regarding the status of discussions regarding the potential transaction unless and until a definitive agreement is reached.

Financial considerations and accounting impact

On an accounting perspective, Cnova will classify Cnova Brazil assets and liabilities as “held for sale” and reclassify the income statement related to Cnova Brazil as “discontinued operations”.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2015, the related financial data on Cnova Brazil are the following:

€ thousands	December 31, 2015
Cash and cash equivalent	254,387
Trade receivables, net	37,215
Inventories, net	165,629
Other current asset, net	87,780
TOTAL CURRENT ASSETS	545,011
Other non-current assets, net	20,702
Deferred tax assets	790
Investment in associates	—
Property and equipment, net	21,676
Intangible assets, net	45,362
Goodwill	334,841
TOTAL NON CURRENT ASSETS	423,371

TOTAL ASSETS	968,382

€ thousands	December 31, 2015
Current provisions	2,770
Trade payables	591,800
Current financial debt	2,680
Current tax liabilities	8,910
Other current liabilities	84,769
TOTAL CURRENT LIABILITIES	690,929
Non-current financial debt	119,373
Other non-current liabilities	7,543
TOTAL NON CURRENT LIABILITIES	126,916
Reserve, retained earnings and additionnal paid-in capital	150,537
Equity attributable to equity holders of the Parent	150,537
TOTAL EQUITY	150,537

TOTAL EQUITY AND LIABILITIES	968,382

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

€ thousands	December 31, 2015
Net Sales	1,683,719
Cost of sales	(1,499,002)
Operating expenses:
Fulfillment	(134,965)
Marketing	(50,331)
Technology and content	(46,343)
General and administrative	(25,807)
Operating profit/(loss) before Restructuring, Litigation, Initial public offering expenses, Gain/(loss) from disposal of non-current assets and impairment of assets	(72,729)
Restructuring	(3,118)
Litigation	—
Initial public offering expenses	(103)
Gain/(loss) from disposal of non-current assets	(6,047)
Impairment of assets	(540)
Operating profit/(loss)	(82,537)
Financial income	15,626
Financial expense	(83,230)
Profit/(loss) before tax	(150,141)
Income tax gain/(expense)	(3,842)
Net profit/(loss) for the year	(153,983)
Attributable to Cnova equity owners	(153,983)
Attributable to non-controlling interests	—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

€ thousands	December 31, 2015
Net loss attributable to equity holders of Cnova	(153,983)
Depreciation and amortization expense	15,408
(Income) expenses on share-based payment plans	357
(Gains) losses on disposal of non-current assets and impairment of assets	6,587
Other non-cash items	—
Financial expense, net	67,604
Current and deferred tax (gains) expenses	3,842
Income tax paid	(791)
Change in operating working capital	87,583
Inventories of products	(34,492)
Trade payables	142,032
Operating payables	—
Operating receivables	(23,412)
Other	3,455
Net cash from/(used in) operating activities	26,607
Purchase of property, equipment & intangible assets	(21,453)
Proceeds from disposal of prop., equip., intangible assets and non-current financial assets	192
Net cash from/(used in) investing activities	(21,261)
Additions to financial debt	122,909
Repayments of financial debt	(227)
Interest paid, net	(63,255)
Net cash from/(used in) financing activities	59,427
Effect of changes in foreign currency translation adjustments	(77,906)
Change in cash and cash equivalents from continuing activities	(13,133)
Cash and cash equivalents, net, at beginning of period	267,520
Cash and cash equivalents, net, at end of period	254,387

Note 33 Main consolidated companies

The holding company

The next senior company is CBD, owning indirectly 49.96% of Cnova shares and 51.67% of Cnova voting rights and the ultimate holding company is Casino, owning directly and indirectly 93.39% of Cnova shares and 96.43% of Cnova voting rights.

Subsidiaries

The main companies are listed below.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

	2013			2014			2015
	%	%	Consolidation	%	%	Consolidation	%	%	Consolidation
Company	control	interest	method	control	interest	method	control	interest	method
C'Nova		Parent			Parent			Parent
C'Nova Comercio Electronico	96.00	96.00	FI	100.00	100.00	FI	100.00	100.00	FI
Cdiscount Group	100.00	100.00	FI	99.81	99.81	FI	99.81	99.81	FI
Financière MSR	—	—	—	100.00	99.81	FI	100.00	99.81	FI
E-Trend (i)	71.28	60.61	FI	100.00	99.81	FI	0.00	0.00	(i)
Cdiscount	99.37	99.37	FI	99.59	99.40	FI	99.63	99.44	FI
Cdiscount Afrique	—	—	—	100.00	99.81	FI	100.00	99.81	FI
CD Africa	—	—	—	85.00	84.84	FI	85.00	84.84	FI
Cdiscount International BV	—	—	—	100.00	99.81	FI	100.00	99.81	FI
C-Distribution Asia	—	—	—	60.00	59.89	FI	60.00	59.89	FI
Cdiscount LATAM	—	—	—	70.00	69.87	FI	70.00	69.87	FI
Cdiscount Colombia	—	—	—	51.00	50.94	FI	51.00	50.94	FI
C Distribution Thailand	—	—	—	70.00	41.92	FI	70.00	41.92	FI
E-Cavi Ltd	—	—	—	80.00	47.91	FI	80.00	47.91	FI
Cdiscount Vietnam	—	—	—	100.00	47.91	FI	100.00	47.91	FI
C'nova France SAS	—	—	—	100.00	100.00	FI	100.00	100.00	FI
Cnova Financa BV	—	—	—	100.00	100.00	FI	100.00	100.00	FI
Cdiscount Côte d'Ivoire	—	—	—	—	—	—	100.00	84.84	FI
Cdiscount Sénégal	—	—	—	—	—	—	100.00	84.84	FI
Cdiscount Cameroun	—	—	—	—	—	—	100.00	84.84	FI
Cdiscount Panama	—	—	—	—	—	—	100.00	69.87	FI
Cdiscount Uruguay	—	—	—	—	—	—	100.00	69.87	FI
Cdiscount Equateur	—	—	—	—	—	—	100.00	69.86	FI
Moncorner	—	—	—	—	—	—	100.00	99.44	FI
3W Santé	—	—	—	—	—	—	92.50	91.98	FI
3W	—	—	—	—	—	—	100.00	99.44	FI
Moncorner Deco	—	—	—	—	—	—	75.78	75.35	FI

(i)	Refer to Note 4

FI:fully integrated